Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

BY AND AMONG

TE CONNECTIVITY LTD.,

COMMSCOPE HOLDING COMPANY, INC.

AND

COMMSCOPE, INC.

DATED JANUARY 27, 2015

Schedule A-1	Specified Accounting Principles
Schedule A-2	Working Capital Methodology
Schedule B	Allocation Methodology
Schedule C	Restructuring Plan
Schedule D	Delayed Closing Schedule
Schedule E	Actuarial Method and Assumptions for Pension Deficit Calculations
Schedule F	Functional System Landscape Plan

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Supply Agreements
Exhibit C	Form of Intellectual Property Agreement
Exhibit D	Form of Patent Assignment
Exhibit E	Form of Trademark Assignment
Exhibit F	Financing Commitments
Exhibit G	Form of Business Transfer Agreement
Exhibit H	Form of General Assignment and Assumption Agreement

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement (this “Agreement”) is made and entered into this 27th day of January, 2015 by and among TE Connectivity Ltd., a Swiss Corporation (“Seller”), CommScope Holding Company, Inc., a Delaware corporation (“Holdings”), and CommScope, Inc., a Delaware corporation and a wholly-owned Subsidiary of Holdings (“Purchaser”). Seller and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller, through certain of its Subsidiaries, is engaged in the Business (as defined herein);

WHEREAS, Seller is the direct or indirect owner of controlling stock or limited liability company interests in each of the Equity Selling Entities as set forth in Schedule 1.1(a) of the Seller Disclosure Letter and of controlling stock or limited liability company interests in each of the Asset Selling Entities as set forth in Schedule 1.1(a) of the Seller Disclosure Letter;

WHEREAS, the Equity Selling Entities are the record and beneficial owners of one hundred percent (100%) of the issued and outstanding shares of capital stock, shares, quotas, investment capital, membership units and interests, capital, limited liability company interests or partnership interests (collectively, the “Equity Interests”) of the Conveyed Entities, as set forth in Schedule 3.3(b)(i) of the Seller Disclosure Letter;

WHEREAS, the Asset Selling Entities own, license or lease the Purchased Assets; and

WHEREAS, the Parties desire that, at the Closing, (i) Seller shall cause the Equity Selling Entities to sell and transfer to Purchaser, and Purchaser shall purchase from the Equity Selling Entities, all of the Equity Interests of the Conveyed Entities, and (ii) Seller shall cause the Asset Selling Entities to sell and transfer to Purchaser, and Purchaser shall purchase from the Asset Selling Entities, all of the Asset Selling Entities’ right, title and interest in the Purchased Assets and assume all of the Assumed Liabilities, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Acquisition Transaction” shall have the meaning set forth in Section 5.15(c).

“Action” shall mean any action, complaint, claim, investigation, petition, litigation, suit, arbitration or other proceeding, whether civil or criminal, by or before any Governmental Authority or arbiter.

“Active Cable Assemblies” shall mean cables and cable assemblies having an Active Optics component or an active electrical device and an electrically conductive or optically conductive cable, including without limitation “Direct Attach” products; provided, that, in no event shall “Active Cable Assemblies” be deemed to include the design, manufacture, installation, sale and distribution of (x) standalone MRJ21 connectors and the family of MRJ21 cable assemblies, (y) standalone passive fiber optic cable assemblies including connectors, jumper cables (jumpers), cords, trunk cables, and preterminated cable assemblies or (z) standalone passive copper cable assemblies (including connectors, patch cables and cords, trunk cables, and pre-terminated cable assemblies) other than the form factors SFP/SPF+, QSFP/QSFP+ and CXP.

“Active Optics” shall mean devices and components (including semiconductor, optical transceiver chip, VSCELs, laser drivers, TIA receivers and pins diodes) for converting an electrical input to an optical output or vice versa (including enhancing the quality of the data signal); provided, that, in no event shall “Active Optics” be deemed to include the design, manufacture, installation, sale and distribution of (x) standalone MRJ21 connectors and the family of MRJ21 cable assemblies, (y) standalone passive fiber optic cable assemblies including connectors, jumper cables (jumpers), cords, trunk cables, and pre-terminated cable assemblies or (z) standalone passive copper cable assemblies (including connectors, patch cables and cords, trunk cables, and pre-terminated cable assemblies) other than the form factors SFP/SPF+, QSFP/QSFP+ and CXP.

“Actual Value” shall have the meaning set forth in Section 2.9(a)(ii)(C).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. As used in this Agreement, the term “Affiliate” shall, with respect to Purchaser for all periods following the consummation of the transactions contemplated by this Agreement, include each Conveyed Company to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement; provided that no Conveyed Company shall be deemed to be an “Affiliate” of Purchaser unless and until legal title to the Equity Interests of such Person has, directly or indirectly, transferred to Purchaser or its Permitted Designee in accordance with the terms and provisions of this Agreement and the Equity Transfer Documents.

“Aggregate Purchase Price” shall have the meaning set forth in Section 2.8(c).

“Agreed Claims” shall have the meaning set forth in Section 8.6(c).

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 2.10(a).

“Allocation Methodology” shall have the meaning set forth in Section 2.10(a).

“Alternative Financing” shall have the meaning set forth in Section 5.19(a).

“Alternative Financing Commitment Letter” shall have the meaning set forth in Section 5.19(a).

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America, and any other Governmental Authority having jurisdiction pursuant to applicable Antitrust Laws with respect to the transactions contemplated hereby.

“Antitrust Conditions” shall mean any of the conditions set forth in Section 6.1(a), Section 6.1(b) and Section 6.2(i) but, with respect to Section 6.1(a), solely to the extent the Order or Law referred to in such section is issued or brought under applicable Antitrust Laws.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the HSR Act, and all other national, state, local or foreign Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or reduction or restriction of competition or restraint of trade, including, for the avoidance of doubt, any such Laws or Orders requiring review or approval by the Ministry of Commerce of the People’s Republic of China (or, with respect to any matter to be submitted for examination or approval thereby, any Governmental Authority which is similarly competent to examine and approve such matter under the Laws of the People’s Republic of China).

“Applicable OUS Conveyed Company SSE” shall mean an OUS Conveyed Company SSEs that is employed with a Conveyed Company as of the Closing (or, with respect to a Delayed Transfer Conveyed Company, as of the Delayed Transfer Closing).

“Applicable Payment Amount” shall mean, with respect to any given Applicable OUS Conveyed Company SSE, the sum of (a) the gross wages of such Applicable OUS Conveyed Company SSE for a given month, (b) the applicable employer-sided employment Taxes payable on account of such Applicable OUS Conveyed Company SSE for a given month, and (c) the amount equal to the gross wages for a given month of such Applicable OUS Conveyed Company SSE multiplied by (x) the applicable Benefit Uplift Allocation for the country of such Applicable OUS Conveyed Company or (y) if a Benefit Uplift Allocation is not provided for the country of such Applicable OUS Conveyed Company, 20.9%; provided, that, to the extent wage or benefit costs increases (including cost increases under self-insured welfare plans and/or as a result of transfer to Purchaser’s or its Affiliates’ Benefit Plans) for any Applicable OUS Conveyed Company SSE takes effect as part of the normal course of Business or the transition of employees to Purchaser’s or its Affiliates’ Benefit Plans, the Applicable Payment Amount will be adjusted accordingly, provided that Purchaser provides reasonable documentation of such increases.

“Arbiter” shall mean the New York Office of KPMG LLP.

“Asset Allocation” shall have the meaning set forth in Section 2.10.

“Asset Selling Entity” shall mean Seller and each Affiliate thereof that owns Purchased Assets, including those listed as such on Schedule 1.1(a) of the Seller Disclosure Letter, and all such entities shall be referred to collectively as the “Asset Selling Entities.”

“Asset Selling Entity Business Employee” shall mean any Business Employee who as of immediately prior to the Closing is employed by an Asset Selling Entity or another Affiliate of Seller other than a Conveyed Company.

“Assumed Contracts” shall have the meaning set forth in Section 2.2(c).

“Assumed Debt” shall mean the Indebtedness set forth on Schedule 1.1(b).

“Assumed Debt Amount” shall mean the aggregate principal amount and accrued interest of all Assumed Debt outstanding at the Closing.

“Assumed Environmental Liabilities” shall mean all Liabilities (including Cleanup costs) of Seller or its Subsidiaries arising under the Environmental Laws, but only to the extent (i) both (A) relating to the Business and (B) relating to any conditions at or emanating from, or events occurring or having occurred at, the Transferred Real Property (which, for the avoidance of doubt, does not include any Former Facility) or (ii) otherwise to the extent relating to the Business (other than any such Liabilities arising out of or relating to the Berlin Facility), but, in the case of this clause (ii), only to the extent that Losses for such Liabilities do not exceed $25 million in the aggregate. For the avoidance of doubt, in no event shall “Assumed Environmental Liabilities” include any Retained Environmental Liabilities.

“Assumed Intercompany Payables” shall mean the bona fide intercompany trade payables due and owing from any Conveyed Company or any Asset Selling Entity, on the one hand, to Seller or any of its Subsidiaries (including another Conveyed Company or any Asset Selling Entity), on the other hand, for goods and services bought and sold in the ordinary course of the Business consistent with past practice; provided, that, in no event shall “Assumed Intercompany Payables” include any amounts (i) that have been outstanding more than sixty (60) days or (ii) owing exclusively from Seller or an Affiliate of Seller that is not a Conveyed Company (together with the Seller, each a “Seller Non-Conveyed Entity”) exclusively to another Seller Non-Conveyed Entity.

“Assumed Intercompany Receivables” shall mean the bona fide intercompany trade receivables due and owing to any Conveyed Company or any Asset Selling Entity, on the one hand, from Seller or any of its Subsidiaries (including another Conveyed Company or any Asset Selling Entity), on the other hand, for goods and services bought and sold in the ordinary course of the Business consistent with past practice; provided, that, in no event shall “Assumed Intercompany Receivables” include any amounts (i) that have been outstanding more than sixty (60) days or (ii) owing exclusively to a Seller Non-Conveyed Entity exclusively from another Seller Non-Conveyed Entity.

“Assumed Liabilities” shall have the meaning set forth in Section 2.4.

“Assumed Non-U.S. Pension Liabilities” shall have the meaning set forth in Section 5.5(m).

“Assumed Plan” shall mean each Business Benefit Plan that is contributed to, sponsored, maintained or entered into by any Asset Selling Entity and that is listed on Schedule 1.1(c) of the Seller Disclosure Letter.

“Assumed Shared Service Pension Liabilities” shall have the meaning set forth in Section 5.5(p)(vi).

“Balance Sheet Date” shall have the meaning set forth in Section 3.18(a).

“Base Working Capital” shall mean an amount equal to (i) 21.3% multiplied by (ii) the revenue of the Business for the twelve (12) fiscal month period of Seller ending on the Closing Date, calculated in accordance with the Specified Accounting Principles; provided, that, if the Closing Date does not occur on a fiscal month end, then such twelve (12) fiscal month period shall end on the last day of the fiscal month of Seller immediately preceding the fiscal month of Seller in which the Closing Date occurs.

“Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other employee benefit, arrangement or plan, including each bonus, stock option, equity or equity-based, incentive or deferred compensation, retirement, severance, termination indemnity, redundancy pay, employment, change-in-control, retention, medical, dental, vision, disability, sick leave, prescription, life insurance, vacation or fringe benefits plan, agreement, arrangement, program or policy and all plans for expatriates or similar arrangements, in each case, regardless of whether it is mandated under local Law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory.

“Benefit Uplift Allocation” shall, with respect to a given country, have the meaning set forth in the Services and Pricing Schedule for Human Resources attached to the Transition Services Agreement with respect to such country.

“Berlin Facility” shall mean the facility located at Beekskowdamm 3-11 in 14167 Berlin, Germany, with Seller internal identification number Q92.

“Bonus Amounts” shall have the meaning set forth in Section 5.5(g).

“Burdensome Condition” shall mean any of the following: (i) any material limitation, restriction or prohibition on the ability of Purchaser or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership (including with respect to voting) of the Purchased Assets and the Conveyed Companies to be acquired or owned as contemplated pursuant to this Agreement and the other Transaction Documents, (ii) a material reduction in the reasonably anticipated benefits (financial or otherwise) to Purchaser of the transactions contemplated by this Agreement and the other Transaction Documents, (iii) an impact that is materially adverse to the assets, business, results of operation or condition (financial or otherwise) of the Business, the Purchased Assets and the Conveyed Companies, taken as a whole, or (iv) an impact that is materially adverse to the assets, business, results of operation or condition (financial or otherwise) of the Purchaser and its Subsidiaries, taken as a whole.

“Business” shall mean the business operated by Seller as the Broadband Network Solutions business unit, which designs, manufactures, sells, installs and distributes fiber, copper and wireless infrastructure components, cabling, and systems for telecommunications and enterprise customers, including (x) the design, development, manufacture, sale, installation, distribution and other commercial operations relating to the products identified on Schedule 1.1(d) (collectively, the “Nile Products”) but excluding the products set forth on Schedule 5.15(a) of the Seller Disclosure Letter and (y) the Managed Connectivity Business. For the avoidance of doubt, the SubCom Business and the Seller Data Communications Business (other than the Managed Connectivity Business), Active Cable Assemblies and Active Optics are not included in the Business.

“Business Benefit Plan” shall mean each Benefit Plan that is contributed to, sponsored or maintained (in whole or in part) or entered into by an Asset Selling Entity, a Conveyed Company or any Affiliate of either, or under which an Asset Selling Entity, a Conveyed Company or any Affiliate of either has any Liability, in each case, for the benefit of any Business Employee or Shared Service Employee or any spouse, dependent or beneficiary of any Business Employee or Shared Service Employee.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Employee” shall mean any individual who (i) is listed on Schedule 1.1(e) of the Seller Disclosure Letter and who, immediately prior to the Closing, is a current employee of an Asset Selling Entity or another Affiliate of Seller (including a Conveyed Company), (ii) immediately prior to the Closing is a current employee of an Asset Selling Entity or another Affiliate of Seller (including a Conveyed Company) and who performs at least seventy-five percent (75%) of his or her services on behalf of the Business, (iii) is not currently an employee of Seller or any Affiliate thereof (including a Conveyed Company) and who, subject to Section 5.2(a), on or prior to the Closing Date receives and accepts from an Asset Selling Entity or another Affiliate of Seller (including a Conveyed Company) an offer to be employed with such Asset Selling Entity or Affiliate performing at least seventy-five percent (75%) of his or her services on behalf of the Business but who as of the Closing Date has not commenced such employment (any individual described in this clause (iii), an “Offeree”) or (iv) is an employee of Seller or Affiliates thereof (including a Conveyed Company) and who is offered and accepts employment with Purchaser or any of its Affiliates, pursuant to mutual agreement with Seller and otherwise in compliance with Section 5.2(a) and Section 5.14, during the ninety (90) days following the Closing Date; provided that any Offeree or employee described in clause (iii) and this clause (iv) shall become a Business Employee and a Transferred Employee as of the date of actual employment with Purchaser or any of its Affiliates, as applicable. For the avoidance of doubt, “Business Employee” shall include any individual described in clauses (i) through (iii) who (x) is absent on the Closing Date because of illness or being on long or short-term disability (excluding maternity disability and military leave), workers’ compensation, vacation, parental leave of absence or other approved absence or approved leave of absence and (y) returns to active, full-time employment within 180 days following the Closing Date or such longer period as is required to be provided by applicable Law; provided that (1) any individual who is absent on the Closing Date because of maternity disability or military leave shall be deemed to be a “Business Employee”, (2) any individual (other than an individual whose employment location is in Germany) who is on long-term disability under a Conveyed Company Benefit Plan shall be deemed to be a “Business Employee”, regardless of whether such individual returns to active, full-time employment within 180 days following the Closing Date or such longer period required by Law, and (3) such other persons on leave who do not so return to active, full-time employment within such time period shall not be deemed to be a “Business Employee”. Notwithstanding the foregoing, the following individuals shall not be deemed to be Business Employees: (i) the individuals listed on Schedule 1.1(f) of the Seller Disclosure Letter; (ii) Former Employees (determined, for such purpose, without regard to the percentage of his or her work time spent in the operation of the Business); or (iii) employees of an Asset Selling Entity or other Affiliates of Seller (including a Conveyed Company) on an unapproved leave of absence immediately prior to the Closing.

“Business Intellectual Property” shall mean all Transferred Intellectual Property and all Intellectual Property owned by the Conveyed Companies as of the Closing Date.

“Business Records” shall mean customer, distributor, vendor, supplier, contractor, and service-provider lists, and all files, data, databases, documents and records (including billing, payment and dispute histories, credit information and similar data, Tax records, employee master payroll data and historical reporting data from HRP (i.e., the human resources/payroll SAP ERP system of Seller or its Affiliates that houses employee data) and HRA (i.e., the analytics or SAP BW data warehouse that contains data/reports on human resources/payroll)) relating to customers, distributors, vendors, suppliers, employees, contractors or service-providers of the Business, and other business and financial records, files, data, databases, correspondence, personnel information, books and documents (whether in hard copy or computer format) relating to the Business or Actions arising in connection therewith.

“Business Transfer Agreements” shall have the meaning set forth in Section 2.6(a).

“Cap” shall have the meaning set forth in Section 8.4(a)(ii).

“Cash and Cash Equivalents” shall mean cash and cash equivalents, determined in accordance with the Specified Accounting Principles. For the avoidance of doubt, (i) Cash and Cash Equivalents of any Person shall be calculated net of issued but uncleared checks and drafts, and (ii) shall include checks and drafts deposited for the account of such Person which have not cleared as of the date of determination. Further, in no event shall Cash and Cash Equivalents include any amount that is included in the Pension Asset Amount.

“Change of Control Bonuses” shall mean all incentive, retention, transaction, change in control or similar bonuses or other similar compensatory payments to any Shared Service Employee, Business Employee or Former Employee pursuant to an arrangement entered into with Seller or its Affiliates that is payable as a result of or in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this

Agreement, whether alone or in conjunction with any other event or circumstance (including continued employment through or following the Closing), and including any Taxes imposed on the employer as a result thereof, in each case, excluding any retention bonuses payable pursuant to retention agreements entered into between Seller or any of its Affiliates and employees at the written request of Purchaser after the date hereof and prior to the Closing.

“Chinese Entities” shall mean, collectively, ADC Telecommunications (Shanghai) Distribution Co., Ltd., LGC Wireless Communication (Shenzhen) Co. Ltd. and TE Connectivity (Wuxi) Company Limited.

“Claim Certificate” shall have the meaning set forth in Section 8.6(a).

“Cleanup” shall mean all actions required to: (1) respond, cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the release, threatened release, migration, spill, emission, discharge, leaking, pumping, injection, deposit, dispersal or leaching of Hazardous Materials; (3) perform studies, investigations or monitoring required pursuant to any Environmental Laws; or (4) respond to requests of any Governmental Authority or other Person for information or documents to the extent relating to response, cleanup, removal, treatment or remediation or potential response, cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing” shall mean the closing of the transactions contemplated by this Agreement pursuant to the terms and conditions of this Agreement.

“Closing Cash” shall mean the aggregate amount, if any, of Cash and Cash Equivalents, as of the Closing, of the Conveyed Companies set forth on Schedule 1.1(j) of the Seller Disclosure Letter, determined in accordance with the Specified Accounting Principles and transferred to Purchaser at Closing; provided, however, that the amount of Closing Cash shall be reduced by (A) the amount of all Excess Cash and (B) the amount of all Repatriation Costs. Notwithstanding anything contained herein to the contrary, only the pro rata share of the Cash and Cash Equivalents of any Non-Wholly Owned Entity (based upon Seller’s direct or indirect equity ownership of such entity as of immediately prior to the Closing) shall be used to determine Closing Cash and Repatriation Costs (including whether the $50,000,000 amount referred to therein has been met).

“Closing Cash Amount” shall mean the amount of Closing Cash as finally determined pursuant to Section 2.9(a).

“Closing Date” shall have the meaning set forth in Section 2.11(a).

“Closing Restructuring” shall mean, with respect to any jurisdiction, the Restructuring has been completed with respect to such jurisdiction (except with respect to actions expressly contemplated on Schedule C to be completed on or after the Closing) and the parties are able to complete the transactions contemplated hereby with respect to the Conveyed Companies and the Asset Selling Entities in such jurisdiction.

“Closing Statement” shall have the meaning set forth in Section 2.8(b).

“Closing Working Capital” means, as of the Effective Time, the Working Capital.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral Source” shall have the meaning set forth in Section 8.5.

“Commingled Contract” means any Contract (regardless of whether included in Purchased Assets) entered into prior to the Closing which is between Seller or any of its Affiliates, on the one hand, and one or more third parties, on the other hand, that directly benefit both (x) any Purchased Assets or the Business, on the one hand, and (y) any Excluded Assets or any business of Seller or its Affiliates other than the Business, on the other hand.

“Commingled Leases” means the leases for (i) the property in Juárez, Mexico with Seller identity numbers RD1, B82 and G38 and (ii) the property in Bangalore, India with Seller identity numbers G09 and G10.

“Commingled Retirement Plans” means Seller’s Non-U.S. Retirement Plans set forth on Schedule 1.1(g).

“Competitive” shall mean pricing and other terms and conditions offered by Purchaser and its Affiliates are competitive in all material respects with the pricing and other terms and conditions offered by third parties.

“Compliant” shall mean, with respect to the Required Financial Information, that (i) Seller’s independent auditors shall not have withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information; provided that if any such audit opinion is withdrawn, the Required Financial Information shall be deemed to be Compliant upon receipt by Purchaser of a new unqualified audit opinion with respect to such audited financial statements for the applicable periods by a nationally recognized independent registered accounting firm of national standing (so long as such replacement audit opinion is not subsequently withdrawn); (ii) in connection with the Debt Financing, Seller’s independent registered public accounting firm consents to the use of its audit opinions with respect to any Required Financial Information audited by such firm; (iii) Seller shall have not been informed by Deloitte & Touche LLP (or any other independent outside accounting firm of Seller) that is it required to restate, and neither Seller nor the Business has restated, any audited or unaudited financial statements included in such Required Financial Information; provided that if any such restatement occurs, the Required Financial Information shall be deemed to be Compliant if and when such restatement has been completed and the relevant financial statements have been amended (so long as the Seller or the Business does not subsequently restate the financial statements included in such Required Financial Information); and (iv) the financial statements included in the Required Financial Information that is available to Seller on the first day of the fifteen (15) consecutive Business Day period in the Marketing Period, or updated financial statements as required, are sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the Securities and Exchange Commission on any day during the Marketing Period.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of January 21, 2013, as amended, between Seller and Purchaser.

“Confidential Information” shall mean any confidential information, including any formula, pattern, device, compilation or information, proprietary technical, economic, environmental, operational, financial, technology, operating, financial and/or other business information, methods of operation, financial statements, trade secrets, market studies and forecasts, competitive analyses, target markets, advertising techniques, pricing policies and information, specifications for products, equipment and processes, manufacturing and performance specifications and procedures, engineering drawings and graphs, technical, research and engineering data, manufacturing know-how, the substance of agreements with customers and others, marketing and similar arrangements, servicing and training programs and arrangements, customer lists, customer profiles, customer preferences, other trade secrets and any other documents or materials embodying such information.

“Constituent Documents” means, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, business rules and regulations, bylaws, operating agreement, certificate of limited partnership, partnership agreement, equityholders’ agreement and/or certificates of existence, as applicable.

“Contest” shall mean any audit, administrative or court proceeding or other dispute with respect to any Tax matter that affects any of the Conveyed Companies or relates to the Purchased Assets.

“Continued Vesting” shall have the meaning set forth in Section 5.5(f)(i).

“Continuing Vesting Equity” shall have the meaning set forth in Section 5.5(f)(i).

“Contract” shall mean any legally binding agreement, arrangement, instrument or contract (including purchase orders), including all amendments thereto (in each case, whether written or oral).

“Converted Equity Awards” shall have the meaning set forth in Section 5.5(f)(i).

“Conveyed Companies” shall mean the Conveyed Entities and their Subsidiaries, and each of the Conveyed Companies shall be referred to individually as a “Conveyed Company.”

“Conveyed Company Benefit Plan” shall mean each Business Benefit Plan that is sponsored or maintained by a Conveyed Company and that will transfer with the Conveyed Company by operation of Law.

“Conveyed Company Business Employee” shall mean any Business Employee who as of immediately prior to the Closing is employed by a Conveyed Company.

“Conveyed Company Covered Person” shall have the meaning set forth in Section 5.12.

“Conveyed Entities” shall mean those entities listed on Schedule 3.3(b)(i) of the Seller Disclosure Letter, and each of the Conveyed Entities shall be referred to individually as a “Conveyed Entity.”

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Covered Persons” shall have the meaning set forth in Section 5.15(b).

“CT Confidentiality Agreement” shall mean the Clean Team Confidentiality Agreement dated on or about September 3, 2014, as amended, between Seller, Purchaser and Carlyle Investment Management L.L.C.

“DAS Business” shall have the meaning set forth in Section 5.15(c)(B).

“DAS Products” shall have the meaning set forth in the definition of “Nile Core Business” in this Section 1.1 and Schedule 1.1(m) of the Seller Disclosure Letter.

“Deal Related Severance” shall mean the Termination Amounts required to be paid under applicable Law or Benefit Plan to any Business Employee (i) by reason of the termination of his or her employment with Seller or any of its Affiliates (including termination of a Business Employee’s employment by Seller or any of its Affiliates following rejection by such Business Employee of an offer of employment from the Purchaser) in connection with the transactions contemplated by this Agreement, including the Restructuring (for the avoidance of doubt, any monetary settlements paid to any Business Employee based in China or India in connection with the transfer of his or her employment to the Purchaser and its Affiliates shall (x) to the extent such monetary payments are required by applicable Law, be included in this clause (i) and (y) to the extent such monetary payments are not required by applicable Law (or in excess of such required amount), be included in this clause (i) so long as both (A) Seller has consulted with Purchaser in advance of agreeing to make such payments and (B) such payments are not, together with all Deal Related Severance required to be paid under applicable Law to Business Employees in China and India, individually or in the aggregate with respect to China or India, respectively, in excess of the corresponding amount set forth with respect to such country on Schedule 1.1(h) of the Seller Disclosure Letter) or (ii) by reason of operation of, or under, applicable Law in connection with the consummation of the transactions contemplated by this Agreement, including the Restructuring, and, in each case, any Taxes imposed on the employer as a result thereof. For the avoidance of doubt, “Deal Related Severance” shall not include any Change of Control Bonuses or Retention Bonuses.

“Debt Adjustment Amount” shall have the meaning set forth in Section 2.8(c)(iii).

“Debt Financing” shall have the meaning set forth in Section 4.5(b).

“Dedicated Retirement Plans” means Seller’s Non-U.S. Retirement Plans set forth on Schedule 1.1(i) of the Seller Disclosure Letter.

“Deemed Pension Liabilities” shall mean, with respect to the Deal Related Severance for which Purchaser is responsible pursuant to Section 5.5(e) of this Agreement, the portion thereof that is attributable to Liabilities that would have otherwise been included in Pension Liabilities pursuant to the definition thereof had such Person been a Transferred Employee.

“Delayed Transfer Assumed Liabilities” shall have the meaning set forth on Schedule D.

“Delayed Transfer Closing” shall have the meaning set forth on Schedule D.

“Delayed Transfer Conveyed Company” shall have the meaning set forth on Schedule D.

“Delayed Transfer Country” shall have the meaning set forth on Schedule D.

“Delayed Transfer Purchased Assets” shall have the meaning set forth on Schedule D.

“Disputed Item” shall have the meaning set forth in Section 2.9(a)(ii).

“Dollars” and “$” shall each mean lawful money of the United States.

“Domains” shall have the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Due Diligence Materials” shall have the meaning set forth in Section 4.7(a).

“Effective Time” shall have the meaning set forth in Section 2.11(a).

“Employee Census” shall have the meaning set forth in Section 3.15(h).

“End Date” shall have the meaning set forth in Section 9.1(b).

“Environmental Law” shall mean any Law, Order or other requirement of Law for the protection of the environment, human health and safety as affected by exposure to Hazardous Materials, pollution, endangered or threatened species of fish, wildlife and plants or the management or use of natural resources or relating to the manufacture, use, transport, treatment, storage, disposal, Cleanup, release or threatened release of Hazardous Materials or recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“Environmental Permit” shall mean a Permit issued pursuant to, or under, an Environmental Law.

“Equipment” shall have the meaning set forth in Section 2.2(b).

“Equipment Leases” shall have the meaning set forth in Section 2.2(b).

“Equity Interests” shall have the meaning set forth in the recitals hereto.

“Equity Selling Entity” shall mean Seller and each Affiliate of Seller, including those listed as such on Schedule 1.1(a) of the Seller Disclosure Letter, that owns or holds Equity Interests in a Conveyed Entity, and all such entities shall be referred to collectively as the “Equity Selling Entities.”

“Equity Transfer Documents” shall have the meaning set forth in Section 2.6(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean any Person which would be treated as a single employer with a Conveyed Company or any of its Affiliates under Code Section 414 or ERISA Section 4001(b).

“Estimated Aggregate Purchase Price” shall have the meaning set forth in Section 2.8(b).

“Evaluation Material” shall have the meaning set forth in Section 5.17(a).

“Excess Cash” shall mean the aggregate amount by which the Cash and Cash Equivalents held by each Conveyed Company (or group of Conveyed Companies) exceeds the cash balance for such Conveyed Company (or group of Conveyed Companies) set forth opposite such Conveyed Company’s (or group of Conveyed Companies’) name(s) on Schedule 1.1(j) of the Seller Disclosure Letter.

“Exchange Rate” shall have the meaning set forth in Section 1.2(l).

“Exchange Act” shall have the meaning set forth in Section 5.26(b)(i).

“Exchange Act Disclosure” shall have the meaning set forth in Section 5.26(c).

“Excluded Active IP” means all Intellectual Property which relates to Active Cable Assemblies or Active Optics.

“Excluded Assets” shall have the meaning set forth in Section 2.3(a).

“Excluded Commingled Contracts” shall have the meaning set forth in Section 2.7(e).

“Excluded Contracts” shall have the meaning set forth in Section 2.3(a)(xi).

“Excluded Service” shall mean the services set forth on Schedule 1.1(k).

“Extension” shall have the meaning set forth in Section 9.1(b).

“Final Aggregate Purchase Price” shall have the meaning set forth in Section 2.9(a)(iii).

“Final Closing Working Capital” shall have the meaning set forth in Section 2.9(a)(ii).

“Final Determination” means, with respect to any Taxes, (i) the expiration of the statute of limitations on both assessments and refunds of such Taxes, or (ii) the final settlement of Taxes through agreement of the Parties or by an administrative or judicial decision from which no appeal can be taken or the time for taking any such appeal has expired.

“Final Pension Deficit Amount” shall have the meaning set forth in Section 2.9(b)(i)(B), Section 2.9(b)(i)(C) or Section 2.9(b)(ii), as applicable.

“Financial Statements” shall have the meaning set forth in Section 3.18(a).

“Financing Agreements” shall have the meaning set forth in Section 5.19(a).

“Financing Commitments” shall have the meaning set forth in Section 4.5(b).

“Financing Sources” shall have the meaning set forth in Section 4.5(b).

“Foreign Currency” means any currency other than U.S. dollars.

“Former Employee” means, as of the Closing, each former employee of Seller, its Affiliates or the Conveyed Companies who as of immediately prior to such Person’s termination of employment spent at least 75% of his or her work time in the operation of the Business.

“Former Facility” means, as of the Closing, any real property or facility that, as of the Closing Date, was formerly but is no longer owned, leased, occupied, operated or otherwise used (including, for the avoidance of doubt, for the transportation, treatment or disposal of any wastes originating from such real properties and facilities) in the Business or by any of the Conveyed Companies, but not including the Berlin Facility.

“FSL” shall have the meaning set forth in the Functional System Landscape Plan.

“Functional System Landscape Plan” shall have the meaning set forth in Section 5.30.

“Fundamental Representations” shall mean each of the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authority; Binding Effect), Section 3.3 (Conveyed Companies; Capital Structure), Section 3.19 (Brokers), Section 4.1 (Organization and Qualification), Section 4.2 (Corporate Authority) and Section 4.9 (Brokers).

“GAAP” shall mean generally accepted accounting principles in the United States in effect as of the date hereof.

“General Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.6(a).

“General Basket” shall have the meaning set forth in Section 8.4(a)(i).

“Germany Pension Plans” shall mean, collectively, Pension Plan - ADC GmbH, Pension Plan – ADC GmbH (Sonderkreis), Tyco Electronics – AMP Germany – Plan 17, Tyco Electronics – Raychem GmbH – Plan 18, Tyco Electronics Vorsorgeplan – AMP and Tyco Electronics Vorsorgeplan – Raychem.

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, ministry, department, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Government Contract” shall mean any (i) prime contract, grant agreement, cooperative agreement or other type of contract with a Governmental Authority to which Seller or any of its Affiliates (including the Conveyed Companies) is a party and which is related to the operation of the Business or to which any Conveyed Company is a party or (ii) any subcontract under any such contract to which Seller or any of its Affiliates (including the Conveyed Companies) is a party and which is related to the operation of the Business or to which any Conveyed Company is a party.

“Hazardous Materials” shall mean any waste, gasoline or petroleum, petroleum product, flammable material, urea-formaldehyde insulation, molds, asbestos or asbestos-containing material, biological or medical wastes, toxic substance, radioactive materials, polychlorinated biphenyls, lead and lead-based paint, toxic mold or any other chemical, material or substance listed, classified or regulated as a “solid waste,” “hazardous” “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic,” “toxic substance,” “toxic waste”, “toxic pollutant,” “contaminant,” or “pollutant” or any similar terms under any applicable Environmental Law.

“High Value” shall have the meaning set forth in Section 2.9(a)(ii)(B).

“Holdings” shall have the meaning set forth in the preamble of this Agreement.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“In Process Properties” shall have the meaning set forth in Section 5.2(a)(xxiii).

“Income Taxes” shall mean any Taxes based on, measured by or calculated with respect to gross or net income or gross receipts (including capital gains Taxes, minimum Taxes, income Taxes collected by withholding, and Taxes on Tax preference items, but excluding sales Taxes, value-added Taxes, or similar Taxes), together with any interest, penalties, or additions imposed with respect thereto, whether disputed or not.

“Indebtedness” of any Person shall mean, without duplication, (i) indebtedness of such Person for borrowed money, whether short term or long term, including all obligations evidenced by bonds, debentures, notes or similar instruments, (ii) cash overdrafts and negative cash balances (but not including any book overdrafts (outstanding checks in excess of cash balances in bank), which, for the avoidance of doubt, will be included in accounts payable in accordance with the Specified Accounting Principles), (iii) obligations secured by Liens (other than Permitted Liens), (iv) obligations to pay deferred purchase price of property or services (including the maximum amount of any remaining earn-outs for past acquisitions), whether or not contingent (if any), (v) obligations under capitalized leases (determined in accordance with the Specified Accounting Principles) (provided that only such capitalized amount shall be considered Indebtedness hereunder), (vi) obligations in respect of letters of credit, performance or surety bonds, bankers’ acceptances and similar facilities (but only to the extent subject to any Pending Undrawn Claim), (vii) obligations under conditional sales contracts and similar title retention instruments, (viii) obligations respecting accrued but unpaid dividends (other than any dividends payable to a Conveyed Company), (ix) all Liabilities required to settle (as of the applicable time of determination) any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, currency swap, forward currency agreement, currency hedging agreement or other hedging, derivative or swap agreement or other similar agreement, (x) all interest, fees, penalties and other expenses with respect to indebtedness described in the foregoing clauses (i)-(ix), including all prepayment premiums or fees or debt breakage costs payable with respect thereto, which are or would be owed to fully discharge such indebtedness as of the applicable time of determination and (xi) all indebtedness referred to in the foregoing clauses (i)-(x) that is directly or indirectly guaranteed by such Person (other than, for the avoidance of doubt, any Parent Guarantees). Notwithstanding the foregoing, Indebtedness shall not include (w) any current liabilities for trade payables or accrued expenses (including Taxes), (x) with respect to the Conveyed Companies, any Indebtedness incurred by Purchaser and its Affiliates (and assumed by the Conveyed Companies at or after the Closing, including in connection with the financing of the transactions contemplated by this Agreement), (y) any Liability related to inter-company debt solely between any Conveyed Company and another Conveyed Company or any guarantees thereof or (z) any amount that is included in (1) the Pension Liabilities or (2) any amounts payable pursuant to the terms of the Seller SSRP.

“Indebtedness Amount” shall mean the amount, as of the Closing, necessary to discharge fully all Indebtedness of the Conveyed Companies outstanding as of the Closing (other than Assumed Debt).

“Indemnified Party” shall have the meaning set forth in Section 8.6(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.6(a).

“Independent Actuary” shall have the meaning set forth in Section 2.9(b)(ii).

“Information Technology” shall mean any equipment or interconnected system or subsystem of equipment that is used in the acquisition, storage, manipulation, management, movement, control, display, switching, interchange, transmission, or reception of data or information, or interface therewith, and any Software, firmware, circuitry, logic, algorithms, source code, object code, other code variants, libraries and related documentation, databases, manuals, user guides, specifications, training materials and any websites. For the avoidance of doubt, Information Technology includes printers, storage devices, mobile devices, computers, computer equipment and systems, including laptops and desktops, network equipment and systems, phone equipment and systems, email equipment and systems, printer equipment and systems, backup and disaster recovery equipment and systems, as well as firewall devices, wireless access points, switches, routers and servers, and any hardware or Software associated with any of the above. For clarity, Information Technology does not include any Intellectual Property rights associated with any of the foregoing.

“Information Technology Contracts” means Contracts related to Information Technology assets, including Software licenses, subscription service and hosted agreements.

“Insurance Policies” shall have the meaning set forth in Section 3.22.

“Intellectual Property” shall mean any of the following: all worldwide rights, title, and interests in and to (a) patents, patent applications and statutory invention registrations, together with all continuations, divisions, continuations-in-part, continued prosecutions, extensions, provisionals, re-issues, and re-examinations of any patent or patent application and all patents, registrations, and statutory invention registrations resulting from any of the foregoing patents and patent applications, as well as any other patents and applications that claim priority therefrom throughout the world, whether such priority claim is direct or indirect and whether such priority claim is express or inherent, and all domestic and foreign patents, patent applications, and counterparts thereof (“Patents”); (b) registered and unregistered trademarks, service marks, trade dress, logos, trade names, brand names, corporate names, business names, slogans, and other indicia and identifiers of origin or source and applications and reservations therefor including registrations, pending applications for registration, and intent-to-use applications thereof, and including all common law rights thereto and the goodwill symbolized thereby or associated therewith (collectively, “Trademarks”); (c) registered and unregistered copyrights, including copyrights in Software, databases, manuals, user guides, specifications, training materials, promotional materials, Software, website content, and any websites, and registrations and applications for registration thereof, all renewals, extensions, amendments, modifications, restoration, and reversions thereof, and all common law rights thereto (“Copyrights”); (d) Internet domain names, Internet protocol addresses, uniform resource locators, Internet accounts and names (including social networking and media names), and applications and reservations therefor (“Domains”); and (e) confidential and proprietary information, including trade secrets, know-how, processes, data, technical data, designs, customer and supplier lists, potential customer lists, prospect lists, pricing and cost information, business and marketing plans, proposals, methods, inventions, invention disclosures, associated common law invention rights (whether patentable or unpatentable and whether or not reduced to practice), moral and economic rights of authors and inventors (however denominated) and other proprietary information or material of any type (collectively, “Know-How”).

“Intellectual Property Agreement” shall have the meaning set forth in Section 2.11(b).

“Intellectual Property Licenses” shall mean Contracts pursuant to which an Asset Selling Entity is a licensee of any Intellectual Property which is used primarily in the Business.

“Interim Financial Statements” shall have the meaning set forth in Section 5.26(a)(i).

“Intrinsic Value” shall mean (i) with respect to a stock option, the product obtained by multiplying (a) the number of shares subject to such award and for which such determination of Intrinsic Value is to be calculated, by (b) the excess, if any, of the fair market value per share of the stock subject to such award over the exercise price per share, and (ii) with respect to a restricted stock or restricted stock unit award, the product obtained by multiplying (a) the number of shares subject to such award and for which such determination of Intrinsic Value is to be calculated, by (b) the fair market value per share of the stock subject to such award, in each of the cases described in this definition, as of the applicable date of determination.

“Inventory” shall have the meaning set forth in Schedule A-1.

“IRS” shall mean the Internal Revenue Service of the United States of America.

“Juárez Dispute” shall have the meaning set forth on Schedule 2.5(a)(xiv) of the Seller Disclosure Letter.

“June 29, 2007 Tax Sharing Agreement” shall mean the Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007.

“Know-How” shall have the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Knowledge of Purchaser” shall have the meaning set forth in Section 1.4.

“Knowledge of Seller” shall have the meaning set forth in Section 1.4.

“Larger Business” shall have the meaning set forth in Section 5.15(c)(A).

“Law” shall mean any federal, state, territorial, foreign, provincial, local or municipal law, common law, statute, ordinance, rule, regulation, Order, treaty, constitution, administrative interpretation or code of any Governmental Authority.

“Leased Real Property” shall mean any fixtures, structures or improvements on or appurtenant to the real property leased pursuant to the Real Property Leases, and such right, title or interest therein or thereto as the Conveyed Companies and/or Asset Selling Entities possess.

“Letters of Credit” shall have the meaning set forth in Section 3.22.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, encumbrance, pledge, easement, right of way, preemptive right, conditional sale agreement or other title retention agreement, judgment, attachment, encroachment, servitude, or option, right of first refusal, restriction on transfer or any other encumbrance, exception to title or charge of any kind.

“Loss” or “Losses” shall mean any claims, actions, causes of action, judgments, awards, assessments, fines, penalties, interests, deficiencies, costs of settlement or compromise, losses, costs and damages (including reasonable out-of-pocket costs of investigation and defense, court costs, reasonable out-of-pocket fees and expenses of accountants and experts or other reasonable out-of-pocket expenses of litigation or other Action and reasonable attorneys’ fees and expenses), but excluding lost profits, lost revenues, lost opportunities and consequential, indirect, punitive and other special damages regardless of the legal theory; provided, however, that notwithstanding the foregoing, nothing herein shall limit a Person’s ability to recover any Losses in respect of consequential, indirect, punitive and other special damages to the extent paid in connection with a Third-Party Claim.

“Low Value” shall have the meaning set forth in Section 2.9(a)(ii)(A).

“Managed Connectivity Business” shall mean the managed connectivity business of Seller and its Affiliates, including Quareo and AMPTRAC product families, Infrastructure Configuration Manager (ICM) software (e.g., software to monitor changes to layer 1 network), and the design, manufacture, installation, and distribution of enhanced copper and fiber optic based cabling solutions for intelligent patching in network applications and datacenter infrastructure management.

“Marketing Period” shall mean the first fifteen (15) consecutive Business Day period after the date hereof (i) commencing on the date Purchaser shall have received the Required Financial Information and (ii) throughout which (x) the Required Financial Information is Compliant and (y) the conditions set forth in Sections 6.1 and 6.2 (excluding conditions that by their nature cannot be satisfied until the Closing, but such conditions must be capable of being satisfied if the Closing were to occur as described herein) shall be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period; provided, that, (A) if the Marketing Period has not ended prior to August 22, 2015, then it will not commence until September 8, 2015, (B) if the Marketing Period has not ended prior to December 18, 2015, then it will not commence until January 4, 2016, and (C) the Marketing period shall not be required to be consecutive to the extent it would include November 26, 2015 through November 29, 2015 and July 3, 2015 through July 5, 2015 (which dates shall be excluded for purposes of the 15 consecutive Business Day period). If at any time Seller shall in good faith reasonably believe that it has provided the Required Financial Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement in the foregoing clause (i) will be deemed to have been satisfied as of the date of delivery of such notice, unless Purchaser in good faith reasonably believes Seller has not completed the delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with reasonable specificity which Required Financial Information Seller has not delivered). The Marketing Period shall end in any case on the date on which the Debt Financing is consummated.

“Material Adverse Effect” shall mean any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would reasonably be expected to (A) result in a material adverse effect on the business, condition (financial or otherwise), assets (including intangible assets and rights) or results of operations of the Business, other than, for purposes of this clause (A) only, (X) any event, circumstance, development, change or effect resulting from the following: (i) changes in economic or political conditions or the financing, banking, currency or capital markets in general; (ii) changes in Laws or Orders or interpretations thereof or changes in accounting requirements or principles (including GAAP); (iii) changes affecting industries, markets or geographical areas in which the Business operates; (iv) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Business, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Business; (v) the consummation of the transactions contemplated by this Agreement or any actions by Purchaser or Seller expressly required pursuant to this Agreement (other than actions required pursuant to Section 5.2(a)(i)); (vi) actions prohibited under Section 5.2 to which Purchaser gave its prior written consent; (vii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before, on or after the date of this Agreement; or (viii) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture, license or disposition of operations, divisions, businesses, product lines, customers or assets arising from Purchaser’s compliance with its obligations under Section 5.4, except, in the case of the foregoing clauses (i), (ii), (iii) or (vii), to the extent such changes or developments referred to therein have a materially disproportionate impact on the Business as compared to other companies with businesses similar to the Business or (Y) any failure by the Business to meet any internal projections or forecasts and seasonal changes in the results of operations of the Business (provided that the underlying causes of such failure (subject to clauses (i)-(viii) of this definition) shall be considered in determining whether a “Material Adverse Effect” has occurred) or (B) materially impair or delay beyond the End Date the ability of the Seller (or the Seller Entities) to consummate the transactions contemplated by this Agreement.

“Material Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Commingled Contract” shall mean any Commingled Contract that involves, or is reasonably expected to involve, aggregate annual payments relating to the Business in excess of $2,000,000 from, or in excess of $5,000,000 to, Seller and its Affiliates (including the Conveyed Companies).

“Material Permits” shall have the meaning set forth in Section 3.6.

“Material Subsidiaries” shall mean the entities set forth on Schedule 1.1(l) of the Seller Disclosure Letter and any other Conveyed Companies with either (i) revenues related to the Business in excess of $50,000,000 (measured by Seller’s 2014 fiscal year) or (ii) assets that would be considered Purchased Assets which, in the aggregate, have a value in excess of $50,000,000 (determined as of September 26, 2014).

“MC Excluded Transaction” shall have the meaning set forth in Section 5.27(d).

“MC Negotiation Period” shall have the meaning set forth in Section 5.27(a).

“MC Offer” shall have the meaning set forth in Section 5.27(a).

“MC Offer Notice” shall have the meaning set forth in Section 5.27(a).

“MC ROFO Period” shall have the meaning set forth in Section 5.27(a).

“Nile Core Business” shall have the meaning set forth on Schedule 1.1(m) of the Seller Disclosure Letter.

“Nile Products” shall have the meaning set forth in the definition of “Business” in this Section 1.1.

“Non-Compete Period” shall have the meaning set forth in Section 5.15(a).

“Non-OUS Conveyed Company SSEs” shall mean each Shared Service Employee other than an OUS Conveyed Company SSE.

“Non-U.S. Pension Participants” shall have the meaning set forth in Section 5.5(k).

“Non-U.S Pension Plan” shall mean each “pension plan” as defined in Section 3(2) of ERISA (whether or not subject to ERISA) and each other Benefit Plan providing cash compensation upon retirement or termination of employment based on service with an employer, including for the avoidance of doubt, termination indemnity and seniority premium arrangements, providing benefits to employees of Seller or its Affiliates (including any Business Employees) who are or were primarily employed outside the U.S.

“Non-Wholly Owned Entity” shall mean any Conveyed Company that is not, as of immediately prior to the Closing, wholly owned by Seller, directly or indirectly through one or more wholly-owned Subsidiaries.

“OFAC” shall have the meaning set forth in Section 3.9(b).

“Offeree” shall have the meaning set forth in the definition of “Business Employee” in this Section 1.1.

“Offeree Start Date” with respect to an Offeree shall mean the date that such Offeree is scheduled to commence employment with the applicable Asset Selling Entity or other Affiliate of Seller.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Authority or any arbiter.

“Other Transfer Documents” means, other than the Business Transfer Agreements, the General Assignment and Assumption Agreement(s), the Patent Assignment and the Trademark Assignment, collectively, such deeds, bills of sale, asset transfer agreements, demerger deeds or plans, Intellectual Property transfer agreements, endorsements, assignments, assumptions, leases, subleases, affidavits and other instruments of sale, conveyance, lease, transfer and assignment as may be required by local Law or custom, or reasonably requested by Purchaser, to effect the transfer of the Purchased Assets, in each case, in such form as is reasonably satisfactory to the Parties.

“OUS Conveyed Company SSEs” shall mean the Shared Service Employees employed by a Conveyed Company outside of the United States as of the Closing (or, in the case of a Delayed Transfer Conveyed Company, the Delayed Transfer Closing for such Delayed Transfer Conveyed Company).

“Parent Guarantees” shall have the meaning set forth in Section 5.13(a).

“Parent LofCs” shall have the meaning set forth in Section 5.13(a).

“Parties” shall have the meaning set forth in the preamble of this Agreement.

“Party” shall have the meaning set forth in the preamble of this Agreement.

“Passive Category Cable Assemblies” shall mean twisted pair cables that are terminated on each end with a copper connector and are characterized as “Cat-x” by industry standards bodies.

“Passive Fiber Optic Cable Assemblies” shall mean fiber optic cables that are connectorized at both ends with a fiber-optic connector (including simplex and duplex fiber or multiple fiber connectors) and are used for carrying optical signals in computer networks without performing an optical-to-electrical signal conversion.

“Patent Assignment” shall have the meaning set forth in Section 2.11(b).

“Patents” shall have the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Paying Party” shall have the meaning set forth in Section 5.5(q).

“Pending Undrawn Claim” shall mean a claim by a third party (i) which has been made for payment or performance with respect to, or against, any letter of credit, performance or surety bond, bankers’ acceptance or similar facility, (ii) has been funded (wholly or partially) by the issuer thereof and (iii) with respect to which such issuer has not been reimbursed in full by Seller or one of its Affiliates for such claim.

“Pension Asset Amount” shall have the meaning set forth in Section 2.9(b)(i).

“Pension Liabilities” shall have the meaning set forth in Section 2.9(b)(i).

“Per-Claim Deductible” shall have the meaning set forth in Section 8.4(a)(i).

“Permit” shall mean each permit, certificate, license, consent, approval or authorization of any Governmental Authority.

“Permitted Designee” shall have the meaning set forth in Section 2.1.

“Permitted FTTA Activity” shall mean (i) the design, manufacture, distribution or sale of connectors (e.g. FullAXS) and connector kits for cable-to-the antenna applications and (ii) the assembly and distribution and sale of pre-terminated individual cables for cable-to-the antenna applications that incorporate such connectors or connector kits; provided, that, the assembly and distribution and sale of such pre-terminated individual cables will only constitute Permitted FTTA Activity if (x) requested by the customer as a condition to such customer’s purchase from Seller or its Affiliates of such connectors or connector kits, (y) any hybrid fiber/copper cable included in the cable assembly is purchased from a third party and (z) such cable assembly does not also incorporate other accessories (e.g. lightning protection) other than circuit protection with respect to hybrid power/fiber cables; provided, further, that the total annual revenue from such pre-terminated individual cables (including such connectors and connector kits) shall not exceed $85,000,000 in any consecutive twelve-month period during the Non-Compete Period. For the avoidance of doubt, the term “individual cable” shall include breakout or fanout cables where such cables containing several jacketed fiber or copper cables are packaged together inside an outer jacket.

“Permitted Liens” shall mean: (i) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) statutory Liens of lessors under real property leases and Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties; (iii) easements, covenants, conditions and restrictions of record to the extent affecting real property and easements, covenants, conditions and restrictions to the extent affecting real property not of record which, individually or in the aggregate, do not materially impair the use and operation of the assets to which they relate as currently used and operated in the Business; (iv) any zoning or other governmentally established restrictions or encumbrances affecting real property which, individually or in the aggregate, do not materially impair the value or the use and operation of the assets to which they relate as currently used and operated in the Business; (v) any Liens recorded in the terms of a Real Property Lease in favor of the landlord or other counterparty to such Real Property Lease; (vi) pledges or deposits to secure obligations under workers or unemployment compensation Laws or similar legislation or to secure public or statutory obligations; (vii) mechanic’s, materialman’s, warehouseman’s, supplier’s, vendor’s or similar Liens arising or incurred in the ordinary course of business securing amounts that are not overdue for a period of more than sixty (60) days or the amount or validity of which is being contested in good faith by appropriate proceedings; (viii) railroad trackage agreements, utility, slope and drainage easements, right-of-way easements and leases regarding signs which, individually or in the aggregate, do not materially impair the use and operation of the assets to which they relate as currently used and operated in the Business; (ix) Liens listed on Schedule 1.1(n) of the Seller Disclosure Letter; (x) in the case of securities and any other equity ownership interests, the restrictions imposed by federal, state and foreign securities laws and (xi) other Liens incurred in the ordinary course of business, if any, that do not relate to Retained Liabilities and that, individually or in the aggregate, do not materially impair the continued use or operation of the assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, labor union, works council, a division or operating group of any of the foregoing or any other entity or organization, including any Governmental Authority.

“Phoenix Optix Business” shall mean the business of fiber optic cabling and components, copper and fiber assemblies and related components, network solutions, passive optical networks, broadcast solutions (including SMPTE fiber and pigtail assemblies, tactical fiber assemblies and panels and enclosures), power drives, power distribution cables and power drive assemblies (including NEMA locking devices, IEC pin & sleeve products, Russell Stoll products and SO cords), power whips, MTP Products (including LC connectors and mini LC Connectors, trunk cables, the Luminix and Luminix HD cable product lines, MTP Cable systems and products, cassettes and cassette assemblies, wiring polarity, and MTP and fiber cabinets), fiber jumpers (including the mini LC Connectors, SC & LC Flex angle boot and the LC-HD Patchcord), copper products (including 4-Pair Patch Cords, 110 Patch Cords, Cat5e 25-Pair Cable and Hydra Assemblies and D-Sub Cable and Hydra/Harness Assemblies), multifiber trunk cabling solutions and assemblies, high speed copper and fiber solutions, fiber enclosures, panels and cabinets, attenuators, ruggedized fiber optic cable assemblies and connectors and any other businesses operated by or through TE Connectivity Phoenix Optix, Inc. or its Subsidiaries or controlled Affiliates.

“PO Excluded Transaction” shall have the meaning set forth in Section 5.28(d).

“PO Negotiation Period” shall have the meaning set forth in Section 5.28(a).

“PO Offer” shall have the meaning set forth in Section 5.28(a).

“PO Offer Notice” shall have the meaning set forth in Section 5.28(a).

“PO ROFO Period” shall have the meaning set forth in Section 5.28(a).

“Post-Closing Interim Financial Statements” shall have the meaning set forth in Section 5.26(b)(i).

“Post-Closing Year End Financial Statements” shall have the meaning set forth in Section 5.26(b)(iii).

“Post-Closing Statement” shall have the meaning set forth in Section 2.9(a)(i).

“PRC Tax Circular 698” means the Notice of the State Administration of Taxation on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, Guoshuihan 2009 No. 698.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date.

“Preliminary Closing Pension Deficit Amount” shall have the meaning set forth in Section 2.9(b)(i).

“Preliminary Closing Pension Statement” shall have the meaning set forth in Section 2.9(b)(i).

“Prohibited License” shall mean any license under Intellectual Property of Seller or its Affiliates that is granted by Seller or its Affiliates to a third party that would enable such third party to provide products and services that are competitive with the Nile Core Business and that have the effect of Seller or its Affiliates directly or indirectly economically participating in the sale by such third party of such products and services that are competitive with the Nile Core Business; provided, however, that a Prohibited License shall not include (i) licenses as part of a broader grant of Seller’s and its Affiliates’ Intellectual Property portfolio with rights not limited to any particular field of use and with rights no more permissive with respect to Restricted Activities than in any other field of use, (ii) licenses entered into in connection with the settlement of a dispute regarding Intellectual Property as part of a broader grant of Seller’s and its Affiliates’ Intellectual Property portfolio with rights no more permissive with respect to Restricted Activities than in any other field of use, (iii) second source licenses to manufacture products that are requested by a customer as a condition to such customer’s purchase from Seller or its Affiliates of such product (subject to the other limitations in Section 5.15(a)) or (iv) participation of Seller or its Affiliates in standards-setting organizations, self-regulatory organizations, industry bodies and consortia, and other similar multi-party special interest groups.

“Purchase Price” shall have the meaning set forth in Section 2.8(c).

“Purchased Assets” shall have the meaning set forth in Section 2.2, it being understood that the Purchased Assets do not include the Excluded Assets or the Equity Interests.

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Confidential Information” shall have the meaning set forth in Section 5.17(b).

“Purchaser Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Purchaser Fee” shall have the meaning set forth in Section 9.2(b).

“Purchaser Indemnitees” shall have the meaning set forth in Section 8.2.

“Purchaser Non-U.S. Retirement Plan” shall have the meaning set forth in Section 5.5(m).

“Purchaser Related Parties” shall have the meaning set forth in Section 9.2(c).

“Purchaser Releasee” shall have the meaning set forth in Section 10.16(b).

“Purchaser Releasors” shall have the meaning set forth in Section 10.16(a).

“Purchaser Representative” shall mean any of Purchaser’s directors, officers, employees, advisors and agents to whom Evaluation Material (as defined in the Confidentiality Agreement) was disclosed under the Confidentiality Agreement.

“Purchaser Savings Plan” shall have the meaning set forth in Section 5.5(l).

“Purchaser’s Refunds” shall have the meaning set forth in Section 7.7(b).

“Purchaser Tax Act” shall have the meaning set forth in Section 7.1.

“Purchaser’s Taxes” shall have the meaning set forth in Section 7.2.

“Put Option” shall have the meaning set forth in Section 5.23(b).

“Qualified” shall mean any representation or warranty which is subject to a “materiality,” “material,” “Material Adverse Effect,” “in all material respects” or similar qualification including the Knowledge qualification in clauses (i) and (x) of Section 3.23 (but not including any other knowledge or Knowledge qualification); and the use of any such term shall be deemed to be a “Qualification”.

“Real Property” shall mean, collectively, (x) the real property set forth on Schedule 2.2(a)(ii) of the Seller Disclosure Letter, (y) the real property set forth on Schedule 3.13(a) of the Seller Disclosure Letter and (z) any real property of a Conveyed Company or related primarily to the Business acquired (or to be acquired) after the date hereof pursuant to, and in accordance with, Section 5.2(a)(xxiii), in each of the foregoing cases (x), (y) and (z), together with all buildings, fixtures, structures and improvements situated thereon and such right, title and interest as the Conveyed Companies and Asset Selling Entities possess in and to easements, rights-of-way and other rights and privileges appurtenant thereto.

“Real Property Leases” shall mean, collectively, (x) the leases set forth on Schedule 2.2(a)(i) of the Seller Disclosure Letter, (y) the leases set forth on Schedule 3.13(b) of the Seller Disclosure Letter and (z) any leases for real property of a Conveyed Company or related primarily to the Business entered into after the date hereof pursuant to, and in accordance with, Section 5.2(a)(xxiii).

“Redacted Fee Letter” means a fee letter from a source of Debt Financing redacted in a manner reasonably satisfactory to such source; provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing being made available by such source.

“Reference Pension Amount” shall mean an amount equal to $60,000,000.

“Regulation S-X” shall have the meaning set forth in Section 5.26(a).

“Relevant Nile Products” shall mean the Nile Products; provided, however, that the following shall not be considered Relevant Nile Products: (i) Passive Category Cable Assemblies and Passive Fiber Optic Cable Assemblies and (ii) products set forth on Schedule 5.15(a) of the Seller Disclosure Letter and Appendix 1.1(d)-2 to Schedule 1.1(d) of the Seller Disclosure Letter.

“Repatriation Costs” shall mean an amount equal to 10% of all Cash and Cash Equivalents (excluding all Excess Cash) in excess of an aggregate amount of Cash and Cash Equivalents equal to $50,000,000 held by the Conveyed Companies organized outside the United States as of the Closing.

“Replacement Shared Service Employee” shall have the meaning set forth in the definition of “Shared Service Employees” in this Section 1.1.

“Representatives” of any Person shall mean such Person’s directors, managers, members, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Required Financial Information” means such financial and other pertinent information regarding the Business customarily included in an offering memorandum with respect to a private placement pursuant to Rule 144A promulgated under the Securities Act, as may be reasonably requested by Purchaser and required by numbered paragraphs 4, 5 and 9 of Exhibit D to the Commitment Letter, including (A) the financial statements and other financial data required by Section 5.26(a), (B) all financial statements and financial and other data and other information (including a customary “MD&A” with respect to such financial statements) relating to the Business of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt or equity securities on Form S-1 and Form S-3 (or any successor forms thereto) under the Securities Act, to the extent, and of the type and form, customarily included in offering memoranda for private placements under Rule 144A of the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes, including, the financial and other information relating to the Business reasonably necessary to prepare the pro forma financial statements for historical periods (which, for the avoidance of doubt, give effect to the consummation of the transactions contemplated by this Agreement, including for the 12-month period ended in the most recent fiscal quarter ended at least 45 days prior to the Closing Date) (it being understood that Purchaser shall be responsible for any post-Closing pro forma adjustments necessary or desired to be incorporated into any information used in connection with the Debt Financing), and (C) all such financial information and data relating to the Business as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in the foregoing clauses (A) and (B) (including customary “negative assurance” comfort) and it being understood that financial statements for any interim period shall be reviewed by Seller’s auditors in accordance with AU-C Section 930.

“Responsible Party” shall have the meaning set forth in Section 5.5(q).

“Restricted Activities” shall have the meaning set forth in Section 5.15(a).

“Restricted Commitment Letter Amendments” shall have the meaning set forth in Section 5.19(b).

“Restricted FTTA Connectors/Assemblies” shall mean any FullAXS connector or any other fiber to the antenna (FTTA) connector that is based on, or otherwise relies upon, the technology covered by the FullAXS connector Patents and any cable assemblies or kits incorporating such connectors.

“Restricted Persons” shall have the meaning set forth in Section 5.15(b)

“Restructuring” shall mean the actions set forth on Schedule C.

“Retained Employee Liabilities” shall have the meaning set forth in Section 2.5(ix).

“Retained Environmental Liabilities” shall mean all Liabilities (including Cleanup costs) of Seller or its Affiliates arising under the Environmental Laws arising prior to, on or after the Closing: (i) to the extent not relating to the Business or to the Transferred Real Property; (ii) to the extent arising with respect to or relating to the Business (other than at any Transferred Real Property, which, for the avoidance of doubt, does not include any Former Facility), but only if and to the extent that losses for such Liabilities exceed $25 million in the aggregate; (iii) to the extent arising with respect to or relating to the Berlin Facility and/or (iv) to the extent not related to the Business.

“Retained German Pension Plan Liability” shall have the meaning set forth in Section 5.5(k).

“Retained Liabilities” shall have the meaning set forth in Section 2.5.

“Retained U.S. Pension Plan Liability” shall have the meaning set forth in Section 5.5(j).

“Retention Bonuses” shall mean certain retention bonuses payable to the Business Employees pursuant to retention agreements entered into between Seller and such employees prior to the Closing (including those set forth on Schedule 3.11(a)(xviii) of the Seller Disclosure Letter), which bonuses will be paid by Seller in connection with the Closing; provided, however, any retention bonuses payable pursuant to retention agreements entered into between Seller or any of its Affiliates and employees at the written request of Purchaser shall not be included in this definition.

“Reverse Transition Services Agreement” shall mean a transition services agreement providing for services and pricing for those matters set forth in the Services and Pricing Schedules to the Transition Services Agreement and expressly designated to be provided by Purchaser or its Affiliates to Seller pursuant to a reverse transition services agreement.

“Secondment Period” shall have the meaning set forth in Section 5.5(p)(i).

“Section 2.10 Assets” shall have the meaning set forth in Section 2.10(a).

“Section 338 Entities” shall have the meaning set forth in Section 7.14.

“Section 338(g) Elections” shall have the meaning set forth in Section 7.14.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 7.14.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Confidential Information” shall have the meaning set forth in Section 5.17(c).

“Seller Core Business” shall mean the following businesses of Seller and its Affiliates: Aerospace, Defense & Marine/Oil & Gas, Appliances, Automotive, Commercial & Industrial Vehicles, Consumer Devices, Circuit Protection, Energy, Industrial, Medical, Sensors and the SubCom Business; provided, that, in no event will the “Seller Core Business” be deemed to include (x) the Seller Data Communications Business, (y) the Phoenix Optix Business or (z) the Nile Core Business. For the avoidance of doubt, the Seller Core Business as operated by Seller and its Affiliates may include products and services that are included within the descriptions of the products and services of the Nile Core Business, and such products and services that are sold within the markets of the Seller Core Business shall not be excluded from the definition of Seller Core Business. The Seller Core Business shall also include components (including antennas) and related firmware and component sub-assemblies of DAS Products. “Seller Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Seller Data Communications Business” shall have the meaning set forth on Schedule 1.1(o) of the Seller Disclosure Letter.

“Seller Entities” shall mean, collectively, the Equity Selling Entities and the Asset Selling Entities, and each of the Seller Entities shall be referred to individually as a “Seller Entity.”

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Seller Non-Conveyed Entity” shall have the meaning set forth in the definition of “Assumed Intercompany Payables” in this Section 1.1.

“Seller Releasee” shall have the meaning set forth in Section 10.16(a).

“Seller Releasors” shall have the meaning set forth in Section 10.16(b).

“Seller Savings Plan” shall have the meaning set forth in Section 5.5(l).

“Seller Surety Bonds” shall have the meaning set forth in Section 5.13(a).

“Seller’s Employee Stock Purchase Plan” shall mean the Tyco Electronics Employee Stock Purchase Plan.

“Seller’s Non-U.S. Retirement Plans” shall mean each Non-U.S. Pension Plan in which Business Employees or Shared Service Employees are participants or have accrued benefits.

“Seller’s Refunds” shall have the meaning set forth in Section 7.7(a).

“Seller’s Taxes” shall have the meaning set forth in Section 7.1.

“Seller’s U.S. Pension Plan” shall have the meaning set forth in Section 5.5(j).

“Services” shall have the meaning ascribed to such term in the Transition Services Agreement.

“Services and Pricing Schedules” shall have the meaning ascribed to such term in the Transition Services Agreement

“Severance Cap” shall mean an amount equal to (i) $42,000,000 minus (ii) the Intrinsic Value of all Continuing Vesting Equity (determined as of the date of the termination of employment giving rise to the Continued Vesting with respect thereto and specifically disregarding any negative Intrinsic Value).

“Shared Service Employees” shall mean employees of Seller and its Affiliates set forth on Schedule 1.1(p) of the Seller Disclosure Letter and the types of employees (including location) of Seller and its Affiliates described on Schedule 1.1(p) of the Seller Disclosure Letter (with each type of employee designated in such Schedule representing a single employee of such type and location), in each case, that is not a Business Employee, including any single employee hired (or rehired, as the case may be) by Seller and its Affiliates after the date hereof (and prior to the applicable SSE Reference Date of any single Shared Service Employee who ceased to be a Shared Service Employee (i) by virtue of termination or cessation of employment, (ii) by virtue of a transfer to another position at Seller and its Affiliates consistent with historic transfer practices or (iii) in connection with any applicable legal requirements) to replace such former Shared Service Employee following the termination, cessation or transfer of such Shared Service Employee’s employment prior to applicable SSE Reference Date (each replacement Shared Service Employee, a “Replacement Shared Service Employee”). At the written request of Purchaser, such Schedule 1.1(p) of the Seller Disclosure Letter shall be promptly updated from time to time (though no more frequently than once per month) by Seller following the date hereof.

“Shared Service Employee Amount” shall mean an amount equal to $8,000,000.

“Small Business” shall have the meaning set forth in Section 5.15(c)(C).

“Small Business Revenue” shall mean revenue from the Restricted Activities for Small Businesses during the period from the closing of the relevant Small Business Acquisition to the end of the Non-Compete Period.

“Specified Accounting Principles” shall mean the policies, principles, practices and methodologies set forth on Schedule A-1.

“Specified Qualifications” shall mean the following: (i) the instance of the phrase “Material Adverse Effect” in Section 3.7(b); (ii) the instance of the word “material” in the last sentence of Section 3.8; (iii) the instance of the word “materially” in the last sentence of Section 3.9(a); (iv) all instances of the word “material” in Section 3.11(a); (v) the Qualifications in Section 3.12(b) immediately following the reference to Schedule 3.12(b) of the Seller Disclosure Letter but only as applied to clause (iii) of Section 3.12(b); (vi) all Qualifications in Section 3.12(c); (vii) the use of the word “material” in the first sentence of Section 3.14(a); (viii) the first instance of the word “material” in Section 3.15(f); (ix) the instance of the word “material” in Section 3.18(a); (x) the use of the word “material” when used as the first word of the defined terms “Material Adverse Effect” and “Material Contract” and (xi) the use of the word “material” when used as the first word of the defined terms “Material Permit” and “Material Commingled Contract.”

“Software” shall mean computer software programs, source codes and related user manuals.

“SSE Reference Date” shall mean, with respect to any given Shared Service Employee, the date that the Purchaser ceases paying for any Services (as defined in the Transition Services Agreement) which are (in whole or in part) provided by such Shared Service Employee under the Transition Services Agreement or such other time as set forth on Schedule 1.1(q) of the Seller Disclosure Letter.

“SSE Start Date” shall mean (i) for any OUS Conveyed Company SSE (other than those covered by clause (ii)), the applicable SSE Reference Date, but only if the employment of such OUS Conveyed Company SSE with Purchaser or one of its Affiliates has not ceased on or prior to the date that is fifteen (15) days thereafter, (ii) for any OUS Conveyed Company SSE employed by a Delayed Transfer Conveyed Company, the applicable SSE Reference Date, but only if the employment of such OUS Conveyed Company SSE with Purchaser or one of its Affiliates has not ceased on or prior to the date that is fifteen (15) days thereafter (but in no event shall the “SSE Start Date” for any such OUS Conveyed Company SSE occur prior to the Delayed Transfer Closing for such Delayed Transfer Conveyed Company) and (iii) for any Non-OUS Conveyed Company SSE that accepts employment with Purchaser (or one of its Affiliates) in accordance with Section 5.5(p), the date, if any, that such Non-OUS Conveyed Company SSE is scheduled to commence employment with Purchaser or its Affiliates.

“SSE Trigger Date” shall have the meaning set forth in Section 5.5(p)(iii).

“Statutory Financial Statements” shall have the meaning set forth in Section 5.26(d).

“Statutory Minimums” shall mean prohibitions of Law against the distributions or dividends due to surplus, minimum capital, thin capitalization or similar requirements.

“Straddle Period” shall have the meaning set forth in Section 7.3(a).

“SubCom Business” shall mean the Seller’s subsea business relating to the design (including network planning, system design and equipment design), manufacture, integration, marine and terrestrial installation and maintenance of broadband communication solutions

(including cable, repeaters and branching units and transmission, powering, and network monitoring equipment located at cable stations) and services (including permitting and marine services) for undersea networks and related cable stations for a variety of customers including telecommunications providers, content and Internet providers, oil and gas, scientific and commercial businesses.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes or other equity interests having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes or other equity interests of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Supply Agreements” shall have the meaning set forth in Section 2.11(b).

“Surety Bonds” shall have the meaning set forth in Section 3.22.

“Tax Claim” shall have the meaning set forth in Section 7.6(d).

“Tax Indemnified Party” shall have the meaning set forth in Section 7.6(d).

“Tax Indemnifying Party” shall have the meaning set forth in Section 7.6(d).

“Tax Notice” shall have the meaning set forth in Section 7.6(d).

“Tax Objection Notice” shall have the meaning set forth in Section 7.6(e).

“Tax Records” shall have the meaning set forth in Section 7.9.

“Tax Return” shall mean any return, declaration, report, information return or other document required to be filed with any Taxing Authority under the Code or other Laws in respect of Taxes, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments or supplements to any of the foregoing.

“Tax Sharing Agreement” shall mean any Tax sharing, allocation, indemnification, reimbursement, receivables or similar agreement (other than any general commercial contract or other agreement not primarily regarding Taxes or liability for Taxes) entered into by a Conveyed Company prior to the Closing.

“Taxes” shall mean any federal, state, county, local or foreign tax (including any Transfer Tax), charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security or similar social insurance obligations, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Taxing Authority, including any estimated payments relating thereto, any interest, penalties, and additions imposed thereon or with respect thereto, whether disputed or not, and including Liability for taxes of another person as a transferee or successor, by Contract or otherwise.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Taxing Authority Notice” shall have the meaning set forth in Section 7.6(d).

“Termination Amounts” shall mean all severance, termination amounts (including notice or other termination indemnities) and similar amounts (including, for the avoidance of doubt, accrued vacation, paid time off and similar items) payable to the Business Employees in connection with the termination of their employment and, in each case, any Taxes imposed on the employer as a result thereof.

“Third-Party Claim” shall have the meaning set forth in Section 8.7(a).

“Trademark Assignment” shall have the meaning set forth in Section 2.11(b).

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Transaction Documents” shall mean this Agreement, the Equity Transfer Documents, the Supply Agreements, the Transition Services Agreement, the Reverse Transition Services Agreement, the Intellectual Property Agreement, the General Assignment and Assumption Agreement(s), the Business Transfer Agreements, the Other Transfer Documents, the Patent Assignment, the Trademark Assignment and any other agreement, document, certificate or instrument to be executed or delivered in connection with the transactions contemplated hereby.

“Transfer Back Properties” shall have the meaning set forth in Section 5.2(a)(xxiii).

“Transfer To Properties” shall have the meaning set forth in Section 5.2(a)(xxiii).

“Transferred Employee” shall mean any (i) Conveyed Company Business Employee, (ii) Asset Selling Entity Business Employee who pursuant to Section 5.5(b) accepts an offer of employment from Purchaser or any of its Affiliates and commences employment with Purchaser or any of its Affiliates upon the Closing, (iii) Asset Selling Entity Business Employee who pursuant to Section 5.5(b) continues employment with Purchaser or any of its Affiliates by operation of Law in connection with the transactions contemplated by this Agreement (and such individual does not object, where such right exists under applicable Law), (iv) OUS Conveyed Company SSE whose employment with Purchaser or one of its Affiliates has not ceased on or prior to the date that is fifteen (15) days after his or her applicable SSE Reference Date or (v) Offeree or Non-OUS Conveyed Company SSE who commences employment with Purchaser or any of its Affiliates on or following the Closing Date.

“Transferred Intellectual Property” shall have the meaning set forth in Section 2.2(f).

“Transferred IT Assets” shall have the meaning set forth in Section 2.2(e).

“Transferred Real Property” means all Real Property or real property subject to any Real Property Lease, but excluding any Former Facility.

“Transfer Regulations” shall mean European Council Directive of March 12, 2001 (2001/23/EC) (and its amendments) and the legislation and regulations of any EU Member State implementing same.

“Transfer Taxes” means all stamp, transfer, real property transfer, recordation, grantee/grantor, documentary, sales and use, value added, registration, occupation, privilege, or other such similar Taxes, fees and costs (including any interest, penalties and additions imposed thereon or with respect thereto) incurred in connection with the consummation of the transactions contemplated by this Agreement or the recording of any sale, transfer, or assignment of property (or any interest therein) effected pursuant to this Agreement but excluding any such Tax, fee or cost resulting from the Restructuring or the transfers contemplated by Section 5.3(vi), any direct or indirect capital gains Taxes, any Income Taxes, and any withholding Taxes.

“Transition Date” means (i) for any Conveyed Company Business Employee (other than those covered by clause (ii)), the Closing Date, (ii) for any Conveyed Company Business Employee employed by a Delayed Transfer Conveyed Company, the Delayed Transfer Closing for such Delayed Transfer Conveyed Company, (iii) for any Asset Selling Entity Business Employee (other than those covered by clause (iv)), the Closing Date, (iv) for any Asset Selling Entity Business Employee whose employment primarily relates to Delayed Transfer Purchased Assets, the Delayed Transfer Closing applicable to such Delayed Transfer Purchased Assets, (v) for any Offeree, the applicable Offeree Start Date and (vi) for any Shared Service Employee, the applicable SSE Start Date.

“Transition Services Agreement” shall have the meaning set forth in Section 2.11(b).

“Treasury Regulations” shall mean the federal Income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Unvested Grants” shall have the meaning set forth in Section 5.5(f)(i).

“U.S. Asset Selling Entities” shall mean the Asset Selling Entities formed or incorporated in the U.S.

“U.S. Pension Participants” shall have the meaning set forth in Section 5.5(j).

“VAT” shall mean any value added Tax imposed on the supply of goods and services under European Union Directive 2006/112/EC (or under any rules, regulations, orders or instruments authorized by that Directive) and any similar value added tax pursuant to the Laws of any jurisdiction which is not a member of the European Union (including Canadian GST and Quebec Sales Tax) and includes any interest or penalties in respect thereof, but excluding any Income Taxes, and any withholding Taxes.

“WARN Act” shall have the meaning set forth in Section 3.15(g).

“Working Capital” shall mean the difference, whether positive or negative, of the combined current assets of the Business (excluding (i) Cash and Cash Equivalents, (ii) Excluded Assets, (iii) deferred Tax assets, (iv) Tax assets (including receivables) attributable to VAT and (v) Tax assets attributable to Income Taxes) minus the combined current liabilities of the Business (excluding (i) deferred Tax liabilities, (ii) Retained Liabilities, (iii) Income Tax liabilities, (iv) Tax liabilities attributable to VAT and (v) any Indebtedness, including any Assumed Debt), in each case, included in the Purchased Assets and Assumed Liabilities or owed or owing by the Conveyed Companies, as the case may be, taken as a whole and determined in a manner consistent with the Working Capital Methodology. Notwithstanding the foregoing, (A) in no event shall Working Capital include (a) any amount that is included in the Pension Liabilities or Pension Asset Amount or (b) intercompany receivables or payables (other than the Assumed Intercompany Payables, Assumed Intercompany Receivables or as expressly set forth under the heading “Intercompany Receivables and Payables” in the Working Capital Methodology, each of which shall be included in Working Capital unless eliminated in consolidation) and (B) only the pro rata share of current assets and current liabilities of any Non-Wholly Owned Entity (based upon Seller’s direct or indirect equity ownership of such entity as of immediately prior to the Closing) shall be used in the determination of Working Capital.

“Working Capital Methodology” shall mean the policies, principles, practices and methodologies set forth on Schedule A-2.

“Year End Financial Statements” shall have the meaning set forth in Section 5.26(a)(ii).

Section 1.2 Construction. In this Agreement, unless the context otherwise requires:

(a) any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (including e-mail communications);

(b) the phrases “delivered” or “made available,” when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties including, in the case of “made available” to Purchaser, material that has been posted in the “data room” (virtual or otherwise) established by Seller but only if continuously so posted for at least two (2) Business Days prior to the date hereof;

(c) words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(d) references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(e) references to “day” or “days” are to calendar days;

(f) references to “the date hereof” shall mean as of the date of this Agreement;

(g) unless expressly indicated otherwise, the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(h) references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented, other than any reference set forth on the Seller Disclosure Letter, which must specifically reference each material amendment, variation, novation or supplement to be deemed disclosed thereon;

(i) “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

(j) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively, and, when calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;

(k) references to “$” or “dollars” shall mean the currency of the United States of America;

(l) whenever conversion of values to or from any Foreign Currency for a particular date or period shall be required, such conversion shall be made using the closing rate provided by Bloomberg (the “Exchange Rate”) three (3) Business Days prior to the applicable date or dates; and

(m) references to “Taxes” in the phrases “employer-sided employment Taxes”, “Taxes imposed on the employer” and similar phrases shall include social or national insurance contributions or similar obligations.

Section 1.3 Exhibits and Schedules. The Exhibits to this Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

Section 1.4 Knowledge. Where any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to the “Knowledge of Seller,” such knowledge shall mean the actual knowledge of (as distinguished from constructive or imputed knowledge) those individuals listed on Schedule 1.4(a) of the Seller Disclosure Letter, without investigation. Where any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to the “Knowledge of Purchaser,” such knowledge shall mean the actual knowledge of (as distinguished from constructive or imputed knowledge) those individuals listed on Schedule 1.4(b) of the Purchaser Disclosure Letter, without investigation. Where any representation, warranty or other provision in this Agreement refers to notice or written notice having been delivered or received by Seller, such representation, warranty or other provision shall be interpreted to include only any notice to the individuals listed on Schedule 1.4(a) of the Seller Disclosure Letter or any notice of which one of such individuals has actual knowledge, without any implication that any such Person has made any inquiry or investigation as to the sending or receipt of such notice. Where any representation, warranty or other provision in this Agreement refers to notice or written notice having been delivered or received by Purchaser, such representation, warranty or other provision shall be interpreted to include only any notice to the individuals listed on Schedule 1.4(b) of the Purchaser Disclosure Letter or any notice of which one of such individuals has actual knowledge, without any implication that any such Person has made any inquiry or investigation as to the sending or receipt of such notice.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Equity Interests. Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall cause the Equity Selling Entities to sell to Purchaser (or, if directed by Purchaser, to Holdings or any direct or indirect wholly owned Subsidiary (which for this purpose, shall include any Subsidiary in which there exists a de minimis shareholder as required by local law) of Purchaser so designated by Purchaser (any such entity, a “Permitted Designee”)), and Purchaser (or its Permitted Designee) agrees to purchase from the Equity Selling Entities, free and clear of all Liens, all right, title and interest in and to the Equity Interests.

Section 2.2 Purchase and Sale of the Purchased Assets. In addition to the purchase of the Equity Interests on the terms and conditions described in Section 2.1 above, upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall cause each Asset Selling Entity to sell, convey, assign and transfer to Purchaser (or its Permitted Designee), and Purchaser (or its Permitted Designee) shall purchase, acquire and accept from each Asset Selling Entity, free and clear of all Liens other than Permitted Liens, all of such Asset Selling Entity’s right, title and interest in (a) all of the assets, properties and rights owned, held or used by such Asset Selling Entity primarily relating to the Business but excluding the Excluded Assets, as the same may exist on the Closing Date and (b) the following, as the same may exist on the Closing Date (collectively, the “Purchased Assets”):

(a) (i) all Real Property Leases (including the real property set forth on Schedule 2.2(a)(i) of the Seller Disclosure Letter) and the leasehold interests of the Conveyed Companies and the Asset Selling Entities therein, including (A) any prepaid rent, security deposits and options to purchase in connection therewith and (B) the Conveyed Companies’ and the Asset Selling Entities’ right, title or interest in and to any fixtures, structures or improvements on or appurtenant to such real property (it being understood that the transfer of the Equity Interests will constitute transfer of such assets of the Conveyed Companies) and (ii) the Real Property (including the real property set forth on Schedule 2.2(a)(ii) of the Seller Disclosure Letter);

(b) all tangible personal property and interests therein, including all office supplies, production supplies, spare parts, other miscellaneous supplies and the equipment, vehicles, molds, dyes, machinery, tools, spare parts, furniture and other tangible personal property owned, leased or licensed by the Asset Selling Entities and primarily relating to the Business, other than Information Technology assets (collectively, together with the Information Technology assets described in Section 2.2(e), the “Equipment,” with the leases relating to any Equipment, so leased being referred to herein as the “Equipment Leases”);

(c) all (i) other Contracts, including Intellectual Property Licenses, primarily relating to the Business (other than (A) the Real Property Leases, Equipment Leases and Information Technology Contracts and (B) Contracts relating to the Excluded Assets, but specifically including all of the rights and interests of Seller and its Affiliates (including the Seller Entities) in and to any confidentiality agreements entered into by the Seller or any of its Affiliates in connection with the sale of the Business (other than the Confidentiality Agreement)), and (ii) Material Contracts (whether or not primarily related to the Business) that are not Excluded Contracts ((i) and (ii), collectively, the “Assumed Contracts”); provided, that outstanding purchase orders shall be included (A) if primarily relating to the Business (except to the extent such purchase orders relate to the Excluded Assets) or (B) if not primarily related to the Business, then to the extent relating to the Business;

(d) all Inventory primarily relating to, or owned and used by the Asset Selling Entities primarily in the conduct of, the Business;

(e) subject to Section 2.7, (i) the Information Technology assets (other than Software, IT support services or Information Technology Contracts) owned, used or leased by, or licensed to the Asset Selling Entities and located in any Real Property that is set forth on Schedule 2.2(a) of the Seller Disclosure Letter or any other Transferred Real Property, (ii) the Information Technology assets (other than Software, IT support services or Information Technology Contracts) directly associated with a Transferred Employee, (iii) Software downloaded onto, or installed in, any hardware assigned to a Transferred Employee, (iv) any Software or other Information Technology and Information Technology Contracts exclusively used in the Business, (v) co-ownership (with each party retaining the right to use, license and disclose the same without restriction) of any training materials and user guides related to items in (i)-(iv) above and (vi) the assets and rights set forth on Schedule 2.2(e) of the Seller Disclosure Letter (collectively, the “Transferred IT Assets”);

(f) except as forth on Schedule 2.2(f)-1 of the Seller Disclosure Letter and except for the Excluded Active IP, (i) all Patents, Trademarks, and Domains in the management and control of the Business (including for such purposes if the expenses and annuities for maintenance associated therewith are reflected in the Financial Statements), including the Patents, Trademarks, and Domains set forth on Schedule 2.2(f)-2 of the Seller Disclosure Letter (and all counterparts thereto), and including all Patents in the management and control of the Business and associated with the Product identified on Schedule 1.1(d) – Appendix 1.1(d)-2 of the Seller Disclosure Letter, (ii) all other Intellectual Property (other than Software, Trademarks, Domains and Patents) primarily relating to the Business, including the Copyrights set forth on Schedule 2.2(f)-2 of the Seller Disclosure Letter and (iii) all Software that is embedded into, offered for sale or sold with or as a product or a service of the Business, including that of the Managed Connectivity Business ((i), (ii) and (iii), collectively, subject to the above exceptions, the “Transferred Intellectual Property”);

(g) transferable Permits owned, utilized, held or maintained by or licensed to the Asset Selling Entities (subject to the terms of such Permits) relating exclusively to the Business or to the ownership, possession or operation of the Purchased Assets;

(h) to the extent permitted by applicable Law, (i) sole ownership of all Business Records to the extent relating exclusively to the Business, the Purchased Assets or the Assumed Liabilities (including with respect to each Conveyed Company, any organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of such Conveyed Company and all Tax records of the Conveyed Companies) and all originals and copies of the foregoing (provided that (A) Seller and the Asset Selling Entities may keep one copy, solely to the extent such retention is required by applicable Law or for audit or evidentiary purposes, provided that use of and access to same shall be limited to the above purposes and (B) Seller and the Asset Selling Entities may keep copies of Tax records as described in Section 7.9), (ii) co-ownership (with each party retaining the right to use, license and disclose the same without restriction except as expressly set forth in Section 5.17) of any Business Records otherwise relating to the Business, the Purchased Assets or the Assumed Liabilities (including Tax records relating to the Purchased Assets), and a copy of all of same in a mutually-agreed format and media and (iii) co-ownership (with each party retaining the right to use, license and disclose the same without restriction) of all product SKUs relating to the Business;

(i) the accounts and notes receivable of the Business, including Assumed Intercompany Receivables and all loans and other advances owing to Seller or any of its Affiliates by any Transferred Employee;

(j) all prepaid expenses and deposits and refunds primarily relating to the Business (other than prepaid insurance, unless reflected in the Final Closing Working Capital), all prepaid expenses and deposits and refunds and other assets to the extent included in Final Closing Working Capital and all Cash and Cash Equivalents of the Conveyed Companies and Cash and Cash Equivalents used in the determination of the Closing Cash Amount;

(k) all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) to the extent relating to any of the Purchased Assets or Assumed Liabilities to be conveyed to and/or assumed by Purchaser as of the Closing (and any other such claims to the extent relating to the conduct of the Business);

(l) the goodwill of the Business;

(m) all advertising, marketing, sales and promotional materials, including website content, purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals, and instructional documents, relating primarily to the Business;

(n) (i) to the extent permitted by applicable Law, all insurance policies exclusively related to the Business or maintained exclusively by the Conveyed Companies and (ii) all property and casualty insurance proceeds received or receivable in connection with the damage or complete destruction of any Purchased Assets or assets that would have been included in the Purchased Assets but for such damage or complete destruction, in each case net of any deductible and the out-of-pocket cost of repair or replacement actually incurred by Seller or its Affiliates and related administrative costs;

(o) all rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors, and rights to refunds or rebates, in relation to any of the Purchased Assets;

(p) all assets of or relating to (including all assets held in trust in any form) the Assumed Plans and Conveyed Company Benefit Plans, and any insurance, administration or other contracts relating to Assumed Plans and/or Conveyed Company Benefit Plans to the extent such assets transfer to Purchaser and its Affiliates under applicable Law (including where transfer is required in order to apply the Transfer Regulations or to effect a mandatory transfer of employment under applicable Law, as applicable) or pursuant to the transfer of the Equity Interests to Purchaser and all plan documents (and amendments and modifications thereto), summary plan descriptions and similar plan summaries, opinion or determination letters and correspondence with Governmental Authorities and other records or information regarding Assumed Plans and Conveyed Company Benefit Plans;

(q) to the extent permitted by applicable Law, all transferable collective bargaining, trade union, works council and other similar Contracts exclusively covering the Business Employees or other Transferred Employees;

(r) all other assets set forth on Schedule 2.2(r) of the Seller Disclosure Letter; and

(s) all assets of the Conveyed Companies that, if owned by an Asset Selling Entity, would be Purchased Assets, all Cash and Cash Equivalents held by the Conveyed Companies as of the Closing and all equity interests in Conveyed Companies held by Conveyed Entities, it being understood that the transfer of the Equity Interests will constitute transfer of such assets.

From and after the Closing, Seller shall take all actions (or cause its Affiliates to take all actions) reasonably requested by the Purchaser to effect the provisions of this Section 2.2, including the prompt delivery of any Purchased Assets; provided, that, solely with respect to Business Records, Seller shall not be required to (a) separate any Business Records that are co-owned pursuant to Section 2.2(h)(ii), (b) deliver to Purchaser any paper copies or other physical records of Business Records except to the extent such Business Records are of a type regularly accessed by Seller or its Affiliates in the ordinary course of business or (c) deliver to Purchaser electronic Business Records (including Business Records considered Information Technology), except as described in the Transition Services Agreement or the FSL; provided, further, however, that Seller shall, upon Purchaser’s request, deliver to Purchaser (i) any paper copies or other physical records of Business Records, if Purchaser reimburses Seller for Seller’s reasonable expenses in connection with Seller’s access thereto and delivery thereof, (ii) copies of electronic Business Records in accordance with the Transition Services Agreement or the FSL and (iii) reasonable access to all other electronic Business Records if Purchaser reimburses Seller for Seller’s reasonable expenses in connection therewith.

Section 2.3 Excluded Assets of the Business.

(a) Notwithstanding any provision in this Agreement to the contrary, Purchaser is not purchasing from any of the Asset Selling Entities any of the following (collectively, the “Excluded Assets”), and shall acquire no right to or interest in any Excluded Assets under this Agreement or as a result of the transactions contemplated hereby:

(i) Cash and Cash Equivalents, other than Cash and Cash Equivalents of the Conveyed Companies and Cash and Cash Equivalents used in the determination of the Closing Cash Amount;

(ii) other than Assumed Intercompany Receivables, all intercompany receivables between any Asset Selling Entity and Seller or any Affiliate thereof (other than a Conveyed Company), all of which will be eliminated pursuant to Section 5.24;

(iii) (A) the corporate charter, seal, minute books, stock record books and other similar documents relating to the organization, maintenance and existence of the Seller or any other Asset Selling Entity and (B) the Business Records of Seller and the Asset Selling Entities that do not relate to the Business;

(iv) without in any way limiting Purchaser’s rights or Seller’s obligations under Section 5.18, all current and prior insurance policies (other than insurance policies held exclusively for the benefit of the Business or maintained exclusively by the Conveyed Companies) and all rights of any nature with respect thereto, including all insurance proceeds received or receivable thereunder (other than any such amounts included in the Purchased Assets pursuant to Section 2.2(n)) and rights to assert claims with respect to any such insurance recoveries;

(v) other than the Assumed Plans and the Conveyed Company Benefits Plans, any Business Benefit Plan and any assets relating thereto, except as set forth in Section 5.5;

(vi) subject to the licenses granted in the Intellectual Property Agreement and the Transition Services Agreement, all Intellectual Property owned by Seller or an Asset Selling Entity, other than the Transferred Intellectual Property;

(vii) [Reserved.]

(viii) all loans and other advances owing to Seller or any of its Affiliates by each Business Employee who does not become a Transferred Employee;

(ix) the Tax records (including Tax Returns and supporting workpapers) of Seller, any Equity Selling Entity or any Asset Selling Entity (other than Tax records relating to the Purchased Assets);

(x) the personnel records (including all human resources and other records) of an Asset Selling Entity relating to employees of Seller or an Asset Selling Entity, in either case, other than Transferred Employees;

(xi) all of the rights and interests of any Asset Selling Entity in and to the Contracts specified in Schedule 2.3(a)(xi) of the Seller Disclosure Letter (the “Excluded Contracts”);

(xii) any assets and associated claims to the extent arising out of the Retained Liabilities;

(xiii) all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) not included in the Purchased Assets under Section 2.2(k);

(xiv) all of the rights and interests of Seller and its Affiliates (including the Seller Entities) in and to all correspondence and documents related to the Confidentiality Agreement;

(xv) any legal or beneficial interest in the share capital of the entities and other assets listed on Schedule 2.3(a)(xv) of the Seller Disclosure Letter, notwithstanding the fact that such entities or assets are related primarily to the Business;

(xvi) [Reserved.]

(xvii) all Seller’s Refunds and credits of Taxes due to Seller or any of its Affiliates pursuant to Section 7.7;

(xviii) subject to Article VII, all receivables from Taxing Authorities related to VATs or similar Taxes or import/export duties, in each case relating to (x) a Pre-Closing

Period or (y) a Tax otherwise included in Seller’s Taxes, in each case, except to the extent included as an asset in Final Closing Working Capital (it being understood that no VAT receivables shall be included in Final Closing Working Capital);

(xix) all other assets set forth on Schedule 2.3(a)(xix) of the Seller Disclosure Letter;

(xx) all Information Technology assets and Information Technology Contracts, other than the Transferred IT Assets, including the Information Technology assets set forth on Schedule 2.3(a)(xx) of the Seller Disclosure Letter;

(xxi) all Permits other than the Permits described in Section 2.2(g);

(xxii) all rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by the Seller Entities, either directly or indirectly through third-party service providers, prior to the Closing Date, and all assets of the Seller Entities related thereto, including (A) computer and information processing services (other than as provided through the Transferred IT Assets), (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance, administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services, and (M) investor relations services, unless such services are provided through Conveyed Companies, Purchased Assets, Transferred Employees or provided pursuant to the terms of the Transition Services Agreement;

(xxiii) all of the Asset Selling Entities’ recoveries resulting from Actions to the extent the Liabilities in respect of which constitute Excluded Liabilities; and

(xxiv) all assets and other rights relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof through and including the Closing Date, in any event in accordance with the provisions hereof, and all rights to the extent arising under or relating to any Excluded Liabilities.

(b) After the Closing Date, Purchaser shall use reasonable best efforts to take all actions (or shall cause its Affiliates to take all actions) reasonably requested by the Seller Entities to effect the provisions of this Section 2.3, including the prompt return of any Excluded Assets, and any other assets not constituting Purchased Assets or Equity Interests that are transferred inadvertently at the Closing or are part of a Commingled Contract or Commingled Lease but do not relate primarily to the Business; provided that the reasonable out-of-pocket costs and expenses of such transfers, including Transfer Taxes, shall be borne solely by Seller notwithstanding any other provision to the contrary herein.

Section 2.4 Assumption of Certain Obligations of the Business. Upon the terms and subject to the conditions of this Agreement, Purchaser (or its applicable Permitted Designee) agrees, effective at the Closing, to assume and to satisfy, pay, perform and discharge when due all Liabilities of Seller and its Affiliates to the extent relating to the Purchased Assets and all Liabilities of Seller and its Affiliates primarily relating to the Business, whether arising prior to or after the Closing, and whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing Date, other than the Retained Liabilities (all of the foregoing liabilities and obligations to be so assumed, satisfied or discharged being herein collectively called the “Assumed Liabilities”), including the following (unless a Retained Liability):

(a) all Actions to the extent resulting from the conduct of the Business or the ownership of the Equity Interests or the Purchased Assets prior to, at or after the Closing, including lawsuits and claims relating to any alleged Intellectual Property infringement;

(b) all Liabilities, including all Actions to the extent arising from the design, construction, testing, marketing, service, operation or sale of the products and services of the Business prior to, at or after the Closing, including indemnification or warranty obligations and irrespective of any legal theory asserted;

(c) all Liabilities and other obligations under the Real Property Leases, Equipment Leases and the Assumed Contracts and all purchase orders in respect thereof included in the Purchased Assets;

(d) all accounts payable and other accrued expenses of the Business, including accrued Taxes (solely with respect to accrued Taxes, only to the extent included in Final Closing Working Capital and excluding accrued Income Taxes or VATs, neither of which shall be included as an asset or liability in Final Closing Working Capital or assumed by Purchaser (or its applicable Permitted Designee)), and all Liabilities to suppliers for products and services relating to the Business prior to, at or after the Closing;

(e) all Liabilities arising prior to, at or after the Closing under any Contracts that are assigned to Purchaser pursuant to Section 2.2 at or subsequent to the Closing;

(f) all other Liabilities set forth in Schedule 2.4(f) of the Seller Disclosure Letter;

(g) all Assumed Environmental Liabilities;

(h) all (A) Liabilities relating to each Transferred Employee (or any dependent or beneficiary of any Transferred Employee) and (B) Liabilities with respect to Former Employees to the extent included as current liabilities in the Final Closing Working Capital, except, in each case, (i) the Retention Bonuses, (ii) the Retained U.S. Pension Plan Liability, (iii) the Retained German Pension Plan Liability, (iv) as set forth in Section 5.5 and (v) the Retained Employee Liabilities;

(i) all Liabilities with respect to the Assumed Plans, except as set forth in Section 5.5;

(j) all Assumed Debt;

(k) all reasonable out-of-pocket costs, expenses or fees arising out of or resulting from the transfer of (i) the Permits as described in Section 2.2(g) and (ii) the Intellectual Property Licenses and Information Technology Contracts as described in Section 2.2(c) and Section 2.2(e), as applicable;

(l) all employee-related Liabilities relating to or arising out of the previous reduction in force of Business Employees or Former Employees of the Kessel-lo facility as described on Schedule 2.4(l)(i) of the Seller Disclosure Letter or otherwise related to the integration of the Enterprise and Telecom businesses as described on Schedule 2.4(l)(ii) of the Seller Disclosure Letter, in an amount not to exceed $9,000,000 in the aggregate under this Section 2.4(l);

(m) all Liabilities for or with respect to Taxes for which Purchaser bears responsibility pursuant to Article VII; and

(n) all other Liabilities that are not Retained Liabilities arising prior to, at or after the Closing to the extent primarily relating to the ownership or operation of the Business, the Purchased Assets or the Conveyed Companies, including all Liabilities included in the Final Closing Working Capital.

Notwithstanding anything herein to the contrary and for the avoidance of doubt, the fact that a Liability may fall under the definition of “Assumed Liabilities” and may have been assumed by Purchaser or its Affiliates hereunder, shall not in any respect prevent Purchaser or any other Purchaser Indemnitees from seeking or receiving indemnification hereunder with respect to such Liability to the extent such Person is entitled to indemnification with respect to such Liability or obligation pursuant to the terms of Section 7.6 or Article VIII.

Section 2.5 Retained Liabilities of the Business. Notwithstanding any provision in this Agreement, Seller and its Affiliates (excluding the Conveyed Companies) shall retain and be responsible for the following Liabilities (collectively, the “Retained Liabilities”):

(i) Liabilities for which any Seller Entity (or Seller) (other than any Conveyed Company) expressly has responsibility pursuant to the terms of this Agreement or any other Transaction Document;

(ii) except as expressly set forth in Section 2.4(h), Liabilities to the extent related to the Excluded Assets;

(iii) intercompany Liabilities of the Seller Entities, other than the Assumed Intercompany Payables;

(iv) except as otherwise provided for herein, any costs or expenses incurred by Seller or any of its Affiliates in connection with this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby;

(v) any Liabilities of any Seller Entity (other than any Conveyed Company) with respect to any Indebtedness, other than Assumed Debt;

(vi) all Liabilities for or with respect to Taxes of an Asset Selling Entity (except to the extent expressly assumed pursuant to Section 2.4(d)) or for which Seller bears responsibility pursuant to Article VII;

(vii) without limiting the generality of Section 2.5(ix), the Retention Bonuses, the Retained U.S. Pension Plan Liability, the Retained German Pension Plan Liability, the Retained Employee Liabilities and the Change of Control Bonuses;

(viii) (A) all Liabilities relating to the matters described in Section 2.4(l) in excess of $9,000,000 and (B) all Liabilities (other than Liabilities described in Section 2.4(l)) arising out of any reduction in force of employees performed or commenced prior to the Closing or which arise with respect to the matters described on Schedule 2.5(viii) of the Seller Disclosure Letter;

(ix) all Liabilities related to each current or former employee of Seller and its Affiliates, including any Former Employee (or any dependent or beneficiary of any such employee), other than (A) as set forth in Section 2.4(h) or (B) as set forth in Section 5.5 (the “Retained Employee Liabilities”);

(x) all Liabilities with respect to any Benefit Plan that is not an Assumed Plan or Conveyed Company Benefit Plan, except as provided in Section 2.4(h) or Section 5.5;

(xi) subject to Section 5.5(e), all Liabilities relating to or arising out of the Restructuring;

(xii) all Retained Environmental Liabilities;

(xiii) all Liabilities related to Codenoll Technology Corporation;

(xiv) all Liabilities relating to or arising out of or relating to the facts and circumstances that are the subject matter of the Actions set forth on Schedule 2.5(a)(xiv) of the Seller Disclosure Letter;

(xv) all Liabilities to the extent not relating to the Business or the Purchased Assets; and

(xvi) (A) all Liabilities of the Conveyed Companies (other than Indebtedness of the Conveyed Companies) of the type described in the foregoing clauses Section 2.5(i) to Section 2.5(xv) and (B) all Liabilities of Seller or its Affiliates (including the Conveyed Companies) to the extent relating to the Excluded Assets.

Section 2.6 Business Transfer Agreements; Other Transfer Documents and Equity Transfer Documents.

(a) Except for the Purchased Assets and Assumed Liabilities of U.S. Asset Selling Entities or as otherwise provided in this Section 2.6(a), the transfer of the Purchased Assets and Assumed Liabilities will be effected at the Closing (or at the Delayed Transfer Closing, as applicable) pursuant to short-form business and asset transfer agreements entered into between Seller or the applicable Asset Selling Entity, on the one hand, and Purchaser or its applicable Permitted Designee, on the other hand, each in substantially the form attached as Exhibit G with such modifications as are necessary in order to maintain substantially the same legal meaning and effect under local Law as provided in this Agreement (the “Business Transfer Agreements”), provided that if such Purchased Assets or Assumed Liabilities of any such Asset Selling Entity are of a type or nature that are not transferable under local Law or custom pursuant to a Business Transfer Agreement, or if a Business Transfer Agreement is not sufficient under local Law or custom to transfer to Purchaser or its Permitted Designee such applicable Purchased Assets and Assumed Liabilities, the transfer of such Purchased Assets and Assumed Liabilities shall be effected or further substantiated, as applicable, pursuant to the Other Transfer Documents. The transfer of the Purchased Assets and Assumed Liabilities of the U.S. Asset Selling Entities will be effected pursuant to an assignment, assumption and bill of sale in substantially the form of Exhibit H (the “General Assignment and Assumption Agreement”).

(b) The transfer of the Equity Interests of each Conveyed Entity will be effected at the Closing (or at the Delayed Transfer Closing, as applicable) pursuant to short-form equity transfer agreements, forms, notarial deeds, instruments or other similar documents necessary to transfer to Purchaser or its applicable Permitted Designee the Equity Interests of such Conveyed Entity in accordance with the Laws of the jurisdiction of organization, incorporation or formation of such Conveyed Entity (including any necessary notarizations, legalizations or other attestation and execution formalities to the extent required by applicable Law), in each case, in a form reasonably acceptable to the Parties (the “Equity Transfer Documents”). The certificates, if any, representing the Equity Interests shall be duly endorsed in blank, or accompanied by stock powers duly executed in blank by the respective Equity Selling Entities, with all appropriate stock Transfer Tax stamps affixed (provided that such requirements in relation to certificates, stock powers and Transfer Tax shall be subject to any other equivalent or alternative procedures as are required under applicable Law to effect the valid transfer of the Equity Interests), and such other deeds, documents and instruments as are necessary or appropriate to effect the valid transfer of the Equity Interests.

Notwithstanding anything to the contrary herein or in any Equity Transfer Documents or Business Transfer Agreements, any consideration paid by Purchaser or any of its Affiliates to Seller or any of its Affiliates pursuant to any Equity Transfer Documents or Business Transfer Agreements shall be deemed for all purposes to comprise part of, and not be in addition to, the Purchase Price payable hereunder.

Section 2.7 Consents; Additional Services.

(a) Notwithstanding anything to the contrary in this Agreement, but subject to Section 2.11(d), there shall be excluded from the transactions contemplated by this Agreement any Real Property Lease, Equipment Lease, Permit, Assumed Contract, Contract or other Purchased Asset which is not assignable or transferable (i) without the consent of any Person other than the Seller Entities, the Conveyed Companies or any Subsidiary of Seller or Purchaser, to the extent that such consent shall not have been given prior to the Closing or (ii) without violating any applicable Law; provided, however, that Seller and each of the Seller Entities and Purchaser shall have the continuing obligation until twelve (12) months after the Closing to use reasonable best efforts to obtain all necessary consents to the assignment or transfer thereof, it being understood that (x) other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither the Seller Entities, Purchaser nor any of their respective Affiliates or Subsidiaries shall be required to expend money, incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such consents and (y) in connection therewith, Seller shall not, and shall cause its Affiliates (including, if prior to the Closing, the Conveyed Companies) not to, (A) commit to make any payments other than cash payments that are Retained Liabilities or otherwise paid in full prior to the Closing or (B) make any non-monetary concession that would purport to bind Purchaser, its Affiliates, the Business or any Conveyed Company following the Closing. Upon obtaining the requisite third-party consents thereto, such Real Property Leases, Equipment Leases, Permits, Assumed Contracts, Contracts or other Purchased Asset shall promptly be transferred and assigned to Purchaser hereunder at no additional cost.

(b) Subject to Section 2.11(d), with respect to any Purchased Asset that is not transferred and assigned to Purchaser at the Closing by reason of Section 2.7(a), after the Closing, until any requisite consent is obtained therefor and the same is transferred and assigned to Purchaser, the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Purchaser, at no cost to Seller or Purchaser or any of its Affiliates, an arrangement with respect thereto to provide for Purchaser substantially comparable benefits therein and to otherwise put Purchaser and Seller (and their respective Affiliates) in the position they would have been in had such Purchased Asset been transferred at the Closing. In furtherance of the foregoing, Seller shall, and shall cause its Affiliates to, without further consideration therefor, pay and remit to Purchaser or its Permitted Designee all monies, rights and other consideration received in respect of such Purchased Asset as promptly as reasonably practicable after receipt thereof and Purchaser shall pay, perform and discharge fully, promptly when due, all of the obligations of Seller and its Affiliates in respect of such performance as would have been assumed by Purchaser hereunder if such Purchased Asset had been transferred at the Closing. Other than with respect to the Retained Liabilities, Purchaser agrees to indemnify the Seller or any of its Affiliates in respect of all Liabilities of the Seller Entities in respect of any such arrangement, continuing operations and underlying lease, license, Contract, agreement or right.

(c) Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to the Real Property Leases, Equipment Leases, Permits, Assumed Contracts, Contracts or rights and that such consents may not be obtained. Purchaser agrees that, subject to Seller’s compliance in all material respects with Seller’s agreements and covenants under this Agreement (i) neither the Seller nor any of its Affiliates shall have any liability whatsoever arising out of or relating to the failure to obtain any consents that may be required in connection with the transactions contemplated by this Agreement or because of the default under, or acceleration or termination of, any Real Property Lease, Equipment Lease, Permit, Assumed Contract, Contract or right, as a result thereof and (ii) other than to the extent that a failure to disclose (A) such matter or (B) the need for such consent or approval constitutes a breach of a specific representation or warranty set forth herein (and without limiting any Purchaser Indemnitee’s rights as a result of the foregoing), Purchaser further agrees that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and (without limiting in any way the conditions to Closing set forth in Section 6.2(b) or Section 6.2(d)) no condition to Purchaser’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of the failure, in and of itself, to obtain any such consent or as a result of any such default, acceleration or termination or any lawsuit, action, claim, proceeding or investigation, commenced or threatened by or on behalf of any Person, arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination; provided that, other than as set forth in clause (ii) above, this sentence shall not be deemed to limit Purchaser’s or the other Purchaser Indemnitees’ rights, or Seller’s obligations, under this Agreement.

(d) In the event that during the period prior to the Closing, Purchaser identifies any service, other than an Excluded Service, material to the operation of the Business that was provided to the Business during the twelve (12) month period prior to the Effective Time by Seller or any of its Affiliates, either directly or indirectly through third-party service providers, that Purchaser reasonably believes is necessary for it and its Affiliates to operate the Business following the Closing substantially as conducted during the twelve (12) month period prior to the Effective Time (and which service is not contemplated hereby or by any other Transaction Document to be provided through the Purchased Assets or Conveyed Companies), Purchaser and Seller shall add such service to the Transition Services Agreement such that Seller or its Affiliates will, subject to the terms and conditions of the Transition Services Agreement generally applicable to other Services thereunder, provide (or arrange for the provision of) such service to Purchaser and its Affiliates at substantially the same costs charged to the Seller’s or its Affiliates’ retained businesses (adjusted to reflect the proportional scope and level of usage of such service by the Business as compared to the Seller’s or its Affiliates’ retained businesses), which service shall continue (unless earlier terminated by Purchaser) for a reasonable period of time to allow Purchaser or its Affiliates to provision such services or procure substantially comparable services from a third party. Further, Purchaser shall, at its sole option, and upon written notice to Seller no less than thirty (30) days prior to the Closing, have the right to elect to not receive one or more Service that would otherwise be terminable by Purchaser in accordance with the terms of the Transition Services Agreement if it were in effect on the date hereof (i.e., any individual line item set forth on the Services and Pricing Schedules that contains a Service fee), and such Services and Pricing Schedules shall be updated accordingly prior to the Closing; provided, however, that at the time Purchaser elects to not receive any particular Service, it shall also elect to not receive any related Services that are expressly identified as having to be terminated concurrently with such Service in the Services and Pricing Schedules. Prior to the Closing, Seller and Purchaser shall discuss in good faith reasonable requests by the other Party (i) to designate additional related Services that must be terminated concurrently and (ii) to unbundle separable services included as a single Service for the purpose of allowing individual termination of such services (and the associated reduction in prices due to any portion of such unbundled Service not being provided pursuant to the Transition Services Agreement). In the event that Purchaser and Seller agree with respect to additional related Services that must be terminated concurrently or the unbundling of separable services that may be terminated individually (and the associated price reductions), Purchaser and Seller will revise the Services and Pricing Schedules to reflect such agreement.

(e) Notwithstanding anything to the contrary herein, the Parties agree that the Commingled Contracts identified on Schedule 2.3(a)(xi) of the Seller Disclosure Letter and any other Commingled Contracts that are not Real Property Leases or Information Technology Contracts shall not be deemed to be Purchased Assets hereunder (the “Excluded Commingled Contracts”). Seller shall use reasonable best efforts to, within sixty (60) days of the date hereof, provide Purchaser with a list of all Material Commingled Contracts and true, correct and complete copies of all Material Commingled Contracts and all amendments thereto. The Parties have determined that it is advisable that the Excluded Commingled Contracts be separated into separate Contracts between the applicable third party and each of (i) the business retained by Seller and its Affiliates (including the Conveyed Companies) and (ii) the Business. The Parties agree to cooperate and use their respective reasonable best efforts to provide reasonable assistance prior to the Closing and, to the extent not achieved prior to the Closing, then for twelve (12) months thereafter, in effecting the separation of such Excluded Commingled Contracts on substantially the same terms as currently in effect or other terms reasonably mutually agreeable to the Parties; provided, however, it being understood that (i) other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither the Seller Entities, Purchaser nor any of their respective Affiliates or Subsidiaries shall be required to expend money, incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to separate such Contracts and (ii) in connection therewith, Seller shall not, and shall cause its Affiliates (including, if prior to the Closing, the Conveyed Companies) not to, (A) commit to make any payments other than cash payments that are Retained Liabilities or otherwise paid in full prior to the Closing or (B) make any non-monetary concession that would purport to bind Purchaser, its Affiliates, the Business or any Conveyed Company following the Closing. Notwithstanding anything to the contrary herein, after the date hereof, without the prior written consent of Purchaser, (i) Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts not to enter into any Material Commingled Contract and (ii) Seller shall not, and shall cause its Affiliates not to, amend, modify or separate any Commingled Contract in any manner that is disproportionately adverse to the Business, Purchased Assets or any Conveyed Company as compared to Seller’s other business, assets or Affiliates. Further, subject to Section 2.11(d), with respect to any Excluded Commingled Contract, after the Closing and for twelve (12) months thereafter, until any separate contract (if any) is obtained therefor the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Purchaser, at no cost to Seller or Purchaser or any of its Affiliates, an arrangement with respect thereto to provide for Purchaser substantially comparable benefits therein and to otherwise put Purchaser and Seller (and their respective Affiliates) in the position they would have been in had the rights and obligations relating to the Business under such Excluded Commingled Contract been transferred at the Closing. Other than with respect to the Retained Liabilities, Purchaser agrees to indemnify the Seller or any of its Affiliates in respect of all Liabilities of the Seller Entities in respect of any such arrangement, continuing operations and underlying lease, license, Contract, agreement or right. In furtherance of the foregoing, if Seller or any of its Affiliates (other than the Conveyed Companies), on the one hand, or Purchaser or any of its Affiliates (including the Conveyed Companies), on the other hand, receives any benefit or payment which under any Commingled Contract was intended for the other, Seller and Purchaser shall, and shall cause their respective Affiliates to, deliver such benefit or payment to the other party.

(f) The Parties further acknowledge and agree that:

(i) With respect to the Commingled Lease in Juárez, Mexico with the Seller identity numbers B82, G38 and RD1, (A) the portion of such Commingled Lease with Seller identity number G38 is used in the business of the Seller and its Affiliates other than the Business and (B) the portion of such Commingled Lease with Seller identity numbers B82 and RD1 is used by the Business. The Parties have determined that it is advisable that such Commingled Lease be separated into separate Contracts between the applicable third party and each of (x) the business retained by Seller and its Affiliates (excluding the Conveyed Companies) and (y) the Business. The Parties further agree to cooperate and use their respective commercially reasonable efforts to obtain the necessary consent from the landlord to effect the separation of such Commingled Lease, splitting the property with the Seller identity numbers B82 and RD1 into one lease and the property with the Seller identity number G38 into another lease, if practicable prior to Closing and on substantially the same terms as currently in effect with respect to each such property or other terms reasonably mutually agreeable to the Parties in accordance with the terms and subject to the conditions set forth in Sections 2.7(a) - (c) (inclusive), mutatis mutandis. If such split is effected prior to Closing, the lease of the real property with the Seller identity number G38 shall not constitute part of the Purchased Assets. If such split is not effected prior to Closing, the lease of the real property with the Seller identity number G38 shall constitute part of the Purchased Assets and sharing arrangements will be addressed pursuant to the Reverse Transition Services Agreement.

(ii) With respect to the Commingled Lease in Bangalore, India with the Seller identity numbers G09 and G10, (A) the portion of such Commingled Lease with Seller identity number G10 is used in the business of the Seller and its Affiliates other than the Business and (B) the portion of such Commingled Lease with Seller identity number G09 is used by the Business. The Parties have determined that it is advisable that such Commingled Lease be separated into separate Contracts between the applicable third party and each of (x) the business retained by Seller and its Affiliates (excluding the Conveyed Companies) and (y) the Business. The Parties further agree to cooperate and use their respective commercially reasonable efforts to obtain the necessary consent from the landlord to effect the separation of such Commingled Lease, splitting the property with the Seller identity number G10 into one lease and the property with the Seller identity number G09 into another lease, if practicable prior to Closing and on substantially the same terms as currently in effect or other terms reasonably mutually agreeable to the Parties in accordance with the terms and subject to the conditions set forth in Sections 2.7(a) - (c) (inclusive), mutatis mutandis. If such split is effected prior to Closing, the lease of the real property with the Seller identity number G09 shall constitute part of the Purchased Assets. If such split is not effected prior to Closing, the lease of the real property with the Seller identity number G09 shall not constitute part of the Purchased Assets and sharing arrangements will be addressed pursuant to the Transition Services Agreement.

Section 2.8 Closing Date Payment; Purchase Price.

(a) Closing Date Payment. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the sale and transfer of the Equity Interests and the Purchased Assets, Purchaser agrees to assume the Assumed Liabilities, and, at the Closing, the Purchaser shall deliver (or cause to be delivered) to Seller by wire transfer to one or more bank accounts designated at least two (2) Business Days prior to the Closing Date in writing by Seller, an amount in cash equal to the Estimated Aggregate Purchase Price in U.S. dollars. Notwithstanding anything to the contrary herein, if any portion of the Estimated Aggregate

Purchase Price is required under applicable Law to be paid in a Foreign Currency and/or to a specific Seller Entity, the applicable U.S. dollar amount (as allocated pursuant to Section 2.10 or otherwise mutually agreed by the Parties) shall be converted into the applicable Foreign Currency at the Exchange Rate determined by Section 1.2(l) and paid by Purchaser or its Permitted Designee to Seller or the appropriate Seller Entity by wire transfer to one or more bank accounts designated at least two Business Days prior to the Closing Date in writing by Seller in lieu of the payment of such amount in U.S. dollars pursuant to this Section 2.8(a).

(b) Closing Statement. Not less than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser for its review a statement (the “Closing Statement”) setting forth Seller’s good faith estimate of each of the following, as of the Effective Time: (i) the Closing Working Capital, (ii) the Closing Cash Amount (and reasonable supporting detail and the calculation thereof), (iii) the Debt Adjustment Amount and (iv) the Aggregate Purchase Price based on the foregoing estimates (the “Estimated Aggregate Purchase Price”), in each case, together with supporting documentation used by Seller in calculating such amount and such other documentation as Purchaser may reasonably request. Seller shall give Purchaser and its Representatives reasonable access to the premises, books and records, and appropriate personnel of the Business, the Conveyed Companies and Seller reasonably requested by Purchaser for purposes of reviewing and evaluating the Closing Statement, and estimates set forth thereon, as Purchaser may reasonably request. The Closing Statement shall be prepared in a manner consistent with the Specified Accounting Principles and, in the case of Working Capital, the Working Capital Methodology.

(c) Aggregate Purchase Price. The final aggregate purchase price shall be an amount equal to $3.0 billion (the “Purchase Price”) as adjusted for the following adjustments, as finally determined pursuant to Section 2.9(a) (as so adjusted, the “Aggregate Purchase Price”):

(i) The Purchase Price shall be increased by the amount, if any, by which Closing Working Capital exceeds an amount equal to 102% of Base Working Capital, or decreased by the amount, if any, by which Closing Working Capital is less than an amount equal to 98% of Base Working Capital;

(ii) The Purchase Price shall be increased by the Closing Cash Amount;

(iii) The Purchase Price shall be increased by the Shared Service Employee Amount;

(iv) The Purchase Price shall be decreased by the aggregate amount, as of the Effective Time, of the sum of (A) the Assumed Debt Amount and (B) the Indebtedness Amount (collectively, the “Debt Adjustment Amount”).

Section 2.9 Purchase Price Adjustment.

(a) Determination of Aggregate Purchase Price

(i) Promptly after the Closing Date, and in any event not later than forty-five (45) days following the Closing Date, Seller shall prepare and deliver to Purchaser for its review a statement (the “Post-Closing Statement”) setting forth Seller’s good faith calculation of each of the following, as of the Effective Time: (A) the Closing Working Capital, (B) the Closing Cash Amount, (C) the Debt Adjustment Amount and (D) the Aggregate Purchase Price based on the foregoing, in each case, together with supporting documentation used by Seller in calculating such amount and such other documentation as Purchaser may reasonably request. The Post-Closing Statement shall be prepared in a manner consistent with the Specified Accounting Principles and, in the case of the Working Capital, the Working Capital Methodology. Purchaser shall give Seller and its Representatives reasonable access to the premises, books and records, and appropriate personnel of the Business, the Conveyed Companies and Purchaser reasonably requested by Seller for purposes of the preparation of the Post-Closing Statement in accordance with this Section 2.9(a)(i) during the periods contemplated by Section 2.9(a)(ii). Purchaser shall instruct its employees (including the Transferred Employees) and Representatives to cooperate with, and promptly and completely respond to all reasonable requests and inquiries of, Seller and its Representatives, and, upon execution of a customary access letter if required by Purchaser’s outside accountants, to provide Seller and its Representatives with reasonable access, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Purchaser or its Affiliates or its Representatives (including its outside accountants) to the extent such materials have been prepared by Purchaser or its Affiliates or its Representatives and relate to the calculation of Closing Working Capital, the Closing Cash Amount and/or the Debt Adjustment Amount in any respect (all such information shall be deemed Confidential Information of Purchaser and therefore subject to Section 5.17(b)).

(ii) Seller shall instruct its employees and Representatives to cooperate with, and promptly and completely respond to all reasonable requests and inquiries of, Purchaser and its Representatives, and, upon execution of a customary access letter if required by Seller’s outside accountants, to provide Purchaser and its Representatives with reasonable access, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Seller or its Representatives (including its outside accountants) to the extent such materials have been prepared by Seller or its Representatives and relate to the calculation of Closing Working Capital, the Closing Cash Amount and/or the Debt Adjustment Amount in any respect or questions concerning or disagreements with the Post-Closing Statement arising in the course of Purchaser’s review (all such information shall be deemed Confidential Information of Seller and therefore subject to Section 5.17(c)). Purchaser shall complete its review of the Post-Closing Statement within ninety (90) days after the delivery thereof to Purchaser. Promptly following completion of its review (but in no event later than the conclusion of the ninety (90) day period), Purchaser may submit to Seller a letter regarding its concurrence or disagreement with the accuracy of the Post-Closing Statement; provided that any such letter must specify (A) the items of the Post-Closing Statement with which Purchaser disagrees, (B) the adjustments that Purchaser proposes to be made to the Post-Closing Statement (a “Disputed Item”) and (C) the specific amount of such disagreement and all relevant supporting documentation and calculations; and provided, further, that Purchaser may only disagree with the Post-Closing Statement (x) to the extent Purchaser claims Seller did not prepare the Post-Closing Statement in a manner consistent with this Agreement, the Specified Accounting Principles or the Working Capital Methodology and (y) if Purchaser’s proposed calculation will result in a payment pursuant to Section 2.9(a)(iv) below. Notwithstanding the foregoing, if Purchaser’s proposed calculation would not result in a payment pursuant to Section 2.9(a)(iv) below, Purchaser may still disagree with the Post-Closing Statement to the extent that Purchaser’s proposed calculation would affect Purchaser’s rights or obligations under this Agreement with respect to indemnification or the scope of Purchased Assets, Excluded Assets, Assumed Liabilities or Retained Liabilities. If Purchaser does not deliver a letter disagreeing with the accuracy of the Post-Closing Statement before the conclusion of such ninety (90) day period, then, absent fraud, the Post-Closing Statement shall be final and binding upon the Parties and Purchaser shall be deemed to have agreed with all items and amounts contained in the Post-Closing Statement. If Purchaser does deliver such a letter, following such delivery, Seller and Purchaser shall attempt in good faith to resolve promptly any disagreement as to the computation of any item in the Post-Closing Statement. Any items as to which there is no disagreement shall be deemed agreed. If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Seller and Purchaser shall submit any Disputed Item to the Arbiter for determination. Promptly after such matter is referred to the Arbiter, Seller and Purchaser shall deliver to the Arbiter copies of any schedules or documentation that may reasonably be required by the Arbiter to make its determination. Each of Purchaser and Seller shall be entitled to submit to the Arbiter a memorandum setting forth its position with respect to such arbitration. The determination of the Arbiter with respect to any Disputed Item shall be completed within thirty (30) days of submission of such Disputed Item to the Arbiter and shall be determined in accordance with this Agreement and be final and binding upon Seller, the Seller Entities and Purchaser and its Permitted Designees and, absent fraud, shall be upheld as long as the Arbiter proceeds in good faith and without bias. The Arbiter shall adopt a position within the range of positions submitted by Seller and Purchaser with respect to any Disputed Item. The Arbiter’s determination regarding any Disputed Item shall be based solely on whether Seller included such Disputed Item in or excluded such Disputed Item from the Post-Closing Statement or calculated such Disputed Item, as the case may be, in a manner consistent with this Agreement, the Specified Accounting Principles and the Working Capital Methodology. Closing Working Capital as finally determined in accordance herewith shall be referred to as the “Final Closing Working Capital”. The fees, costs, and expenses of the Arbiter shall be shared as follows:

(A) if the Arbiter resolves all of the Disputed Items in favor of Purchaser’s position (the Final Aggregate Purchase Price so determined is referred to herein as the “Low Value”), then Seller shall be obligated to pay for all of the fees and expenses of the Arbiter;

(B) if the Arbiter resolves all of the Disputed Items in favor of Seller’s position (the Final Aggregate Purchase Price so determined is referred to herein as the “High Value”), then Purchaser shall be obligated to pay for all of the fees and expenses of the Arbiter; and

(C) if the Arbiter neither resolves all of the Disputed Items in favor of Purchaser’s position nor resolves all of the Disputed Items in favor of Seller’s position

(the Final Aggregate Purchase Price so determined is referred to herein as the “Actual Value”), Seller shall be responsible for such fraction of the fees and expenses of the Arbiter equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value, and Purchaser shall be responsible for the remainder of the fees and expenses of the Arbiter.

(iii) Seller shall, if necessary, revise the Post-Closing Statement to reflect the final determination of the Aggregate Purchase Price in accordance with Section 2.9(a)(ii) (as adjusted, the “Final Aggregate Purchase Price”).

(iv) Within five (5) Business Days after the determination of the Final Aggregate Purchase Price, (A) if the Final Aggregate Purchase Price exceeds the Estimated Aggregate Purchase Price, then Purchaser shall pay to Seller an amount equal to the entire amount of such excess or (B) if the Estimated Aggregate Purchase Price exceeds the Final Aggregate Purchase Price, then Seller shall pay to Purchaser an amount equal to the entire amount of such excess.

(v) Any payments to be made pursuant to Section 2.9(a)(iv) shall be made by wire transfer of immediately available funds to the account designated in writing by Purchaser or Seller, as the case may be, within five (5) Business Days after the determination of the Final Aggregate Purchase Price in U.S. dollars or, to the extent required under applicable Law to be paid in a Foreign Currency, such applicable U.S. dollar amount shall be converted into the applicable Foreign Currency at the Exchange Rate determined in accordance with Section 1.2(l) and paid in lieu of such U.S. dollar amount. Any payment made pursuant to Section 2.9(a)(iv) shall be made with simple interest (such interest to be calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed) on such amount from the Closing Date to the date of such payment at a rate equal to five percent (5%) per annum.

(b) Pension Adjustment.

(i) As promptly as practicable following the completion of the transfer of assets contemplated by Section 5.5(m) and the assumption of Dedicated Retirement Plans contemplated by Section 5.5(n), but in no event more than one hundred eighty (180) days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Preliminary Closing Pension Statement”) that sets forth (together with information to demonstrate how it determined such amount) the amount, if any, (the “Preliminary Closing Pension Deficit Amount”) by which (A) the sum of (1) the Deemed Pension Liabilities plus (2) all Assumed Non-U.S. Pension Liabilities determined as of the Closing Date (even if related to a Commingled Retirement Plan in a Delayed Transfer Country where actual Assumed Non-U.S. Pension Liabilities may be based on a determination made as of a Delayed Transfer Closing) and determined (x) on a projected benefit obligation basis with respect to defined benefit plans and (y) on an accrued benefit basis with respect to any defined contribution plan, in each case regardless of whether benefits are vested or unvested, and, for purposes of this calculation, regardless of the amount of (or timing of the assumption of) Assumed Non-U.S. Pension Liabilities actually assumed under Section 5.5(m), plus (3) the amount of all Liabilities (determined as of the Closing Date (x) on a projected benefit obligation basis with respect to defined benefit plans and (y) on an accrued benefit basis with respect to any defined contribution plan, in each case regardless of whether benefits are vested or unvested) under all Dedicated Retirement Plans (the Liabilities in clauses (2) and (3), collectively, the “Pension Liabilities”) exceeds (B) the sum of (1) the fair market value as of the Closing Date of the assets (if any) of the Dedicated Retirement Plans which are transferred with the Dedicated Retirement Plans, plus (2) the fair market value of the assets (if any) that have been transferred to the Purchaser Non-U.S. Retirement Plans pursuant to, and in accordance with, Section 5.5(m) within one hundred eighty (180) days after the Closing Date, valued, in each case, as of the close of business on the date of transfer, plus (3) any assets that Seller or its Affiliates (other than the Conveyed Companies) irrevocably commits before the Closing Date to, and does, contribute to a Dedicated Retirement Plan pursuant to, and in accordance with, Section 5.5(n), within one hundred eighty (180) days after the Closing Date, valued, in each case, as of the close of business on the date of transfer (such sum of (1) plus (2) plus (3), the “Pension Asset Amount”). In the event that (A) pursuant to, and in accordance with, Section 5.5(n), Seller or one of its Affiliates (other than the Conveyed Companies) irrevocably commits before the Closing Date to contribute assets to one of the Dedicated Retirement Plans and such assets are contributed to such Dedicated Retirement Plan after one hundred eighty (180) days following the Closing Date but prior to one (1) year after the Closing Date, or (B) pursuant to, and in accordance with, Section 5.5(m), assets or additional assets are transferred from a Commingled Retirement Plan to the applicable corresponding Purchaser Non-US Retirement Plan after one hundred eighty (180) days following the Closing Date but prior to one (1) year after the Closing Date, then Purchaser or one of its Subsidiaries shall pay Seller or one of its Affiliates (by wire transfer of immediately available funds to one or more accounts designated by Seller), as applicable, as soon as practicable (but in any event within thirty (30) days) after receipt of appropriate verification of the occurrence of such contribution or transfer, an amount equal to the lesser of (x) the amount equal to (A) plus (B), with the value of such assets, in each case, determined as of the close of business on the date of transfer, and (y) for the avoidance of doubt, the Final Pension Deficit Amount. In the event that assets required to be transferred pursuant to Section 5.5(m) with respect to any Delayed Transfer Country are transferred to a Purchaser Non-U.S. Retirement Plan following (1) year after the Closing Date, then Purchaser or one of its Subsidiaries shall pay Seller or one of its Affiliates (by wire transfer of immediately available funds to one or more accounts designated by Seller), as applicable, as soon as practicable (but in any event within thirty (30) days) after receipt of appropriate verification of the occurrence of such contribution or transfer, an amount equal to the value of such transferred assets determined as of the close of business on the date of transfer. For purposes of this subsection (b)(i), Pension Liabilities (including the Assumed Non-U.S. Pension Liabilities) and the Pension Asset Amount shall be calculated in accordance with the methodology and assumptions set forth on Schedule E. In connection with Seller’s preparation of the Preliminary Closing Pension Statement, Purchaser shall, and shall cause the Conveyed Companies to, provide reasonable access, during normal business hours and upon reasonable notice, to their employees and all work papers, schedules, memoranda and other documents which are relevant to the preparation of the Preliminary Closing Pension Statement (which access shall be provided promptly after request by Seller and/or its Representatives).

(A) Purchaser shall have a period of sixty (60) days following delivery of the Preliminary Closing Pension Statement and supporting materials in accordance with subsection (b)(i) above during which to review the Preliminary Closing Pension Deficit Amount calculation and supporting materials and to notify Seller if it believes the calculation of the Preliminary Closing Pension Deficit Amount contains mathematical errors, is based on actuarial or other assumptions inconsistent with the principles set forth in subsection (b)(i) above, or otherwise was not performed in accordance with the principles set forth in subsection (b)(i) above.

(B) If Purchaser shall fail to so notify Seller of any such dispute before the end of such sixty (60) day period, then the Preliminary Closing Pension Deficit Amount shall be the “Final Pension Deficit Amount.”

(C) If Purchaser shall so notify Seller of any such dispute before the end of such sixty (60) day period, Purchaser and Seller shall cooperate in good faith to resolve such dispute as promptly as possible, and the amount so determined by Purchaser and Seller upon resolution, if any, of such dispute shall be the “Final Pension Deficit Amount.” In connection with Purchaser’s review of the Preliminary Closing Pension Statement, Seller shall provide reasonable access, during normal business hours and upon reasonable notice, to its employees and all work papers, schedules, memoranda and other documents prepared or reviewed by Seller or any of its employees and accountants or other Representatives during the course of its review which are relevant to the Preliminary Closing Pension Statement (which access shall be provided promptly after request by Purchaser and/or its Representatives).

(ii) If Purchaser and Seller fail to resolve such dispute with respect to any jurisdiction within sixty (60) days after notice by Purchaser of the dispute, Seller and Purchaser shall choose an independent actuary (i.e., an actuarial firm that is nationally recognized in such jurisdiction other than any actuary regularly used by Seller or Purchaser or that assisted Purchaser in any dispute initiated by Purchaser pursuant to subsection (b)(i)(C) above); provided, that if Seller and Purchaser cannot mutually agree on the identity of an independent actuary within five (5) Business Days, then Seller and Purchaser shall on the next Business Day each identify an actuarial firm (other than one regularly used by Seller or Purchaser or that assisted Purchaser in any dispute initiated by Purchaser pursuant to subsection Section 2.9(b)(i)(C) above), and the independent actuary shall be selected by lot from these two firms, and provided further that if such actuary identified by lot shall not agree to serve within five (5) Business Days after being so selected, then additional actuarial firms shall be identified in accordance with the foregoing procedures until one shall agree to serve (such independent actuary determined in accordance with this parenthetical, an “Independent Actuary”). Seller and Purchaser shall require any Independent Actuary to determine, as of the Effective Time and based solely on the principles set forth in subsection (b)(i) above (and without regard to any determination whether such principles are appropriate to the circumstances), the amount of (A) the Deemed Pension Liabilities, (B) the Pension Liabilities and (C) the Pension

Asset Amount, in each case with respect to the plan(s) in relation to which such Independent Actuary was engaged. Seller and Purchaser shall instruct the Independent Actuary to use every reasonable commercial effort to perform its services within thirty (30) days after submission of the Preliminary Closing Pension Statement and supporting materials to it and, in any case, as promptly as practicable after submission. The determination of an Independent Actuary shall be final and binding on Seller and Purchaser and the amount of the excess (if any) of (A) the sum of (x) the Deemed Pension Liabilities and (y) the Pension Liabilities over (B) the Pension Asset Amount, as so determined by the Independent Actuary shall be the “Final Pension Deficit Amount.”

(iii) Within five (5) Business Days after the determination of the Final Pension Deficit Amount, (A) if the Final Pension Deficit Amount exceeds the Reference Pension Amount, then Seller shall pay to Purchaser an amount equal to the entire amount of such excess plus 50% of the amount of all Taxes or other surcharges payable by Purchaser or any of its Affiliates to the extent they are required by applicable Law to make any contribution of any amounts to the Dedicated Retirement Plans or the Purchaser Non-U.S. Retirement Plans in connection with the assumption of Liabilities thereunder as set forth in this Agreement as applicable, or (B) if the Reference Pension Amount exceeds the Final Pension Deficit Amount, then Purchaser shall pay to Seller an amount equal to the entire amount of such excess minus 50% of the amount of all Taxes or other surcharges payable by Purchaser or any of its Affiliates to the extent they are required by applicable Law to make any contribution of any amounts to the Dedicated Retirement Plans or the Purchaser Non-U.S. Retirement Plans as applicable in connection with the assumption of Liabilities thereunder as set forth in this Agreement as applicable. Any payments to be made pursuant to this Section 2.9(b)(iii) shall be made by wire transfer of immediately available funds to the account designated in writing by Purchaser or Seller, as the case may be, in U.S. dollars or, to the extent required under applicable Law to be paid in a Foreign Currency, such applicable U.S. dollar amount shall be converted into the applicable Foreign Currency at the Exchange Rate determined by Section 1.2(l) and paid in lieu of such U.S. dollar amount. Any payment made pursuant to this Section 2.9(b)(iii) shall be made with simple interest (such interest to be calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed) on such amount from the Closing Date to the date of such payment at a rate equal to five percent (5%) per annum.

Section 2.10 Purchase Price Allocation.

(a) To the extent permitted by applicable Law, Seller, on behalf of itself and the Equity Selling Entities and the Asset Selling Entities, and Purchaser, on behalf of itself and any Permitted Designee, have agreed to allocate the Final Aggregate Purchase Price, the amount of Assumed Liabilities and other relevant amounts among the Equity Interests (and to the extent required or permitted by applicable Tax Law, the underlying assets held by Conveyed Companies) and the Purchased Assets (and to the extent required or permitted by applicable Tax Law, the non-competition covenant contained in Section 5.15 and any licenses acquired pursuant to this Agreement) (collectively, the “Section 2.10 Assets”), in a manner consistent with Sections 1060 and 338 of the Code (as applicable) (and any other applicable Tax Law) and the methodology set forth in Schedule B (the “Allocation Methodology”). Purchaser and Seller shall agree on a preliminary allocation of the Purchase Price, the Assumed Liabilities and other relevant amounts (the “Asset Allocation”) prior to the Closing Date among the Section 2.10 Assets, in a manner consistent with Sections 1060 and 338 of the Code (and any other applicable Tax Law), the Allocation Methodology and this Section 2.10 and based on the information available as of the Balance Sheet Date. Within ninety (90) Business Days after the Post-Closing Statement becomes final pursuant to Section 2.9(a)(ii), Seller shall deliver to Purchaser a statement (the “Allocation”), allocating the Final Aggregate Purchase Price (plus Assumed Liabilities and other relevant amounts, to the extent properly taken into account under Sections 1060 and 338 of the Code (as applicable) (and any other applicable Tax Law)) among the Section 2.10 Assets in accordance with Sections 1060 and 338 of the Code (as applicable) (and any other applicable Tax Law). Notwithstanding anything in this Agreement to the contrary, the parties agree that the Allocation will be consistent with the methodologies, policies and principles of the Allocation Methodology and the Asset Allocation; provided that the Allocation shall reflect any adjustments since the Balance Sheet Date. To the extent permitted by applicable Law, each of the Seller Entities on the one hand and Purchaser, the Permitted Designees and the Conveyed Companies on the other shall (i) be bound by the Allocation for purposes of determining any Taxes; (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Allocation (including Internal Revenue Service Form 8594) and (iii) take no position inconsistent with the Allocation, and cause its Affiliates to take no position inconsistent with the Allocation, on any applicable Tax Return or in any proceeding before any Taxing Authority or otherwise, in each case, except as otherwise required pursuant to a Final Determination. In the event that the Allocation is disputed by any Taxing Authority, the Party (or its Affiliate) receiving notice of the dispute shall promptly notify the other Party hereto, and Seller and Purchaser agree to use their reasonable best efforts to defend such Allocation in any Contest. In the event that an adjustment to the Final Aggregate Purchase Price is made pursuant to this Agreement (including, for the avoidance of doubt, any adjustment resulting from any actions pursuant to the Restructuring that occur after finalization of the Post-Closing Statement as provided in Section 5.20 or any change in the Equity Interests or the Purchased Assets or other Section 2.10 Assets among which the Final Aggregate Purchase Price is allocated pursuant to this Section 2.10 resulting from any actions pursuant to the Restructuring that occur after finalization of the Post-Closing Statement as provided in Section 5.20), Purchaser and Seller shall use their reasonable best efforts to mutually agree to an allocation of any such post-Closing adjustment in a manner consistent with the Allocation and this Section 2.10. For the avoidance of doubt, the Parties shall respect the Allocation agreed upon pursuant to this Section 2.10 with respect to the Purchased Assets sold by the Asset Selling Entities that are organized in the People’s Republic of China and for the sale of Equity Interests of the Chinese Entities and in no event shall the Parties adjust the Allocation with respect to such Purchased Assets or Equity Interests.

(b) Seller and Purchaser shall each instruct their employees and Representatives to cooperate with, and promptly respond to all reasonable requests and inquiries of, the other, and to provide, upon execution of a customary access letter if required by Seller’s or Purchaser’s (as applicable) outside accountants, Purchaser and its Representatives or Seller and its Representatives (as applicable) with reasonable access, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by the other to the extent such materials have been prepared and relate to the Allocation in any respect or questions concerning or disagreements with the Allocation. Purchaser shall notify Seller of any disagreement with the proposed Allocation within twenty (20) Business Days after Purchaser’s receipt of the proposed Allocation. If Seller and Purchaser fail to agree on the Allocation within 30 days after Seller’s receipt of Purchaser’s notice of disagreement (or if Seller and Purchaser fail to agree on the allocation of any post-Closing adjustment to the Final Aggregate Purchase Price), such matter shall be referred to the Arbiter for binding arbitration. Purchaser and Seller acknowledge and agree that the dispute resolution provisions set forth in Section 7.10 of this Agreement shall apply to any dispute addressed by this Section 2.10.

Section 2.11 Closing.

(a) The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 10:00 A.M., Eastern Time on the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent specified in Article VI (other than the conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions) or at such other times and places as the Parties may mutually agree; provided that, notwithstanding the foregoing provisions of this Section 2.11(a), the Parties shall not be required to effect the Closing until the earliest of (i) a date during the Marketing Period specified by Purchaser on no less than four (4) Business Days’ prior written notice to the Seller and (ii) the first (1st) Business Day after the final day of the Marketing Period. The date on which the Closing occurs is called the “Closing Date.” The Closing shall be deemed to occur and be effective as of 11:59 P.M., Eastern Time on the Closing Date (the “Effective Time”). Subject to satisfaction or waiver of the conditions precedent specified in Article VI (other than the conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions) and the proviso contained in the first sentence of this Section 2.11(a), Purchaser and Seller agree that the Closing shall occur on the last day of Seller’s fiscal month unless Purchaser reasonably believes that a delay in the Closing until such date could result in Debt Financing on economic terms materially less favorable to Purchaser.

(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller (or, to the extent required by applicable Law, to the relevant Seller Entity) (i) the Estimated Aggregate Purchase Price by wire transfer of immediately available funds to an account or accounts specified by Seller at least two (2) Business Days prior to the Closing, (ii) the Equity Transfer Documents that require a signature by Purchaser or its applicable Permitted Designees, duly executed by Purchaser or such Permitted Designees, (iii) the officer’s certificates referenced in Section 6.3, (iv) a transition services agreement substantially in the form attached as Exhibit A (the “Transition Services Agreement”) and a Reverse Transition Services Agreement, which shall be on substantially the same terms as the Transition Services Agreement and as otherwise mutually agreed by the Parties prior to Closing, each duly executed by Purchaser, (v) two supply agreements (one with Purchaser as “Seller” and Seller as “Buyer” thereunder and one with Seller as “Seller” and Purchaser as “Buyer” thereunder), each substantially in the form attached as Exhibit B (collectively, the “Supply Agreements”), each duly executed by Purchaser, (vi) an intellectual property agreement, substantially in the form attached as Exhibit C (the “Intellectual Property Agreement”), duly executed by Purchaser, (vii) the General Assignment and Assumption Agreement duly executed by Purchaser or its applicable Permitted Designees, (viii) (A) the Business Transfer Agreements and (B) the Other Transfer Documents that require a signature by Purchaser or its applicable Permitted Designees, duly executed by Purchaser or such Permitted Designees, (ix) a patent assignment agreement in the form of Exhibit D, duly executed by Purchaser or its applicable Permitted Designees (the “Patent Assignment”), (x) a general trademark assignment agreement in the form of Exhibit E, duly executed by Purchaser or its applicable Permitted Designees (the “Trademark Assignment”) and (xi) the Section 338(h)(10) Election on Internal Revenue Service Form 8023 and any other applicable forms under state, local or foreign Tax Law, duly executed by Purchaser.

(c) At the Closing, Seller shall deliver or cause to be delivered to Purchaser (or, to the extent required by applicable Law, to the relevant Permitted Designee) (i) (A) the Equity Transfer Documents duly executed by the applicable Equity Selling Entities, together with (B) any other documents or instruments as may be required by local Law and custom, or reasonably requested by Purchaser, to effect the transfer of the Equity Interests, (ii) all certificates (if any) representing the Equity Interests, duly endorsed in blank, or accompanied by stock powers duly executed in blank by the applicable Equity Selling Entities, with all appropriate stock Transfer Tax stamps affixed, and such other deeds, documents and instruments as are necessary to effect the valid transfer of the Equity Interests duly executed by the applicable Equity Selling Entity and in a form reasonably acceptable to Purchaser, (iii) the officer’s certificates referenced in Section 6.2(c), (iv) the Transition Services Agreement and the Reverse Transition Services Agreement, each duly executed by Seller, (v) the Supply Agreements, duly executed by Seller, (vi) the Intellectual Property Agreement, duly executed by Seller, (vii) to the extent requested by Purchaser, resignation letters from all directors and officers of the Conveyed Companies, (viii) the General Assignment and Assumption Agreement, duly executed by the appropriate Asset Selling Entities, (ix) (A) the Business Transfer Agreements and (B) the Other Transfer Documents executed by the appropriate Asset Selling Entities, (x) the Patent Assignment, duly executed by the appropriate Asset Selling Entities, (xi) the Trademark Assignment, duly executed by the appropriate Asset Selling Entities, (xii) the Section 338(h)(10) Election on Internal Revenue Service Form 8023 and any other applicable forms under state, local or foreign Tax Law, duly executed by the appropriate Seller Entities as applicable and (xiii) to the extent resolutions of Seller’s or any of its Affiliate’s board of directors (or local equivalent) and stockholders (or local equivalent) authorizing and approving the transactions contemplated by this Agreement or the Transaction Documents are required by Law to effect the transactions contemplated by this Agreement or the Transaction Documents, a certificate from Seller and each Seller Entity dated as of the Closing Date and attaching with respect to each such Person such resolutions.

(d) Notwithstanding the foregoing, Schedule D sets forth the Parties’ rights and obligations with respect to the transfer of Purchased Assets and/or Conveyed Companies in Delayed Transfer Countries.

Section 2.12 Withholding. Notwithstanding anything to the contrary herein, except as expressly provided in Section 5.9, Purchaser or the relevant Permitted Designee shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom pursuant to any applicable provision of state, local or foreign Tax Law. Any amounts so withheld shall be timely paid to the appropriate Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the letter (the “Seller Disclosure Letter”) delivered by Seller to Purchaser concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Seller Disclosure Letter will be deemed to be disclosed on any other Schedule of the Seller Disclosure Letter to the extent its relevance is reasonably apparent on its face), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1 Organization and Qualification. Seller is a corporation duly organized and validly existing under the Laws of Switzerland and is duly qualified and in good standing (or local legal equivalent, if any) under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification or standing would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Each Equity Selling Entity and Asset Selling Entity is a corporation, limited liability company or other entity duly organized, validly existing and in good standing (or local legal equivalent, if any) under the Laws of the jurisdiction of its organization and is duly qualified and in good standing (or local legal equivalent, if any) under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification or standing would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Each Equity Selling Entity and Asset Selling Entity has full corporate, company or partnership power and authority to enable it to own, lease or otherwise hold the Purchased Assets owned, leased or otherwise held by it and to conduct the Business as presently conducted by it.

Section 3.2 Corporate Authority; Binding Effect.

(a) Seller has all requisite corporate or other power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to perform its obligations hereunder and thereunder. Prior to Closing, each other Seller Entity and Conveyed Company shall have all requisite corporate or other power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder. The execution and delivery by Seller and each other Seller Entity and Conveyed Company party to this Agreement and each other Transaction Document to be executed and delivered by Seller and such other Seller Entities or Conveyed Companies, and the performance by Seller, and such other Seller Entities and Conveyed Companies of their respective obligations hereunder and thereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate or other entity action on the part of Seller and such other Seller Entities and the Conveyed Companies. No other corporate or other proceedings on the part of the Seller is necessary to authorize this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby and thereby and all other corporate or other proceedings on the part of other Seller Entities or Conveyed Companies necessary to authorize this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby and thereby shall have occurred prior to Closing.

(b) This Agreement and each other Transaction Document to be executed by Seller or the other Seller Entities or Conveyed Companies, when executed and delivered by Seller or such other Seller Entity or Conveyed Company, assuming due execution and delivery hereof by the other parties thereto, constitutes the legal, valid and binding obligations of Seller, the other Seller Entities and Conveyed Companies party thereto, enforceable against Seller and such other Seller Entities and Conveyed Companies in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 3.3 Conveyed Companies; Capital Structure.

(a) Each of the Conveyed Companies is duly organized, validly existing, in good standing (or local legal equivalent, if any) and, where applicable, duly qualified under the Laws of its jurisdiction of organization, except in jurisdictions where the failure to be in good standing (or local legal equivalent, if any) would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, with the requisite power and authority to own and operate its properties and assets and to carry on its business as currently conducted. Each of the Conveyed Companies is duly qualified to do business and in good standing (or local legal equivalent, if any) in each jurisdiction where the nature of its business or properties makes such qualification necessary, except in jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. With respect to any individual who would have been considered a Business Employee or Shared Service Employee as of December 31, 2014 and taking into account certain terminations of employment after such date, Schedule 3.3(a) of the Seller Disclosure Letter sets forth, as of January 22, 2015, his or her aggregate value of Unvested Grants (assuming an underlying per share price of $64.00) and the underlying equity award giving rise thereto, the incentive plan under which such award was issued, the type of such award, the date of grant thereof, the exercise price therefor (as applicable) and the vesting schedule therefor (and the aggregate value of all Unvested Grants). For purposes of calculating the amount of pro-rata vesting of the Unvested Grants, Schedule 3.3(a) of the Seller Disclosure Letter assumes that the transaction occurs on the terms contemplated by this Agreement and assumes, in connection therewith, a January 31, 2015 termination date with respect to each Business Employee and Shared Service Employee.

(b) Schedule 3.3(b)(i) of the Seller Disclosure Letter sets forth the authorized capitalization of the Conveyed Companies and the number of shares of each class of capital stock or other equity interests in each such Conveyed Company outstanding and the record holders thereof. All shares of each class of capital stock or other equity interests of each Conveyed Company (i) are duly authorized, validly issued and outstanding and (to the extent applicable) fully paid and non-assessable and (ii) were not issued in violation of any right of first refusal, preemptive or similar rights and offered and issued in compliance with all applicable state and federal securities Laws. Except for the Equity Interests or as reflected on Schedule 3.3(b)(i) of the Seller Disclosure Letter, there are no shares of common stock, preferred stock or other equity interests or phantom stock, stock appreciation rights or other similar rights of any of the Conveyed Companies, authorized, reserved, issued or outstanding and no outstanding warrants, options, agreements, subscriptions, preemptive rights, rights of first refusal, anti-dilution rights or other rights (contingent or otherwise), convertible or exchangeable securities or other Contracts pursuant to which any of the Conveyed Companies is or may become obligated to issue, sell, transfer, purchase, return or redeem any shares of capital stock or other securities or other equity interests of the Conveyed Companies, or other agreements affecting or relating to the voting, issuance or transfer of the capital stock or equity of any Conveyed Company, and no equity securities or other equity interests of any of the Conveyed Companies are reserved for issuance for any purpose. Except as set forth on Schedule 3.3(b)(ii) of the Seller Disclosure Letter or for minority equity investments with a book value as of the Balance Sheet Date not to exceed $1,000,000 (individually or in the aggregate) that do not include an obligation to (x) contribute to the capital of, lend money in lieu of a contribution to the capital of, or invest in any Person, (y) acquire or enter into any Contract to acquire, any equity interest or securities of any Person or (z) conduct any business through any Person or divert or provide any corporate opportunity to any Person, none of the Conveyed Companies (i) own any equity interests (or any interest convertible into or exchangeable therefor) of any other Person other than another Conveyed Company as indicated on Schedule 3.3(b)(i) of the Seller Disclosure Letter, all of which are owned of record and beneficially by such Conveyed Company free and clear of all Liens (except for Liens that will be released in full prior to the Closing and Liens created by or as a result of the acts of Purchaser or any of its Affiliates) or (ii) have any obligation to contribute to the capital of, lend money in lieu of a contribution to the capital of, or invest in any Person, or have any Contract to acquire, any equity interest or securities of any Person. There are no Contracts to which any Equity Selling Entity or Conveyed Company, or, to the Knowledge of Seller, any other Person is a party with respect to the voting (including proxies or voting trust agreements), ownership, transfer or registration of the equity interests of the Conveyed Company and there is no Indebtedness providing for the right to vote (or convertible into securities that have the right to vote) on any matters on which holders of capital stock or other equity interests in the Conveyed Company may vote. To the Knowledge of Seller, no Conveyed Company is in breach of its organizational documents that would, individually or in the aggregate, be reasonably expected to be material to the Business or the Conveyed Companies, taken as a whole. At Closing there will be no material Liability for, or obligation with respect to, any dividends or distributions declared or accumulated but unpaid with respect to any shares of the capital stock or other equity interests of any Conveyed Company.

(c) The Equity Selling Entities own of record and beneficially all of the outstanding Equity Interests of the Conveyed Entities, free and clear of all Liens (except for Liens that will be released in full prior to the Closing and Liens created by or as a result of the acts of Purchaser or any of its Affiliates).

Section 3.4 Governmental Authorization. Except as required solely by reason of the identity and other facts or matters relating to Purchaser or the Permitted Designees, the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller, the other Seller Entities and the Conveyed Companies, as applicable, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than as set forth on Schedule 3.4 of the Seller Disclosure Letter and any such other action or filing as to which the failure to make or obtain would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole.

Section 3.5 Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents by Seller, the other Seller Entities and the Conveyed Companies party thereto, as applicable, and the consummation of the transactions contemplated hereby and thereby, do not and will not (with or without notice or lapse of time or both): (a) violate, conflict with, or result in any breach of any provision of the Constituent Documents of Seller or any of the Equity Selling Entities, the Asset Selling Entities or the Conveyed Companies party thereto, as applicable; (b) subject to obtaining the consents referred to on Schedule 3.4 and Schedule 3.5 of the Seller Disclosure Letter, conflict with, result in a breach of, constitute a default under, require any waiver, approval or consent under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Seller Entities or the Conveyed Companies under, or to a loss of any benefit of the Business to which the Seller Entities or the Conveyed Companies are entitled under, any Material Contract or Real Property Lease, (c) assuming all actions by or in respect of, or filing with, any Governmental Authority set forth on Schedule 3.4 of the Seller Disclosure Letter have been made or obtained, violate or result in a breach or violation of or constitute a default under any Law or other restriction of any Governmental Authority to which the Purchased Assets, any Seller Entity or Conveyed Company is subject or (d) result in the imposition or creation of any Lien upon the Equity Interests, any Purchased Assets or any assets of the Conveyed Companies, other than a Permitted Lien upon any Purchased Assets or any assets of the Conveyed Companies; except, with respect to clauses (b), (c) and (d), for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6 Permits. Seller and its Affiliates have obtained each Permit of the Asset Selling Entities and the Conveyed Companies necessary for the conduct of the Business as it is currently conducted, except where the failure to possess any such Permit would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Each Asset Selling Entity and each Conveyed Company is in compliance with all of the terms and requirements of each such Permit, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Each of such Permits is valid, in full force and effect and has not been revoked, reversed, stayed, set aside, annulled or suspended and there are no Actions pending or, to the Knowledge of Seller, threatened relating to the suspension, revocation, non-renewal or modification of any such Permits or which questions or contests the validity of the rights under any such Permit nor is there any reasonable basis for the revocation, cancellation, suspension, adverse modification, non-renewal or declaration of invalidity of any such Permit, other than exceptions to any of the foregoing that would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Except as set forth on Schedule 3.6 of the Seller Disclosure Letter, the Material Permits, to the extent contemplated to be transferred to, or retained by (as applicable), Purchaser or its Affiliates shall remain in full force and effect immediately after the Closing without any material additional cost to Purchaser or its Affiliates or any material additional restriction, condition or filing, and there are no facts or circumstances that are reasonably likely to prevent, or materially increase the cost after Closing of, complying with such Permits. Schedule 3.6 of the Seller Disclosure Letter sets forth the Seller’s and its Affiliates’ Material Permits as of the date hereof. As used herein,

“Material Permit” shall mean any Permit material for the conduct of the Business as it is currently conducted other than those that would reasonably be expected by Seller (without investigation or knowledge as to any particularized circumstances of Purchaser) to be able to be obtained by Purchaser or its Affiliates in the ordinary course of business without significant delay or expense.

Section 3.7 Absence of Certain Changes. Since September 26, 2014 to the date of this Agreement and other than the transactions contemplated by this Agreement and the other Transaction Documents: (a) the Business has been conducted in all material respects in the ordinary course and consistent with past practice; (b) there has not occurred a Material Adverse Effect; and (c) none of Seller, any Equity Selling Entity, any Asset Selling Entity or any Conveyed Company has taken (or omitted to take) any action that would constitute a breach or require waiver of (i) any provision of Sections 5.2(a)(ii), 5.2(a)(iii), 5.2(a)(vii), 5.2(a)(viii), 5.2(a)(xi), 5.2(a)(xii), 5.2(a)(xiv), 5.2(a)(xvii), 5.2(a)(xviii) or 5.2(a)(xix) if taken (or omitted to be taken) after the date hereof but before the Closing or (ii) the second sentence of Section 5.5(n) if taken (or omitted to be taken) after the date hereof. Purchaser acknowledges that there may be disruption to the operation of the Business as a result of the announcement by the Seller of its intention to sell the Business (and there may be further disruption to the Business as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby) and Purchaser agrees that any such disruptions do not and shall not constitute a breach of this Section 3.7.

Section 3.8 No Litigation. Except as set forth on Schedule 3.8 of the Seller Disclosure Letter, there is no Action, Order outstanding, suit, litigation, legal proceeding or arbitration pending or, to the Knowledge of Seller, threatened in writing, against any Asset Selling Entity or Conveyed Company by or before any Governmental Authority or arbitrator which, if adversely determined, would be reasonably expected to result in the imposition of damages in excess of $1,000,000 or the imposition of any equitable relief that would, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. To the Knowledge of Seller, no Seller Entity or Conveyed Company, nor any officer, director, or management employee of any Seller Entity or Conveyed Company, has received or been the subject of any legal demand letter, administrative inquiry or written complaint or legal claim from, or under the jurisdiction of, any Governmental Authority that includes any allegations relating to the Business alleging any violation of applicable Law by such Seller Entity, Conveyed Company, officer, director, or management employee that would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. As of the date of this Agreement, except as set forth on Schedule 3.8 of the Seller Disclosure Letter, none of the Conveyed Companies, Seller or the Seller Entities is subject to any settlement agreement or Order which materially affects, impedes or restrains the operation of the Business. The representations and warranties contained in the first sentence of this Section 3.8 shall not be deemed to apply to the matters that are the subject of the representations and warranties set forth in Section 3.12(c).

Section 3.9 Compliance with Laws.

(a) Since January 1, 2012, none of Seller or any other Seller Entity, with respect to the Business and ownership and use of the Purchased Assets, or any Conveyed Company (i) is, or has been, in violation of any Law, except to the extent that the failure to comply therewith would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole or (ii) has received any written notice alleging any violation of Law of the type described in the preceding clause. As of the date hereof, none of the Conveyed Companies or, with respect to the Business and ownership and use of the Purchased Assets, the Seller or any other Seller Entity is conducting or has pending any investigation in connection with which outside legal counsel has been retained for the purpose of conducting or assisting with such investigation with respect to any actual, potential or alleged violation of any applicable Laws, except as to which, if any such violation under investigation in fact existed, such violation (or the remedy thereof) would not reasonably be expected, individually or in the aggregate, to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole.

(b) None of Seller, the Seller Entities or Conveyed Companies, nor to the Knowledge of Seller, any of their respective officers or directors, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”); (ii) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited by (A) United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism; (B) the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001; (C) the United States Trading with the Enemy Act of 1917, as amended, (D) the United States International Emergency Economic Powers Act of 1977, as amended or (E) the foreign asset control regulations of the United States Department of the Treasury; (iii) has been convicted of or charged with a felony relating to money laundering; or (iv) is under investigation by any Governmental Authority for money laundering.

Section 3.10 Environmental Matters. Except as set forth on Schedule 3.10(a) of the Seller Disclosure Letter, or except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole: (a) the Business, the Conveyed Companies and the Purchased Assets are, and have been since January 1, 2012, in compliance with all applicable Environmental Laws, (b) neither the Conveyed Companies nor, with respect to the Business and the Purchased Assets, the Asset Selling Entities have any Liability under any applicable Environmental Laws, (c) there are no Actions, claims or proceedings by any Governmental Authority or other Person pending or, to the Knowledge of Seller, threatened in writing in connection with the ownership or operation of the Business, the Conveyed Companies or the Purchased Assets under any applicable Environmental Law, (d) the Seller Entities and Conveyed Companies have obtained all Permits that are required under any applicable Environmental Laws to operate the Business as currently operated and to hold the Purchased Assets as currently held, and each of the Business, the Conveyed Companies and the Purchased Assets is, and has been since January 1, 2012, in compliance with all terms and conditions of all such Permits, each of which is valid and in full force and effect and is not subject to any pending or, to the Knowledge of Seller, threatened Action to revoke, cancel, suspend, adversely modify, not renew or declare any such Permit invalid nor, to the Knowledge of Seller, is there any reasonable basis for the revocation, cancellation, suspension, adverse modification, non-renewal or declaration of invalidity of any Environmental Permit; (e) none of the execution, delivery or performance of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby will require any consent, waiver or approval of any Governmental Authority with respect to, or result in the revocation of, any Environmental Permit; (f) to the Knowledge of Seller, there has been no presence, use, production, generation, sale, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or Cleanup of Hazardous Materials on, at, in or underneath any of the Transferred Real Property or on, at, in or underneath any property formerly owned or operated by any Conveyed Company or, with respect to the Business, Seller or its Affiliates, respectively, that would reasonably be expected to result in Liability to the Business or any Conveyed Company; (g) since January 1, 2012 through the date hereof, neither Seller, any Seller Affiliate nor any Conveyed Company has received any written communication from any Person alleging that Seller or any Seller Affiliate, with respect to the Business or Purchased Assets, or any Conveyed Company, is in violation of, or has any Liability arising under, any Environmental Law or, to the Knowledge of Seller, been subject to any investigation by any Governmental Authority regarding such alleged violation or Liability that would reasonably be expected to result in liability to the Business or any Conveyed Company; and (h) since January 1, 2012 through the date hereof, neither the Seller nor any Seller Entity, with respect to the Business, nor any Conveyed Company has been notified in writing (which notice has not been materially resolved) that it is a potentially responsible party, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any similar state, local or foreign Law that would reasonably be expected to result in Liability to the Business, Purchaser or any of its Affiliates.

Section 3.11 Material Contracts.

(a) Schedule 3.11(a) of the Seller Disclosure Letter sets forth as of the date hereof a list of the following Contracts (other, in each case, than real property leases and Excluded Contracts) (i) that relate primarily to the Business to which an Asset Selling Entity or Seller or any of its Affiliates is a party or (ii) to which a Conveyed Company is a party (collectively, the “Material Contracts”), true, correct and complete copies of which and all amendments thereto (other than missing documents identified in writing by Seller or Purchaser prior to the date hereof which do not, individually or in the aggregate, materially change the terms, rights or obligations under the applicable Material Contracts) (and reasonably complete and accurate written descriptions of all oral Material Contracts) Seller has made available to Purchaser prior to the date hereof:

(i) each Equipment Lease which entails rental payments in excess of $1,000,000 per annum;

(ii) each material Contract between Seller and/or any of its Affiliates (other than the Conveyed Companies) or any of the officers or directors of Seller and/or any of its Affiliates (other than the Conveyed Companies), on the one hand, and any Asset Selling Entity and/or Conveyed Company, on the other hand, other than employment contracts which do not provide for annual base salary in excess of $250,000 in any given year;

(iii) each mortgage, indenture, security agreement, pledge, note, loan agreement or guarantee or other Contract (excluding items set forth on Schedule 3.13(a) or Schedule 3.13(b) of the Seller Disclosure Letter) in respect of or evidencing (A) Indebtedness of any Conveyed Company or (B) Assumed Debt, in each case in excess of $500,000;

(iv) each customer Contract (other than a Contract with a distributor) with payments to the applicable Asset Selling Entity or Conveyed Company in excess of $16,000,000 for the last completed fiscal year;

(v) each outstanding Contract with vendors of the Business with payments by the applicable Asset Selling Entity or Conveyed Company in excess of $6,000,000 for the last completed fiscal year;

(vi) each Contract materially limiting or purporting to materially limit the freedom of the applicable (A) Seller Entity to engage in the Business or compete with any Person in connection with such Seller Entity’s conduct of the Business or (B) Conveyed Company to engage in the Business or compete with any Person in connection with such Conveyed Company’s conduct of the Business;

(vii) each acquisition, merger, consolidation, recapitalization or similar agreement or letter of intent related to the acquisition of a business or line of business entered into in the previous three (3) years for aggregate consideration under such Contract in excess of $2,500,000, other than Contracts in which the applicable transaction has been consummated and there are no earnouts, contingent payments, indemnification or other obligations ongoing or outstanding in excess of $1,000,000 individually or in the aggregate;

(viii) each distributor Contract which involves revenues for the applicable Asset Selling Entity or Conveyed Company in excess of $16,000,000 for the last completed fiscal year;

(ix) each Contract regarding the formation or participation in any material equity joint venture, material joint product development Contract (excluding Contracts with customers entered into in the ordinary course of business consistent with past practice) or similar material arrangement that involves a sharing of revenues, profits, losses, costs or liabilities, with a third party;

(x) each Contract for the licensing or use of Intellectual Property that is material to the Business taken as a whole or the development of Intellectual Property that is material to the Business taken as a whole, other than (A) non-exclusive licenses entered into in the ordinary course of business consistent with past practice, (B) development agreements using Seller’s standard forms of consulting and/or development agreements, (C) Contracts with customers entered into in the ordinary course of business consistent with past practice and which contain only non-exclusive licenses and (D) Information Technology Contracts;

(xi) each Contract entered into in the previous three (3) years for the purchase or sale of Intellectual Property that is or, in the case of sold Intellectual Property, was material to the Business taken as a whole;

(xii) each Information Technology Contract exclusively used in the Business which involves payments in excess of $2,500,000 for the last completed fiscal year, other than commercially available off-the-shelf Software, hosting or similar services licensed or made available pursuant to shrink-wrap, click wrap licenses or subscription agreements that are not material to the Business;

(xiii) each Contract granting to any Person a first refusal, first offer or similar preferential right to purchase or acquire any material Purchased Asset, any equity or other interest in any Conveyed Company or any assets of any Conveyed Company;

(xiv) each Contract under which (A) any Conveyed Company has directly or indirectly guaranteed liabilities or obligations of Seller or any of its Affiliates (other than a Conveyed Company) or (B) Seller or any of its Affiliates (other than a Conveyed Company) has guaranteed any liabilities or obligations of any Conveyed Company, in each case in excess of $500,000;

(xv) each Contract which requires the purchase of all or substantially all of a particular product or material from a supplier or containing a minimum purchase or supply commitment in each case in excess of $6,000,000 per annum;

(xvi) each Contract which provides for consignment of goods with a value in excess of $16,000,000 or requires the Seller or any of its Affiliates (including the Conveyed Companies) to maintain inventory with a value in excess of $16,000,000, in each case, in connection with the Business;

(xvii) each (A) Contract for the employment of, or receipt of any services from, the President of the Business and any of his direct reports and (B) Contract which provides for a severance, termination, retention, change in control or similar payment to the President of the Business and any of his direct reports; and

(xviii) each Contract relating to a Retention Bonus.

Notwithstanding anything to the contrary in this Agreement, it is agreed that (x) Material Contracts that are purchase orders, order acknowledgements, invoices or similar documents for the purchase or sale of products or services shall not be required to be listed on Schedule 3.11(a) of the Seller Disclosure Letter (provided that the identity of any customer, supplier or other Person that is a counterparty to such a Material Contract is listed on the applicable subsection of Schedule 3.11(a) of the Seller Disclosure Letter), (y) true, correct and complete copies of Material Contracts that are purchase orders or invoices for the purchase or sale of products or services shall not be required to have been made available to Purchaser if they do not deviate in any material respect from the standard forms made available to Purchaser prior to the date hereof and (z) Contracts for the employment of, or receipt of any services from, any director or officer of Seller, any Asset Selling Entity, or any Conveyed Company or any other Business Employee or Shared Service Employee on a full-time, part-time, consulting or other basis providing for an annual base salary in excess of $175,000, and each Contract which provides for a severance, termination, retention, change in control or similar payment to any such Person shall be deemed “Material Contracts” for purposes of this Agreement but shall not be required to be listed on Schedule 3.11(a) of the Seller Disclosure Letter or, subject to Section 5.5(q), made available to Purchaser.

(b) Each Contract set forth on Schedule 3.11(a) of the Seller Disclosure Letter is binding and in full force and effect with respect to the Asset Selling Entity or Conveyed Company party thereto and, to the Knowledge of Seller, each other party thereto in accordance with its terms and there exists no breach (other than breaches that are cured or are curable within the applicable cure period, if any, and other than in respect of ordinary course product warranty claims), default or event of default (or occurrence or event that with notice or lapse of time or both would result in a breach, default or event of default) by the applicable Asset Selling Entity or Conveyed Company or, to the Knowledge of Seller, any other party to any such Contract, with respect to any term or provision of any such Contract, in each case, which would, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, as of the date hereof, no Asset Selling Entity or Conveyed Company has given to or received from any other Person any written notice or communication (i) regarding any actual, alleged, possible, or potential breach of, or default under, any Material Contract (other than in respect of ordinary course product warranty claims) or (ii) announcing or threatening termination or cancellation of any Material Contract. As of the date hereof, except in the ordinary course of business, there is no pending or, to the Knowledge of Seller, threatened audit or investigation of the Seller’s or its applicable Affiliate’s (including any Conveyed Company’s) compliance with any Material Contract by any other party to such Material Contract. To the Knowledge of Seller, there are no product warranty claims pending by any customers of the Business party to any Material Contracts (whether or not in the ordinary course) which claims are, individually or in the aggregate, in excess of $5,000,000.

Section 3.12 Intellectual Property.

(a) Schedule 3.12(a) of the Seller Disclosure Letter sets forth, as of the date hereof, a true and complete list of all (i) patents, registered trademarks and service marks, registered copyrights, and all applications for the foregoing, included in the Business Intellectual Property, showing with respect to each, as applicable and if available, the patent number, trademark number, application number, jurisdiction, title, status, trademark class, and applicant or owner, and (ii) Domains included in the Business Intellectual Property, showing with respect to each, as applicable, the Domain and registrant owner.

(b) Except as set forth on Schedule 3.12(b) of the Seller Disclosure Letter or which would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, (i) each Asset Selling Entity is the exclusive owner of the entire right, title, and interest in and to its respective

Business Intellectual Property, (ii) each Conveyed Company is the exclusive owner of the entire right, title, and interest in and to its respective Business Intellectual Property, (iii) to the Knowledge of Seller, the conduct of the Business as currently conducted, and the use of the Business Intellectual Property, in each case as currently used, does not infringe, misappropriate, misuse, dilute or otherwise violate the valid Intellectual Property of any third party, (iv) to the Knowledge of Seller, the registered Business Intellectual Property of the Asset Selling Entities Companies is valid and enforceable, and no claim has been made or threatened in writing alleging that the registered Business Intellectual Property is invalid or unenforceable in whole or in part or challenging the exclusive ownership of the Business Intellectual Property of the Asset Selling Entities, (v) to the Knowledge of Seller, the registered Business Intellectual Property of the Conveyed Companies is valid and enforceable, and no claim has been threatened in writing alleging that the registered Business Intellectual Property of the Conveyed Company is invalid or unenforceable in whole or in part or challenging the exclusive ownership of the Business Intellectual Property of the Conveyed Companies, (vi) to the Knowledge of Seller, each Asset Selling Entity has performed all acts and has paid all renewal, maintenance, and other fees and Taxes required to maintain its respective Business Intellectual Property registrations and applications in full force and effect as may reasonably be expected in the ordinary course of business and (vii) to the Knowledge of Seller, each Conveyed Company has performed all acts and has paid all renewal, maintenance, and other fees and Taxes required to maintain its respective Business Intellectual Property registrations and applications in full force and effect as may reasonably be expected in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, no Action alleging that the conduct of the Business as currently conducted infringes, misappropriates, misuses, dilutes or otherwise violates the Intellectual Property of any third party in any material respect has been served on any of the Asset Selling Entities or Conveyed Companies that is pending, and, to the Knowledge of Seller, no claim has been threatened in writing against any Asset Selling Entity or Conveyed Company alleging any of the foregoing that has not since been resolved. To the Knowledge of Seller, no third party is engaging in any activity that materially infringes, misappropriates, misuses, dilutes, or otherwise violates any of the material Business Intellectual Property of any Asset Selling Entity or the material Intellectual Property of any Conveyed Company.

(d) To the Knowledge of Seller, no Business Intellectual Property of any Asset Selling Entity or Business Intellectual Property of any Conveyed Company is subject to any outstanding decree, order, injunction, judgment, ruling or court-ordered consent or settlement restricting the use, validity, or enforceability of such Business Intellectual Property of any Asset Selling Entity or such Business Intellectual Property of any Conveyed Company that would impair the validity or enforceability of such Business Intellectual Property of any Asset Selling Entity or such Business Intellectual Property of any Conveyed Company.

(e) As of immediately following the Closing, excluding any Intellectual Property to which rights are granted under the Transaction Documents, neither Seller nor any of its Affiliates shall own any Business Intellectual Property necessary to conduct the Business and to the Knowledge of Seller, none of the current or former employees or agents of the Seller or its Affiliates shall own any Business Intellectual Property necessary to conduct the Business. The

Asset Selling Entities and Conveyed Companies, together, exclusively own or have valid and enforceable right to use all of the material Intellectual Property used in the Business and good, valid and marketable title to, or a valid leasehold interest in, or valid and enforceable right to use, all of the Business Intellectual Property, in each case free and clear of all Liens, other than Permitted Liens (provided that the foregoing representation shall not be read as a representation regarding infringement, misappropriation, misuse, dilution or violation of Intellectual Property, which is solely dealt with in Section 3.12(b)). The Business Intellectual Property, together with any rights to Intellectual Property licensed to Purchaser pursuant to the Transaction Documents, constitutes all of the Intellectual Property owned by Seller and its Affiliates and used in the Business as currently conducted in all material respects.

(f) Except as disclosed in Schedule 3.12(f) of the Seller Disclosure Letter, to the Knowledge of Seller no Asset Selling Entity or Conveyed Company has licensed, distributed, or otherwise transferred or made available to any third-party any software or database product that contains any computer program code authored, created, designed, developed, or implemented by an Asset Selling Entity or Conveyed Company that incorporates, contains, references, uses, or links to any open source Software or database that is freely available to the public, in each case in such a manner that would have the effect of requiring that the Software or database, or any portion thereof, be disclosed or distributed in source code form, be accessible to a third party in source code form, be licensed for the purpose of making derivative works, be redistributable at no charge, or be licensed under any open source or free Software license or licensing scheme.

(g) Neither the Conveyed Companies nor, with respect to the Business, the Asset Selling Entities have (i) notified any other Person of any information security breach involving personally identifiable information or (ii) since January 1, 2012, to the Knowledge of the Seller, suffered any security breach with respect to personally identifiable information. The Conveyed Companies and, with respect to the Business, the Asset Selling Entities have at all times since January 1, 2012 complied and are in compliance with all Laws pertaining to security and privacy matters except such noncompliance as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole.

(h) Except as set forth on Schedule 3.12(h) of the Seller Disclosure Letter, during the three (3) years prior to the date of this Agreement, neither Seller nor its Affiliates have transferred the management and control (which includes the payment of expenses and annuities) of any Patents, Trademarks and Domains from the Business or any Conveyed Company to another business of Seller or its Affiliates.

Section 3.13 Real Property.

(a) Schedule 3.13(a) of the Seller Disclosure Letter sets forth, as of the date hereof, a list as of the date hereof of all of the real property owned by any Asset Selling Entity used primarily in the Business or owned by any Conveyed Company. An Asset Selling Entity or a Conveyed Company has title in fee simple (or its equivalent under applicable Law) to the Real Property, free and clear of all Liens other than Permitted Liens and Liens that will be released at or prior to the Closing.

(b) Schedule 3.13(b) of the Seller Disclosure Letter sets forth a list as of the date hereof of each lease of real property of the Conveyed Companies. True, correct and complete copies of all leases set forth on Schedule 2.2(a)(i) and Schedule 3.13(b) of the Seller Disclosure Letter which, in each case, entail an annual rental payment in excess of $500,000, have been made available to Purchaser. Each Real Property Lease is binding and in full force and effect in accordance with its terms with respect to the Asset Selling Entity or Conveyed Company party thereto and, to the Knowledge of Seller, each other party thereto and there exists no breach, default or event of default (or occurrence or event that with notice or lapse of time or both would result in a breach, default or event of default) by the applicable Asset Selling Entity or Conveyed Company or, to the Knowledge of Seller, any other party to any such lease, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, as of the date hereof, no Asset Selling Entity or Conveyed Company has given to or received from any other Person any written notice (i) regarding any actual, alleged, possible, or potential breach of, or default under, any Real Property Lease or (ii) announcing or threatening termination or cancellation of any Real Property Lease.

(c) Except as set forth on Schedule 3.13(c) of the Seller Disclosure Letter or as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole (i) there are no condemnation or eminent domain proceedings or compulsory purchase pending or, to the Knowledge of Seller, threatened that would interfere with the present use of the real property subject thereto in the Business of the Transferred Real Property, and (ii) no Asset Selling Entity or Conveyed Company has leased, subleased or licensed any Transferred Real Property to any Person or entered into any Contract or obligation with respect thereto. No Conveyed Company is obligated under any Contract to purchase any real property or interest therein in excess of $1,000,000. The Asset Selling Entities and Conveyed Companies have valid leasehold interests in all of the Leased Real Property, except where the failure to have such valid leasehold interests would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole.

Section 3.14 Employee Benefits.

(a) Each material Business Benefit Plan is listed on Schedule 3.14(a)(i) of the Seller Disclosure Letter. Each Conveyed Company Benefit Plan is either marked with an asterisk on Schedule 3.14(a)(i) of the Seller Disclosure Letter or separately listed on Schedule 3.14(a)(ii) of the Seller Disclosure Letter. As of the date hereof, Seller has made available to Purchaser in respect of each Conveyed Company Benefit Plan and each material Business Benefit Plan, either the current plan document or a summary of such plan’s material terms that is accurate in all material respects. Seller has made available to Purchaser as of the date hereof in respect of each (A) Assumed Plan or Conveyed Company Benefit Plan, to the extent applicable, (i) all governing plan documents (and amendments thereto), (ii) all current summary plan descriptions and any summaries of material modifications and any personnel manuals, (iii) all current trust agreements, declarations of trust and other documents establishing funding arrangements (including any insurance contracts), including all amendments thereto, and the latest financial statements thereof and, with respect to each defined benefit pension plan, the funded status thereof, (iv) the annual report on IRS Form 5500-series or similar Tax or reporting form, including any attachments thereto, for the last plan year, (v) the most recent actuarial valuation report, (vi) the most recent determination letter, opinion letter, or similar letter or instrument issued by the IRS or other applicable Governmental Authority, (vii) any notice relating to any government investigation or audit or initial submissions under any voluntary compliance procedures within the last three years, and (viii) material Contracts relating to the Benefit Plans, including service provider agreements, insurance contracts, annuity contracts, investment management agreements, form of subscription agreements, form of participation agreements, recordkeeping agreements, and collective bargaining agreements, and (B) Business Benefit Plan that is not an Assumed Plan or a Conveyed Company Benefit Plan, to the extent applicable, the items set forth in clauses (i), (ii), and (vi) of the preceding sentence. Notwithstanding anything to the contrary herein, employment, severance, termination or similar agreements exclusively between an individual Business Employee or Shared Service Employee and the Seller or any of its Affiliates (including the Conveyed Companies) need not be set forth on Schedule 3.14(a)(i), 3.14(a)(ii), 3.14(e) or 3.14(f) of the Seller Disclosure Letter.

(b) Schedule 3.14(b) of the Seller Disclosure Letter sets forth a list of the Seller’s Non-U.S. Retirement Plans.

(c) Each Business Benefit Plan that is intended to qualify for Tax-preferential treatment under applicable Law so qualifies and has received, where required, approval from the applicable Governmental Authority that it is so qualified and no event has occurred or circumstance exists that may give rise to disqualification or loss of Tax-preferential treatment. Except as would not reasonably be expected to, individually or in the aggregate, be material or result in material Liability, and whenever applicable according to the Laws and regulations of the respective country, (i) no claim, action or litigation has been made or commenced or, to the Knowledge of Seller, threatened with respect to any Assumed Plan or Conveyed Company Benefit Plan (other than routine claims for benefits payable in the ordinary course of business, and appeals of such denied claims); and (ii) all contributions due with respect to each Commingled Retirement Plan, Assumed Plan or Conveyed Company Benefit Plan have been timely made. Except as would not reasonably be expected to, individually or in the aggregate, be material or result in material Liability, each Business Benefit Plan (including each Assumed Plan and Conveyed Company Benefit Plan) has been operated and administered in accordance with its terms and applicable Law, including, if applicable, ERISA and the Code. No Liability under Title IV or Section 302 of ERISA has been incurred by any of the Conveyed Companies or any of their ERISA Affiliates that has not been satisfied in full, and no condition exists that could present a material risk to any of the Conveyed Companies of incurring any such Liability. No Assumed Plan or Conveyed Company Benefit Plan which is subject to Title IV of ERISA (x) is, or within the five (5) year period preceding the date of this Agreement, was, a “multiemployer pension plan,” as defined in Section 3(37) of ERISA or (y) a plan described in Section 4063(a) of ERISA. As of the date of this Agreement, there has been no amendment to, written interpretation or announcement (whether or not written) by Seller or any of its Affiliates relating to, or change in employee participation or coverage under, any Business Benefit Plan which (A) with respect to any Assumed Plan or Conveyed Company Benefit Plan, would increase materially the expense of maintaining such Benefit Plan or (B) with respect to Business Benefit Plans that are not Assumed Plans or Conveyed Company Benefit Plans, would materially increase the expense of maintaining a comparable employee benefit plan, program, agreement or arrangement following the Closing Date, in either case above the level of the expense incurred in respect thereof for the twelve (12) months ended as of the date of the Financial Statements.

(d) Whenever applicable according to the Laws and regulations of the respective country, each Asset Selling Entity and Conveyed Company has paid and discharged all of its Liabilities arising under ERISA, the Code or other applicable Law of a character which, if unpaid or unperformed, would result in the imposition of a Lien against the properties or assets of the Business.

(e) Except as set forth on Schedule 3.14(e) of the Seller Disclosure Letter, no Business Benefit Plan provides for welfare, medical, surgical, hospitalization, death or similar benefits (whether or not insured) for any person beyond his or her retirement or other termination of service other than coverage mandated by COBRA or similar state or foreign Law.

(f) Except as set forth on Schedule 3.14(f) of the Seller Disclosure Letter and assuming Purchaser’s compliance with all of its obligations under Section 5.5(a), Section 5.5(b) and Section 5.5(c), neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby will (alone or together with any other event, including termination of employment): (i) entitle any Business Employee or Shared Service Employee to severance pay, unemployment compensation or any other payment or compensation or result in any other payment or compensation becoming due to any Business Employee or Shared Service Employee, (ii) increase any benefits under any Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation to any Business Employee or Shared Service Employee or benefits under any Business Benefit Plan or (iv) accelerate the time of funding or result in any debt or obligation with respect to any Business Benefit Plan.

(g) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any current or former Business Employee or Shared Service Employee who is a “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement. No Business Employee or Shared Service Employee has any Contract or arrangement with the Seller or any of its Affiliates that would entitle such Business Employee or Shared Service Employee to any gross-up of any Taxes imposed by Section 4999 of the Code.

Section 3.15 Labor and Employment Matters.

(a) Each Conveyed Company and, with respect to the Business and the Business Employees or Shared Service Employees, Seller, its Affiliates and each Asset Selling Entity is in compliance with all applicable Laws and policies respecting employment and employment practices, terms and conditions of employment (including such Laws and policies relating to wages and hours, labor relations, immigration, equal employment opportunities, fair employment practices, background screening and drug testing, prohibited discrimination or distinction, consultation and/or information obligations, employee classification, use of temporary employees, data protection, safety and health and workers’ compensation, payment of social security and similar Taxes, employee termination (actual or constructive), occupational safety, plant closing and changes in operations), and is not engaged in any unfair labor practice, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole.

(b) No material unfair labor practice complaint is pending with respect to any Business Employees or Shared Service Employees, has occurred since January 1, 2012 or, to the Knowledge of Seller, is expressly threatened in writing before the National Labor Relations Board or any respective Governmental Authority. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, (i) no charges with respect to or relating to the Asset Selling Entity in connection with the ownership and operation of the Business or against any Conveyed Company is pending, or to the Knowledge of Seller, threatened in writing, before the Equal Employment Opportunity Commission, any state fair employment practice agency or any other Governmental Authority and (ii) no claims with respect to payment of wages, salary, overtime pay or other wage and hour issues are pending, or to the Knowledge of Seller, threatened in writing, before any Governmental Authority with respect to any Business Employee or Shared Service Employee, and to the Knowledge of Seller, no basis for any such claims exists.

(c) There is no, and during the past two years there has been no, material labor strike, picketing, dispute, slowdown, lockout, or other work stoppage actually pending, or, to the Knowledge of Seller, is threatened in writing, against or involving the Business or a Conveyed Company.

(d) Schedule 3.15(d) of the Seller Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of all collective bargaining, works council, labor, trade union or similar agreements with any employee representative group applicable to any Business Employee or Shared Service Employee. Other than the unions that are party to the agreements set forth on such Schedule 3.15(d), no union is currently certified and there is no union representation question and no union or other organizational activity that would be subject to the National Labor Relations Act (20 U.S.C. §151 et. seq.) or any similar foreign, state or local Law or otherwise existing or, to the Knowledge of Seller, threatened in writing, with respect to the operations of the Business or any Conveyed Company. No collective bargaining agreement, works council, labor, trade union or similar agreement with any employee representative group is currently being negotiated. True and complete copies of all agreements set forth on Schedule 3.15(d) of the Seller Disclosure Letter that cover fifty (50) or more Business Employees have been made available to the Purchaser. The Conveyed Companies and, with respect to the Business, each of Seller and its Affiliates is in compliance with all agreements set forth on Schedule 3.15(d) of the Seller Disclosure Letter and, during the past two years, no Conveyed Company has breached a collective bargaining, works council, labor, trade union or similar agreement with any employee representative group nor has any such agreement been breached by any Asset Selling Entity that relates in any way to the operations of the Business, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole.

(e) Schedule 3.15(e) of the Seller Disclosure Letter sets forth a true and correct list of each trade union, works council or other employee representative group, which, pursuant to applicable Law, agreement or past practice, must be notified or consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement, in each case, prior to the execution of this Agreement or announcement thereof. As of the date of this Agreement, Seller and each Conveyed Company and/or Asset Selling Entity has complied with all applicable Laws, agreements or past practice to notify, consult or negotiate with all unions, works councils or other employee representative groups that were required to be notified, consulted or negotiated with prior to the execution of this Agreement or announcement thereof.

(f) No Conveyed Company, or, in relation to the Business, any Asset Selling Entity, is bound by any material consent decree or settlement agreement with any Governmental Authority relating to employment decisions or relations with employees, independent contractors or applicants for employment.

(g) Except as set forth in Schedule 3.15(g) of the Seller Disclosure Letter, during the past two years, no Conveyed Company and (to the extent related to the Business) no Asset Selling Entity has (i) effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar foreign, state, or local Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Conveyed Company or Asset Selling Company, or (ii) effectuated a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Conveyed Company or Asset Selling Entity, except in compliance with the WARN Act or such applicable similar foreign, state, or local Law or (iii) has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

(h) Seller has provided to Purchaser a complete and accurate employee census, setting forth, to the extent permitted by applicable Law, as of December 31, 2014, with respect to each Business Employee, the employer (e.g., Seller, the specific subsidiary of Seller or specific Conveyed Company), location of employment (city and country), country through which such employee’s payroll is run, status as active or inactive (including layoff status), whether such employee is a temporary employee, whether such employee is an expatriate, whether such employee is full time or part time, date of hire, length of service, pay scale group, career band, job title, group and function, business unit (i.e., telecom, enterprise or wireless), age and gender (the “Employee Census”). For the avoidance of doubt, the Employee Census shall be based on the Business and financial structure of the Business as of the date of the Employee Census.

Section 3.16 Taxes.

(a) Seller has paid or has caused to be paid, or will pay or will cause to be paid (including by Purchaser pursuant to Section 7.1), all material Taxes in respect of or in relation to the Purchased Assets or the operations of the Business that have become due and payable on or before the Closing Date, except Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established and Taxes assumed by Purchaser under this Agreement. None of the Conveyed Companies is currently the beneficiary of any extension of time within which to file any Income Tax Return or other material Tax Return, other than automatic extensions of time not requiring the consent of any Taxing Authority.

(b) Seller has timely filed or has caused to be filed, or will file or will cause to be filed, all material Tax Returns required to be filed on or before the Closing Date (taking into account applicable extensions) with respect to the Conveyed Companies. All such Tax Returns are complete, correct and accurate in all material respects, and Seller has paid or has caused to be paid all material Taxes of the Conveyed Companies (whether or not reflected on such Tax Returns) when due except for (i) Taxes not then due and payable, (ii) Taxes otherwise being contested in good faith through appropriate proceedings and for which adequate reserves have been established and (iii) Taxes assumed by Purchaser under this Agreement.

(c) There are no audits presently pending by any Taxing Authority with regard to any Taxes or Tax Returns of any Conveyed Company and neither Seller nor any Conveyed Company has received written notice as of the date hereof from any Taxing Authority that any such audit is planned or proposed.

(d) Each Conveyed Company has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, creditor, shareholder, Affiliate, customer, supplier or other third party. There are currently no material deficiencies for Taxes due from any Conveyed Company that have been claimed, proposed or assessed, in each case, in writing by any Taxing Authority for any taxable period for which the period of assessment remains open. None of the Conveyed Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency which waiver has not expired or been terminated. No closing agreements, private letter rulings, technical advice memorandum or similar agreements or rulings have been sought from, entered into or issued by any Taxing Authority directly related to any Conveyed Company within the previous six (6) years.

(e) No claim with respect to any Conveyed Company has been made in writing within the previous six (6) years by any Taxing Authority in a jurisdiction where such Conveyed Company does not file Tax Returns that such Conveyed Company is or may be subject to taxation (including under any double taxation arrangement) by such jurisdiction as resident for any Tax purpose, or as subject to Tax by virtue of having a permanent establishment or other place of business in such jurisdiction. None of the activities of any Conveyed Company organized outside the United States constitutes a permanent establishment in the United States for any Tax purpose.

(f) None of the Conveyed Companies (i) is or has been a member of an affiliated group filing a U.S. consolidated federal income Tax Return (other than a group the common parent of which was ADC Telecommunications, Inc. or TE Connectivity MOG Inc.) within the previous six (6) years or (ii) has any Liability for the Taxes of any Person (other than ADC Telecommunications, Inc., TE Connectivity MOG Inc., Seller, the Purchaser or a Conveyed Company) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, or (C) under any Tax Sharing Agreement.

(g) None of the Conveyed Companies has engaged in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) None of the Conveyed Companies has constituted a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as it relates to Section 355 of the Code) within the two (2) years prior to the date hereof.

(i) None of the Conveyed Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (iv) any installment sale or open transaction, (v) any prepaid amount received or paid, or (vi) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.

(j) None of the Conveyed Companies is or has been within the five (5) year period described in Section 897(c)(1) of the Code a “U.S. Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code. None of the Conveyed Companies has elected under Section 897(i) of the Code to be treated as a “domestic corporation.”

(k) Except for matters which the relevant Conveyed Company has adequate reserves on its financial statements in accordance with GAAP or has paid, within the last three (3) years, (i) no Taxing Authority has asserted a material assessment against any Conveyed Company with respect to compliance with transfer pricing rules, including the timely preparation and maintenance of any transfer pricing documentation required under Law, and (ii) Seller or the relevant Conveyed Company has timely responded to all requests from Taxing Authorities for transfer pricing documentation with respect to intangible transactions.

(l) None of the Conveyed Companies is or has ever been a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations promulgated thereunder. None of the Conveyed Companies is or has ever been a “controlled foreign corporation” within the meaning of Section 957 of the Code or the Treasury Regulations promulgated thereunder.

(m) Either no power of attorney or other written authorization is in effect that grants to any person the authority to represent the Conveyed Companies in connection with any Tax Contest, or any such power of attorney or written authorization that is in effect shall be revoked as of the Closing Date.

(n) There are no material Liens for Taxes upon the assets of any Conveyed Company or Purchased Assets other than Permitted Liens.

(o) No Conveyed Company is party to any Tax Sharing Agreement.

(p) No election has been made under Treasury Regulations Section 301.7701-3 for any of the Conveyed Companies to be classified other than under the default classification, except in those cases where Seller has provided to Purchaser true, correct and complete copies of the relevant election prior to the date hereof. All such elections made under Treasury Regulations Section 301.7701-3 for any of the Conveyed Companies are valid and currently in effect.

(q) For purposes of the election under Section 338(h)(10) of the Code, the Conveyed Entities listed on Schedule 7.14 of the Seller Disclosure Letter are members of the consolidated group of which TE Connectivity MOG Inc. is the common parent, and the election under Section 338(h)(10) of the Code is available with respect to each of such Conveyed Companies in connection with the Transactions.

(r) Other than as set forth in this Section 3.16, Seller does not make any representation or warranty with respect to Tax matters.

Section 3.17 Title to Tangible Assets; Sufficiency of Assets.

(a) The Asset Selling Entities and Conveyed Companies, together, own, or in the case of leased assets, have valid leasehold interests in all of the tangible personal property included in the Purchased Assets (including Purchased Assets specified in Section 2.2(s)) and good, valid and marketable title to, or a valid leasehold interest in, or a valid license to use, all of the tangible personal property included in the Purchased Assets (including Purchased Assets specified in Section 2.2(s) other than Purchased Assets constituting owned or leased real property), in each case free and clear of all Liens, other than Permitted Liens.

(b) The endorsements, assignments and other instruments to be executed and delivered by Seller and the Asset Selling Entities to Purchaser at the Closing will effectively vest in Purchaser ownership of all of the Purchased Assets to be transferred to Purchaser by Seller and the Asset Selling Entities pursuant to and as contemplated by this Agreement, free and clear of all Liens (except Permitted Liens and any Liens arising under the Assumed Debt).

(c) The Purchased Assets, the rights under the Transaction Documents and the assets of the Conveyed Companies as of immediately prior to the Closing will include all assets and rights necessary for Purchaser to operate and conduct the Business immediately following the Closing in all material respects as currently conducted, except as (i) set forth in Schedule 3.17 of the Seller Disclosure Letter, (ii) related to the Excluded Assets or the Excluded Services and (iii) related to the Intellectual Property (the sufficiency of which is addressed in Section 3.12). Nothing in this Section 3.17(c) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of working capital, including Cash and Cash Equivalents, of the Business as of the Closing or the availability of the same.

Section 3.18 Financial Statements; No Undisclosed Liabilities.

(a) Seller has delivered to Purchaser true, correct and complete copies of the audited combined balance sheets of the Business as of September 26, 2014 (the “Balance Sheet Date”), June 27, 2014 and September 27, 2013, and the related combined statements of income and cash flows for the nine (9) months ended June 27, 2014 and fiscal years ended September 26, 2014, September 27, 2013 and September 28, 2012, including any notes thereto, are set forth on Schedule 3.18(a)(i) of the Seller Disclosure Letter (collectively, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and the books and records of the Seller and its Affiliates and (ii) each fairly present, in all material respects and in conformity with GAAP applied on a consistent basis, the combined financial position, assets and liabilities of the Business as at the respective dates thereof and its combined results of operations, stockholder equity, revenues, expenses and cash flows for the respective periods then ended. Except as described in the Financial Statements or the notes thereto, the Financial Statements do not reflect the assets, liabilities or operations of any entity or business other than the Business. To the Knowledge of Seller, no products manufactured or contracted to be manufactured in the Business contain any “conflict minerals” originating from the Democratic Republic of Congo or an “adjoining country” (each as defined in Section 1502(e) of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

(b) There are no Assumed Liabilities or Liabilities of the Business (whether accrued, absolute, contingent, asserted, unasserted, known or unknown or otherwise), except (i) Liabilities that are not required to be set forth or reserved against on a consolidated balance sheet of the Business prepared in accordance with GAAP or the notes thereto (other than solely as a result of such Assumed Liabilities or Liabilities not being actually known to Seller as of the date of the relevant balance sheet), (ii) Liabilities disclosed in the Financial Statements or the notes thereto, (iii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date or that are included in Closing Working Capital, (iv) Liabilities which would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, (v) Liabilities incurred under this Agreement or the other Transaction Documents or disclosed on Schedule 3.18(b) of the Seller Disclosure Letter, (vi) the Retained Liabilities and (vii) Liabilities arising from performance obligations under any Contract, Real Property Lease or outstanding purchase order (but in each case, not including any Liability arising as a result of any material breach by Seller or its Affiliates of such Contract, Real Property Lease or purchase order or any Action with respect thereto).

Section 3.19 Brokers. Except for Centerview Partners LLC, Goldman, Sachs & Co. and Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Seller Entity or Conveyed Company. Seller is solely responsible for such fees and expenses of Centerview Partners LLC, Goldman, Sachs & Co. and Citigroup Global Markets Inc.

Section 3.20 Transactions with Affiliated Parties. Other than materials, products and services to be provided pursuant to the Transition Services Agreement or the Supply Agreement in which Seller is identified as the “Seller” after the Closing and except for the Excluded Services, the Business does not acquire any materials, products or services from Seller or its Affiliates necessary for or used in the conduct and operations of the Business other than materials, products or services that are generally obtainable, or for which comparable replacement products are generally obtainable, from a source or supplier other than Seller or an Affiliate of Seller on commercially reasonable terms within a commercially practicable timeframe or as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole. None of the Conveyed Companies is a party to any Contract, and none of the Asset Selling Entities nor any Conveyed Company is a party to any Assumed Contract, in each case, with Seller or any Affiliate of Seller other than a Conveyed Company, except as will be terminated prior to Closing or is otherwise terminable at will without any material Liability to any party thereto.

Section 3.21 Customers and Suppliers. Schedule 3.21 of the Seller Disclosure Letter sets forth the (a) top 20 customers and (b) top 20 suppliers of the Business (in each case determined on the basis of revenues from or payments to any such Person for the fiscal year ended September 26, 2014). With respect to each such Person, as of the date of this Agreement, such Person has not terminated or, to the Knowledge of Seller, threatened or stated an intention to terminate in writing.

Section 3.22 Insurance. Schedule 3.22(a) of the Seller Disclosure Letter sets forth a list, as of the date hereof, of all (a) insurance policies of Seller or its Affiliates covering or relating to the Business, the Purchased Assets, the Assumed Liabilities or the Conveyed Companies and (b) letters of credit in excess of $50,000 and surety bonds in excess of $50,000, primarily relating to the Business, the Purchased Assets, the Assumed Liabilities or the Conveyed Companies, each of which is in full force and effect. True, correct and complete copies of all such insurance policies that are material master insurance policies (the “Insurance Policies”), Letters of Credit in excess of $500,000 (the “Letters of Credit”) and Surety Bonds in excess of $500,000 (the “Surety Bonds”) have been made available to Purchaser. All premiums which are due and payable in respect of such Insurance Policies have been paid and, to the Knowledge of Seller, no act has been taken or omitted by the named insured in violation of the terms of any such Insurance Policy which would render such Insurance Policy void or voidable or which would entitle any insurer to avoid its obligations in respect of any claim arising under any such Insurance Policy. As of the date hereof, no notice of cancellation or termination has been received with respect to any such Insurance Policy. There are no pending claims in excess of $1,000,000 against such Insurance Policy by the Seller Entities or any Conveyed Company as to which the insurers have denied coverage or otherwise reserved rights and there exist no potential claims in excess of $1,000,000 that have not been timely reported to the related insurers within the time frame required by or under such insurance policies. Schedule 3.22(b) of the Seller Disclosure Letter lists all claims of the Business greater than $1,000,000 which are pending as of the date hereof. No amounts have been called under any of the Surety Bonds or Letters of Credit and, to the Knowledge of Seller, neither the Seller nor any of its Affiliates has received any notice of mandatory recommendation from any insurer or regulatory authority requiring the Conveyed Companies or, with respect to the Business or the Purchased Assets, the Asset Selling Entities to make risk improvements that would, individually or in the aggregate, be reasonably likely to give rise to material capital expenditures.

Section 3.23 Unlawful Payments. Except as set forth on Schedule 3.23 of the Seller Disclosure Letter, none of the Conveyed Companies, any of their respective officers or directors, or, (i) to the Knowledge of the Seller, any of their respective employees or (ii) to the Knowledge of the Seller, any of their respective agents, representatives, distributors, representatives, sales intermediaries or other third parties acting on behalf of the Conveyed Companies and, with respect to the Business or the Purchased Assets, none of Seller or its Affiliates, any of their respective officers or directors, or, (x) to the Knowledge of the Seller, any of their respective employees or (y) to the Knowledge of the Seller, any of their respective agents, representatives, distributors, representatives, sales intermediaries or other third parties acting on behalf of Seller or any of its Affiliates, in any way relating to the Business, the Conveyed Companies or the Purchased Assets has, in the past three years, violated any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78 dd-1 et seq.) and the UK Bribery Act 2010, or made, directly or indirectly, any illegal bribe or kickback, illegal political contribution or any illegal payment or offer of payment or thing of value from corporate funds to government officials or candidates for government office in their official capacities for the purpose of (a) improperly influencing their official action or the action of the government they represent, (b) obtaining an improper advantage or unfair concession in securing business or licenses, or (c) improperly obtaining or retaining business.

Section 3.24 Product Liability; Recalls. Except where the failure to comply therewith would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Conveyed Companies and the Purchased Assets, taken as a whole, there is no, nor, to the Knowledge of Seller, is there currently under consideration by the Business, any (a) product recall or (b) safety alert or notifications of defect relating to an alleged lack of safety or regulatory compliance.

Section 3.25 Government Contracts. Except as set forth on Schedule 3.25 of the Seller Disclosure Letter, to the extent related to the Business or a Conveyed Company: (a) neither Seller nor its Affiliates, nor, to the Knowledge of Seller, any current employees, officers, directors, consultants or agents of Seller or any of its Affiliates, has been excluded from participation in contracting with any public or quasi-public government agency, including debarment or suspension, nor has Seller or its Affiliates, nor, to the Knowledge of Seller, have any current employees, officers, directors, consultants or agents of Seller or any of its Affiliates been threatened with exclusion from participation in contracting with any public or quasi-public government agency, including threatened debarment or suspension; (b) neither Seller nor any of its Affiliates is the subject of a finding of nonresponsibility or ineligibility by any Governmental Authority; and (c) to the Knowledge of Seller, as of the date hereof, there is no pending or threatened audit or investigation of Seller or any of its Affiliates by a Governmental Authority that has resulted or would reasonably be expected to result in a material adverse finding, with respect to any alleged irregularity, misstatement or omission arising under or relating to any material Government Contract included in the Purchased Assets.

Section 3.26 Exclusivity of Representations. The representations and warranties made by Seller in this Article III are the exclusive representations and warranties made by Seller with respect to the Conveyed Companies, the Asset Selling Entities, the Business, the Purchased Assets and the Assumed Liabilities. Seller hereby disclaims any other express or implied representations or warranties with respect to the Conveyed Companies, the

Asset Selling Entities, any of their respective Affiliates, the Business, the Purchased Assets and the Assumed Liabilities. Except as set forth expressly in this Agreement, the condition of the Business, the Purchased Assets and the Assumed Liabilities shall be “as is,” “where is” and “with all faults.” It is understood and agreed that any Due Diligence Materials made available to Purchaser or its Affiliates or their respective representatives, do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Seller or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the letter (the “Purchaser Disclosure Letter”) delivered by Purchaser to Seller concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Purchaser Disclosure Letter will be deemed to be disclosed on any other Schedule of the Purchaser Disclosure Letter to the extent its relevance is reasonably apparent on its face), each of Purchaser and, solely with respect to itself, Holdings, hereby represents and warrants to Seller as follows:

Section 4.1 Organization and Qualification. Holdings, Purchaser and each of Purchaser’s Permitted Designees are duly organized, validly existing and in good standing (or local legal equivalent, if any) under the Laws of the jurisdictions in which they are organized, and are duly qualified and in good standing (or local legal equivalent, if any) under the laws of each jurisdiction where such qualification is required, except, in each case, where the lack of such qualification or standing would not reasonably be expected to prevent or materially delay the performance by Holdings, Purchaser or Purchaser’s Permitted Designees of their obligations under this Agreement or the consummation of transactions contemplated hereby. Holdings, Purchaser and each of Purchaser’s Permitted Designees have full corporate, company or partnership power and authority to enable it to own, lease and operate its properties and to carry on its business as presently conducted, except as would not reasonably be expected to prevent or materially delay the performance by Holdings, Purchaser or Purchaser’s Permitted Designees of their obligations under this Agreement or the consummation of transactions contemplated hereby.

Section 4.2 Corporate Authority.

(a) Each of Holdings and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party, and to perform its obligations hereunder and thereunder. Prior to Closing, each Permitted Designee shall have all requisite corporate or other power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder. The execution and delivery by Holdings, Purchaser and each Permitted Designee party to this Agreement and each other Transaction Document to be executed and delivered by Purchaser or such Permitted Designee, and the performance by Holdings, Purchaser and such Permitted Designees of their respective obligations hereunder and thereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate action on the part of Holdings, Purchaser and each of Purchaser’s Permitted Designees. No other corporate or other proceedings on the part of Holdings or Purchaser is necessary to authorize this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby and thereby and all other corporate or other proceedings on the part of the Permitted Designees necessary to authorize this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby and thereby shall have occurred prior to Closing.

(b) This Agreement and each other Transaction Document to be executed by Holdings, Purchaser or the Permitted Designees, when executed and delivered by Holdings, Purchaser or such Permitted Designee, assuming due execution and delivery hereof by the other parties thereto, constitutes the legal, valid and binding obligations of Holdings, Purchaser and such Permitted Designee party thereto, enforceable against Holdings, Purchaser and such Permitted Designee in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 4.3 Governmental Authorization. Assuming receipt of the consents referred to in Schedule 3.4 of the Seller Disclosure Letter and except as required solely by reason of the identity and other facts or matters relating to Seller, the execution, delivery and performance of this Agreement and the other Transaction Documents by Purchaser or the Permitted Designees, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than those set forth on Schedule 4.3 of the Purchaser Disclosure Letter and such other action or filing as to which the failure to make or obtain would not reasonably be expected to prevent or materially delay the performance by Purchaser or its Permitted Designees of their obligations under this Agreement or the consummation of transactions contemplated hereby.

Section 4.4 Non-Contravention. The execution, delivery and performance by Holdings, Purchaser or its Permitted Designees of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, do not and will not (with or without notice or lapse of time or both): (a) violate, conflict with, or result in any breach of any provision of the Constituent Documents of Holdings, Purchaser or such Permitted Designee; (b) conflict with, result in a breach of, constitute a default under, require any waiver, approval or consent under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Holdings, Purchaser or such Permitted Designee under, or to a loss of any benefit of Holdings, Purchaser or such Permitted Designee to which Holdings, Purchaser or such Permitted Designee is entitled under, any material Contract to which Holdings, Purchaser or such Permitted Designee is a party or by which any of its assets are bound, lease of material real estate or material license of Intellectual Property to which Purchaser and any of its Affiliates is a party or is subject or (c) assuming all actions by or in respect of, or filing with, any Governmental Authority set forth on Schedule 4.3 of the Purchaser Disclosure Letter have been made or obtained, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Holdings, Purchaser or its Permitted Designees is subject; except with respect to clauses (b) and (c), for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as would not reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Holdings, Purchaser and its Permitted Designees to consummate the transactions contemplated by this Agreement.

Section 4.5 Financial Capability

(a) On the Closing Date, assuming satisfaction of the conditions set forth in Section 6.1 and Section 6.2 and the funding of the Debt Financing in accordance with the terms and conditions of the Financing Commitments on the Closing Date, Purchaser will have sufficient funds to pay the Estimated Aggregate Purchase Price and to otherwise consummate the transactions contemplated under this Agreement at the Closing and to pay all related fees and expenses payable by Purchaser in connection with the transactions contemplated under this Agreement at or in connection with the Closing.

(b) Purchaser has received a duly executed commitment letter, dated as of January 27, 2015 (collectively with the Redacted Fee Letter, the “Financing Commitments”), from (i) JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities LLC (“JPMorgan”), (ii) Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith (“MLPF&S”), (iii) Deutsche Bank AG New York Branch (“DBNY”), Deutsche Bank Cayman Island Branch (“DBCI”) and Deutsche Bank Securities Inc. (“DBSI”) and (iv) Wells Fargo Bank, National Association (“Wells Fargo Bank”) and Wells Fargo Securities, LLC (“Wells Fargo Securities” and, together with JPMCB, JPMorgan, Bank of America, MLPF&S, DBNY, DBCI, DBSI and Wells Fargo Bank, together with any other entities that have, directly or indirectly, committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, each a “Financing Source,” and, collectively, the “Financing Sources”), a copy of which is attached hereto as Exhibit F, pursuant to which the Financing Sources have committed on a several but not joint basis, on the terms and conditions set forth therein, to provide to Purchaser with debt financing up to an aggregate amount set forth therein (the “Debt Financing”). The copies of the Financing Commitments attached hereto as Exhibit F are true, accurate and complete copies of the Financing Commitments as in effect on the date of this Agreement (other than with respect to the redacted portions of the Redacted Fee Letter). As of the date hereof, none of the Financing Commitments has been amended, modified, terminated or withdrawn (and, to the Knowledge of Purchaser, no such amendment, modification, termination or withdrawal is contemplated). Each Financing Commitment is in full force and effect and, to the Knowledge of Purchaser, constitutes the legal, valid and binding obligations of the parties thereto, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity. Other than as expressly set forth in the Financing Commitments, there are no other agreements, side letters or arrangements relating to the Financing Commitment that could adversely affect the availability of the funding in full of the Debt Financing contemplated by the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the Knowledge of Purchaser, any of its Affiliates under the Financing Commitments. Purchaser has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or prior to the date hereof. The Debt Financing is subject to no conditions precedent other than those set forth in the Financing Commitments. Assuming the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 are satisfied at Closing and assuming compliance in all material respects by the Seller of its obligations under this Agreement, Purchaser has no reason to believe that (x) Purchaser will be unable to satisfy on a timely basis (taking into account the Marketing Period) any term or condition of Closing that is required to be satisfied by it as a condition of Debt Financing being made available to Purchaser under the Financing Commitments or (y) that the Debt Financing will not be made available to Purchaser on the Closing Date.

Section 4.6 Securities Act. Purchaser and its Permitted Designees are acquiring the Equity Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Purchaser acknowledges that the Equity Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws. Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment.

Section 4.7 Investigation by Purchaser; Seller’s Liability. Purchaser has conducted its own independent investigation, verification, review and analysis of the operations, assets, liabilities, results of operations, financial condition, technology and the probable success or profitability of the ownership, use or operation of the Business, the Conveyed Companies and the Purchased Assets by Purchaser after the Closing, which investigation, review and analysis was conducted by Purchaser and, to the extent Purchaser deemed appropriate, by its Affiliates and Purchaser Representatives. Purchaser has selected and been represented by, and/or consulted with, such expert advisors as it has deemed appropriate in connection with the negotiation of this Agreement and its determination to enter into and consummate the transactions contemplated hereby. Purchaser acknowledges that, to the Knowledge of Purchaser, Purchaser, its Affiliates and the Purchaser Representatives have been provided adequate access to the personnel, properties, premises and records of the Business, the Conveyed Companies and the Purchased Assets for such purpose. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or the Seller Entities and Conveyed Companies or any of Seller’s or its Affiliates’ Representatives (except the specific representations and warranties of Seller set forth in Article III), and it acknowledges and agrees that it is otherwise acquiring the Business, the Purchased Assets and the Assumed Liabilities on an “as is, where is” and “with all faults” basis. Purchaser acknowledges and agrees that:

(a) other than specific representations and warranties of Seller set forth in Article III, none of Seller, the Seller Entities and Conveyed Companies or any of their respective Affiliates, or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information set forth in management presentations relating to the Business made available to Purchaser, its Affiliates or the Purchaser Representatives, in materials made available in any “data room” (virtual or otherwise), including any replacement cost estimates for services that are currently provided or made available by Seller or its Affiliates to the Business that will cease to be provided effective as of the Closing Date, and any other cost estimates delivered or made available, synergies from the transaction, financial projections or other projections, in presentations by the management of the Business, in “break-out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or the Purchaser Representatives, whether orally or in writing, in materials prepared by or on behalf of Seller, or in any other form (such information, collectively, “Due Diligence Materials”); and

(b) absent fraud, neither Seller, any Seller Entity nor any of their respective Affiliates or Representatives shall have any Liability or responsibility whatsoever to Purchaser, its Affiliates, or the Purchaser Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any Due Diligence Materials delivered or made available to Purchaser, its Affiliates, or the Purchaser Representatives, except that the foregoing limitations of paragraph (a) and the limitations of this paragraph (b) shall not apply insofar as Seller makes the specific representations and warranties set forth in Article III.

Section 4.8 No Litigation. There is no Action, Order outstanding, suit, litigation, legal proceeding or arbitration pending or, to the Knowledge of Purchaser, threatened in writing, against Purchaser or any of its Affiliates by or before any Governmental Authority or arbitrator which would, if adversely determined, reasonably be expected to prevent or materially delay the performance by Purchaser or its Permitted Designees of their obligations under this Agreement or the consummation of transactions contemplated hereby.

Section 4.9 Brokers. Except for Allen & Company LLC and J.P. Morgan Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser. Purchaser is solely responsible for such fees and expenses of Allen & Company LLC and J.P. Morgan Securities LLC.

Section 4.10 Exclusivity of Representations. The representations and warranties made by Purchaser in this Article IV are the exclusive representations and warranties made by Purchaser with respect to Purchaser, its Affiliates, its or their business or any other matter in connection with transactions contemplated hereby. Purchaser hereby disclaims any other express or implied representations or warranties with respect to Purchaser, its Affiliates, its or their business or any other matter in connection with transactions contemplated hereby. It is understood and agreed that any due diligence materials delivered or made available to Seller or its Affiliates or their respective Representatives respecting Purchaser, its Affiliates, their business or otherwise, do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Purchaser or any of its Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Information and Documents.

(a) From and after the date hereof and prior to the Closing, subject to applicable Law and any applicable Order, upon reasonable advance notice to Seller, Seller shall permit Purchaser and its Representatives to have supervised, reasonable access, during regular normal business hours, to the Business Employees and Shared Service Employees and other employees knowledgeable about the Business or the Conveyed Companies, and to the assets, books and records of the Seller Entities and the Conveyed Companies relating to the Business (other than the Excluded Assets and the books and records related thereto) and the Conveyed Companies, and shall make available to Purchaser such financial and operating data and other available information with respect to the Business or the Conveyed Companies as Purchaser shall from time to time reasonably request (to the extent such data or information is available under normal operating procedures); provided, however, that no such access shall unreasonably interfere with the operation of the businesses of Seller or any of its Affiliates, including the Business; and provided, further, that neither Seller nor its Affiliates shall be required to take any action which would reasonably be likely to constitute a waiver of attorney-client or work product privileges; provided, further, that if the disclosure or access under this Section 5.1 is restricted by Law, Order or potential waiver of attorney-client or work product privileges, Seller shall inform Purchaser as to the general nature of what is being withheld as a result of the foregoing and shall use its commercially reasonable efforts to disclose such information in a way that would not waive such privilege or contravene any applicable Law or Order.

(b) All information received by Purchaser and given by or on behalf of the Seller Entities and the Conveyed Companies in connection with this Agreement and the transactions contemplated hereby will be held by Purchaser and its Affiliates and Representatives as “Evaluation Material,” as defined in, and pursuant to the terms of, and subject to the exceptions to such term set forth in, the Confidentiality Agreement. The execution of this Agreement shall constitute written consent by Seller pursuant to the Confidentiality Agreement and the CT Confidentiality Agreement to all actions by the Purchaser Related Parties expressly permitted or expressly required by this Agreement that would otherwise be restricted under the Confidentiality Agreement and the CT Confidentiality Agreement.

(c) It is expressly understood and agreed that, without the prior written consent of Seller, which consent may be granted or withheld in Seller’s sole and absolute discretion, nothing in this Agreement shall be construed to grant Purchaser the right to perform any Phase I, Phase II or other environmental testing on any of the properties of the Asset Selling Entities or the Conveyed Companies.

(d) Seller shall, to the extent permitted by applicable Law, within thirty (30) days of the date hereof, provide to Purchaser a listing of, and true, correct and complete copies of, the Contracts of the type described in Section 3.11(a)(xv) and Section 3.11(a)(xvi), assuming each of the dollar amounts in such provisions were $2,000,000 instead of $6,000,000, and $5,000,000 instead of $16,000,000, as applicable.

Section 5.2 Conduct of Business.

(a) From and after the date hereof to the earlier of (x) the termination of this Agreement and (y) the Closing, except (A) as otherwise expressly contemplated, permitted or required by this Agreement, (B) actions required to effect the Restructuring as contemplated by Section 5.20 and Schedule C, (C) as Purchaser shall otherwise consent in writing (for purposes of this Section 5.2(a), such consent may be given by e-mail and shall be effective upon receipt by Seller), which consent shall not be unreasonably withheld, delayed or conditioned, (D) actions required to effect the removal of any Excluded Assets from any Conveyed Companies in accordance with the Restructuring and Schedule C (as the same may be modified or amended pursuant to Section 5.20), and (E) as set forth in Schedule 5.2(a) of the Seller Disclosure Letter, Seller covenants and agrees that it shall, and shall cause each Seller Entity, in each case with respect to the Business or the Purchased Assets, and each Conveyed Company to:

(i) conduct the Business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (a) preserve substantially intact the Business and material relationships with customers, vendors, suppliers and other material business partners, (b) keep available the services of those of its present officers and employees who are important to the operation of the Business as presently conducted, (c) maintain and keep the material properties and assets of, or used by, the Business in good repair and condition or in effect (as applicable) and (d) perform its obligations in all material respects under material Contracts relating to or affecting the Purchased Assets or the Business;

(ii) not sell, lease, license (or otherwise grant any rights to), transfer (including transfer out of the management and control of the Business), abandon or otherwise dispose of or allow to lapse any material assets, Permits, Intellectual Property of the type described in Section 2.2(f) as of the date hereof (including Intellectual Property set forth on Schedule 2.2(f)-2), Intellectual Property owned by the Conveyed Companies or Intellectual Property owned by Seller as of the date hereof which would be subject to the Intellectual Property Agreement if entered into as of the date hereof, except (A) in the ordinary course of the Business consistent with past practice (and which, in the case of Intellectual Property of the type described in Section 2.2(f) as of the date hereof, involves only non-exclusive licenses or involves the abandonment, expiration or lapse of Intellectual Property registrations and applications in the ordinary course of business consistent with past practice), (B) sales, or transfers, to another Conveyed Company or Asset Selling Entity (but, in the case of a sale or transfer from a Conveyed Company to an Asset Selling Entity, only to the extent permitted by Note 2 in Schedule C) or (C) with respect to Intellectual Property that is not Intellectual Property described in Section 2.2(f) as of the date hereof and which would be subject to the Intellectual Property Agreement if entered into as of the date hereof, as would not breach or violate the terms of the Intellectual Property Agreement (including Section 6.2 – Assignment of Licensed IP) if such agreement were in effect as of the date of such transaction and provided that Purchaser still receives a license thereto as if such Intellectual Property had been owned by Seller as of the Closing;

(iii) other than as required by applicable Law or the terms of any Contract or Business Benefit Plan as in effect on the date hereof, not (A) increase or enhance the compensation (including with respect to cash or equity incentives) or benefits of the Business Employees or OUS Conveyed Company SSEs other than annual length-of-service raises for employees in the ordinary course of the Business consistent with past practice (and for employees in each applicable jurisdiction in amounts not greater than the salary and wage increases provided for Seller’s other similarly situated employees in such jurisdiction), (B) other than annual length-of-service grants or enhancements made in the ordinary course of the Business consistent with past practice (and for employees in each applicable jurisdiction in amounts not greater than the grants or enhancements provided for Seller’s other similarly situated employees in such jurisdiction), grant or enhance any retention, severance or termination pay of any Business Employee or OUS Conveyed Company SSE (including by means of changing the position or job grade of such individual, or newly employing any such individual, in a manner that would make such individual newly eligible to participate in any Benefit Plan providing such a payment), (C) hire any individual to be employed by a Conveyed Company or be a Business Employee or OUS Conveyed Company SSE (other than to fill vacancies arising due to terminations of employment) with an annual base salary in excess of $125,000 or (D) assume, adopt, terminate, or materially amend (x) any Assumed Plan, Conveyed Company Benefit Plan (including by transfer of any Benefit Plan from any Affiliate of Seller to a Conveyed Company) or (y) any Business Benefit Plan other than an Assumed Plan or Conveyed Company Benefit Plan in any manner that would affect any benefits due to a Transferred Employee unless such amendment applies uniformly to Business Employees, OUS Conveyed Company SSEs and other similarly situated employees of Seller and its Affiliates;

(iv) except as required by applicable Law, not transfer or make provision for the transfer of employment of (A) any employee into the Business who, prior to such action, does not satisfy the criteria for being a Business Employee or otherwise provide for such employee to become a Business Employee, except in order to fill a vacant position in the ordinary course of business consistent with past practice, (B) any employee out of the Business who, prior to such action, satisfies the criteria for being a Business Employee or otherwise provide for such employee to cease to be a Business Employee, except in the ordinary course of business consistent with past practice and for terminations for cause or (C) any employee who is prior to such action a Non-OUS Conveyed Company SSE in manner that such employee would become an OUS Conveyed Company SSE;

(v) except as required by applicable Law, any Business Benefit Plan or any applicable collective bargaining agreement, or as permitted by an exception to Section 5.2(a)(iii) or Section 5.2(a)(iv), not take any action that would cause any Liability relating to a Business Benefit Plan that would not otherwise transfer automatically to Purchaser or its Affiliates under applicable Law to transfer automatically to Purchaser or its Affiliates under applicable Law;

(vi) except as required by applicable Law, not enter into or amend in any material respect any collective bargaining, works council, labor, trade union or similar agreements with any employee representative group applicable to any Business Employee or OUS Conveyed Company SSE;

(vii) not change, amend or restate the Constituent Documents of any Conveyed Company or change any Conveyed Company’s authorized capital stock or other equity interests or securities;

(viii) not (x) authorize for issuance, issue, sell, transfer or deliver or agree or commit to issue, sell, transfer or deliver (A) any capital stock of, or other equity (including for all purposes of this Section 5.2(a)(viii) any phantom stock, stock appreciation rights or other similar rights) or voting interest in any Conveyed Company or (B) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire either (1) any capital stock of, or other equity or voting interest in, any Conveyed Company or (2) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire, or share in the profits or distributions of, any shares of the capital stock of, or other equity or voting interest in, any Conveyed Company or (y) allow any Lien to be placed upon the Equity Interests;

(ix) not write-off as uncollectible any notes or accounts receivable of the Business, except write-offs in the ordinary course of the Business consistent with past practice and any write-off of such notes and accounts receivable that are fully reserved for in a manner consistent with the Specified Accounting Principles;

(x) not (A) incur any Indebtedness, other than short-term Indebtedness (i) less than $2,500,000 in the aggregate, (ii) in respect of ordinary interest accrual in the ordinary course of business under existing credit facilities or (iii) in respect of draws or claims under letters of credit, performance or surety bonds, bankers’ acceptances and similar facilities (but, in each case of this clause (iii), only to the extent promptly (and, in any event prior to the Closing, repaid), (B) make any loans or advances to any other Person, other than routine advances of business expenses to employees in the ordinary course of the Business consistent with past practice or (C) allow to be created any Lien upon any of the Purchased Assets or assets of a Conveyed Company, other than Permitted Liens;

(xi) other than as required by Law, not (A) make or change any Tax election not required by Law that would have a continuing effect on the Conveyed Companies following the Closing Date, (B) settle or compromise any Tax Liability for which Purchaser or its Affiliates is responsible under Article VII or which would increase the Taxes of Purchaser or its Affiliates, (C) file any amended Tax Return or agree to extend the limitation period applicable to any Tax Liability (other than as a result of any extension of time permitted by applicable Law for filing any Tax Return), (D) enter into or amend any Tax Sharing Agreement, (E) initiate any voluntary disclosure to any Taxing Authority, or (F) take any other similar action relating to Taxes, in each case (A)-(F), if the action would materially increase any Tax Liability of Purchaser and its Affiliates;

(xii) except as is required by applicable Law or by GAAP or other applicable accounting practices or reporting requirements recommended by independent auditors and consistent with changes made by Seller in respect of its businesses other than the Business, not make any material change in the Business’ methods, principles and practices of accounting;

(xiii) not fail to repay any material obligation when due, delay the payment of accounts payables or accelerate the collection of accounts receivables other than in the ordinary course of business consistent with past practice;

(xiv) not (A) declare or set aside any dividend or distribution in respect of capital stock or other equity interest of any Conveyed Company (unless such amounts are paid in full in cash prior to Closing), (B) split, combine or reclassify any capital stock or other equity interest of any Conveyed Company or (C) redeem, purchase or otherwise acquire any outstanding shares of any capital stock or other equity interest of any Conveyed Company;

(xv) not issue, sell, grant or commit to issue, sell or grant any interest, equity or other security that will be an Unvested Grant, other than equity or equity-based award grants in the ordinary course of business consistent with past practice to any employee who replaces a Business Employee and, in each case, consistent with similar situated employees hired at the same band level; provided, that, the aggregate grant date value of all such grants shall be no more than $2,000,000 (determined based on Intrinsic Value for all awards other than options, which shall be determined in accordance with the Black–Scholes methodology for option valuation);

(xvi) settle the Juárez Dispute in any manner that would reasonably be expected to be materially adverse to, or impose material hardship or material future restrictions or requirements on, the Business or the operation thereof following the Closing or, other than in the ordinary course of business consistent with past practice, not (A) waive, release or assign any material rights or claims, or settle or compromise any material Action (other than settlements or compromises of any Action that is a Retained Liability), unless (x) the amount paid in settlement or compromise does not (i) exceed $1,000,000 individually or (ii) impose future restrictions or requirements on the Business or any Conveyed Company or any of their respective assets or properties and (y) are Retained Liabilities or are paid or otherwise satisfied in full prior to the Closing, (B) enter into any consent decree or settlement agreement with any Governmental Authority or (C) cancel any third party Indebtedness owed to a Conveyed Company;

(xvii) not (A) commit to make any material capital expenditures other than (x) in the ordinary course of business consistent with past practice and reasonably necessary or advisable for the continued operation of the Business or (y) contemplated in the Business’s current capital budget made available to Purchaser prior to the date hereof or (B) delay or fail to make capital expenditures in an aggregate amount of 90% of the amount contemplated in the Business’s current capital budget made available to Purchaser prior to the date hereof (other than as a result of a customer cancellation or material reduction in forecast, or request from a customer to change the scope of a project);

(xviii) not acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or material portion of the assets of, any business or Person or division thereof;

(xix) not adopt a plan or agreement of, or resolutions providing for or authorizing, a complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization involving a Conveyed Company;

(xx) not enter into any Contract of the type that would, if existing on the date hereof, would be a breach of the last sentence of Section 3.20;

(xxi) not amend, permit to lapse or fail to continue in full force and effect without material modification any existing master policies or binders of insurance in a manner disproportionately adverse to the Business in any material respect or assets of the type that would be Purchased Assets as compared to Seller’s other businesses or assets;

(xxii) except (A) in the ordinary course of business consistent with past practice (including extensions at the end of a term in the ordinary course), (B) as expressly permitted in this Section 5.2(a) or (C) with respect to any Commingled Contract that is not primarily related to the Business, not (i) enter into any Contract that if in effect on the date hereof would be a Material Contract, (ii) amend in any material respect, renew or waive any material provision of any existing Material Contract (other than automatic renewals in accordance with the terms of such Material Contract) or (iii) rescind or terminate any existing Material Contract other than any Material Contract pursuant to Section 3.11(a)(ii) (provided that expirations of such Material Contracts in accordance with their terms shall not be deemed a termination);

(xxiii) not (A) purchase, acquire, transfer, convey, sell or dispose of any real property or (B) except in the ordinary course of business, including extensions of Real Property Leases at the end of the term in the ordinary course of business, (i) enter into any Contract for the lease of real property, (ii) amend in any material respect, renew or waive any material provision of any Real Property Lease (other than automatic renewals in accordance with the terms of such Real Property Lease) or (iii) rescind, allow to expire or terminate any Real Property Lease; provided, that, the foregoing shall not prevent Seller from (x) transferring any properties not primarily related to the Business but which are owned by, or leased or licensed to, a Conveyed Company (other than any properties listed on Schedule 2.2(a)(i) of the Seller Disclosure Letter, Schedule 2.2(a)(ii) of the Seller Disclosure Letter, Schedule 3.13(a) of the Seller Disclosure Letter or Schedule 3.13(b) of the Seller Disclosure Letter), including the properties set forth on Schedule 5.2(a)(xxiii) Part I of the Seller Disclosure Letter (the “Transfer Back Properties”) from any Conveyed Company to the Seller or an Affiliate of the Seller that is not one of the Conveyed Companies, provided that no such actions shall result in (or increase) any Assumed Liabilities or Liabilities of any Conveyed Company which are not paid in full by Seller prior to Closing, (y) transferring the properties set forth on Schedule 5.2(a)(xxiii) Part II of the Seller Disclosure Letter (the “Transfer To Properties”) to a Conveyed Company, provided that no such actions pursuant to clauses (x) or (y) shall result in (or increase) any Assumed Liabilities or Liabilities of any Conveyed Company which are not paid in full by Seller prior to Closing other than liabilities arising under the terms of the Real Property Leases relating to such Transfer To Properties or (z) renewing or extending the Real Property Leases set forth in Schedule 5.2(a)(xxiii) Part III of the Seller Disclosure Letter (the “In Process Properties”) in the ordinary course of business on terms consistent with past practice, provided that no such actions shall result in (or increase) any Assumed Liabilities or Liabilities of any Conveyed Company which are not paid in full by the Seller prior to Closing other than those liabilities arising under the terms of the Real Property Leases relating to such In Process Properties;

(xxiv) use reasonable best efforts to make all payments and take all actions to satisfy and complete the restructuring activities related to the reduction in force of employees of the Kessel-lo facility described on Schedule 2.4(l)(i) of the Seller Disclosure Letter and the integration of the Enterprise and Telecom businesses described on Schedule 2.4(l)(ii) of the Seller Disclosure Letter, in each case, as and when due and otherwise pursuant to the schedule set forth on Schedule 5.2(a)(xxiv) of the Seller Disclosure Letter; and

(xxv) not enter into any Contract or letter of intent (whether or not binding) or other commitment, whether or not in writing, to do any of the foregoing.

(b) Notwithstanding anything contained in this Agreement to the contrary, Seller, the Seller Entities and the Conveyed Companies shall, subject to compliance with applicable Law (including Statutory Minimums) and Section 5.20, be permitted to (i) maintain through the Closing Date the cash management system of the Business and the cash management procedures as currently conducted by Seller, the Seller Entities and the Conveyed Companies, (ii) withdraw all Cash and Cash Equivalents from each Conveyed Company and each Asset Selling Entity immediately prior to the Closing (it being understood that nothing in this Agreement shall require Seller to ensure or otherwise convey to Purchaser any Closing Cash) and (iii) settle any intercompany accounts in any manner Seller deems appropriate; provided, that, (x) Seller and its Affiliates shall indemnify and hold harmless the Purchaser Indemnitees for any Losses suffered or incurred by them as a result of any such settlement of any intercompany account by means other than paying in full such intercompany account in cash and (y) in no event shall the foregoing (i) - (iii) be deemed to permit any intercompany loan or advance or other transactions that survives the Closing. Notwithstanding anything contained in this Agreement to the contrary, the Asset Selling Entities and the Conveyed Companies shall be permitted to borrow funds from Seller or its Affiliates as is necessary to operate the Business in the ordinary course provided that all such borrowings are in the ordinary course consistent with past practice and repaid prior to or at the Closing. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, rights to control or direct the operations of the Business, the Purchased Assets or the Conveyed Companies prior to the Closing Date. During the period from the date of this Agreement until the earlier of (x) the date this Agreement is terminated in accordance with its terms and (y) the Closing, except as otherwise permitted or contemplated by this Agreement, neither Purchaser nor Seller shall knowingly take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding (or that would reasonably be expected to prevent, materially delay or materially impede) the consummation of the transactions contemplated by this Agreement, permit or cause any of its Subsidiaries or Affiliates to do any of the foregoing or agree or commit to do any of the foregoing, or agree in writing or otherwise to take any of the foregoing actions.

Section 5.3 Efforts to Close; Related Matters. Except as otherwise set forth in Section 5.4, subject to the terms and conditions set forth herein, and to applicable Law, each Party agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary, and assist and cooperate with the other Party in doing, all things necessary, proper or advisable, to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including (i) the satisfaction of the respective conditions set forth in Article VI; (ii) the obtaining of all necessary consents, approvals or waivers from Governmental Authorities required to be obtained by Seller or Purchaser, or their respective Affiliates, in connection with the transactions contemplated by this Agreement (other than with respect to Antitrust Laws, which are the subject of Section 5.4); (iii) defending any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (other than with respect to Antitrust Laws, which are the subject of Section 5.4); (iv) engaging with the trustees or other representatives of any Business Benefit Plan or any employee representative body in relation to the transactions contemplated by this Agreement and their consequences; (v) the execution and delivery of such instruments, and the taking of such other actions, as the other Party hereto may reasonably require in order to carry out the intent of this Agreement, (vi) in the case of Seller, (a) transferring (or satisfying in full) any Retained Liabilities (or any Liabilities of the type described in the definition of Retained Liabilities) and (b) transferring any employees (including Shared Service Employees) that are not Business Employees, in each of the foregoing cases (a) and (b), from the Conveyed Companies to Seller or one of its Affiliates (other than a Conveyed Company) such that the Conveyed Companies are transferred to Purchaser at Closing without any such Retained Liabilities (or any Liabilities of the type described in the definition of Retained Liabilities) or employees that are not Business Employees, in each of the foregoing cases to the extent commercially practicable and permitted by Law and (vii) in the case of Seller, cooperate with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement pursuant to the Material Contracts or as otherwise required for Seller to provide or cause to be provided the Services (as such term is defined in the Transition Services Agreement). Seller shall be responsible for any Taxes resulting from the transfers contemplated by Section 5.3(vi). Nothing in this Section 5.3 shall permit Seller to, or to cause its Affiliates to, without Purchaser’s prior written consent, commit to any divestiture transaction, or otherwise take or commit to take any action that limits Purchaser’s freedom of action with respect to, or Purchaser’s ability to retain any of the businesses, product lines or assets of, the Business contemplated to be acquired by Purchaser pursuant to this Agreement. Notwithstanding anything to the contrary herein, except as expressly set forth in Section 5.4, Purchaser and its Affiliates shall not be required to commit to any divestiture transaction, or otherwise take or commit to take any action that limits Purchaser’s freedom of action with respect to, or Purchaser’s ability to retain any of the businesses, product lines or assets of, the Business contemplated to be acquired by Purchaser pursuant to this Agreement.

Section 5.4 Antitrust Laws.

(a) Notwithstanding anything to the contrary herein, Purchaser shall in connection with this Agreement and the transactions contemplated hereby: (i) as promptly as practicable, take all actions necessary to file or cause to be filed the filings required of it or any of its Affiliates under any applicable Antitrust Laws; (ii) use its reasonable best efforts to take all actions necessary to obtain the required consents from Antitrust Authorities, including antitrust clearance under the HSR Act and under any other applicable Antitrust Law, as promptly as practicable, and in any event prior to the End Date; (iii) at the earliest practicable date comply with (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority; and (iv) consult and cooperate with Seller, and consider in good faith the views of Seller, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other written communications made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws. Seller shall (x) as promptly as practicable take all actions necessary to file or cause to be filed the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby; and (y) consult and cooperate with Purchaser, and consider in good faith the views of Purchaser, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other written communications made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws; and (z) at the earliest practicable and advisable date comply with (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority. Each of the Parties will promptly notify the other Party of any written communication made to or received by such Party from any Antitrust Authority regarding any of the transactions contemplated hereby. Neither Party will participate in any substantive meeting or discussion with any such Antitrust Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Antitrust Authority, gives the other Party the opportunity to attend, and each Party will furnish the other Party, through its counsel, with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand and any such Antitrust Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby, other than the portions of such correspondence, filings and written communications that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement.

(b) Purchaser shall be responsible for the payment of all filing fees under any Antitrust Laws.

(c) Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. In connection with and without limiting Section 5.4(a), Purchaser shall, and shall cause its Affiliates to, (i) use its reasonable efforts to defend through litigation on the merits any Action asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) under any Antitrust Law that would prevent the consummation of the Closing and (ii) not extend any waiting period with any Antitrust Authority with respect to the transactions contemplated by this Agreement without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) In connection with and without limiting Section 5.4(a), Purchaser shall use its reasonable best efforts to (i) obtain the required approvals or termination of any required waiting period under the Antitrust Laws with respect to the transactions contemplated by this Agreement, (ii) resolve any objections that may be asserted by any Antitrust Authority with respect to the transactions contemplated by this Agreement under any Antitrust Law, including (subject to first having used all reasonable best efforts to negotiate a resolution to any such objections) contesting and resisting any Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the transactions contemplated by this Agreement and to have such Law or Order repealed, rescinded or made inapplicable and (iii) to avoid or eliminate each and every impediment under the Antitrust Laws, in each case so as to permit consummation of the transactions contemplated by this Agreement.

(e) For purposes of this Section 5.4 only, “reasonable best efforts” shall include Purchaser proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of assets of Purchaser, the Business, the Purchased Assets or any of the Conveyed Companies or any combination thereof and otherwise taking or committing to take actions that after the Closing would limit Purchaser’s or its Affiliates’ freedom of action with respect to, or its ability to operate and/or retain, assets of Purchaser or, to the extent contemplated to be acquired by Purchaser pursuant to this Agreement, assets of the Business, any of the Purchased Assets or any of the Conveyed Companies or any combination thereof; provided, however, that nothing in this Agreement will require, or be deemed to require, Purchaser or its Affiliates to take any action that would reasonably be expected, individually or in the aggregate, to result in a Burdensome Condition.

Section 5.5 Business Employees and Employee Benefits.

(a) The employment of each Conveyed Company Business Employee shall not terminate upon the Closing but shall continue immediately after the Closing with such Conveyed Company Business Employee’s years of service carried over, in the same job or position and within fifty (50) miles of the location (or such other location that will not give rise to any severance or termination benefits), in each case, as in effect immediately prior to the Closing Date and (x) at a rate of pay at least equal to that in effect prior to Closing (in the aggregate, other than with respect to (A) base salary or wages which shall be at least equal to that in effect prior to Closing and (B) aggregate target bonus opportunity and other cash incentive compensation opportunity, which opportunities shall be at least equal in the aggregate to that in effect prior to Closing), (y) with severance entitlements not less favorable than those in effect prior to Closing (in the aggregate, other than with respect to severance pay, which shall be at least equal to that in effect prior to Closing), and (z) with other employee benefits, perquisites and terms and conditions of employment (including defined benefit pension benefits, defined contribution retirement plans, non-qualified retirement benefits, deferred compensation arrangements, but excluding (i) liquidity, sale bonus, transaction, retention, change-of-control, stay bonus plans or similar arrangements and (ii) equity, stock options or equity-based compensation or awards) that are substantially comparable in the aggregate to the other employee benefits, perquisites and terms and conditions of employment provided to such Conveyed Company Business Employee immediately prior to the Closing Date. Notwithstanding any other provision of this Agreement and with respect to those Conveyed Company Business Employees who are represented for purposes of collective bargaining by a labor organization, Purchaser shall cause each such entity to comply with and observe the terms of any collective bargaining agreement and applicable Law, with respect to the wages, hours and other terms and conditions of employment with respect to such employees.

(b) With regard to any Asset Selling Entity Business Employee or Offeree, within a reasonable period of time (but not less than thirty (30) days) prior to the Closing Date (or, in the case of an Offeree, the later of thirty (30) days prior to the Closing Date and five (5) days after Seller notifies Purchaser that such Offeree has received an offer of employment), Purchaser or its Affiliates, as appropriate, shall: (i) offer employment (where employment does not continue automatically by operation of applicable Law) to each such Asset Selling Entity Business Employee or Offeree, commencing as of the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date); or (ii) continue to employ (where employment continues automatically by operation of applicable Law) each such Asset Selling Entity Business Employee or Offeree (and such individual does not object, where such right exists under applicable Law) as of the Closing Date. Purchaser or its Affiliates, as appropriate, shall immediately after the Closing employ such Asset Selling Entity Business Employee or Offeree in the same job or position and within fifty (50) miles of the location (or such other location that would not give rise to any severance or termination benefits), in each case, as in effect immediately prior to the Closing Date (or, in the case of an Offeree, in the same job or position and within fifty (50) miles of the location (or such other location that will not give rise to any severance or termination benefits) as would have applied to such Offeree as of the applicable Offeree Start Date) and (x) at a rate of pay at least equal to that in effect prior to Closing (in the aggregate, other than with respect to (A) base salary or wages which shall be at least equal to that in effect prior to Closing and (B) aggregate target bonus opportunity and other cash incentive compensation opportunity, which opportunities shall be at least equal in the aggregate to that in effect prior to Closing, (y) with severance entitlements not less favorable than those in effect prior to Closing (in the aggregate, other than with respect to severance pay, which shall be at least equal to that in effect prior to Closing), and (z) with other employee benefits, perquisites and terms and conditions of employment (including defined benefit pension benefits, defined contribution retirement plans, non-qualified retirement benefits, deferred compensation arrangements, but excluding (i) liquidity, sale bonus, transaction, retention, change-of-control, stay bonus plans or similar arrangements and (ii) equity, stock options or equity-based compensation or awards) that are substantially comparable in the aggregate to those provided to such Asset Selling Entity Business Employee immediately prior to the Closing, unless otherwise required under applicable local Law or applicable collective bargaining, works council or similar labor Contract (or, in the case of an Offeree, to which such Offeree otherwise would have been entitled as of the applicable Offeree Start Date). Notwithstanding any other provision of this Agreement, Purchaser shall or shall cause its Affiliates to assume and to comply with and observe the terms of, each and every collective bargaining agreement, and further to comply with applicable Law, with respect to all such Asset Selling Entity Business Employees or Offerees.

(c) For a period of twelve (12) months following the Closing Date, Purchaser covenants and agrees to continue to provide each Transferred Employee with the pay, severance, benefits, perquisites and terms and conditions of employment described in Section 5.5(a) or Section 5.5(b), as applicable, unless such Transferred Employee’s employment is sooner terminated (other than in the case of severance or similar termination pay and benefits). Without limiting the generality of the foregoing, for a period of twelve (12) months following the Closing Date, Purchaser shall, or shall cause Holdings to, issue to Transferred Employees equity-based award grants that are substantially similar to those granted to similarly situated employees of Purchaser, Holdings and their Subsidiaries; provided, that, except as provided in Section 5.5(f), a Transferred Employee shall not be granted equity-based awards if such Transferred Employee received an equity-based award grant from Seller within two hundred twenty-five (225) days of the grant date of equity-based awards granted to similarly situated employees of Purchaser and its Affiliates.

Notwithstanding the foregoing or anything to the contrary in this Agreement, neither Purchaser nor its Affiliates shall be obligated to (x) continue to employ any Transferred Employee for any specific period of time following the Closing Date or (y) other than as expressly set forth in this Section 5.5(c), continue to provide any pay, equity-based compensation, severance, benefits, perquisites or terms and conditions of employment for any period after the Closing. For purposes of this Section 5.5, “pay” shall include base salary or wages plus any commission rates, variable pay target bonus opportunity, cash incentive compensation opportunity, premium pay opportunity, overtime rates or shift differential rates, but shall specifically exclude liquidity, change of control, sale bonus, transaction, retention, change-of-control or stay bonuses, equity, stock options and other equity-based awards. Purchaser, at the time such employment offers are so extended, shall provide to Seller appropriate information regarding employment terms and conditions offered to the Asset Selling Entity Business Employees and Offerees, which shall conform in all respects to the provisions of this Section 5.5. Purchaser shall consult with Seller prior to the extension of employment offers with respect to communicating the offers to the Asset Selling Entity Business Employees and Offerees. Notwithstanding anything to the contrary in this Agreement, actions taken by Seller or its Affiliates in accordance with Section 5.2(a)(iii)(D)(y) (other than actions taken by the Seller or its Affiliates in the ordinary course of business consistent with past practice with respect to pay and health and welfare benefits) shall be disregarded for all purposes of determining Purchaser’s obligations under Section 5.5(a), Section 5.5(b), Section 5.5(c), Section 5.5(d) or Section 5.5(e)(i).

(d) Provision of Health Benefits; Certain Welfare Plan Matters. Effective commencing on the applicable Transition Date for each Transferred Employee, Purchaser shall provide or cause to be provided coverage to such Transferred Employee and their respective spouses, dependents and beneficiaries under a group health plan sponsored by Purchaser. With respect to such health plan and any other welfare benefit plans of Purchaser or its Subsidiaries in which Transferred Employees are eligible to participate, Purchaser shall, except as would result in the duplication of benefits, use reasonable best efforts to (i) ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health exclusions are applicable to the Transferred Employees or their spouses, dependents or beneficiaries, and (ii) provide or cause to be provided that any costs or expenses incurred by the Transferred Employees (and their respective spouses, dependents and beneficiaries) up to (and including) the applicable Transition Date for deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage shall be specifically applied for such purposes under any such health or welfare benefit plans for the plan year in which such Transition Date occurs. Without limiting the generality of Section 2.4(h), Purchaser shall be responsible under the employee welfare benefit plans of Purchaser for all amounts payable by reason of claims incurred by Transferred Employees and their eligible spouses, dependents and beneficiaries after the applicable Transition Date. Notwithstanding anything to the contrary in Section 2.4(h), with respect to any Business Benefit Plans providing employee welfare and fringe benefits, Seller shall fully perform, pay and discharge, under such Business Benefit Plans, all claims of Transferred Employees (or their covered spouses, dependents and beneficiaries) that are incurred but not paid prior to such Transferred Employee’s Transition Date. For purposes of this Section 5.5(d), a claim or Liability is deemed to be incurred (i) with respect to medical, dental, vision and/or prescription drug benefits, upon the rendering of health services giving rise to such claim or Liability, (ii) with respect to life insurance, accidental death and dismemberment and business travel accident insurance, upon the occurrence of the event giving rise to such claim or Liability and (iii) with respect to disability benefits, upon the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or Liability. Effective as of the Closing Date, Purchaser shall establish flexible spending accounts for medical and dependent care expenses for U.S. Transferred Employees, and shall, as of the applicable Transition Date for each U.S. Transferred Employee, credit such accounts with the amount (positive or negative) credited as of the Transition Date for such Transferred Employee under comparable accounts maintained under Business Benefit Plans of Seller. Within fifteen (15) Business Days following the applicable Transition Date of each Transferred Employee, (i) Seller shall pay to Purchaser in cash the amount, if any, by which aggregate contributions made by such U.S. Transferred Employee to Seller’s flexible spending accounts exceeded the aggregate benefits provided to such U.S. Transferred Employee as of such applicable Transition Date, or (ii) Purchaser shall pay to Seller in cash the amount, if any, by which aggregate benefits provided to such U.S. Transferred Employee under the Seller’s flexible spending accounts exceeded the aggregate contributions made by such U.S. Transferred Employee as of such applicable Transition Date.

(e) Severance.

(i) Without limiting the generality of the foregoing provisions of this Section 5.5, Purchaser shall have in effect for twelve (12) months following the Closing Date severance plans, practices and policies applicable to each Transferred Employee that are not less favorable in the aggregate (other than with respect to severance pay, which shall be at least equal to that in effect prior to Closing) than such plans, practices and policies applicable to such Transferred Employee immediately prior to the Closing Date.

(ii) Purchaser shall be responsible, and shall indemnify and hold harmless Seller and its Affiliates, for all Deal Related Severance up to a maximum amount in the aggregate equal to the Severance Cap. Thereafter, Purchaser, on the one hand, and Seller, on the other hand, shall each be responsible for fifty percent (50%) of the Deal Related Severance in excess of the Severance Cap. Purchaser shall be solely responsible for the costs of all Termination Amounts for Transferred Employees to the extent such amounts do not constitute Deal Related Severance and are triggered as a result of actions taken by Purchaser after the applicable Transition Date (or, in the case of any OUS Conveyed Company SSE, the date that is fifteen (15) days after the applicable SSE Reference Date for such OUS Conveyed Company SSE) of such Transferred Employee (and such amounts shall not count towards the Severance Cap, other than, for the avoidance of doubt, Continued Vesting, which decreases the Severance Cap as set forth in the definition thereof). Seller shall be solely responsible, and shall indemnify and hold harmless Purchaser and its Affiliates, for all Termination Amounts payable to Shared Service Employees to the extent not expressly Purchaser’s responsibility pursuant to the immediately preceding sentence, it being understood and agreed that Purchaser shall only be responsible for Termination Amounts for OUS Conveyed Company SSEs that remain employed with Purchaser fifteen (15) days after their applicable SSE Reference Date. Notwithstanding anything to the contrary in this Agreement, Purchaser shall be solely responsible and shall indemnify and hold harmless Seller and its Affiliates for (x) Deal Related Severance and (y) the Intrinsic Value (determined as of the date of determination) of the portion of any equity or equity-based awards held by any Business Employee that automatically vest under a Benefit Plan by reason of the termination of his or her employment with Seller or any of its Affiliates (including termination of a Business Employee’s employment by Seller or any of its Affiliates following rejection by such Business Employee of an offer of employment from the Purchaser) in connection with the transactions contemplated by this Agreement, including the Restructuring, in each of the foregoing cases, to the extent resulting from Purchaser’s failure to comply with the provisions of Section 5.5 and such amounts shall not count towards the Severance Cap; provided, that, Purchaser’s obligation under the immediately preceding clause (y) shall be payable in cash to such Business Employee (or, at the option of Purchaser, to Seller in lieu thereof, in which case Seller shall automatically assume any and all obligations to such Business Employee with respect to such vesting) in full satisfaction of Purchaser’s obligations under such clause (and in no event shall such clause (y) require Purchaser to issue any equity or equity-based awards). In the event that it is determined that Purchaser or its Affiliates have paid for Deal Related Severance or Termination Amounts in excess of the amount for which Purchaser is responsible under this Section 5.5(e)(ii), Seller shall, promptly after such determination, reimburse and pay over, and shall indemnify and hold harmless Purchaser and its Affiliates, for the amount of such excess.

(iii) Seller shall encourage each Business Employee and each Non-OUS Conveyed Company SSE who is offered employment by Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement to accept such offers and not make any commitment to any Business Employee or Non-OUS Conveyed Company SSE who is offered employment by Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement about continuing the employment of such Person with Seller or its Affiliates following the Closing (or, in the case of a Non-OUS Conveyed Company SSE, the applicable SSE Reference Date for such Non-OUS

Conveyed Company SSE) or otherwise knowingly discourage such Person from accepting such offers; provided, that, nothing herein shall be interpreted as requiring Seller or any of its Affiliates to provide any Business Employee or Non-OUS Conveyed Company SSE with any additional compensation or benefits to incent such Person to accept such offer of employment. Further, subject to applicable Law or employment Contract terms existing prior to the date hereof, and except as required to provide any necessary notice of termination, Seller shall not, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), (x) employ or continue to employ or subsequently employ, in each case on or before the date that is nine (9) months after the Closing Date, any Business Employee who rejects any such offer and does not receive any Deal Related Severance or Termination Amounts in connection with the transactions contemplated by this Agreement or the Restructuring or (y) employ or continue to employ or subsequently employ, in each case on or before the date that is nine (9) months after the Closing Date, any Business Employee who receives Deal Related Severance or Termination Amounts in connection with the transactions contemplated by this Agreement or the Restructuring. To the extent permissible under applicable Law, Seller and Purchaser intend that the transactions contemplated by this Agreement not constitute a separation, termination or severance of employment of any Transferred Employee (or any Business Employee) prior to or upon the occurrence of the applicable Transition Date therefor, including for purposes of any Benefit Plan that provides for separation, termination or severance benefits, and that such employee will have continuous and uninterrupted employment immediately before and immediately after the Transition Date, and Seller and Purchaser shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same, subject to the terms and conditions of this Agreement. Without limiting the foregoing provisions, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to cooperate, communicate and assist each other in eliminating or reducing any Business Employee’s right to receive any Deal Related Severance in connection with the transactions contemplated by this Agreement or the Restructuring; provided, that, nothing herein shall be interpreted as requiring any Party or any of its Affiliates to provide any Business Employee with any additional compensation or benefits to eliminate or reduce any Business Employee’s right to receive any Deal Related Severance in connection with the transactions contemplated by this Agreement or the Restructuring. To the extent permissible under applicable Law, prior to the Closing, Purchaser will use its reasonable best efforts to provide Seller a list of any Business Employees (if any) that Purchaser would prefer remain employees of Seller following the Closing (and, thus, not offered employment (or otherwise hired) by Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement), and Seller may, in its sole and absolute discretion, elect that any such Business Employees (or one or more of them) cease to be deemed “Business Employees” for all purposes of this Agreement, in which case all obligations of Purchaser or its Affiliates with respect thereto shall cease (including any obligation respecting Deal Related Severance) and Seller may, at its sole option, continue to employ such employees.

(f) Equity Compensation.

(i) Subject to the last sentence of this Section 5.5(f)(i), within thirty (30) days following the applicable Transition Date for each Transferred Employee, Purchaser will provide, or cause Holdings to provide, such Transferred Employee with equity-based compensation grants which are of equivalent value (determined by Intrinsic Value (including negative Intrinsic Value of underwater stock options) on the Transition Date) and have the same vesting terms (other than with respect to any performance vesting terms, which shall be deemed to not be in place) as the unvested equity-based compensation grants (the “Unvested Grants”) held by such Transferred Employee on the Transition Date and giving effect to any pro rata vesting that occurs in connection with the transactions contemplated by this Agreement and their employment with Purchaser or one of its Affiliates (including, from and after the Closing, the Conveyed Companies) (such new grants, collectively, the “Converted Equity Awards”); provided, that, if a Transferred Employee is terminated by the Purchaser or one of its Affiliates for any reason other than for “cause” during the one (1) year period following the Closing Date, then any condition to vesting based on continued employment with Purchaser or its Affiliates shall (effective as of immediately prior to such termination) be eliminated such that any then-unvested portion of any Converted Equity Awards (such then-unvested equity, the “Continuing Vesting Equity”) held by such Transferred Employee will continue to vest pursuant to, and otherwise be subject to, the terms set forth in such Converted Equity Award notwithstanding that such Transferred Employee is no longer employed with Purchaser or one of its Affiliates (the “Continued Vesting”). Subject to the last sentence of this Section 5.5(f)(i), each Converted Equity Award shall have the same Intrinsic Value as of the date of grant that such Unvested Grant had on the Transition Date. Except as expressly set forth in this Section 5.5(f), neither Purchaser nor any of its Affiliates shall have any obligation or Liability with respect to any equity compensation grants or equity awards issued to, or held by, any Transferred Employee, Business Employee or Shared Service Employee. For the avoidance of doubt, (1) in no event will the Purchaser be required to issue any incentive stock options (i.e., options qualified under Section 422 of Code) in replacement of an Unvested Grant (even if such Unvested Grant so qualifies or is intended to so qualify) and (2) Unvested Grants shall include underwater stock options, which shall also be included as Converted Equity Awards. Notwithstanding anything to the contrary herein, in no event will the Purchaser be required to issue Converted Equity Awards with an aggregate Intrinsic Value (disregarding in such calculation any negative Intrinsic Value) as of the date of grant greater than $31,000,000.

(ii) Notwithstanding anything to the contrary in Section 5.5(f)(i), Purchaser, in its sole discretion, may unilaterally elect, in lieu of the issuance of a Converted Equity Award, that any Unvested Grant held by a Transferred Employee employed in the countries listed in Schedule 5.5(f)(ii) of the Purchaser Disclosure Letter be cancelled in exchange for the payment of cash consideration to such Transferred Employee equal to the Intrinsic Value of such Converted Equity Award that would have otherwise been granted with respect thereto, as of the date it would have been granted, less applicable Tax withholding.

(iii) Prior to the Closing, and subject to the review and approval of Purchaser, Seller shall take any and all actions necessary to effect the transactions anticipated by this Section 5.5(f) under the applicable award agreements and Seller’s equity compensation plan(s), including adopting all resolutions and giving all requisite notices to each Transferred Employee holding Unvested Grants. Any materials to be submitted by Seller to the Transferred Employees holding Unvested Grants in connection with this Section 5.5(f) shall be subject to the prior review and approval of Purchaser (which shall not be unreasonably withheld).

(iv) Seller shall take any and all actions necessary to effect the termination of participation of any Transferred Employee in Seller’s Employee Stock Purchase Plan as of the Effective Time.

(g) Liabilities. Subject in all respects to Section 5.5(d) with respect to incurred but unpaid claims and subject in all respects to the terms of the Transition Services Agreement, as of the applicable Transition Date for each Transferred Employee, (i) such Transferred Employee shall cease active participation in, and to the extent applicable, shall cease accruing benefits under, each Business Benefit Plan other than, to the extent applicable, the Assumed Plans or Conveyed Company Benefits Plans and (ii) immediately prior to the applicable Transition Date for such Transferred Employee, Seller shall cease all responsibility for and Liability with respect to coverage for such Transferred Employee under the Business Benefit Plans. Except as otherwise provided in this Section 5.5 (including Section 5.5(d), Section 5.5(e), Section 5.5(f), Section 5.5(h), Section 5.5(j), Section 5.5(k), Section 5.5(l), Section 5.5(m), Section 5.5(n), Section 5.5(o) and Section 5.5(p) and subject in all respects to Section 8.2 (which shall control in the event of a conflict), from and after the applicable Transition Date for each Transferred Employee, (1) Purchaser shall assume, honor and be solely responsible for paying, providing and satisfying when such amounts normally would be due under Seller’s Benefit Plans (or at such earlier time as agreed between Seller and Purchaser), without imposing any additional conditions in respect thereof, the following: (A) all vacation, personal days, sick pay and other paid time off for Transferred Employees earned but unused as of the applicable Transition Date for such Transferred Employee, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the applicable Transition Date and (B) all compensation (including salary, wages, overtime, premium pay and shift differentials), vacation, personal days, sick pay and other paid time off (but excluding any commissions, bonuses and incentive compensation) for Transferred Employees, in each case, accruing, incurred or arising as a result of (x) employment with Seller, Purchaser and their Affiliates or (y) separation from employment with Purchaser after the applicable Transition Date for such Transferred Employee and (2) Purchaser shall assume, honor and be solely responsible for paying, providing and satisfying when such amounts normally would be due under Seller’s Benefit Plans (or at such earlier time as agreed between Seller and Purchaser), without imposing any additional conditions in respect thereof, the following: (A) to the extent accrued in Final Closing Working Capital (including all Taxes imposed on the employer (including social or national insurance contributions or similar obligations payable in connection therewith) as a result of any of the foregoing) all commissions, bonuses and incentive compensation for Transferred Employees accruing, incurred or arising as a result of employment with Seller and their Affiliates (the “Bonus Amounts”) and (B) all commissions, bonuses and incentive compensation for Transferred Employees accruing, incurred or arising as a result of employment with Purchaser and its Affiliates. The Parties acknowledge and agree that the Final Closing Working Capital shall include a current liability for the Bonus Amounts, which current liability shall (x) be determined in good faith and consistent with Seller’s accounting practices and bonus calculation practices for partial performance periods, (y) include employer-sided employment Taxes (including social or national insurance contributions or similar obligations payable in connection therewith) and (z) be determined disregarding any condition to payment or similar requirement that Transferred Employees be employees of Seller or one of its Affiliates on the date the Bonus Amounts are paid. As soon as practicable following the Closing Date, Seller shall determine the Bonus Amounts and provide reasonable documentation to Purchaser regarding such determination.

(h) COBRA. Except pursuant to (and for the periods covered by) the Transition Services Agreement with respect to Transferred Employees, effective as of the applicable Transition Date for each Transferred Employee, Purchaser shall be responsible for providing COBRA continuation coverage to such Transferred Employee (and his or her spouse and dependents).

(i) Credited Service. With respect to each Benefit Plan that is contributed to, sponsored, maintained or entered into by Purchaser or any of its Affiliates for which Transferred Employees may be eligible and in which they participate, Purchaser shall, except as would result in the duplication of benefits, use reasonable best efforts to recognize and cause its Affiliates to recognize, for all Transferred Employees from and after the applicable Transition Date for such Transferred Employee, credit for all service with Seller and its Affiliates (and their respective predecessors) prior to the applicable Transition Date for such Transferred Employee for purposes of eligibility, vesting and benefit accrual (but specifically excluding defined benefit pension benefits, non-qualified retirement benefits and deferred compensation arrangements).

(j) U.S. Pension Plan. The Transferred Employees (and their respective alternate payees) who are active participants (“U.S. Pension Participants”) in the Tyco Electronics Pension Plan (“Seller’s U.S. Pension Plan”) shall cease to be an active participant or actively accrue benefits under Seller’s U.S. Pension Plan as of the applicable Transition Date for such Transferred Employee. Such U.S. Pension Participants shall be treated as term vested participants in Seller’s U.S. Pension Plan and shall receive benefits from Seller’s U.S. Pension Plan in accordance with the terms of such plan. Seller shall take all actions necessary to fully vest the U.S. Pension Participants in their benefits under Seller’s U.S. Pension Plan as of the applicable Transition Date for such Transferred Employee. Neither Purchaser or its Affiliates (including, from and after the Closing, the Conveyed Companies) shall have any obligation with respect to Seller’s U.S. Pension Plan and all Liabilities and obligations thereunder (whether arising before or after the date hereof and whether or not relating to Transferred Employees, Business Employees, Former Employees, Shared Service Employees or otherwise) (the “Retained U.S. Pension Plan Liability”) shall be Retained Liabilities for all purposes of this Agreement.

(k) Non-U.S. Retirement Plans. The Transferred Employees (assuming for purposes of this Section 5.5(k) that all Applicable OUS Conveyed Company SSEs are Transferred Employees) who are active participants (the “Non-U.S. Pension Participants”) in Seller’s Non-U.S. Retirement Plans shall cease to be an active participant or actively accrue benefits under Seller’s Non-U.S. Retirement Plans as of the Closing (or Delayed Transfer Closing, as applicable). Notwithstanding the foregoing or anything to the contrary herein, other than with respect to any Liabilities under the Germany Pension Plans for the Transferred Employees which are required by applicable Law to be assumed by the Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement, in no event shall Purchaser or any of its Affiliates have any obligation with respect to the Germany Pension Plans and all Liabilities and obligations thereunder (whether arising before or after the Closing Date) shall be Retained Liabilities for all purposes of this Agreement (the “Retained German Pension Plan Liability”).

(l) Savings Plans and Nonqualified Deferred Compensation Plans. Each Transferred Employee who is a participant in the Tyco Electronics Corporation Retirement Savings and Investment Plan (the “Seller Savings Plan”) shall cease to be an active participant or actively accrue benefits in such plan effective as of the applicable Transition Date for such Transferred Employee. Seller shall take all actions necessary to fully vest each Transferred Employee in his or her benefits under the Seller Savings Plan as of the applicable Transition Date for such Transferred Employee and shall take all actions necessary to ensure that all employer contributions to such Seller Savings Plan shall be contributed to the Seller Savings Plan as of the applicable Transition Date for such Transferred Employee for all time periods through such applicable Transition Date for such Transferred Employee. Effective as of the Closing Date, Purchaser shall have, or shall cause one of its Affiliates to have, in effect a defined contribution plan that is intended to be qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Savings Plan”) in which Transferred Employees who meet the eligibility criteria thereof shall be eligible to participate following their respective Transition Date. Purchaser agrees to use reasonable best efforts to cause the Purchaser Savings Plan to accept rollovers by Transferred Employees from the Seller Savings Plan, including promissory notes evidencing all outstanding loans. Each Transferred Employee who is a participant in the Tyco Electronics Corporation Supplemental Savings and Retirement Plan (the “Seller SSRP”) shall cease to be active participants or actively accrue benefits in such plan effective as of the applicable Transition Date for such Transferred Employee. Seller shall take all actions necessary to fully vest each Transferred Employee in his or her benefits under the Seller SSRP as of the applicable Transition Date for such Transferred Employee and the accounts of the Transferred Employees under the Seller SSRP shall otherwise be treated in accordance with the Seller SSRP terms. Effective as of the applicable Transition Date for each Transferred Employee, Seller shall take all actions necessary to transfer the (i) accrued benefit obligations for such Transferred Employee, as well as a proportionate share of assets, if any, whether in a trust or otherwise, related to such obligations and (ii) elections, including beneficiary and distribution elections associated with such Transferred Employee under the Seller SSRP to a nonqualified deferred compensation plan of Purchaser. Purchaser and Seller agree that for purposes of Code Section 409A, the transactions contemplated by this Agreement shall not constitute a “separation from service”, nor give rise to a specific distribution event under Code Section 409A or the Seller SSRP for the Transferred Employees. For the avoidance of doubt, the liabilities and assets (if any) related to the Seller SSRP shall not be taken into account for purposes of Section 2.9(b).

(m) Commingled Retirement Plans. Except as otherwise may be agreed by Purchaser and Seller, Purchaser shall, or shall cause an Affiliate of Purchaser to, use its commercially reasonable efforts to establish or maintain as soon as practicable following the Closing Date (or Delayed Transfer Closing with respect to a Delayed Transfer Country) one or more retirement plans (such plan or plans, a “Purchaser Non-U.S. Retirement Plan”) in each country in which a Transferred Employee (assuming for purposes of this Section 5.5(m) that all Applicable OUS Conveyed Company SSEs are Transferred Employees) (but specifically excluding Offerees and Non-OUS Conveyed Company SSEs) who participated in a Commingled Retirement Plan immediately prior to the Closing Date (or Delayed Transfer Closing with respect to a Delayed Transfer Country) will be eligible to participate, with terms substantially comparable to the terms of the applicable Commingled Retirement Plan as in effect immediately prior to the Closing Date (or Delayed Transfer Closing with respect to a Delayed Transfer Country). To the extent permitted by Law, Seller or its Affiliates shall cause the Commingled Retirement Plans in each country to transfer (and Purchaser shall cause the Purchaser Non-U.S. Retirement Plan in each country to accept a transfer of) benefit liabilities (determined as of the Closing Date or Delayed Transfer Closing with respect to a Delayed Transfer Country), regardless of whether such benefits are vested or unvested, relating to the Non-U.S. Pension Participants (excluding Offerees and Non-OUS Conveyed Company SSEs) under the Commingled Retirement Plans to the extent applicable (the “Assumed Non-U.S. Pension Liabilities”) and, to the extent required by Law or collective bargaining (or similar) agreement or as may become necessary in connection with the labor consultation process related to the transactions contemplated hereby, Seller shall cause the Commingled Retirement Plans in each jurisdiction to transfer (and Purchaser shall cause the Purchaser Non-U.S. Retirement Plans in each country to accept a transfer of) assets, but only in an amount equal to the minimum amount of assets required by applicable Law or collective bargaining (or similar) agreement to be transferred, from a Commingled Retirement Plan to the relevant Purchaser Non-U.S. Retirement Plan in connection with the assumption of the Assumed Non-U.S. Pension Liabilities or, to the extent permitted by applicable Law, such higher level of assets as may be reasonably determined advisable by the Purchaser and subject to the Seller’s consent (not to be unreasonably withheld, conditioned or delayed), but not to exceed the amount of Assumed Non-U.S. Pension Liabilities with respect to any given Purchaser Non-U.S. Retirement Plan determined as of the Closing Date. Except as required by Law or collective bargaining (or similar) agreement or as may become necessary in connection with the labor consultation process related to the transactions contemplated hereby, Seller shall not (and shall cause its Affiliates and the Commingled Retirement Plans (or the administrators thereof) not to) make any contribution of assets or purchase of additional funding through insurance or otherwise or commit to make any contribution of assets or purchase of additional funding through insurance or otherwise to or in respect of any Commingled Retirement Plan that would increase the amount of assets required to be transferred to a Purchaser Non-U.S. Retirement Plan as described above. For the avoidance of doubt, (i) except as set forth in the last sentence of this Section 5.5(m), Seller shall be responsible for any Taxes required to be paid in connection with any such contribution of assets or purchase of additional funding through insurance or otherwise, or commitment to do the foregoing and (ii) nothing in this Section 5.5(m) shall result in Purchaser or its Affiliates (including the Conveyed Companies following Closing) assuming or accepting any “Section 75” debt arising from any of Seller’s Non-U.S. Retirement Plans or other Non-U.S. Pension Plan that is a United Kingdom Non-U.S. Pension Plan. The Parties agree to use reasonable best efforts to accomplish each transfer described in this Section 5.5(m) as soon as practicable following the Closing Date (or Delayed Transfer Closing with respect to a Delayed Transfer Country) and to cooperate in good faith to make such filings and disclosures and obtain such approvals as may be deemed necessary or advisable in accordance with applicable Law. Seller shall use reasonable best efforts to provide that all assets transferred in accordance with this Section 5.5(m) shall be transferred in the form of cash, insurance contracts or marketable securities, unless otherwise required by applicable Law. Taxes required to be paid in connection with any contribution of assets or purchase of additional funding through insurance or otherwise, or commitment to do the foregoing, to or in respect of any Commingled Retirement Plan or Purchaser Non-U.S. Retirement Plan in connection with the transactions contemplated hereby (excluding any such Taxes required to be paid with respect to contribution of assets or purchase of additional funding through insurance or otherwise relating to obligations to Persons that are not Business Employees or Applicable OUS Conveyed Company SSEs, which shall be borne 100% by Seller), shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller (except with respect to Taxes that are actually recovered by Purchaser or any of its Affiliates under applicable Law, which shall be borne 100% by Purchaser to the extent actually recovered).

(n) Dedicated Retirement Plans. To the extent permitted by applicable Law, effective as of the Closing Date (or Delayed Transfer Closing with respect to a Delayed Transfer Country), an Affiliate of Purchaser shall assume or retain sponsorship of, and shall retain or assume all assets (if any) and Liabilities relating to, the Dedicated Retirement Plans. From and after the date hereof, except as required by Law or collective bargaining (or similar) agreement or as may become necessary in connection with the labor consultation process related to the transactions contemplated hereby, Seller shall not (and shall cause its Affiliates and the Dedicated Retirement Plans (or the administrators thereof) not to) make any contribution of assets or purchase of additional funding through insurance or otherwise or commit to make any contribution of assets or purchase of additional funding through insurance or otherwise to or in respect of any Dedicated Retirement Plans, and, in such event that such actions are so required, Seller shall, and shall cause its Affiliates and the Dedicated Retirement Plans (or the administrators thereof) to use their reasonable best efforts to cause the pension assets of such Dedicated Retirement Plans as of the Closing Date (or Delayed Transfer Closing with respect to a Delayed Transfer Country) not to exceed the Pension Liabilities in respect of each such Dedicated Retirement Plan as of the Closing Date. For the avoidance of doubt, (i) except as set forth in the last sentence of this Section 5.5(n), Seller shall be responsible for any Taxes required to be paid in connection with any such contribution of assets or purchase of additional funding through insurance or otherwise, or commitment to do the foregoing and (ii) nothing in this Section 5.5(n) shall result in Purchaser or its Affiliates (including the Conveyed Companies following Closing) assuming or accepting any “Section 75” debt arising from any of Seller’s Non-U.S. Retirement Plans or other Non-U.S. Pension Plan that is a United Kingdom Non-U.S. Pension Plan. Taxes required to be paid in connection with any contribution of assets or purchase of additional funding through insurance or otherwise, or commitment to do the foregoing, to or in respect of any Dedicated Retirement Plans required in connection with the transactions contemplated hereby (excluding any such Taxes required to be paid with respect to contribution of assets or purchase of additional funding through insurance or otherwise relating to obligations to Persons that are not Business Employees, which shall be borne 100% by Seller), shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller (except with respect to Taxes that are actually recovered by Purchaser or any of its Affiliates under applicable Law, which shall be borne 100% by Purchaser to the extent actually recovered).

(o) No Other Pension Obligations. Notwithstanding any provision of this Agreement to the contrary, (i) except as specifically provided in Section 5.5(m), Section 5.5(n) or Section 5.5(p)(vi), neither the Purchaser nor its Affiliates (including the Conveyed Companies following Closing) shall have any Liability (for the avoidance of doubt including (x) current or future obligations to provide compensation or benefits and (y) any “Section 75” debt arising from any of Seller’s Non-U.S. Retirement Plans or other Non-U.S. Pension Plan that is a United Kingdom Non-U.S. Pension Plan) arising under, in connection with, or with respect to any of Seller’s U.S. Pension Plan, Seller’s Non-U.S. Retirement Plans (including, for the avoidance of doubt, any Commingled Retirement Plan), any other Non-U.S. Pension Plan or any other Benefit Plan that is a pension or retirement plan (whether with respect to any Transferred Employee, Business Employee, Shared Service Employee or otherwise) maintained, contributed to or sponsored by Seller or its Affiliates (including the Conveyed Companies) and such Liabilities shall, as between Purchaser and Seller, be the responsibility of Seller and shall be deemed a Retained Employee Liability pursuant to this Agreement) and (ii) neither the Seller’s Non-U.S. Retirement Plans (other than a Dedicated Retirement Plan) nor any other Non-U.S. Pension Plan or any other Benefit Plan that is a pension or retirement plan maintained by Seller or its Affiliates shall be an Assumed Plan or Conveyed Company Benefit Plan. Without limiting the foregoing, in the event Purchaser or its Affiliates (including the Conveyed Companies following the Closing) are required to honor, pay or provide any of the Retained Employee Liabilities or payments, compensation or benefits not assumed by it pursuant to this Agreement (including any payments or benefits under or with respect to the Retained U.S. Pension Plan Liability or Retained German Pension Plan Liability), Seller shall indemnify and hold harmless Purchaser or such Affiliate thereof for any such items so honored, paid or provided. In the event Seller or its Affiliates (excluding the Conveyed Companies following the Closing) are required to honor, pay or provide any payments, compensation or benefits otherwise agreed pursuant to this Agreement to be paid or provided by Purchaser or its Affiliates (including the Conveyed Companies following the Closing), Purchaser shall indemnify and hold harmless Seller or such Affiliate of Seller for any such items so honored, paid or provided.

(p) Shared Service Employees.

(i) As of the Closing (or, with respect to any Applicable OUS Conveyed Company SSEs employed by a Delayed Transfer Conveyed Company, the Delayed Transfer Closing for such Delayed Transfer Conveyed Company), each Applicable OUS Conveyed Company SSE shall be seconded to Seller and its Affiliates (or, to the extent such secondment is not permitted by Law, some other similar arrangement shall be reasonably agreed upon between Seller and Purchaser) until the applicable SSE Reference Date for such Applicable OUS Conveyed Company SSE (such period, with respect to any given Applicable OUS Conveyed Company SSE, the “Secondment Period”) and, subject to Section 5.5(p)(ii), Seller and its Affiliates shall be economically responsible, pay and indemnify Purchaser and its Affiliates for all Liabilities with respect to such Applicable OUS Conveyed Company SSE (and any spouse, dependent or beneficiary thereof) that arise out of events or circumstances that occur, or which are incurred, or which otherwise relate to, are triggered by or are calculated by reference to periods occurring, on or prior to the applicable SSE Reference Date to the same extent as if such Applicable OUS Conveyed Company SSE otherwise remained an employee of Seller or one of its Affiliates. Without limiting the foregoing, to the extent any of the

Applicable OUS Conveyed Company SSEs are terminated by Purchaser and its Affiliates prior to the SSE Reference Date or within fifteen (15) days after the SSE Reference Date, Seller shall be responsible for and promptly (A) reimburse Purchaser and its Affiliates for any Termination Amount paid by it with respect thereto and (B) pay to Purchaser an amount equal to the Intrinsic Value for the equity compensation awards granted pursuant to Section 5.5(f)(i) (the value of such awards shall be determined as of the date such equity awards were granted) or the cash paid in lieu thereof pursuant to Section 5.5(f)(ii). Notwithstanding that Seller shall be economically responsible, pay and indemnify Purchaser and its Affiliates for all Liabilities with respect to Applicable OUS Conveyed Company SSEs as described above, (a) the employment of each Applicable OUS Conveyed Company SSE shall not terminate upon the Closing (or, with respect to any Applicable OUS Conveyed Company SSEs employed by a Delayed Transfer Conveyed Company, the Delayed Transfer Closing for such Delayed Transfer Conveyed Company) but shall continue immediately thereafter with the applicable Conveyed Company as described with respect to Business Employees in the first sentence of Section 5.5(a) (as clarified in Section 5.5(c)) and (b) Sections 5.5(c), 5.5(d), 5.5(f) and 5.5(i) shall apply to each Applicable OUS Conveyed Company SSE as if he or she were a Transferred Employee whose Transition Date was the Closing Date (or, with respect to any Applicable OUS Conveyed Company SSE employed by a Delayed Transfer Conveyed Company, the Delayed Transfer Closing Date for such Delayed Transfer Conveyed Company). Purchaser and its Affiliates will not terminate the employment of any Applicable OUS Conveyed Company SSE with an effective date prior to the SSE Reference Date without the prior written consent of Seller (and in the event such termination is to occur on the SSE Reference Date or within fifteen (15) days thereafter, notice of such termination shall not be delivered more than fifteen (15) days’ (or such longer period as is required by applicable Law) prior to such termination), which consent shall not be unreasonably withheld, conditioned or delayed. Upon Seller’s reasonable request prior to the SSE Reference Date, Purchaser agrees to terminate any Applicable OUS Conveyed Company SSE, provided Seller and its Affiliates shall be responsible for any Termination Amount with respect to such Applicable OUS Conveyed Company SSE. With respect to any Replacement Shared Service Employee Seller shall, and shall cause its Affiliates to, hire such Replacement Shared Service Employee such that he or she is a Non-OUS Conveyed Company SSE (rather than an OUS Conveyed Company SSE).

(ii) Notwithstanding anything to the contrary in Section 5.5(p)(i), (a) if Seller or one of its Affiliates pays to Purchaser or any of its Affiliates on a monthly basis the Applicable Payment Amount for such Applicable OUS Conveyed Company SSE promptly following delivery by Purchaser of reasonable detail with respect to the calculation of such Applicable Payment Amount, then neither Seller nor any of its Affiliates shall be economically responsible, pay or indemnify Purchaser and its Affiliates for any Liabilities of such OUS Conveyed Company SSE that arise out of events or circumstances that occur, or which are incurred, or which otherwise relate to, are triggered by or are calculated by reference to periods occurring during the Secondment Period of such OUS Conveyed Company SSE for compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), perquisites, vacation, personal days, sick pay or other paid time off or benefits or benefits claims (including health and welfare, retirement and pension benefits) (or any Taxes imposed on the employer as a result of any of the foregoing), (b) to the extent accrued in Final Closing Working Capital, Purchaser shall be responsible for, pay and discharge when due all amounts for compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), perquisites, vacation, personal days, sick pay or other paid time off or benefits or benefits claims (including health and welfare, retirement and pension benefits) (or any Taxes imposed on the employer as a result of any of the foregoing) of any Applicable OUS Conveyed Company SSE that arise out of events or circumstances that occur, or which are incurred, or which otherwise relate to, are triggered by or are calculated by reference to periods occurring prior to the Closing and (c) to the extent the Liabilities of an Applicable OUS Conveyed Company SSE under any Purchaser Non-U.S. Retirement Plan or Dedicated Retirement Plan were reflected in the calculation of the Final Pension Deficit Amount, Purchaser shall be responsible for, pay and discharge when due all amounts due to any Applicable OUS Conveyed Company SSE under such Purchaser Non-U.S. Retirement Plan or Dedicated Retirement Plan. For the avoidance of doubt, Seller shall also be responsible for all business expenses incurred by Applicable OUS Conveyed Company SSEs during the Secondment Period.

(iii) To the extent permitted by Law, as soon as practicable after the Closing, but in any event prior to the date that is one hundred and twenty (120) days prior to the earliest SSE Reference Date, Seller shall provide to Purchaser a list identifying each of the Shared Service Employees by name and providing, with respect to each, the information required to be set forth on the Employee Census with respect to Business Employees provided pursuant to Section 5.5(q). To the extent permitted by Law, Seller shall, from and after the date that is one hundred and twenty (120) days prior to the SSE Reference Date, provide such other information reasonably requested by Purchaser with respect to such Shared Service Employees, including permitting meetings and interviews (either in person or via telephone) with Shared Service Employees during normal business hours and on at least five Business Days’ notice to Seller for purposes of assisting Purchaser to evaluate whether to retain employment of or extend, or cause its Affiliates to retain employment of or extend, offers of employment thereto. Within ninety (90) days prior to an applicable SSE Reference Date (the “SSE Trigger Date”), Purchaser shall inform Seller in writing which (A) Non-OUS Conveyed Company SSEs, if any, will receive offers of employment from Purchaser and its Affiliates, and Seller and its Affiliates will, effective as of the applicable SSE Reference Date, terminate the employment of any Non-OUS Conveyed Company SSE who receives an offer of employment from Purchaser or any of its Affiliates and (B) Applicable OUS Conveyed Company SSEs, if any, Purchaser intends to terminate.

(iv) Seller shall, from and after the SSE Trigger Date to the SSE Reference Date, assist Purchaser and its Affiliates in making offers of employment, if any, to Non-OUS Conveyed Company SSEs who Purchaser, in its sole discretion, determines to make such an offer for employment. To the extent Purchaser, in its sole discretion, determines to make such an offer for employment, such offers (i) shall be made with respect to a date of commencement of employment on the applicable SSE Reference Date for such Non-OUS Conveyed Company SSE and (ii) must otherwise offer terms of employment for such Non-OUS Conveyed Company SSE of the type described in the second sentence of Section 5.5(b) (as clarified in Section 5.5(c)) with respect to Business Employees.

(v) Any Non-OUS Conveyed Company SSE who accepts such offer of employment with Purchaser or one of its Affiliates shall become a Transferred Employee for purposes of this Agreement but only from and after the applicable Transition Date of such Non-OUS Conveyed Company SSE. Any Applicable OUS Conveyed Company SSE whose employment with Purchaser or its Affiliates has not ceased on or prior to the date that is fifteen (15) days after the applicable SSE Reference Date of such OUS Conveyed Company SSE shall become a Transferred Employee for purposes of this Agreement but only from and after the applicable Transition Date of such OUS Conveyed Company SSE. Notwithstanding anything to the contrary in this Agreement, except as expressly provided in Section 5.5(p)(ii)(b), neither Purchaser nor any of its Affiliates shall have or assume any Liabilities with respect to any Shared Service Employee (or any spouse, dependent or beneficiary thereof) by virtue of such Shared Service Employee being a Transferred Employee for any Liabilities that arise out of events or circumstances that occur, or which are incurred, or which otherwise relate to, are triggered by or are calculated by reference to periods occurring, on or prior to the applicable Transition Date of such Shared Service Employee for compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), perquisites, vacation, personal days, sick pay or other paid time off, Deal Related Severance or Termination Amounts triggered by reason of the termination of employment with Seller or any of its Affiliates or otherwise in connection with the transactions contemplated by this Agreement (including the Restructuring) or benefits or benefits claims (or any Taxes imposed on the employer as a result of any of the foregoing), and all such Liabilities shall be Retained Employee Liabilities for all purposes of this Agreement. Notwithstanding the foregoing, Purchaser agrees that it shall assume up to four (4) weeks of accrued and unpaid vacation, personal days, sick pay or other paid time off for each Shared Service Employee who becomes a Transferred Employee (or, with respect to an OUS Conveyed Company SSE, such greater amount as is accrued in Final Closing Working Capital as described in Section 5.5(p)(ii)). Except as set forth in Section 5.5(p)(vi), neither Purchaser nor any of its Affiliates shall have or assume any Liability or obligation for a Non-OUS Conveyed Company SSE (or any spouse, dependent or beneficiary thereof) that becomes a Transferred Employee arising under, in connection with, or with respect to any of Seller’s U.S. Pension Plan, Seller’s Non-U.S. Retirement Plans (including, for the avoidance of doubt, any Commingled Retirement Plan), any other Non-U.S. Pension Plan or any other Benefit Plan that is a pension or retirement plan maintained, contributed to or sponsored by Seller or its Affiliates (including the Conveyed Companies) and all such Liabilities or obligations shall be Retained Employee Liabilities for all purposes of this Agreement.

(vi) Effective as of such Non-OUS Conveyed Company SSE’s or Offeree’s Transition Date, each such Non-OUS Conveyed Company SSE or Offeree who participated in a Commingled Retirement Plan immediately prior to such Non-OUS Conveyed Company SSE’s or Offeree’s Transition Date will be eligible to participate in the Purchaser Non-U.S. Retirement Plan established in the country in which such Non-OUS Conveyed Company SSE or Offeree is employed to the extent employed in such country prior to his or her Transition Date. To the extent permitted by Law, Seller or its Affiliates shall cause the Commingled Retirement Plans in each country to transfer as of such Non-OUS Conveyed Company SSE’s or Offeree’s Transition Date (and Purchaser shall cause the Purchaser Non-U.S. Retirement Plan in each country to accept a transfer of) accrued benefit liabilities (determined as of each such Non-OUS Conveyed Company SSE’s or Offeree’s Transition Date) under the Commingled Retirement Plans, regardless of whether benefits are vested or unvested, relating to the Non-OUS Conveyed Company SSEs who become Transferred Employees and Offerees (the “Assumed Shared Service Pension Liabilities”), and, to the extent permitted by Law, Seller shall cause the Commingled Retirement Plans in each jurisdiction to transfer (and Purchaser shall cause the Purchaser Non-U.S. Retirement Plans in each country to accept a transfer of) assets in an amount equal to the Assumed Shared Service Pension Liability Amount (based on the fair market value of such assets on the date of transfer). The Parties agree to use commercially reasonable efforts to accomplish each transfer as soon as practicable following the Non-OUS Conveyed Company SSE’s or Offeree’s Transition Date and to cooperate in good faith to make such filings and disclosures and obtain such approvals as may be deemed necessary or advisable in accordance with applicable Law. Seller shall use commercially reasonable efforts to provide that all assets transferred in accordance with this Section 5.5(p)(vi) shall be transferred in the form of cash, insurance contracts or marketable securities, unless otherwise required by applicable Law. No later than six (6) months after the last Transition Date for any Non-OUS Conveyed Company SSE that becomes a Transferred Employee, Seller shall pay (by wire transfer of immediately available funds to one or more accounts designated by Purchaser) an amount equal to the excess, if any, of (i) the aggregate amount of Assumed Shared Service Pension Liability Amount (together with 50% of amount of all Taxes or other surcharges payable by Purchaser or any of its Affiliates in connection with the assumption of the Assumed Shared Service Pension Liabilities (including the amount of Taxes on any additional funding required to be made by Purchaser to any Purchaser Non-U.S. Retirement Plan in connection therewith) or acceptance of assets into the Purchaser Non-U.S. Retirement Plans) over (ii) the fair market value of assets transferred from the relevant Commingled Retirement Plan (determined as of the transfer date of such assets) to the corresponding Purchaser Non-U.S. Retirement Plan. For purposes of this Section 5.5(p)(vi), the “Assumed Shared Service Pension Liability Amount” shall mean the aggregate amount of Assumed Shared Service Pension Liabilities, determined (x) on a projected benefit obligation basis with respect to defined benefit plans and (y) on an accrued benefit basis with respect to any defined contribution plan, in each case regardless of whether benefits are vested or unvested, and calculated, in each case, using the methodology and assumptions set forth in Section 2.9(b) and Schedule E to the extent applicable, but calculated to determine the amount of such Liabilities as of the applicable Transition Date.

(vii) For the avoidance of doubt, except as expressly provided in Section 5.5(p)(ii), in no event shall Purchaser or any of its Affiliates have or assume any Liabilities or obligations with respect to any Shared Service Employee (or any spouse, dependent or beneficiary thereof) who does not become a Transferred Employee and all such Liabilities and obligations shall be Retained Employee Liabilities for all purposes of this Agreement.

(q) No Amendment; No Third Party Beneficiaries; Employee Census; Additional Employee Matters; Provision of Agreements and Information. The provisions of this Section 5.5 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to (a) constitute an employment agreement or an amendment to any of the compensation and benefits plans maintained for or provided to Transferred Employees prior to or following the Closing, (b) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.5 under or by reason of any provision of this Agreement or (c) prohibit Purchaser from terminating the employment of any Transferred Employee following the Closing Date. From and after the date of this Agreement, at Purchaser’s reasonable request, with respect to each Assumed Plan and Conveyed Company Benefit Plan, Seller shall provide to Purchaser: (A) true and complete copies of all plan documents (including amendments and modifications thereof) and all summary plan descriptions and similar plan summaries (including summaries of all material amendments), (B) the most recent opinion or determination letter or similar document received from any Governmental Authority, if applicable, and (C) all material notices of or correspondence with any Governmental Authority as to any matter related to such plan’s compliance with applicable Law that remains unresolved or with respect to which any remaining material Liability to Purchaser (or its Affiliates) could be incurred. Seller shall, to the extent permitted by applicable Law, within thirty (30) days of the date hereof, provide to Purchaser true, correct and complete copies of the Material Contracts described in clause (z) of the last sentence of Section 3.11(a). As promptly as practical after the date of this Agreement, Seller shall supplement the Employee Census to include the Shared Service Employees (and the underlying information with respect thereto) and, in addition, with respect to each Business Employee and Shared Service Employee, the base salary or wage rate, target bonus opportunity, and service credited for purposes of vesting and eligibility to participate under any Benefit Plan, and any defined benefit, pension or similar plans applicable to each individual and such other information as reasonably requested by Purchaser from time to time prior to the Closing to determine its obligations under Section 5.5, but in no event shall such requests be made more frequently than monthly; provided, that, the information respecting Shared Service Employees need only be provided prior to the date that is thirty (30) days after such Shared Service Employee is individually identified. Seller shall update the Employee Census periodically prior to the Closing Date to reflect changes in the Business and financial structure of the Business, new hires, leaves of absence and employment terminations and any other changes thereto and provide copies of such updated lists and information to Purchaser, which updated Employee Census shall be based on the Business and financial structure of the Business as of the date of such updated Employee Census. The Parties also agree and acknowledge that the Purchased Assets include, to the extent permitted by Law and the terms of the applicable agreement, and Seller shall assign to Purchaser, in each case, Seller’s and its Affiliates’ rights to enforce all employee non-competition, non-solicitation, confidentiality, assignment of inventions and similar restrictive covenant agreements with any Business Employee and Shared Service Employee, and such rights (but not obligations) under such agreements with any Former Employee, in each case, to the extent such rights relate to the Business. All equity or equity based grants required to be made by Purchaser under this Agreement may be made by Holdings with equity or equity based grants of Holdings. Further, in the event that Seller, on the one hand, or Purchaser on the other hand, (as applicable, the “Paying Party”) is required to retain, honor, pay or provide any of the items contemplated to be assumed, honored, paid or provided by the other under this Section 5.5 (the “Responsible Party”), such Responsible Party shall indemnify and hold harmless such Paying Party for any such items so retained, honored, paid or provided by such Paying Party.

Section 5.6 Wage Reporting; I-9s; Work Permits; Required Notifications. Purchaser and Seller shall utilize, or cause their Affiliates to utilize, the standard procedure set forth in Section 4 of Rev. Proc. 2004-53 with respect to United States wage reporting for the full calendar year in which a Transition Date occurs with respect to wage reporting, pursuant to which Purchaser and Seller shall each perform all wage reporting duties for the wages that it pays to the Transferred Employees. Seller shall prepare and furnish Forms W-2 for the Transferred Employees for wages paid by Seller and Purchaser shall prepare and furnish Forms W-2 for the Transferred Employees for wages paid by Purchaser. Seller shall retain all Transferred Employees’ Forms W-4 and W-5. Purchaser shall obtain new Forms W-4 and W-5 from the Transferred Employees. Seller shall use reasonable best efforts to provide, prior to, at or reasonably promptly after the applicable Transition Date for each Transferred Employee, to Purchaser such Transferred Employee’s Form I-9s. Seller shall, and shall cause its Affiliates to, use reasonable best efforts to take reasonably necessary or appropriate actions, which are reasonably requested by Purchaser to assist in transferring to Purchaser, or obtaining for Purchaser, any work permit or similar approval required for any Transferred Employee or, to the extent proposed to be hired by Purchaser or its Affiliates, any Shared Service Employee. Notwithstanding the foregoing, to the extent permitted by applicable Law or collective bargaining (or similar) agreement, in the event an applicable work permit for such employee is not in place with Purchaser or its Affiliate as of the Transition Date, the Parties shall reasonably cooperate to provide for the services of such employee to be made available exclusively to Purchaser through an employee secondment, services or similar arrangement under which Purchaser shall be responsible for the economic costs of such individual’s compensation and benefits (including reimbursement for any expenses incurred by such employee, all applicable fees and Taxes with respect thereto) for such service period on commercially reasonable terms until the applicable work permit can be obtained; provided, however, that Purchaser shall continue to use its commercially reasonable efforts to obtain the applicable work permit.

Section 5.7 Assumption of Assumed Plans. Effective on and after the Closing Date, Purchaser shall, or shall cause its Affiliates to, adopt the Assumed Plans and assume all Liabilities and responsibilities of the applicable Seller Entity thereunder, excluding, for the avoidance of doubt, any Retained Employee Liabilities and Liabilities for which Seller is expressly responsible pursuant to Section 5.5 or Section 2.5.

Section 5.8 Non-US Employees. For any Transferred Employees who are principally based outside of the United States, the provisions of Sections 5.5, 5.6 and 5.7 shall apply to such employees mutatis mutandis to the maximum extent permitted by applicable Law.

Section 5.9 Bulk Transfer Laws. Purchaser acknowledges that the Seller Entities have not taken, and do not intend to take, any action that may be required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws. Purchaser shall not withhold any portion of the Aggregate Purchase Price based on such non-compliance. The foregoing shall not limit (a) any representations or warranties of Seller in this Agreement or (b) except as provided in this Section 5.9, Purchaser’s right to withhold any amount pursuant to Section 2.12 of this Agreement.

Section 5.10 Resale or Other Exemption Certificates. At the Closing (or within such reasonable time thereafter as may be necessary to perfect the resale or other exemption certificates), Purchaser shall deliver to Seller fully completed and executed resale exemption certificates or other applicable exemption certificates for all jurisdictions identified by the Seller as jurisdictions in which Inventory is to be transferred. To the extent any jurisdiction refuses to accept any resale exemption certificate or other applicable exemption certificate provided by Purchaser, Seller and Purchaser agree that any Transfer Taxes assessed by such jurisdiction shall be borne 50% by Purchaser and 50% by Seller.

Section 5.11 Post-Closing Information.

(a) For a period of seven (7) years following the Closing, upon reasonable prior written request delivered to Purchaser, Purchaser shall, and Purchaser shall cause the Conveyed Companies and the Subsidiaries of Purchaser with respect to the Business to, afford to Seller and its Representatives reasonable access during regular normal business hours to the properties, books and records and employees of Purchaser, the Conveyed Companies and the Subsidiaries of Purchaser with respect to the Business to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Business, or to enable Seller and its Representatives to satisfy Seller’s and its Affiliates’ financial reporting obligations and, subject to Section 7.8, Tax Return preparation and filing obligations, or, subject to Section 7.5, to assist Seller and its Affiliates in connection with any Contest.

(b) For a period of seven (7) years following the Closing, Seller and its Representatives (including its outside accountants) shall have reasonable access, during normal business hours and upon reasonable prior written notice, to the records of the Business and to personnel of Purchaser, the Conveyed Companies and the Subsidiaries of Purchaser and to any other information or personnel thereof that Seller reasonably requests in connection with Seller completing the audit of its accounts; provided that, for the avoidance of doubt, in the case of Tax Records, Seller and its Representatives (including its outside accountants) shall have reasonable access pursuant to this Section 5.11(b) for as long as such Tax Records are required to be maintained by Purchaser pursuant to Section 7.9.

(c) For a period of seven (7) years following the Closing, upon prior written request delivered to Seller, Seller shall, and shall cause its Affiliates to, afford to Purchaser and its Representatives reasonable access during regular normal business hours to their books and records relating to the Business, including Tax records, personnel records, records relating to the Business Benefit Plans and financial records and related work papers solely to the extent necessary for the Purchaser’s operation of the Business or necessary to prepare or defend any judicial or administrative proceeding related to the Business or to enable Purchaser and its Representatives to satisfy Purchaser’s and its Affiliates’ financial reporting obligations and, subject to Section 7.8, Tax Return preparation and filing obligations, or, subject to Section 7.5, to assist Purchaser and its Affiliates in connection with any Contest.

Any such access by Purchaser or Seller under this Section 5.11 shall not unreasonably interfere with the conduct of the business of the other or its Affiliates. The Person receiving such access shall bear the reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Person in providing such access under this Section 5.11. Notwithstanding anything to the contrary in this Agreement, neither Seller nor Purchaser shall be required to disclose, or require its Affiliates to disclose, any information to the other or its Representatives under this Section 5.11 if such disclosure would (a) jeopardize any attorney-client, work product or other legal privilege or (b) contravene any applicable Order or Law (including privacy Laws), fiduciary duty or binding agreement (including any confidentiality or non-disclosure agreement); provided, that, in any of the foregoing events, the disclosing Person shall inform the other as to the general nature of what is being withheld as a result of the foregoing and shall use its commercially reasonable efforts to disclose such information in a way that would not waive such privilege or contravene any applicable Order, Law, fiduciary duty or agreement. Further, without limiting the foregoing, (i) Purchaser may redact any information covered by this Section 5.11 as and to the extent such information relates to Purchaser’s business, assets or liabilities other than the Conveyed Companies, the Purchased Assets or the Assumed Liabilities and (ii) Seller may redact any information covered by this Section 5.11 as and to the extent such information relates to Seller’s business, assets or liabilities other than the Business, the Conveyed Companies, the Purchased Assets or the Assumed Liabilities. Notwithstanding anything to the contrary herein, in the event of any Action or threatened Action between the Parties or their respective Affiliates (including any such Action relating to this Agreement or any related agreements or the transactions contemplated hereby or thereby), the covenants contained herein shall not apply with respect to access or any information related thereto (or the subject matter thereof) or requested in connection therewith and the requesting Party must utilize the available rules of discovery under applicable Law (provided that such restriction shall not apply to any information to the extent necessary for such Party to prepare any Tax Returns), nor shall the covenants herein be considered a waiver of any attorney-client privilege, work product or any similar privilege.

Section 5.12 Indemnification of Officers and Directors. For a period of six (6) years after the Closing, the Constituent Documents of each of the Conveyed Companies shall contain provisions no less favorable with respect to indemnification of Conveyed Company Covered Persons in their respective capacities as such than are set forth in such documents immediately prior to the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing were present or former individual managers, members, directors, officers, employees or, to the extent covered by Seller’s directors’ and officers’ liability insurance, agents of the Conveyed Companies and, in each of the foregoing cases, who is a natural person (each, together with such Persons heirs, executors or administrators, a “Conveyed Company Covered Person”) relating to service in such capacities prior to the Closing. At or prior to the Closing, Purchaser shall obtain directors’ and officers’ liability, employment practices liability and fiduciary liability insurance coverage for all Conveyed Entity Covered Persons that covers on a primary basis acts or omissions occurring prior to the Closing (including, with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) with a coverage limit of $20 million and other terms (including coverage period, retention or deductible amounts) as are reasonably acceptable to Seller. One-half of the cost of any premiums for such policy shall be treated as a transaction expense payable by the Seller. For the avoidance of doubt, any such prepaid insurance shall not be included as a current asset for purposes of calculating the Final Closing Working Capital. The rights of each Conveyed Company Covered Person hereunder shall be in addition to, and not in limitation of, any other rights such Conveyed Company Covered Person may have under the Constituent Documents of each of the Conveyed Companies, any other indemnification arrangement (unless such indemnification arrangement materially increases such Person’s rights to indemnification beyond such Person’s rights pursuant to such Constituent Documents and is not set forth on Schedule 5.12 of the Seller Disclosure Letter), applicable Laws or otherwise. The provisions of this Section 5.12 shall survive the consummation of the transactions contemplated hereby and are expressly intended to benefit each Conveyed Company Covered Person. This Section 5.12 shall in no event limit Purchaser’s or the other Purchaser Indemnitees’ rights, or Seller’s obligations, under Section 7.6 or Article VIII, and indemnification amounts paid or advanced by Purchaser or its Affiliates to Conveyed Company Covered Persons may be Losses for purposes thereof.

Section 5.13 Replacement of Parent Guarantees.

(a) Prior to the Closing, Purchaser and Seller shall use their reasonable best efforts to, effective on or before the Closing, (i) cause to be terminated each of the parent guarantees listed on Schedule 5.13(a)(i) of the Seller Disclosure Letter or any guarantees entered into after the date set forth on Schedule 5.13(a)(i) in the ordinary course of the Business consistent with past practice (including renewals and extensions of any of the foregoing) (the “Parent Guarantees”), (ii) replace the surety and other bonds set forth on Schedule 5.13(a)(ii) of the Seller Disclosure Letter or any surety and other bonds issued after the date set forth on Schedule 5.13(a)(ii) in the ordinary course of business consistent with past practice with respect to the Business (including renewals and extensions of any of the foregoing) (the “Seller Surety Bonds”), (iii) replace the letters of credit set forth on Schedule 5.13(a)(iii) of the Seller Disclosure Letter or any letters of credit issued after the date set forth on Schedule 5.13(a)(iii) in the ordinary course of business consistent with past practice by Seller or any of its Affiliates with respect to the Business (other than the Conveyed Companies) in support of any obligation of the Business (the “Parent LofCs”) and (iv) terminate any reimbursement obligations or other Contracts for obligations or Liabilities of the Business between and among Seller and its Affiliates (other than the Conveyed Companies), on the one hand, and the beneficiary of any such Parent Guarantee or the provider of any such Parent LofC, on the other hand, in each case, to the extent such Parent Guarantees, Seller Surety Bonds, Parent LofCs or Contracts relate to the Business. In the event that any such Seller Surety Bond or Parent LofC remains outstanding as of the Closing Date, Purchaser shall deliver to Seller at the Closing an unconditional letter of credit in form and substance reasonably satisfactory to Seller from a bank or other financial institution reasonably acceptable to Seller for (A) in the case of any such Seller Surety Bond set forth on Schedule 5.13(a)(ii), the aggregate amount set forth on Schedule 5.13(a)(ii) with respect to such Seller Surety Bond (but in no event more than the face amount thereof), (B) in the case of any such Seller Surety Bond entered into after the date set forth on Schedule 5.13(a)(ii) in accordance with this Section 5.13(a), the aggregate face amount of such Seller Surety Bond, (C) in the case any such Parent LofC set forth on Schedule 5.13(a)(iii), the aggregate amount set forth on Schedule 5.13(a)(iii) with respect to such Parent LofC (but in no event more than the face amount thereof), and (D) in the case of any such Parent LofC entered into after the date set forth on Schedule 5.13(a)(iii) in accordance with this Section 5.13(a), the aggregate face amount of such Parent LofC, in each case, to the extent such Seller Surety Bonds or Parent LofCs relate to the Business. Notwithstanding the foregoing, in the event that Purchaser or one of its Affiliates delivers an unconditional letter of credit directly to the third party beneficiary of any Seller Surety Bond or Parent LofC respecting the obligation to which such Seller Surety Bond or Parent LofC relates, and the third party beneficiary accepts such unconditional letter of credit, then Purchaser’s obligations to issue any unconditional letter of credit to Seller with respect to such Seller Surety Bond or Parent LofC shall be deemed satisfied to the extent of the amount so issued by Purchaser or one of its Affiliates and accepted by the third party and, if Purchaser has already issued such an unconditional letter of credit to Seller with respect to such Seller Surety Bond or Parent LofC, Purchaser may terminate or withdraw such unconditional letter of credit made to Seller without Liability or obligation other than Purchaser’s obligations under Section 5.13(b) (up to the amount of the unconditional letter of credit issued to, and accepted by, the third party beneficiary).

(b) To the extent Purchaser and Seller are unable to terminate or replace a Parent Guarantee, Seller Surety Bond or Parent LofC that relates to the Business or obtain the beneficiary’s consent to the substitution thereof prior to the Closing as contemplated by Section 5.13(a), Purchaser shall have a continuing obligation after the Closing to use its reasonable best efforts to have any such Parent Guarantee or Seller Surety Bond terminated or replaced in a manner consistent with Section 5.13(a) and to have any such Parent LofC terminated, and Seller shall provide reasonable cooperation to Purchaser in connection therewith. To the extent that Seller or any of its Affiliates has payment or performance obligations under (i) any such Parent Guarantee or (ii) any Seller Surety Bond or Parent LofC with respect to which Purchaser’s obligations to issue any unconditional letter of credit to Seller shall be deemed reduced or satisfied in accordance with the last sentence of Section 5.13(a), in each case, related to the Business, Purchaser and its Subsidiaries shall use their respective reasonable best efforts to pay and perform such obligations on behalf of Seller or such Affiliate of Seller or otherwise take such action as reasonably requested by Seller so as to put Seller or such Affiliate of Seller in the same position as if Purchaser (or its Subsidiaries), and not Seller or such Affiliate of Seller, had paid and performed or were paying and performing such obligations. Purchaser shall not, and shall not permit the Business, to enter into any amendment or waiver with respect to, or exercise any renewal option or other similar provision under, any Contract, agreement, lease or other arrangement that is then the subject of a Parent Guarantee, Seller Surety Bond or Parent LofC that has the effect of extending the term of such Contract, agreement, lease or other arrangement beyond its current term or otherwise increasing the exposure of Seller or its Affiliates under the applicable Parent Guarantee, Seller Surety Bond or Parent LofC. Neither Seller nor any of its Affiliates shall have any obligation to extend the term, or otherwise agree to any amendment or waiver, of any Parent Guarantee that remains outstanding after the Closing if the effect thereof would be to increase the exposure of Seller or its Affiliates thereunder.

(c) For the avoidance of doubt, nothing herein shall require Purchaser (or its respective Affiliates) to, and Seller shall not, and cause its Affiliates not to, issue (or cause or arranged to be issued) any surety bond or letter of credit in order to (i) terminate or replace a Parent Guarantee or (ii) obtain the beneficiary’s consent to such termination or replacement.

(d) From and after the Closing, Purchaser agrees to pay to Seller the amount of any Pending Undrawn Claim reflected in the Indebtedness Amount that Purchaser is paid or otherwise awarded, including in connection with any Action related thereto (net of reasonable expenses incurred in procuring such recovery).

Section 5.14 No Hire and Non-Solicitation of Employees.

(a) Neither Seller nor any of its Affiliates will at any time prior to eighteen (18) months from the Closing Date, directly or indirectly, (i) solicit the employment or services (whether as an employee, consultant, independent contractor or otherwise) of any of the Transferred Employees without Purchaser’s prior written consent, (ii) hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any of the Transferred Employees characterized as “Band 1”, “Band 2” or “Band 3” employees on the Employee Census or those set forth on Schedule 5.14(a) of the Seller Disclosure Letter, without Purchaser’s prior written consent or (iii) hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any Business Employee characterized as “Band 1”, “Band 2” or “Band 3” employees on the Employee Census or set forth on Schedule 5.14(a) of the Seller Disclosure Letter, and who is not a Transferred Employee, without Purchaser’s prior written consent; provided, that, the restrictions in the immediately preceding clause (i) shall not be deemed breached to the extent any employee initially and entirely independently contacts Seller or any of its Affiliates on his or her own initiative, without any solicitation or encouragement (directly or indirectly) by Seller or any of its Affiliates. This Section 5.14(a) shall be inapplicable to Transferred Employees who, subsequent to the Closing Date, have (x) been terminated by Purchaser or any of its Affiliates (A) for a period of at least six (6) months prior to such solicitation or hiring or (B) in connection with a broader reduction of force or layoff involving more than ten (10) Transferred Employees as part of a single initiative or (y) terminated their employment with the Purchaser or an Affiliate thereof with “good reason”.

(b) Neither Purchaser nor any of its Affiliates will at any time prior to eighteen (18) months from the Closing Date, directly or indirectly, (i) solicit the employment or services (whether as an employee, consultant, independent contractor or otherwise) of any of the employees of Seller and its Affiliates specified on Schedule 5.14(b) of the Seller Disclosure Letter without Seller’s prior written consent or (ii) hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any of the employees of Seller and its Affiliates specified on Schedule 5.14(b) of the Seller Disclosure Letter, without Seller’s prior written consent; provided, that, the restrictions in the immediately preceding clause (i) shall not be deemed breached to the extent any employee initially and entirely independently contacts Purchaser or any of its Affiliates on his or her own initiative, without any solicitation or encouragement (directly or indirectly) by Purchaser or any of its Affiliates. The foregoing provisions of this Section 5.14(b) shall be inapplicable to any employee who, subsequent to the Closing Date, has (x) been terminated by Seller or any of its Affiliates (A) for a period of at least six months prior to such solicitation or hiring or (B) in connection with a broader reduction of force or layoff involving more than ten (10) employees as part of a single initiative or (y) terminated their employment with the Seller or an Affiliate thereof with “good reason”. For the avoidance of doubt, the foregoing provisions shall not prohibit Purchaser and its Affiliates from engaging individual non-employee service providers of Seller and its Affiliates who work in the operation of the Business. Notwithstanding the foregoing, the provisions of Section 27 of the Confidentiality Agreement are hereby incorporated by reference herein as fully as if set forth herein in their entirety and such provisions shall apply mutatis mutandis and, as incorporated herein, shall not terminate upon termination of the Confidentiality Agreement.

For purposes of this Section 5.14, (i) the term “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise; provided that such searches are not focused or targeted on Persons employed by Purchaser or Seller or their Affiliates, as applicable, or Persons specified on Schedule 5.14(a) or Schedule 5.14(b) of the Seller Disclosure Letter, as applicable, and (ii) the term “good reason” shall mean a material diminution of such employee’s compensation and benefits (determined in the aggregate) or responsibilities as an employee with Purchaser or its Affiliates (in the case of Section 5.14(a)) or Seller or its Affiliates (in the case of Section 5.14(b)).

Section 5.15 Non-Competition.

(a) Until the fourth (4th) anniversary of the Closing Date (the “Non-Compete Period”), Seller shall not, and it shall cause its Affiliates not to, directly or indirectly, (i) engage in a business that competes with the Nile Core Business as the Nile Core Business is operated on the date hereof and as of the Closing Date by Seller and its Affiliates anywhere in the world, including, without limitation, the manufacture, distribution, installation or sale of any products (including the Nile Products) of the Nile Core Business that are manufactured, distributed, installed or sold by the Business on the date hereof and as of the Closing Date anywhere in the world, (ii) otherwise engage, as a principal or for its own account or solely or jointly with others (or as stockholders in any corporation or joint stock association), in a business that competes with the Nile Core Business as the Nile Core Business is operated on the date hereof and as of Closing Date by Seller and its Affiliates anywhere in the world, (iii) hold any voting equity interests in any Person who engages in such activities anywhere in the world or (iv) grant a Prohibited License (“Restricted Activities”).

(b) Notwithstanding Section 5.15(a), the following shall not be Restricted Activities:

(i) operation of the Seller Core Business as the Seller Core Business is operated by Seller and its Affiliates (each a “Covered Person”) on the date hereof or (to the extent of such operations in the ordinary course that are (x) consistent with past practice and (y) not primarily intended to limit the scope of the “Restricted Activities”) as of the Closing Date, including, without limitation, (1) the manufacture, distribution, installation or sale of any Nile Products in the operation of the Seller Core Business as the Seller Core Business is operated by Covered Persons on the date hereof and (2) offering for sale or selling products or services of the Seller Core Business that are not marketed as products or services that would reasonably be expected to be competitive with the Nile Core Business;

(ii) operation of the Phoenix Optix Business as the Phoenix Optix Business is operated by Covered Persons on the date hereof or (to the extent of such operations in the ordinary course that are (x) consistent with past practice and (y) not primarily intended to limit the scope of the “Restricted Activities”) as of the Closing Date (subject in all respects to the limitations set forth in the Intellectual Property Agreement); provided, that, the revenues for the Phoenix Optix Business do not directly or indirectly exceed $15,000,000 in the aggregate in any consecutive twelve-month period during the Non-Compete Period;

(iii) subject to the limitation set forth in Schedule 5.15(b) – 1 of the Purchaser Disclosure Letter, operation of the Seller Data Communications Business as the Seller Data Communications Business is operated by Covered Persons on the date hereof or (to the extent of such operations in the ordinary course that are (x) consistent with past practice and (y) not primarily intended to limit the scope of the “Restricted Activities”) as of the Closing Date; provided, that, this clause (iii) shall not be deemed to (A) include or permit the manufacture, distribution, installation or sale of Relevant Nile Products to those Persons set forth on Schedule 5.15(b) – 2 of the Purchaser Disclosure Letter (“Restricted Persons”) or in a manner that would reasonably be expected to be sold or offered to be sold to any Restricted Persons, (B) include or permit the manufacture, distribution, installation or sale of Relevant Nile Products to Persons other than Restricted Persons unless Relevant Nile Products are purchased or sourced from Purchaser or one of its Subsidiaries; provided, further, this clause (B) shall only apply to the extent that Purchaser and its Affiliates comply with the terms and conditions of the Supply Agreement in which Purchaser is identified as the “Seller” in all material respects and the pricing and other terms and conditions for such products are Competitive, (C) include or permit the manufacture, distribution, installation or sale of Passive Category Cable Assemblies and Passive Fiber Optic Cable Assemblies that are longer than five (5) meters to Restricted Persons or in a manner that would reasonably be expected to be sold or offered to be sold to any Restricted Persons or (D) otherwise include or permit the manufacture, distribution, installation or sale of Passive Category Cable Assemblies and Passive Fiber Optic Cable Assemblies that are longer than five (5) meters to Persons other than Restricted Persons unless (x) purchased or sourced from Purchaser or one of its Subsidiaries or (y) made by or on behalf of Seller and its Affiliates or purchased or sourced from third parties, but only to the extent that the annual sales of such Passive Category Cable Assemblies and Passive Fiber Optic Cable Assemblies made by or on behalf of Seller and its Affiliates or purchased from third parties do not exceed $25,000,000 in the aggregate in any consecutive twelve-month period; provided, further, this clause (D) shall only apply to the extent that (x) Purchaser and its Affiliates comply with the terms and conditions of the Supply Agreement in which Purchaser is identified as the “Seller” in all material respects and (y) Purchaser and its Affiliates offer any Passive Category Cable Assemblies and Passive Fiber Optic Cable Assemblies that are longer than 5 meters on pricing and other terms and conditions that are in all material respects at least as favorable to Seller and its Affiliates as the pricing and other terms and conditions offered or sold by Purchaser or its Affiliates to other third parties for comparable products (adjusting for differences in lengths) with substantially similar volumes and under similar circumstances;

(iv) investing in any third Person which engages in any business that engages in Restricted Activities, so long as the aggregate investment of all Covered Persons is less than ten percent (10%) of the outstanding voting and economic interest in such third Person;

(v) the Permitted FTTA Activity; and

(vi) performing obligations under the Transaction Documents.

(c) Nothing in this Section 5.15 shall prohibit or otherwise restrict a Covered Person from acquiring (each, an “Acquisition Transaction”) after the date hereof an interest (whether by merger, stock purchase, asset purchase or other business combination) in:

(A) a business or entity (a “Larger Business”) provided that such Larger Business (i) immediately prior to the time of such Acquisition Transaction derives 25% or less of its annual revenue (based on the most recently available annual consolidated financial statements of such Person or business at the time of such Acquisition Transaction) from the Restricted Activities and (ii) is not reasonably expected in the two-year period immediately following the time of such Acquisition Transaction to derive more than $125,000,000 of revenue in such two-year period from the Restricted Activities;

(B) a business or entity (a “DAS Business”) provided that such DAS Business (i) immediately prior to the time of such Acquisition Transaction derives 15% or less of its annual revenue (based on the most recently available annual consolidated financial statements of such Person or business at the time of such Acquisition Transaction) from sales of DAS Products that constitute Restricted Activities and (ii) is not reasonably expected in the two-year period immediately following the time of such Acquisition Transaction to derive more than $50,000,000 of revenue in such two-year period from sales of DAS Products that constitute Restricted Activities;

(C) acquiring a business or entity (a “Small Business”) provided that such Small Business (i) immediately prior to the time of such Acquisition Transaction derives 42.5% or less of its annual revenue (based on the most recently available annual consolidated financial statements of such Person or business at the time of such Acquisition Transaction) from the Restricted Activities and (ii) the total aggregate amount of Small Business Revenue during the Non-Compete Period for all Small Businesses shall not exceed $125,000,000; or

(D) acquiring a business or entity if such Covered Person divests to an unaffiliated third party its interest in the portion of the business that engages in Restricted Activities acquired with such business or entity as soon as reasonably practicable and in any event within twelve (12) months of such Acquisition Transaction;

provided, that, (1) in the case of the foregoing clauses (A) and (C), in the event the business or entity subject to the Acquisition Transaction derives any revenue from sales of DAS Products that constitute Restricted Activities, then the proposed acquisition under clauses (A) and (C) must also satisfy the provisions of clause (B); (2) in the case of the foregoing clause (B), in the event the business or entity subject to the Acquisition Transaction also derives revenue from Restricted Activities (other than from the sale of DAS Products that constitute Restricted Activities), then the proposed acquisition under clause (B) must also satisfy the provisions of clause (A) or clause (C); and (3) if such Covered Person divests to an unaffiliated third party its interest in the portion of the business that engages in Restricted Activities acquired with the Small Business as soon as reasonably practicable and in any event within twelve (12) months of such Acquisition Transaction, then the Small Business Revenue from such divested business that engages in Restricted Activities shall be excluded from determining the aggregate Small Business Revenue for purposes of clause (C) above.

In addition, for the avoidance of doubt, this Section 5.15 shall not (x) be applicable to any Person or any of its Affiliates (other than Seller and its Subsidiaries) that acquires an interest in Seller or its Affiliates through any Acquisition Transaction (provided that such Person was not an Affiliate of Seller or any of its Subsidiaries prior to such Acquisition Transaction) or (y) be applicable to any Person as of and following such time that such Person ceases to be a Covered Person.

(d) Seller hereby acknowledges that it is familiar with confidential information of or pertaining to the Business. Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 5.15 and elsewhere in this Agreement were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder. Seller hereby acknowledges that the restrictive covenants set forth in this Section 5.15 and elsewhere in this Agreement are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Business and to prevent the impairment of the value of the substantial investment therein being made by Purchaser hereunder. The Parties agree that, if any court of competent jurisdiction in a final, non-appealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.15 or other restrictive covenant in this Agreement is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable Party. It is agreed that any breach or threatened breach of the restrictive covenants set forth in this Section 5.15 or elsewhere in this Agreement would cause irreparable injury to the Business and that money damages would not provide an adequate remedy to Purchaser.

(e) During the Non-Compete Period and for one year thereafter, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to maintain complete and accurate records as would be reasonably necessary for Purchaser to determine compliance by Seller with Section 5.15(a), including records of all amounts billed by Seller or its Affiliates with respect to Restricted Activities, as reasonably necessary to verify compliance with (i) the proviso in Section 5.15(b)(ii), (ii) the second proviso in Section 5.15(b)(iii), (iii) the revenue threshold in the second proviso in the definition of Permitted FTTA Activity for purposes of Section 5.15(b)(v) and (iv) Section 5.15(c). During the Non-Compete Period and for one year thereafter, Purchaser shall have the right to inspect and audit (or cause its Representatives to inspect and audit) the relevant records of Seller and its Affiliates for the purpose of verifying compliance with such provisions and Seller shall, and shall cause its Affiliates to, provide reasonable cooperation and support to Purchaser and its Representatives in conducting such audit. Purchaser may perform such an audit not more than once in any twelve (12) month period. Purchaser shall give no less than thirty (30) days advance written notice to Seller of such audit, and each such audit shall be conducted during normal business hours and in a manner that does not cause unreasonable disruption to the conduct of business by Seller or its Affiliates. If Purchaser conducts an audit pursuant to this Section 5.15(e) and it is determined that Seller is in compliance, other than in any de minimis respect, with (i) the proviso in Section 5.15(b)(ii), (ii) the second proviso in Section 5.15(b)(iii), (iii) the revenue threshold in the second proviso in the definition of Permitted FTTA Activity for purposes of Section 5.15(b)(v) and (iv) Section 5.15(c), then Purchaser shall reimburse Seller for its reasonable, out-of-pocket costs and expenses incurred in connection with such audit.

(f) Purchaser also agrees to the matters set forth on Schedule 5.15(f) of the Seller Disclosure Letter.

Section 5.16 Post-Closing Obligations for Leases. Purchaser shall not, and shall cause its Subsidiaries (including the Conveyed Companies) not to, without the prior written consent of Seller, exercise any right with regard to, or enter into, any amendment, renewal, modification or waiver of, any Real Property Lease that could extend the term thereof beyond its then-current term with respect to any Real Property Lease as to which Seller or one of its Affiliates (other than a Conveyed Company) remains the leasing party, or a guarantor, or is otherwise secondarily liable for the obligations of the lessee, under such lease. Notwithstanding the foregoing, with respect to any Real Property Lease that involves a month-to-month tenancy and with respect to which Seller or one of its Affiliates (other than a Conveyed Company) remains the leasing party, or a guarantor or is otherwise secondarily liable, in no event shall Purchaser or any of its Subsidiaries (including the Conveyed Companies) extend such Real Property Lease (or otherwise continue or renew such month-to-month tenancy) later than the date that is twenty four (24) months after the Closing Date. Nothing in this Agreement shall be deemed to prevent Purchaser or any of its Subsidiaries (including the Conveyed Companies) from seeking a novation of, or entering into a new lease for the Leased Real Property (or portion thereof) relating to, any Real Property Lease as to which Seller (or any of its Affiliates) remains the leasing party, or a guarantor, or is otherwise secondarily liable for the obligations of the lessee under such lease so long as such novation or new lease does not involve or entail any Liability or obligation of Seller or any of its Affiliates (other than a Conveyed Company) (as guarantor or otherwise).

Section 5.17 Confidentiality.

(a) Each party agrees to continue to abide by the Confidentiality Agreement and the CT Confidentiality Agreement, the terms of which are incorporated by reference in this Agreement and which terms will survive until the Closing, at which time, the Confidentiality Agreement (other than those provisions restricting the use and disclosure of Purchaser’s or its Affiliates’ Evaluation Material (as defined therein), which will continue in full force and effect in accordance with their terms) and the CT Confidentiality Agreement will each terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and CT Confidentiality Agreement will continue in full force and effect until terminated in accordance with their respective terms. Except as contemplated by Section 10.7, the existence of this Agreement and the terms hereof and thereof (including the Exhibits and Schedules appended hereto and thereto and the Seller Disclosure Letter) will be deemed “Evaluation Material,” as defined in, and pursuant to the terms of, and subject to the exceptions contained in, the Confidentiality Agreement.

(b) From and after the Closing for a period of ten (10) years from the Closing Date, except as otherwise expressly provided in this Agreement or in any Transaction Document, Seller (x) shall not, and shall cause its Affiliates and Representatives not to, at any time disclose to any Person (other than Purchaser and its Affiliates) or use (except as may be necessary to enforce its rights hereunder) any Confidential Information of Purchaser or its Affiliates or Confidential Information acquired by Purchaser or its Permitted Designees pursuant to Section 2.2(h) (“Purchaser Confidential Information”), whether or not such information is embodied in writing or other physical form and (y) shall, and shall direct its Affiliates and Representatives to (and be responsible for any breach thereof), hold in strict confidence, and treat as confidential, all such Purchaser Confidential Information; provided, that, the foregoing shall not (1) limit in any respect the proviso in Section 2.2(h)(i), (2) apply to information acquired by Purchaser or its Permitted Designees pursuant to Section 2.2(h)(ii) to the extent relating to Seller’s or its Affiliates’ businesses other than the Business or (3) apply to the extent that such disclosure or use (i) is required by applicable Law (provided, that, in such case, to the extent permitted by Law, Seller shall, and shall cause its Affiliates and Representatives to, cooperate with and provide Purchaser an opportunity to object to the disclosure and give Purchaser as much prior written notice as is reasonably possible under the circumstances, only disclose such information to the extent required by Law and, upon request by Purchaser, use reasonable efforts, at Purchaser’s expense, to obtain reliable assurance that confidential treatment will be accorded to any such information required by Law to be disclosed), (ii) is to an Affiliate or Representative of Seller who has a need to know such information for a purpose not prohibited by this Section 5.17(b) and is informed of its obligation to not use such information and to hold such information confidential, in each case, to the same extent as is applicable to the Seller and in respect of whose failure to comply with such obligations Seller will be responsible or (iii) is of non-confidential information. Non-confidential information for purposes of this Section 5.17(b) shall mean information (A) that is or becomes generally available to the public other than as a result of disclosure by Seller or an Affiliate or Representative thereof in breach of any confidentiality obligation, (B) that becomes available to Seller or an Affiliate thereof after the Closing Date on a non-confidential basis from a source other than Purchaser or an Affiliate thereof; provided that such source is not known by Seller to be bound by any obligation of confidentiality to Purchaser or any of its Affiliates (including the Conveyed Companies) or (C) that Seller can establish by reasonable evidence is independently developed by Seller or any Affiliate thereof without reference to or reliance upon Purchaser Confidential Information.

(c) From and after the Closing for a period of ten (10) years from the Closing Date, except as otherwise expressly provided in this Agreement or in any Transaction Document, Purchaser (x) shall not, and shall cause its Affiliates and Representatives not to, at any time disclose to any Person (other than Seller and its Affiliates) or use (except as may be necessary to enforce its rights hereunder) any Confidential Information of Seller or its Affiliates described in Section 2.3(a)(iii)(B) or Section 2.2(h)(ii) or Confidential Information of Seller or its Affiliates disclosed prior to Closing by Seller or its Affiliates or their respective Representatives, in each case, pursuant to this Agreement or in connection with the transactions contemplated hereby and any Confidential Information of Seller or its Affiliates obtained in connection with any audit pursuant to Section 5.15(e) (“Seller Confidential Information”), whether or not such information is embodied in writing or other physical form and (y) shall, and shall direct its Affiliates and Representatives to (and be responsible for any breach thereof), hold in strict confidence, and treat as confidential, all such Seller Confidential Information; provided, that, the foregoing shall not

(1) apply to information to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities or (2) apply to the extent that such disclosure or use (i) is required by applicable Law (provided, that, in such case, to the extent permitted by Law, Purchaser shall, and shall cause its Affiliates and Representatives to, cooperate with and provide Seller an opportunity to object to the disclosure and give Seller as much prior written notice as is reasonably possible under the circumstances, only disclose such information to the extent required by Law and, upon request by Seller, use reasonable efforts, at Seller’s expense, to obtain reliable assurance that confidential treatment will be accorded to any such information required by Law to be disclosed), (ii) is to an Affiliate or Representative of Purchaser who has a need to know such information for a purpose not prohibited by this Section 5.17(c) and is informed of its obligation to not use such information and to hold such information confidential, in each case, to the same extent as is applicable to the Purchaser and in respect of whose failure to comply with such obligations Purchaser will be responsible or (iii) is of non-confidential information. Non-confidential information for purposes of this Section 5.17(c) shall mean information (A) that is or becomes generally available to the public other than as a result of disclosure by Purchaser or an Affiliate or Representative thereof in breach of any confidentiality obligation, (B) that is or becomes available to Purchaser or an Affiliate thereof on a non-confidential basis from a source other than Seller or an Affiliate thereof; provided that such source is not known by Purchaser to be bound by any obligation of confidentiality to Seller or any of its Affiliates (excluding the Conveyed Companies) or (C) that Purchaser can establish by reasonable evidence is independently developed by Purchaser or any Affiliate thereof without reference to or reliance upon any Seller Confidential Information. Notwithstanding the foregoing, the provisions of Section 27 of the Confidentiality Agreement are hereby incorporated by reference herein as fully as if set forth herein in their entirety and such provisions shall apply mutatis mutandis and, as incorporated herein, shall not terminate upon termination of the Confidentiality Agreement.

Section 5.18 Assumed Liabilities Covered by Seller Insurance. With respect to (a) events relating to the Assumed Liabilities or losses or (b) damages related to the Purchased Assets or the Conveyed Companies or their assets, each of which occurred or existed prior to the Closing Date and which are covered by Seller’s or its Affiliates’ occurrence-based third-party liability insurance policies, (i) Purchaser shall promptly notify Seller of any matter that is reasonably expected to give rise to a claim under any such policy (provided, that, the failure to promptly notify Seller shall not relieve Seller from its obligations under clause (ii), except to the extent that Seller’s ability to pursue such claim or recover under such policies is actually and materially prejudiced thereby), and (ii) Purchaser may make claims, or Seller shall and shall cause its Affiliates to make claims, under such policies to the extent such coverage and limits are available under such policies and any insurance proceeds received with respect thereto shall be promptly delivered to Purchaser or its Permitted Designee. Seller agrees to use its commercially reasonable efforts to pursue all such claims; provided, however, that Purchaser shall exclusively bear (and Seller shall have no obligation to repay or reimburse Purchaser for) the amount of any deductibles associated with claims made under such policies and programs except to the extent Purchaser is entitled to indemnification pursuant to Article VIII. Purchaser and Seller shall cooperate in connection with making such claim and each Party shall provide the other with all reasonably requested information necessary to make such claim. Promptly after the Closing Seller shall have Purchaser and its Affiliates named as (a) additional insureds under the Seller’s or its Affiliates’ occurrence-based third-party liability insurance policies with respect to events relating to the Assumed Liabilities or the Conveyed Companies or their assets that occurred or existed prior to the Closing and (b) named as loss payee parties under the Seller’s or its Affiliates’ first-party insurance currently in force.

Section 5.19 Financing.

(a) Purchaser shall use its reasonable best efforts to arrange and to consummate the Debt Financing (or, at the option of Purchaser, an equity offering in lieu of any portion of the Debt Financing) on the terms and conditions described in the Financing Commitments, which shall include using its reasonable best efforts to (i) maintain in effect the Financing Commitments and to negotiate and execute definitive agreements with respect to the Debt Financing on terms that, when taken as a whole, are not materially less favorable, in the aggregate, to Purchaser than those contained in the Financing Commitments (including any “flex” provisions applicable thereto), which terms shall not in any material respect expand on the conditions to the Closing or to the funding at the Closing of the Debt Financing (the “Financing Agreements”), (ii) satisfy (or obtain a waiver of) on a timely basis all conditions in the Financing Commitments and the Financing Agreements that are to be satisfied by Purchaser and in its control and necessary to consummate the Debt Financing at or prior to the Closing, (iii) enforce its rights under the Financing Commitments and Financing Agreements, including through litigation pursued in good faith, (iv) consummate the Debt Financing at the Closing, including using reasonable best efforts to (in the event that all conditions in the Financing Commitments are satisfied) cause the Financing Sources to fund the Debt Financing at the Closing and (v) comply with its obligations under the Financing Commitments. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments (including any “flex” provisions applicable thereto) and/or the Financing Agreements, or Purchaser becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Debt Financing unavailable, Purchaser shall use its reasonable best efforts to arrange to obtain promptly, on terms that are not materially less favorable to Purchaser than the Debt Financing contemplated by such Financing Commitments (including any “flex” provisions applicable thereto) and/or Financing Agreements, as applicable, any such portion from alternative sources in an amount, when added to the portion of the Debt Financing that is available, equal to the amount of Debt Financing committed on the date hereof pursuant to the Financing Commitments (“Alternative Financing”) and to obtain, and, when obtained, to provide Seller with a copy of, a new financing commitment and related fee letter (which fee letter may be redacted as specified in the “Redacted Fee Letter” definition) that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”); provided, that, after giving effect to any such Alternative Financing Commitment Letter and assuming the references therein to the Financing Commitments and Debt Financing are references to the Alternative Financing Commitment Letter and Alternative Financing, respectively, the representations and warranties of Purchaser set forth in Section 4.5 shall be true and correct in all material respects on and as of such date with the same effect as though made on and as of such date. If applicable, other than in the immediately preceding sentence, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing,” any reference to “Financing Commitments” or “Financing Commitment” shall include the “Alternative Financing Commitment Letter,” any references to “Financing Sources” and “Financing Source” shall include the source of any “Alternative Financing” and any reference to “Financing Agreements” shall include any “Alternative Financing Agreements.”

(b) Purchaser shall provide to Seller prompt written notice (i) of any breach or default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Financing Commitments and/or the Financing Agreements if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Debt Financing and (ii) of the receipt of any written notice or other written communication from any party to the Financing Commitments and/or the Financing Agreements with respect to (x) any breach, default or repudiation by any party to the Financing Commitments and/or the Financing Agreements or (y) any dispute or disagreement as to the obligation to fund the Debt Financing, or as to the satisfaction of conditions to or the amount of the Debt Financing to be funded, at Closing, in each case, that would reasonably be expected to affect the timely availability of, or the amount of, the Debt Financing; provided, that in no event will Purchaser be under any obligation to disclose any information that is subject to attorney-client, work product or similar privilege if Purchaser shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Purchaser shall from time to time keep Seller informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Purchaser shall not, without Seller’s prior written consent, permit any amendment, modification or supplement to be made to, or any waiver of, any provision of or remedy under the Financing Commitments and/or the Financing Agreements which would (1) reasonably be expected to adversely affect Purchaser’s ability to consummate the transactions contemplated by this Agreement, (2) reduce the aggregate cash amount of the Debt Financing available to be funded at the Closing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any flex provisions existing on the date hereof)), (3) impose new or additional conditions or amend, modify or expand upon (unless such new conditions or amendment, modification or expansion would not reasonably be expected to prevent, impair or delay the consummation of the Debt Financing or make the funding of any portion of the Debt Financing or satisfaction of any condition to obtaining the Debt Financing materially less likely to occur) the conditions precedent to the Debt Financing as set forth in any of the Financing Commitments or (4) impair, delay (taking into account the Marketing Period) or prevent the consummation of the transactions contemplated by this Agreement (collectively, the “Restricted Commitment Letter Amendments”); provided, that subject to the limitations set forth in this Section 5.19(b), Purchaser may amend the Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Financing Commitments as of the date hereof. Purchaser shall promptly deliver to Seller copies of any proposed Restricted Commitment Letter Amendment (in redacted form as specified in the “Redacted Fee Letter” definition with respect to any fee letters); provided that in no event will Purchaser be under any obligation to disclose such information and documentation if Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in litigation and such information is reasonably pertinent to the litigated dispute (for the avoidance of doubt, it being understood that this proviso shall in no way limit the right of Seller or any of its Affiliates to obtain discovery with respect to any matter in connection with any such litigation to the extent such discovery would otherwise be permitted in connection with such dispute).

(c) Prior to the Closing, Seller shall provide, or cause its Subsidiaries to provide, to Purchaser, and Purchaser shall promptly, upon request of Seller, reimburse Seller or its designees for all out-of-pocket expenses (including reasonable attorneys’ fees) for, all cooperation that is reasonably requested by Purchaser in connection with the Debt Financing (which shall be deemed to include any offering of debt securities that Purchaser may elect to pursue to finance the transactions contemplated hereby), so long as such requested cooperation does not unreasonably interfere with the normal operations of Seller, including the following actions: (i) causing Seller’s and the Business’ senior officers to, and using reasonable best efforts to cause external auditors to, participate in sessions with the ratings agencies and a reasonable number of meetings, presentations, road shows, due diligence sessions and drafting sessions with actual and prospective lenders, financing sources and investors (including customary one-on-one meetings with parties acting as lead arrangers or prospective “anchor” lenders and investors) in the Debt Financing upon reasonable advance notice, (ii) reasonably cooperate with the marketing efforts of Purchaser and its Financing Sources and assisting with the timely preparation of appropriate and customary materials for rating agency presentations, bank information memoranda, bank syndication materials, private placement memoranda, offering documents, road show materials and similar documents required in connection with arranging the Debt Financing, (iii) assisting with the preparation of and, subject to the occurrence of the Closing, executing, any pledge and security documents, any credit or loan agreements and other definitive financing documents, including information necessary for completion of the schedules thereto (including a certificate of the chief financial officer or person performing similar functions of Purchaser with respect to solvency matters as of the Closing in the form attached to the Financing Commitments, secretary’s certificates, closing certificates, notices and other documentation that is customarily required for the closing of a financing such as the Debt Financing), (iv) facilitating the pledging of collateral of the Purchased Assets and the assets of the Conveyed Companies (including assisting with the execution, preparation and delivery of original stock certificates (or local equivalents) and other certificated securities of the Conveyed Companies that are pledged under the Debt Financing and original stock powers executed in blank (or local equivalents) to the parties to the Financing Commitments (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date) and taking reasonable steps necessary to permit the Financing Sources to evaluate the Purchased Assets, the assets of the Conveyed Companies and cash management and accounting systems and policies and procedures relating thereto for purposes of establishing collateral arrangements (including collateral field examinations and appraisals) as well as establishing bank and other accounts and blocked account agreements and lock box arrangements, provided that no pledge shall be effective until the Closing and the delivery of any such original stock certificates and other certificated securities and original stock powers shall be delivered in escrow pending release at Closing, (v) furnishing to Purchaser and the Financing Sources on a reasonable and timely basis (A) the Required Financial Information, (B) information required in connection with confidential information memoranda and lenders’ presentations, in each case customarily used in syndication and (C) such other financial information regarding the Business as may be reasonably requested by Purchaser in order to consummate the Debt Financing, (vi) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing with respect to any Indebtedness to be paid at Closing or with respect to any other liens relating to the Conveyed Companies not permitted to remain outstanding under the terms of this Agreement, and the taking of all actions as may be required or reasonably requested by Purchaser or the Financing Sources in connection with the repayment of such Indebtedness (including the timely delivery of notices of prepayment), (vii) provide Purchaser with all documentation and other information with respect to the Purchased Assets, Assumed Liabilities and Conveyed Companies

as shall have been reasonably requested in writing by Purchaser at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and that are required by paragraph 7 of Exhibit D of the Financing Commitments, (viii) as requested by Purchaser, facilitating the taking of corporate actions (subject to the occurrence of the Closing) by the Conveyed Companies as is reasonably necessary to consummate the Debt Financing, (ix) providing customary authorization and management representation letters representing (without knowledge or any similar qualifier) that the information provided by Seller for inclusion in any confidential information memorandum or lender presentation does not include material non-public information about Seller and its Subsidiaries, and designating the information provided by Seller for presentation to Financing Sources as suitable to be made available to lenders who do not wish to receive material non-public information, (x) using reasonable best efforts to assist Financing Sources in obtaining auditor comfort letters, consents, surveys, legal opinions from outside counsel (and not internal counsel) and title insurance as reasonably requested by Financing Sources and (xi) furnishing to Purchaser and the Financing Sources such information as may be necessary so that the Required Financial Information is complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading; provided, that, notwithstanding anything in this Agreement to the contrary, other than the Conveyed Companies (and then only when the Closing occurs) neither Seller nor its Subsidiaries shall, nor shall any of their respective officers, directors, employees, equityholders or representatives, (1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any agreement or any document related to the Debt Financing, (3) be required to incur any other liability in connection with the Debt Financing contemplated by the Financing Commitments or (4) otherwise take any action in violation or conflict with any of Seller’s or one or more of its Subsidiaries’ (including the Conveyed Companies) Constituent Documents or any applicable Laws. Purchaser shall indemnify and hold harmless Seller and its Affiliates, and their respective officers, employees, representatives and Affiliates, from and against any and all liabilities or losses suffered or incurred by them (including attorneys’ and other fees and expenses as incurred) in connection with the Debt Financing and the performance of their respective obligations under this Section 5.19(c) and any information utilized in connection therewith, except in the event such liabilities and losses arose out of or resulted from (x) the willful misconduct of Seller or its Affiliates or their Representatives or (y) information provided by or on behalf of Seller or its Affiliates (including the historical financial information of the Business). Seller hereby consents to the reasonable use of logos used in the Business in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or any of its Affiliates or the reputation or goodwill of the Seller or any of its Affiliates or any of their logos and on such other customary terms and conditions as the Seller shall reasonably impose.

(d) Notwithstanding anything to the contrary in this Section 5.19 or otherwise, Purchaser acknowledges and agrees that, other than the obligations specified under Section 5.19, Seller and its Affiliates have no responsibility for any financing that Purchaser and its Affiliates may raise in connection with the transactions contemplated by this Agreement.

Section 5.20 Restructuring; Separation Cooperation.

(a) Notwithstanding anything herein to the contrary, Seller shall, on or prior to the Closing Date, take the actions described on Schedule C (as may be amended in accordance with this Section 5.20). Schedule C may be amended by Seller without the consent of Purchaser: (i) to comply with applicable Laws; and/or (ii) to secure the consent or approval of a Governmental Authority necessary to consummate any of the transactions contemplated by this Agreement; and/or (iii) to add transfers of Cash and Cash Equivalents, Excluded Assets or Retained Liabilities from the Conveyed Companies to Seller or an Affiliate of Seller (other than a Conveyed Company) by dividend, distribution, sale, payment of intercompany advances or Indebtedness, or other transfer; provided, however, that any such amendment shall require the prior written consent of Purchaser if any such proposed amendment includes any steps or actions that would (A) cause Purchaser or any of its Affiliates to violate any Law or Contract, (B) cause any representation or warranty of Seller in Article III of this Agreement to become untrue or incorrect in any material respect, (C) other than in any de minimis respect, create or result in any increase in any Assumed Liabilities or any other Liabilities or obligations of Purchaser with respect to which Purchaser is not entitled to indemnification pursuant to this Agreement (including any incremental transfer Taxes required to be paid by Purchaser hereunder, other than any transfer Taxes reasonably likely to be recovered within two (2) years by Purchaser or its Affiliates under applicable Law without material cost or expense or restructuring or the implementation of further Tax planning techniques by Purchaser or any of its Affiliates), (D) create or give rise to any material loans or balances (x) between any Conveyed Company, on one hand, and another Conveyed Company, on the other hand, or (y) between any Conveyed Company, on one hand, and the Seller or any of its Affiliates (other than the Conveyed Companies), on the other hand, that would not be canceled or terminated without further liability or obligation on or before the Closing pursuant to this Agreement, (E) (x) reduce the paid in capital, statutory capital or other local Law equivalent with respect to any Conveyed Company below (A) the amount required by applicable Statutory Minimums with respect to such Conveyed Company or (B) an amount which would result in Purchaser or any of its Affiliates being required by applicable Law to contribute additional capital to such Conveyed Company, or (y) result in negative equity or negative retained earnings, distributable reserves or other local Law equivalent, (F) involve entering into any covenant or agreement with any Taxing Authority that would bind Purchaser or any Conveyed Company in any material respect with respect to any period (or portion thereof) beginning after the Closing Date, (G) other than in any de minimis respect, have any adverse Tax impact on Purchaser, any of its Subsidiaries or any Conveyed Company, or (H) other than in any de minimis respect, impose restrictions or limitations on Purchaser, any of its Subsidiaries or any Conveyed Company not otherwise contemplated by this Agreement (taking into account the transactions contemplated by this Agreement); provided that, in each case, no such consent shall be required to the extent (X) Purchaser is entitled to indemnification pursuant to Section 7.6 or Article VIII for Losses arising out of such proposed amendment and (Y) Seller acknowledges in writing such indemnity obligation with respect to the full amount of any Loss resulting therefrom. With respect to any amendments to Schedule C proposed by Seller that do not require Purchaser’s consent pursuant to this Section 5.20, Seller shall in good faith consult with Purchaser as to such proposed amendment. To the extent Purchaser has any concerns with any such amendment proposed by Seller, Purchaser shall provide to Seller any information available to Purchaser that is reasonably requested in writing by Seller to enable Seller to understand the impact of such amendment on Purchaser, its

Subsidiaries or any Conveyed Company, and Seller shall consider in good faith suggestions by Purchaser. Without the prior written consent of Purchaser (which consent shall not be unreasonably conditioned, delayed or withheld), Seller shall not take any valuation positions in the Restructuring that would restrict Purchaser’s ability to negotiate the Allocation. Any executed documents, instruments or certificates (or forms thereof) that would be considered Purchased Assets or assets of a Conveyed Company, (X) shall be in form and substance reasonably acceptable to Purchaser (consistent with this Agreement), (Y) other than in any de minimis respect, shall not impose Liabilities, restrictions or limitations on Purchaser or the Conveyed Companies not contemplated by this Agreement (taking into account the transactions contemplated by this Agreement, including the assumption of the Assumed Liabilities by Purchaser) and (Z) shall be made available to Purchaser promptly following their completion. Prior to Closing Seller shall, and shall cause its Affiliates to, (i) take such actions necessary so that Codenoll Technology Corporation does not constitute a Conveyed Company and that none of its equity interests are held by any other Conveyed Company and (ii) use commercially reasonable efforts to liquidate and dissolve each of the entities set forth on Schedule 5.20(a), in each case, without any continuing Liability to the Conveyed Companies (or, after the Closing, Purchaser or its Affiliates).

(b) Prior to the Closing, without in any way altering the defined terms “Purchased Assets” or “Excluded Assets,” Seller and Purchaser shall, and shall cause their respective Affiliates to, in consultation with the other party, use commercially reasonable efforts to identify the internal separation activities necessary for the Business to operate in a manner independent from Seller and its Affiliates (other than the Conveyed Companies) and for the businesses (other than the Business) of Seller and its Affiliates (other than the Conveyed Companies) to operate independently of the Business. Further, upon the reasonable request of the other party, Seller and Purchaser shall, and shall cause their respective Affiliates to, subject to applicable Law, provide reasonable cooperation to the other party in (x) effecting such separation activities such that the Business can operate in a manner independent from Seller and its Affiliates (other than the Conveyed Companies) at or promptly after the Closing and (y) taking such other actions to otherwise reduce the term of services required by Purchaser and its Affiliates (including the Conveyed Companies) (or, with respect to any services provided by Purchaser and its Affiliates (including the Conveyed Companies) to Seller or its Affiliates, required by Seller and its Affiliates) under the Transition Services Agreement, including, in the case of Seller, reasonable access to information for Purchaser to market insurance coverage for the Business to be effective as of Closing, using reasonable best efforts to assist with data extraction, data migration (including product catalog data, employee master payroll data and historical reporting data from the Health Reimbursement Plan and Health Reimbursement Arrangement, in the form of data extracts) and similar matters and reasonably cooperating with Purchaser in facilitating Purchaser’s efforts to migrate Transferred Employees to its payroll and benefits plans, systems and processes, which cooperation shall include providing Purchaser, subject to applicable Law, with reasonable access to information, books, records and personnel reasonably requested in connection with such efforts (including information relating to the Business Employees and Shared Service Employees or the benefits and compensation from time to time provided to the Business Employees and Shared Service Employees), including (A) providing reasonable access to the personnel of Seller and its Affiliates during normal business hours and on at least five Business Days’ notice to Seller, (B) facilitating meetings with, any Business Employee or Shared Service Employee during normal business hours and on at least five Business Days’ notice to Seller for purposes of making announcements concerning and preparing for the consummation of the transactions contemplated by this Agreement, (C) providing reasonable access to local information technology personnel to provide data or interface layouts for local requirements, (D) directing third party service providers to the Business to provide reasonably requested information, (E) otherwise providing reasonable cooperation to Purchaser and its Affiliates as may be reasonably requested by Purchaser to establish Benefit Plans for Transferred Employees (including such plans which mirror the terms of the existing Business Benefit Plans), including reasonably assisting Purchaser and its Affiliates to obtain timely access to current vendors or suppliers with respect to the Business Benefit Plans and (F) otherwise providing reasonable cooperation and assistance to Purchaser, its Affiliates and their respective representatives as may be necessary to allow Purchaser to comply with its obligations under Section 5.5. Until the Closing, Purchaser shall consult with Seller and obtain Seller’s consent before distributing any communications to any Business Employee or Shared Service Employee (including pursuant to the announcements described in the preceding clause (B)), whether relating to employee benefits, post-Closing terms of employment or otherwise. Seller shall provide Purchaser with advance copies of, and a reasonable opportunity to comment on (and shall consider in good faith all such comments), all material communications to any Business Employee or Shared Service Employee relating to post-Closing employee benefits and terms of employment.

(c) Promptly after the date of this Agreement, the Parties shall establish a Steering Committee for the purposes of coordinating and communicating pertinent information regarding the activities contemplated or taken in accordance with or pursuant to this Agreement. The Parties shall reasonably determine the membership of the Steering Committee, provided that the Steering Committee shall include member representatives from Seller, the Business and the Purchaser. The Steering Committee shall meet on a regular basis, in person or by telephone conference at a schedule to be determined by the Steering Committee itself, but no less than twice per month. The Steering Committee shall not have decision making authority with respect to either Party and shall not bind any Party, or otherwise affect the rights, remedies or obligations of any Party hereunder.

Section 5.21 Exclusive Dealings.

(a) During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing, Seller shall not, and shall cause the Seller Entities, the Conveyed Companies and their respective Affiliates and Representatives not to, directly or indirectly, solicit or engage in discussions or negotiations with, or provide any information to or enter into any Contract with, any Person, other than Purchaser (and its Affiliates and Representatives), concerning a business combination, sale transaction or other similar transaction that is an alternative to the transaction contemplated by this Agreement (whether by merger, recapitalization or other similar transaction).

(b) Immediately following the execution of this Agreement, Seller shall, and shall cause the Seller Entities, the Conveyed Companies and their Affiliates, and each of their respective Representatives to terminate any existing discussions or negotiations with any Persons, other than Purchaser (and its Affiliates and Representatives), concerning the purchase of the Business.

Section 5.22 Cooperation with Litigation.

(a) From and after the Closing Date, Purchaser will provide and, as applicable, cause its employees and its Subsidiaries and their employees to provide, all such reasonable cooperation to Seller, its Affiliates and their respective Representatives with respect to any third party claims or lawsuits relating to (i) the Business that relate to periods on or after the Closing or (ii) the Retained Liabilities, which cooperation will include furnishing or causing to be furnished by Purchaser (and its employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Seller, its Affiliates or their respective Representatives. Seller shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Purchaser, its Affiliates or their respective employees or Representatives as a result of complying with this Section 5.22(a), except to the extent Seller is entitled to indemnification pursuant to Section 7.6 or Article VIII.

(b) From and after the Closing Date, Seller will provide and, as applicable, cause its employees and its Affiliates and their employees to provide, all such reasonable cooperation to Purchaser, its Affiliates and their respective Representatives with respect to any third party claims or lawsuits relating to (i) the Business that relate to periods prior to the Closing or (ii) the Assumed Liabilities, which cooperation will include furnishing or causing to be furnished by Seller (and its employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Purchaser, its Affiliates or their respective Representatives. Purchaser shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Seller, its Affiliates or their respective employees or Representatives as a result of complying with this Section 5.22(b), except to the extent Purchaser is entitled to indemnification pursuant to Section 7.6 or Article VIII.

Section 5.23 Labor Consultations.

(a) On or prior to the date that is forty-five (45) days after the date hereof, Seller shall provide to Purchaser true, correct and complete copies of all agreements set forth on Schedule 3.15(d) of the Seller Disclosure Letter which were not provided to Purchaser prior to the date hereof. Seller and each Conveyed Company and each Asset Selling Entity shall, and shall cause their Affiliates to, undertake all reasonably necessary or legally required provisions of information to, or consultations, discussions or negotiations with, each union, works council or other employee representative group as required by Law or the applicable agreement with such union, works council or other employee representative group in connection with the transactions contemplated by this Agreement, each in a timely manner, in accordance with applicable Law and any applicable agreement, and Purchaser shall provide such cooperation in connection with the foregoing (and with respect to any cooperation related to transactions contemplated by Section 5.23(b)) as is reasonably requested by Seller. Purchaser and Seller shall, and shall cause their Affiliates to, reasonably cooperate in carrying out such provisions of information to, or consultations, discussions or negotiations with such unions, works councils or other employee representative groups. Seller shall use reasonable best efforts to complete, or cause to be completed, prior to the Closing, and Purchaser shall use reasonable best efforts to assist and cooperate with the Seller in causing to be completed, all notifications required by applicable Law to, and all consultations required by applicable Law with, the employees, employee representatives, work councils, unions, labor boards and relevant Governmental

Authorities concerning the transactions contemplated by this Agreement with respect to the Business Employees and Shared Service Employees including with respect to any cooperation related to transactions contemplated by Section 5.23(b); provided, that, in no event will Seller, and Seller will cause its Affiliates not to, make any agreement that would increase Purchaser’s or any of its Affiliates’ Liabilities or obligations hereunder without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Notwithstanding any other provision of this Agreement, this Agreement shall not constitute a binding agreement to sell or purchase the Seller’s or any of its Affiliates’ right, title and interest in and to the Purchased Assets or any Conveyed Entity in France, New Zealand, Netherlands or Sweden. At any time after the date on which the required information and consultation process(es) with each union, works council or other employee representative group in each of France, New Zealand, Netherlands or Sweden, as applicable, are complete under applicable Law, Seller may, at its sole option (for each jurisdiction, a “Put Option”) determine to sell, transfer and assign (and shall procure that an Affiliate, as applicable, shall sell, transfer and assign) to Purchaser or the relevant Permitted Designee all of Seller’s and any of its Affiliates’ right, title and interest in and to the Purchased Assets or Conveyed Entity in each such jurisdiction, if any, and, in such event, shall encourage all Business Employees in each such jurisdiction to transfer to or continue employment with Purchaser or its Affiliate as part of the sale of such Purchased Assets or such Conveyed Entities; provided, that, nothing herein shall be interpreted as requiring Seller or any of its Affiliates to provide any Business Employee with any additional compensation or benefits to incent such Person to transfer to or continue employment with Purchaser or its Affiliate as part of the sale of such Purchased Assets or such Conveyed Entities. Upon Seller’s exercise of a Put Option, the purchase and sale of the Purchased Assets or Conveyed Entities in such Put Option jurisdiction shall be deemed a part of and undertaken on the same terms and conditions as the purchase and sale of the Purchased Assets under Section 2.2 of this Agreement or as the case may be, the purchase and sale of the Conveyed Entities under Section 2.1 and Section 2.2 of this Agreement, and the transfer of the Business Employees in each such jurisdiction shall be in accordance with Section 5.5 of this Agreement. In case of concerns raised by a union, works council or other employee representative group in any of France, New Zealand, the Netherlands or Sweden in connection with the purchase and sale of the Purchased Assets in any such country in accordance with this Section 5.23(b), which could reasonably be addressed by updates, modifications or amendments to this Agreement, including Section 2.2 or Section 5.5 or any Schedule to this Agreement to the extent related to the Purchased Assets in any such country, the Seller and the Purchaser shall negotiate in good faith with respect to any such updates, modifications or amendments designed to carry out, so far as possible while addressing such concerns, the intent and purpose of this Agreement and the purchase and sale of the Purchased Assets in such country.

Section 5.24 Intercompany Agreements and Accounts. Except for the Transaction Documents, the Assumed Intercompany Payables, the Assumed Intercompany Receivables and as specifically set forth Schedule 5.24 (a) all intercompany arrangements and agreements (whether written or oral) between Seller and its Affiliates (including any Conveyed Company), on one hand, and any one or more of the Conveyed Companies, on the other hand, shall be terminated and of no further force and effect (without further Liability to any party thereto) after the Closing (other than Commingled Contracts, which are addressed in Section 2.7(e), and Commingled Leases, which are addressed in Section 2.7(f)) and (b) prior to the

Closing, Seller shall cause each of its Affiliates (including any of the Conveyed Companies) to terminate or pay in full (and in accordance with the proviso of the first sentence of Section 5.2(b)) all outstanding intercompany accounts, whether payables or receivables, between Seller and its Affiliates, on one hand, and any of the Conveyed Companies, on the other hand (including any intercompany accounts between any Conveyed Company, on one hand, and another Conveyed Company, on the other hand) such that no such amounts are owed or outstanding as of the Closing. Following the Closing, (a) Seller will pay or cause an Affiliate to pay all Assumed Intercompany Receivables in full when due, and (b) Seller will not, and will cause its Affiliates not to, assign any interest in any Assumed Intercompany Payables (other than assignments (i) to any Affiliate of Seller, (ii) as part of a bona fide accounts receivable financing involving the Assumed Intercompany Payables and other accounts receivable of Seller or its Affiliates entered into in the ordinary course of business or (iii) following the failure of Seller to collect such Assumed Intercompany Payables despite the use of commercially reasonable efforts). Following the Closing, (a) Purchaser will pay or cause an Affiliate to pay all Assumed Intercompany Payables in full when due, and (b) Purchaser will not, and will cause its Affiliates not to, assign any interest in any Assumed Intercompany Receivables (other than assignments (i) to any Affiliate of Purchaser, (ii) as part of a bona fide accounts receivable financing involving the Assumed Intercompany Receivables and other accounts receivable of Purchaser or its Affiliates entered into in the ordinary course of business or (iii) following the failure of Purchaser to collect such Assumed Intercompany Receivables despite the use of commercially reasonable efforts).

Section 5.25 Further Assurances.

(a) General. Each Party agrees that at any time after the Closing, it will (a) furnish information, (b) execute and deliver documents, and (c) do any other acts and things, in each case as the other Party may reasonably require and request for the purpose of carrying out the intent of this Agreement and the other Transaction Documents and effecting the transactions contemplated hereby and thereby, all at the sole cost and expense of the requesting Party (unless otherwise expressly set forth in this Agreement or another Transaction Document or the requesting Party is entitled to indemnification therefor under Section 7.6 or Article VIII with respect to such matter). Further, in the event that, on or after the Closing, either Party receives payments or funds due or belonging to the other pursuant to the terms hereof or any of the Transaction Documents, then the Party receiving such payments or funds shall promptly forward or cause to be promptly forwarded such payments or funds to the proper party (with appropriate endorsements, as applicable), and will account to such other Party for all such receipts. The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any other Transaction Documents. Without limiting the foregoing provisions of this Section 5.25, Seller agrees that Purchaser shall, following the Closing, have the right and authority to endorse any checks or drafts received by Purchaser in respect of any account receivable of the Business included in the Purchased Assets or reflected in the Final Closing Working Capital and Seller shall furnish Purchaser such evidence of this authority as Purchaser may reasonably request.

(b) Related to Patents and Trademarks. Seller agrees that, upon Purchaser’s request, Seller or its designee will take commercially reasonable efforts to record in the

United States Patent and Trademark Office, at its own expense, any assignment, grant or conveyance, not previously recorded therein, by which it acquired ownership or any right to convey any of the United States Patents or United States Trademarks assigned to Purchaser pursuant to this Agreement. Seller also agrees that, upon Purchaser’s request, Seller or its designee will take commercially reasonable efforts to record in the United States Patent and Trademark Office, at its own expense, any release of a security agreement for which the underlying financing is no longer in place and which release has not been previously recorded therein against any of the United States Patents or United States Trademarks assigned to Purchaser pursuant to this Agreement.

Section 5.26 Financial Statement Cooperation.

(a) Preparation of Pre-Closing Financial Statements. Seller shall prepare and deliver to Purchaser, at Seller’s sole cost and expense:

(i) combined balance sheets for the Business and the related combined statements of operations, comprehensive income, cash flows and changes in business unit equity for the Business for each interim period in Seller’s fiscal years 2015 and 2016 ended prior to the Closing Date and comparative interim financial statements for the comparable interim period of the prior fiscal year of Seller and a customary “MD&A” for each such interim period (which shall compare the relevant interim period with the same period during the prior year) (collectively, the “Interim Financial Statements”), to be delivered to Purchaser no later than the later of (x) twenty (20) days after the date of this Agreement or (y) thirty five (35) days from the date of the end of such interim period;

(ii) a customary “MD&A” with respect to the Financial Statements (which shall compare the 2014 fiscal year with the prior fiscal year) no later than the later of (x) twenty (20) days after the date of this Agreement or (y) fifteen (15) days from the date requested by Purchaser; and

(iii) in the event that the Closing Date occurs on or after September 25, 2015, a combined balance sheet for the Business and the related combined statements of operations, comprehensive income, cash flows and changes in business unit equity, as well as related footnote information, for the Seller’s 2015 fiscal year and (x) a comparative combined balance sheet of the Business for the prior fiscal year of Seller and (y) comparative combined statements of operations, comprehensive income, cash flows and changes in business unit equity for the prior two fiscal years of Seller and a customary “MD&A” with respect thereto (which shall compare the 2015 fiscal year with the prior fiscal year) (the “Year End Financial Statements”), to be delivered to Purchaser no later than fifty (50) days from the date of the end of such fiscal year.

The Interim Financial Statements and the Year End Financial Statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and the books and records of the Seller and its Affiliates, in a manner consistent with the preparation of the Financial Statements, including with respect to footnote disclosure (except, in the case of Interim Financial Statements, such exceptions and omitted footnotes as are customary in the preparation of interim financial statements); provided, that, (x) the Interim Financial Statements shall have been subject to a AICPA AU 930 review and (y) the Year End Financial Statements shall have been audited by the Seller’s independent auditors in accordance with AICPA auditing standards. Notwithstanding anything to the contrary herein, Purchaser shall reimburse Seller for the reasonable, documented out-of-pocket expenses incurred by it to prepare (i) the Interim Financial Statements and Year End Financial Statements, in each case, to the extent not otherwise constituting Required Financial Information under this Agreement or required by Rule 3-05 of Regulation S-X of the Securities Act (“Regulation S-X”) in connection with a filing made with the SEC on Form 8-K in connection with, or announcing, the Closing of the transactions contemplated by this Agreement and (ii) each MD&A prepared by it pursuant to this Section 5.26(a).

(b) Post-Closing Financial Statements Cooperation. Seller shall use its reasonable best efforts, either directly or through its Affiliates to, at Seller’s sole cost and expense, as promptly as reasonably practicable upon Purchaser’s reasonable request, cooperate with and provide support to Purchaser:

(i) in Purchaser’s preparation of a combined balance sheet for the Business and the related combined statements of operations, comprehensive income, cash flows and changes in business unit equity for the Business for each of the quarterly periods ending after the Closing Date in Seller’s 2015 and 2016 fiscal years and customary “MD&As” for each such fiscal quarter (which shall compare the relevant quarters with the comparable period for the prior fiscal year of Seller) (collectively, the “Post-Closing Interim Financial Statements”) on a timeline as would reasonably be expected to permit Purchaser, using its reasonable best efforts, to file, following review by Purchaser’s registered public accountants, such consolidated financial statements and MD&A with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the regulations promulgated thereunder (including Regulation S-X and, with respect to the MD&A, Item 303 of Regulation S-K) no later than twenty (20) Business Days after the end of each relevant quarter;

(ii) in Purchaser’s efforts to have its registered public accountants perform a PCAOB AU 722 review with respect to the Post-Closing Interim Financial Statements, including providing all information in Seller’s possession reasonably necessary to support Purchaser’s registered public accountants performing a PCAOB AU 722 review with respect to such financial statements (including any information reasonably requested by Purchaser or Purchaser’s registered public accountants performing such review for such purposes) as promptly as reasonably practicable following such request and, in any event on a timeline as would reasonably be expected to permit Purchaser, using reasonable best efforts, to file, following review by Purchaser’s registered public accountants, such consolidated financial statements and MD&A with the Securities and Exchange Commission in accordance with the Exchange Act and the regulations promulgated thereunder (including Regulation S-X and, with respect to the MD&A, Item 303 of Regulation S-K) no later than twenty (20) Business Days after the end of each relevant quarter;

(iii) for Purchaser to prepare a combined balance sheet for the Business and the related combined statements of operations, comprehensive income, cash flows and changes in business unit equity, as well as related footnote information, for the fiscal year of Purchaser during which the Closing Date occurs and the following fiscal year of Purchaser and a customary “MD&A” for each such fiscal year (which shall compare the relevant fiscal year with the prior fiscal year) (the “Post-Closing Year End Financial Statements”), on a timeline as would reasonably be expected to permit Purchaser, using reasonable best efforts, to file, following an audit by Purchaser’s registered public accountants, such consolidated financial statements and MD&A in accordance with the Exchange Act and the regulations promulgated thereunder (including Regulation S-X and, with respect to the MD&A, Item 303 of Regulation S-K) no later than thirty (30) Business Days after the end of each such fiscal year; and

(iv) in Purchaser’s efforts to have its registered public accountants perform a customary audit in accordance with PCAOB auditing standards with respect to the Post-Closing Year End Financial Statements, including providing all information in Seller’s possession reasonably necessary to support Purchaser’s registered public accountants performing such audit with respect to such financial statements and, with respect to the calendar year following the Closing Date, an audit of internal control over financial reporting (including any information reasonably requested by Purchaser or Purchaser’s registered public accountants performing such audit for such purposes) as promptly as reasonably practicable following such request and, in any event, on a timeline as would reasonably be expected to permit Purchaser, using reasonable best efforts, to file, following an audit by Purchaser’s registered public accountants, such consolidated financial statements and MD&A with the Securities and Exchange Commission in accordance with the Exchange Act and the regulations promulgated thereunder (including Regulation S-X and, with respect to the MD&A, Item 303 of Regulation S-K) no later than thirty (30) Business Days after the end of each such fiscal year.

(v) by, with respect to any period during which Seller or its Affiliates processes financial transactions on behalf of the Business, (i) providing certifications to Purchaser regarding the effectiveness of the internal controls over financial reporting of the Business (and promptly notifying Purchaser of any deficiency reasonably expected to have a more than de minimis impact on the Business or its financial reporting, or any material weakness, in its internal controls over financial reporting) and (ii) permitting Purchaser and its authorized representatives to audit all information in Seller’s possession and providing such other information reasonably requested by Purchaser, in each case, as reasonably necessary to support Purchaser’s report or management certifications regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

In connection with the actions taken by Purchaser under subsections (i), (ii), (iii) and (iv) of this Section 5.26(b), (A) Seller shall use reasonable best efforts to cause its registered public accountants to provide reasonable assistance to Purchaser including to cause Seller’s registered public accountants to permit Purchaser’s registered public accountants to rely on Seller’s registered public accountants and (B) Purchaser shall use reasonable best efforts to cause its registered public accountants to rely on Seller’s registered public accountants to the extent that

(x) Seller has complied with subsection (A) of this paragraph in facilitating such reliance and (y) such reliance is permissible under the rules of the SEC, applicable SEC guidance and PCAOB standards.

(c) Additional Cooperation. From the date of this Agreement through the date that is the second anniversary of the Closing Date, Seller agrees that, including in connection with (x) the preparation and filing during such period of any registration statement filed under the Securities Act or (y) any unregistered offering of securities during such period, including with respect to the following:

(i) Seller shall use its reasonable best efforts, and cause its Affiliates to use their reasonable best efforts, to cooperate with and provide support to Purchaser (including by providing as promptly as reasonably practicable upon the reasonable request of Purchaser (a) financial information relating to the Business in its possession, (b) reasonable access to books, records, work papers and other documents relating to the Business, (c) management representation letters and other similar items and (d) reasonable access to personnel, and otherwise providing all assistance reasonably necessary therefor) in connection with the preparation of the financial statements and reports set forth in this Section 5.26.

(ii) Seller hereby (x) consents to the use of the Financial Statements and the financial information provided pursuant to this Section 5.26 in any filings with the Securities and Exchange Commission in accordance with the Exchange Act or the Securities Act, any Exchange Act Disclosure (as defined below) and any other filings as may be required under applicable foreign and state securities Laws, (y) agrees to deliver one or more customary representation letters (which, to the extent applicable, shall be consistent with Seller’s past practice) to Purchaser’s registered public accountants that are reasonably requested by Purchaser to allow such registered public accountants to complete an audit (or review of any financial statements or issue one or more consents or comfort letters), and to issue an opinion with respect to an audit or review of those financial records required pursuant to this Section 5.26 and (z) agrees to use its reasonable best efforts to obtain consents of its auditors for use of their reports therein and comfort letters (including customary negative comfort) of its auditors as reasonably requested by Purchaser.

(iii) Without limiting the foregoing provisions of this Section 5.26, Seller agrees to cooperate, and use reasonable best efforts to cause its Affiliates and auditors to cooperate, in providing, upon Purchaser’s request at any time or from time to time, (a) such other historical financial information relating to the Business in its possession as may be reasonably necessary for Purchaser to satisfy its filing obligations with the Securities and Exchange Commission, including in connection with any registration statement filed under the Securities Act or any unregistered offering of securities, (b) any related supporting schedules reasonably requested by Purchaser in the format reasonably requested by Purchaser at such time (and as may be updated by Purchaser in its reasonable discretion from time to time), and (c) any other information relating to the Business in its possession reasonably necessary for Purchaser to comply with the requirements (as reasonably determined by Purchaser) of Regulation S-K and

Regulation S-X of the Securities Act, as amended, including Rule 3-05 and Article 11 thereof. Further, Seller shall use reasonable best efforts to provide, and to cause its Affiliates and auditors to provide, all cooperation as reasonably requested by the Purchaser, to the extent related to the Financial Statements, the Interim Financial Statements, the Year End Financial Statements, the Post-Closing Interim Financial Statements, the Post-Closing Year End Financial Statements or the financial information otherwise provided pursuant to this Section 5.26 or otherwise related to the Business, in connection with (w) any disclosure reasonably determined by Purchaser to be required to be made by Purchaser or any of its Affiliates under or pursuant to the Exchange Act, including disclosure required to be made by Purchaser or any of its Affiliates in any Form 10-K, 10-Q, 8-K, 8-A or 10 (each a “Exchange Act Disclosure”) or in any registration statement filed by Purchaser or any other offering document with respect to any offer or sale of securities by Purchaser, (x) any offer or sale of securities registered under the Securities Act, undertaken by Purchaser or any of its Affiliates, (y) any offer or sale of securities under Rule 144A of the Securities Act undertaken by the Purchaser or any of its Affiliates or (z) any offer or sale of Indebtedness. Purchaser and Seller agree that, notwithstanding the terms of any confidentiality agreement, Purchaser and its Affiliates shall be permitted to include in any Exchange Act Disclosure, offer or sale of securities registered under the Securities Act or offer or sale under Rule 144A of the Securities Act or provide to banks and other financing sources in connection with bank or similar financing, financial or other information regarding the Business (including the revenues and earnings before interest, taxes, depreciation and amortization of the Business and information regarding the Business reasonably requested by the Purchaser for the Purchaser or any of its Affiliates to prepare pro-forma financial information of the Purchaser, its Affiliates and the Business on a combined basis) to the extent required by applicable Law or otherwise customarily included in respect of any Exchange Act Disclosure, offer or sale of securities registered under the Securities Act, offering or sale under Rule 144A of the Securities Act or offer or sale of Indebtedness; provided, that, in such case, to the extent permitted by applicable Law, Purchaser shall cooperate with and provide Seller an opportunity to object to such disclosure and give the Seller prior written notice as promptly as is practical under the circumstances, except as consented to by Seller (such consent not to be unreasonably withheld, conditioned or delayed) only disclose such information to the extent advised by legal counsel is required by applicable Law and, upon request by the Seller, use reasonable best efforts, at the Seller’s expense, to seek a protective order or other appropriate relief with respect to any such information required by applicable Law to be disclosed.

(d) Statutory Financial Statements. Without limiting the foregoing provisions of this Section 5.26, following Closing, Seller and Purchaser shall use reasonable best efforts to cooperate and work together with respect to the preparation of any financial statements relating to the Business or any of the Conveyed Companies with respect to any fiscal years ending in 2014, 2015 and 2016 or any period within such fiscal years required by statute in any applicable jurisdiction and for any periods in any prior fiscal years that are then delinquent (collectively, the “Statutory Financial Statements”), and Purchaser will direct and manage the preparation of such Statutory Financial Statements. Each Party shall, and shall cause its Representatives to, use reasonable best efforts to provide such assistance as may reasonably be requested by the other Party in connection with the preparation of the Statutory Financial Statements and each party shall bear their own costs and expenses in connection with the foregoing; provided, however, that, notwithstanding the foregoing, in addition to its own costs and expenses, Seller shall bear 100% of the reasonable out-of-pocket costs and expenses of Purchaser to prepare any such Statutory Financial Statements that are delinquent as of the Closing.

For purposes of this Section 5.26 only, the term “Purchaser” shall be deemed to include Holdings.

Section 5.27 Managed Connectivity.

(a) In the event that Purchaser or its Affiliates intend to sell, assign, transfer or otherwise dispose of the Managed Connectivity Business or any part thereof (other than in connection with an MC Excluded Transaction) at any time on or prior to the fifth (5th) anniversary of the Closing Date, Purchaser shall notify Seller in writing of such intention (the “MC Offer Notice”), and following such notification Seller shall have the right (but no obligation) to make a bona fide offer in writing at any time within sixty (60) days following receipt of the MC Offer Notice (the “MC ROFO Period”) to Purchaser to repurchase the Managed Connectivity Business or such portion thereof (the “MC Offer”). In the event Seller makes an MC Offer within the MC ROFO Period, the Parties shall then negotiate in good faith for a period of an additional sixty (60) days (“MC Negotiation Period”) towards the execution of a repurchase agreement. None of Purchaser or any of its Affiliates shall make public their intention to sell, assign, transfer or otherwise dispose of the Managed Connectivity Business or any part thereof (i) prior to the delivery of an MC Offer Notice and the expiration of the MC ROFO Period associated therewith and (ii) in the event of an MC Offer within the MC ROFO Period, prior to the expiration of the MC Negotiation Period.

(b) If Seller does not make an MC Offer during the MC ROFO Period, then Purchaser may offer to sell, assign, transfer or dispose the Managed Connectivity Business to any other Person at any price and on any terms. If Seller does make an MC Offer but the parties do not execute a repurchase agreement with respect thereto during the MC Negotiation Period, or a mutually agreed extension of time, so long as Purchaser has negotiated in good faith with respect thereto during such MC Negotiation Period, then Purchaser may offer to sell, assign, transfer or dispose the Managed Connectivity Business to any other Person at a price higher than set forth in the MC Offer and on other terms at least as favorable to Purchaser as those contemplated by the MC Offer (as such MC Offer may be amended during such MC Negotiation Period).

(c) If Purchaser decides at any time to discontinue the Managed Connectivity Business or any portion thereof, without transferring it to a third party, Purchaser shall notify Seller promptly in writing no less than 30 days prior to such discontinuation and shall negotiate in good faith with Seller with respect to the potential acquisition of the Managed Connectivity Business or such portion thereof by Seller or its Affiliates. If Seller does not make an offer during such 30 day period to purchase the Managed Connectivity Business or applicable portion thereof, then Purchaser may then discontinue the Managed Connectivity Business or the applicable portion thereof. If Seller does make an offer during such 30 day period to purchase the Managed Connectivity Business or applicable portion thereof but the parties do not execute a repurchase agreement with respect thereto during the 120 day period following the date of such offer (or a mutually agreed extension of time), so long as Purchaser has negotiated in good faith with respect thereto during such period, then Purchaser may then discontinue the Managed Connectivity Business or the applicable portion thereof.

(d) For purposes of this Section 5.27, an “MC Excluded Transaction” means (i) any sale, assignment, transfer or other disposition of the Managed Connectivity Business to an Affiliate of Purchaser (which Affiliate agrees to continue to be bound by this Section 5.27) or (ii) any sale, assignment, transfer or other disposition of the Managed Connectivity Business as a part of the sale, assignment, transfer or other disposition of another business of Purchaser; provided, that, the annual revenue (based on the most recently available annual consolidated financial statements of Purchaser at the time of such sale, assignment, transfer or other disposition) of the Managed Connectivity Business immediately prior to the time of such sale, assignment, transfer or other disposition is 25% or less of the aggregate annual revenue (based on the most recently available annual consolidated financial statements of Purchaser at the time of such sale, assignment, transfer or other disposition) of all the businesses being sold by Purchaser.

Section 5.28 Phoenix Optix.

(a) In the event that Seller or its Affiliates intend to sell, assign, transfer or otherwise dispose of the Phoenix Optix Business or any part thereof (other than in connection with a PO Excluded Transaction) at any time on or prior to the fifth (5th) anniversary of the Closing Date, Seller shall notify Purchaser in writing of such intention (the “PO Offer Notice”), and following such notification Purchaser shall have the right (but no obligation) to make a bona fide offer in writing at any time within sixty (60) days following receipt of the PO Offer Notice (the “PO ROFO Period”) to Seller to purchase the Phoenix Optix Business or such portion thereof (the “PO Offer”). In the event Purchaser makes a PO Offer within the PO ROFO Period, the Parties shall then negotiate in good faith for a period of an additional sixty (60) days (“PO Negotiation Period”) towards the execution of a purchase agreement. None of Seller or any of its Affiliates shall make public their intention to sell, assign, transfer or otherwise dispose of the Phoenix Optix Business or any part thereof (i) prior to the delivery of a PO Offer Notice and the expiration of the PO ROFO Period associated therewith and (ii) in the event of a PO Offer within the PO ROFO Period, prior to the expiration of the PO Negotiation Period.

(b) If Purchaser does not make a PO Offer during the PO ROFO Period, then Seller may offer to sell, assign, transfer or dispose the Phoenix Optix Business to any other Person at any price and on any terms. If Purchaser does make a PO Offer but the parties do not execute a purchase agreement with respect thereto during the PO Negotiation Period, or a mutually agreed extension of time, so long as Seller has negotiated in good faith with respect thereto during such PO Negotiation Period, then Seller may offer to sell, assign, transfer or dispose the Phoenix Optix Business to any other Person at a price higher than set forth in the PO Offer and on other terms at least as favorable to Seller as those contemplated by the PO Offer (as such PO Offer may be amended during such PO Negotiation Period).

(c) If Seller decides at any time to discontinue the Phoenix Optix Business or any portion thereof, without transferring it to a third party, Seller shall notify Purchaser promptly in writing no less than 30 days prior to such discontinuation and shall negotiate in good faith with Purchaser with respect to the potential acquisition of the Phoenix Optix Business or such portion thereof by Purchaser or its Affiliates. If Purchaser does not make an offer during such 30 day period to purchase the Phoenix Optix Business or applicable portion thereof, then Seller may then discontinue the Phoenix Optix Business or the applicable portion thereof. If Purchaser does make an offer during such 30 day period to purchase the Phoenix Optix Business or applicable portion thereof but the parties do not execute a purchase agreement with respect thereto during the 120 day period following the date of such offer (or a mutually agreed extension of time), so long as Seller has negotiated in good faith with respect thereto during such period, then Seller may then discontinue the Phoenix Optix Business or the applicable portion thereof.

(d) For purposes of this Section 5.28, a “PO Excluded Transaction” means (i) any sale, assignment, transfer or other disposition of the Phoenix Optix Business to an Affiliate of Seller (which Affiliate agrees to continue to be bound by this Section 5.28) or (ii) any sale, assignment, transfer or other disposition of the Phoenix Optix Business as a part of the sale, assignment, transfer or other disposition of another business of Seller; provided, that, the annual revenue (based on the most recently available annual consolidated financial statements of Seller at the time of such sale, assignment, transfer or other disposition) of the Phoenix Optix Business immediately prior to the time of such sale, assignment, transfer or other disposition is 25% or less of the aggregate annual revenue (based on the most recently available annual consolidated financial statements of Seller at the time of such sale, assignment, transfer or other disposition) of all the businesses being sold by Seller.

Section 5.29 Errors and Omissions.

(a) To the extent Purchaser or Seller becomes, within three (3) years of the Closing Date, aware of any Patent, Trademark or Domain that should have been included on (x) Schedule 2.2(f)-2 (as Transferred Intellectual Property) because such Patent, Trademark or Domain (x) was (i) owned by Seller or its Affiliates as of the Closing, (ii) was in the management and control (which includes payment of expenses and annuities as set forth in Section 2.2(f)) of the Business as of the date hereof or as of the Closing, and (iii) was not related to Active Cable Assemblies or Active Optics, or (y) Schedule 3.12(a)-2 (Intellectual Property owned by the Conveyed Companies), because such Patent, Trademark or Domain was (i) owned by the Conveyed Companies as of the Closing and (ii) not related to Active Cable Assemblies or Active Optics, Purchaser or Seller shall notify the other Party, and Schedule 2.2(f)-2 or Schedule 3.12(a)-2, as applicable, shall be amended to include such Intellectual Property, and such Intellectual Property shall be deemed to have been transferred to, and owned by, Purchaser or the Conveyed Companies as of the Closing for all purposes, including purposes of the Intellectual Property Agreement (and with respect to Patents, the Intellectual Property Agreement shall be interpreted to reflect that such Patent was “Purchaser Licensed IP” or “Managed Connectivity IP” and not “Seller Licensed IP” thereunder as of the Effective Date thereof). The Parties shall execute all further agreements required to confirm the foregoing.

(b) To the extent Seller or Purchaser becomes, within three (3) years of the Closing Date, aware of any Patent, Trademark or Domain that was incorrectly included (x) within the Transferred Intellectual Property because such Patent, Trademark or Domain (i) was not in the management and control (which includes payment of expenses and annuities as set forth in Section 2.2(f)-2) of the Business as of the date hereof or as of the Closing and/or

(ii) was related to Active Cable Assemblies or Active Optics, or (y) within the Intellectual Property owned by the Conveyed Companies because such Patent, Trademark or Domain was (i) not in fact beneficially owned by the Conveyed Companies as of the Closing Date and/or (ii) related to Active Cable Assemblies or Active Optics, Seller or Purchaser shall notify the other Party and (A) if such Patent, Trademark or Domain is not set forth on Schedule 2.2(f)-2 or Schedule 3.12(a)-2, such Intellectual Property shall be deemed to have been retained by, and owned by, Seller as of the Closing for all purposes, including purposes of the Intellectual Property Agreement (and (1) with respect to Patents, the Intellectual Property Agreement shall be interpreted to reflect that such Patent was “Seller Licensed IP”, “Retained Materials IP” or “Retained Hardened Connectivity Patents”, as applicable, and not “Purchaser Licensed IP” thereunder as of the effective date thereof or (2) with respect to Trademarks, the Intellectual Property Agreement shall be interpreted to reflect that such Trademark was, if applicable, a “Seller’s Mark”, “AMP Trademark”, “C-LOK Trademark”, “Raychem Trademark” or “Other AMP Mark” thereunder as of the effective date thereof); and (B) if such Patent, Trademark or Domain is set forth on Schedule 2.2(f)-2 or Schedule 3.12(a)-2, such Patent Trademark or Domain shall remain owned by Purchaser as of the Closing, and Purchaser shall, effective as of the Closing, grant, or cause to be granted, to Seller, and its Affiliates, without limiting Section 5.15 of this Agreement, a non-exclusive, irrevocable, worldwide, royalty-free, fully paid-up, assignable and sublicensable license, not limited by any extent or manner or prior use, to exercise all rights in, to and under such Patent, Trademark or Domain. The Parties shall execute all further agreements required to confirm the foregoing.

Section 5.30 Certain Information Technology Transition Matters; Functional System Landscape Plan. Each of the Parties agree to the matters set forth in Schedule F (the “Functional System Landscape Plan”) and further agree to comply with the terms and conditions set forth therein, in each case, as if fully set forth herein in its entirety.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of Purchaser and Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Purchaser or Seller, as appropriate, at or before the Closing Date, of each of the following conditions:

(a) Injunctions; Illegality. The consummation of the transactions contemplated hereby shall not be restrained, enjoined or prohibited by any Order and there shall not have been any Law enacted, promulgated or deemed applicable to the transactions contemplated hereby by any Governmental Authority that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal.

(b) Antitrust Laws; Similar Laws. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement or other applicable waiting period (or any extension thereof), filings or approvals under the Antitrust Laws set forth on Schedule 6.1(b) of the Seller Disclosure Letter to consummate the transactions contemplated hereby shall have expired, been terminated, been made or been obtained.

(c) Governmental Authorizations. All filings with, and consents and approvals of, the Governmental Authorities set forth on Schedule 6.1(c) of the Seller Disclosure Letter must have been made or obtained.

Section 6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a) Performance. All of the agreements and covenants of Seller to be performed and complied with prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b) Representations and Warranties. The representations and warranties of Seller contained in Article III shall have been and be true and correct as of the date hereof and as of the Closing Date as if made at and as of such times (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date) without giving effect to any “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar impact or effect therein, except for such failures to be true and correct that do not have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties of Seller contained in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authority; Binding Effect), Section 3.3 (Conveyed Companies; Capital Structure) and Section 3.19 (Brokers) shall have been and be true and correct in all material respects, provided that the representations and warranties of Seller contained in Section 3.3(c) relating to the Material Subsidiaries shall have been and be true and correct in all respects except with respect to de minimis inaccuracies, in each case, as of the date hereof and as of the Closing Date as if made at and as of such times (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date) without giving effect to any “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar impact or effect therein.

(c) Certificate. Purchaser shall have received a certificate signed by Seller, dated as of the Closing Date, to the effect that the conditions set forth in Sections 6.2(a), (b) and (d) have been and are satisfied.

(d) No Material Adverse Effect. Since the date hereof, there has been no Material Adverse Effect.

(e) FIRPTA. Purchaser shall have received a properly executed affidavit pursuant to Section 897 of the Code certifying that each Conveyed Company is not a United States real property holding corporation and that each Asset Selling Entity is either not a foreign person, as defined in Section 1445(f)(3) of the Code, or that none of the Purchased Assets sold by an Asset Selling Entity is a U.S. real property interest, as defined in Section 897(c) of the Code.

(f) Closing Restructuring. The Closing Restructuring shall have been completed in all material respects with respect to the jurisdictions identified in item 1 on Schedule D.

(g) Delayed Transfer Closings. There shall not be Delayed Transfer Closings for the jurisdictions identified in item 2 on Schedule D.

(h) Document Delivery. The actions set forth in Section 2.11(c) (other than (A) clauses (i)(B), (ix)(B) and (xiii) thereof, (B) with respect to jurisdictions not identified in item 2 on Schedule D, clauses (ii) and (ix)(A) thereof and (C) with respect to any director or officer who is a Transferred Employee as of the Closing, clause (vii)) shall have been completed.

(i) Burdensome Condition. There is no restraining order, preliminary or permanent injunction or other Order, or any judgment, ruling, decree or Law or other legal restraint or prohibition issued, enacted, promulgated or enforced by any Governmental Authority of competent jurisdiction under any Antitrust Law that imposes or would reasonably be likely to impose, individually or in the aggregate, a Burdensome Condition.

Section 6.3 Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Seller on or prior to the Closing Date of the following further conditions:

(a) Performance. All of the agreements and covenants of Purchaser to be performed and complied with prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b) Representations and Warranties. The representations and warranties of Purchaser contained in Article IV shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date) without giving effect to any “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar impact or effect therein, except for such failures to be true and correct that do not have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties of Purchaser contained in Section 4.1 (Organization and Qualification), Section 4.2 (Corporate Authority) and Section 4.9 (Brokers) shall have been and be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of such times (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date) without giving effect to any “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar impact or effect therein.

(c) Certificate. Seller shall have received a certificate signed by Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Document Delivery. The actions set forth in Section 2.11(b) (other than clauses (viii)(B) thereof and, with respect to jurisdictions not identified in item 2 on Schedule D, clauses (ii) and (viii)(A) thereof) shall have been completed.

Section 6.4 Frustration of Closing Conditions. None of Purchaser or Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in good faith or such Party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.3.

ARTICLE VII

TAX MATTERS

Section 7.1 Allocation of Taxes to Seller. Seller shall be responsible for and will pay or cause to be paid any and all of the following (collectively, “Seller’s Taxes”):

(a) all Taxes imposed on the Conveyed Companies or attributable to any Purchased Asset with respect to Pre-Closing Periods and all Taxes imposed on Seller, the Equity Selling Entities and the Asset Selling Entities;

(b) all Liability for Income Taxes of Seller or any other Person (other than a Conveyed Company) imposed on the Conveyed Companies as a result of Treasury Regulation Section 1.1502-6 or under any consolidation, combination, fiscal unity, or similar regime by any U.S. or foreign federal, state or local Tax Law for all Pre-Closing Periods or the pre-Closing portion of any Straddle Period;

(c) Seller’s portion of the Taxes for any Straddle Period, as determined under Section 7.3;

(d) all Liability for Taxes that are imposed on the Conveyed Companies pursuant to (i) any Tax Sharing Agreement (including, for the avoidance of doubt, the June 29, 2007 Tax Sharing Agreement) or (ii) any other Contract of the Conveyed Companies for all Pre-Closing Periods or the pre-Closing portion of any Straddle Period;

(e) any Transfer Taxes borne by Seller pursuant to Section 7.13; and

(f) any Taxes (for the avoidance of doubt, including any VATs or any transfer Taxes) imposed on the Conveyed Companies as a result of the Restructuring or the transfers contemplated by Section 5.3(vi).

provided, however, that Seller’s Taxes shall not include (i) any Taxes arising as a result of actions taken by any Conveyed Company or the Purchaser or any of their Affiliates outside of the ordinary course of business on the Closing Date after the Closing (other than (x) any action or transaction contemplated under this Agreement including actions taken pursuant to Section 5.20 or Section 5.24, the Section 338(h)(10) Election or the Section 338(g) Elections, (y) actions taken at the direction of Seller or (z) actions required by applicable Law) (a “Purchaser Tax Act”) or (ii) any liability for Taxes to the extent such Taxes are accrued Taxes described in Section 2.4(d). For the avoidance of doubt, the disclosure of the Tax matters set forth on Schedule 3.16 of the Seller Disclosure Letter shall not alter Seller’s indemnification obligations for Seller’s Taxes, and Seller shall indemnify Purchaser for all Losses arising from or related to such matters to the extent provided in Section 7.6. Notwithstanding anything in this Agreement to the contrary, any VATs, transfer Taxes or any other Taxes attributable to the Restructuring, in each case, that are actually recovered by Purchaser or its Affiliates, shall be subject to Section 7.7 of this Agreement and the Purchaser shall use reasonable efforts to obtain any recovery or refund with respect to any such Taxes and to cooperate with Seller in providing any information or documentation that may be reasonably necessary to obtain such recovery or refund. For the avoidance of doubt, such reasonable efforts shall not include any change to the operations of Purchaser or its Affiliates or require Purchaser or its Affiliates to implement any further Tax planning techniques to obtain any such recovery or refund. To the extent costs are incurred to recover a Tax for the benefit of Seller, the recovery or refund paid to Seller shall be net of such cost pursuant to Section 7.7. Notwithstanding anything to the contrary in this Agreement, references to Taxes in this Section 7.1 shall be deemed to include amounts that would have constituted Taxes but for the set-off or other utilization of any loss, deduction or credit of Purchaser or any of its Affiliates, in each case unrelated to the amounts at issue, realized in or attributable to a taxable period beginning after the Closing Date or the portion of any Straddle Period beginning after the Closing Date.

Section 7.2 Allocation of Taxes to Purchaser. Except to the extent subject to indemnification pursuant to Section 7.6(b), Purchaser shall be responsible for, will pay or cause to be paid, any and all of the following (collectively, “Purchaser’s Taxes”):

(a) Taxes relating to the Conveyed Companies or the Purchased Assets (including, for the avoidance of doubt, Taxes described in Section 2.4(d)), other than those allocated to Seller pursuant to Sections 7.1 and 7.3;

(b) any Transfer Taxes borne by Purchaser pursuant to Section 7.13; and

(c) any Taxes resulting from any Purchaser Tax Act;

provided, however, that Purchaser’s Taxes shall not include any Taxes to the extent a current asset attributable to such Taxes was included in Final Closing Working Capital.

Section 7.3 Allocation of Straddle Period Taxes.

(a) With respect to any taxable period of a Conveyed Company relating to Taxes that would (absent an election) begin on or before and end after the Closing Date (a “Straddle Period”), Seller shall or shall cause such Conveyed Company to elect with any relevant Taxing Authority to close such Straddle Period as of the end of the day on the Closing Date to the extent permitted by applicable Law. As a result of such election, Taxes will be allocated to Seller, on the one hand, and Purchaser, on the other hand, pursuant to the provisions of Sections 7.1 and 7.2, respectively, taking into account such election to close such Straddle Period as of the end of the day on the Closing Date.

(b) In any case of any Income Taxes where the Straddle Period of a Conveyed Company is not or cannot be closed pursuant to Section 7.3(a), Seller will be allocated any Income Taxes imposed on the Conveyed Company for the portion of the Straddle Period up to and ending on the Closing Date. For purposes of this Section 7.3(b), Income Taxes for the portion of a Straddle Period ending on the Closing Date will be determined based upon an interim closing of the books of such Conveyed Company as of 11:59 p.m. on the Closing Date based upon Tax accounting methods, practices and procedures last used by such Conveyed Company in preparing its Tax Returns.

(c) As to any Tax (other than a Transfer Tax covered by Section 7.13) for any Straddle Period that is not covered by Sections 7.3(a) and (b) above, the amount of such Tax allocable to Seller shall be:

(i) for any such Tax that is determined based upon specific transactions (including value added, sales, and use Taxes), all such Taxes applicable to transactions that have been consummated during the period through the end of the Closing Date (except to the extent such Taxes are attributable to a Purchaser Tax Act); and

(ii) for any such Tax that is not based upon specific transactions (including license, real property, personal property, franchise and doing business Taxes), the amount of such Tax equal to the full amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

Section 7.4 Tax Returns; Payment of Taxes.

(a) Seller shall, and shall cause the Equity Selling Entities, the Asset Selling Entities, and/or the Conveyed Companies to, prepare and file, or cause to be prepared and filed, within applicable statutory limits all Tax Returns of or that include the Conveyed Companies or the Purchased Assets (including any amendments thereto) that are due to be filed (giving effect to any extension of time to file) on or prior to the Closing Date. Seller shall, and shall cause the Equity Selling Entities and/or the Conveyed Companies to, pay all Taxes shown on such Tax Returns when due. To the extent that Seller or its Affiliates are required to file Tax Returns with respect to Transfer Taxes for which Purchaser is liable pursuant to this Agreement, Seller shall, and shall cause the Equity Selling Entities, the Asset Selling Entities and the Conveyed Companies to, permit Purchaser to review and comment on any portion of any Tax Returns related to the determination of any such Transfer Tax, and Seller shall, and shall cause the Equity Selling Entities, the Asset Selling Entities, and/or the Conveyed Companies to, make such revisions to such Tax Returns as are reasonably requested by Purchaser and are consistent with past practice. Purchaser shall pay over to Seller, no fewer than three (3) Business Days prior to the due date of any such Transfer Tax Return, an amount of cash sufficient for the payment of any Taxes shown as due on such Tax Return and for which Purchaser bears responsibility pursuant to Section 7.2 of this Agreement.

(b) Purchaser shall, and shall cause its Affiliates to, prepare and file, or cause to be prepared and filed, all Tax Returns relating to the Conveyed Companies that are due to be filed (giving effect to any extensions of time to file) after the Closing Date, including Tax Returns for any Pre-Closing Period. In preparing such Tax Returns, Purchaser shall not, and shall cause any of its Affiliates not to, make any changes to any position taken in any prior taxable year (unless required by applicable Law) that would materially affect Seller or its Affiliates. Purchaser shall, and shall cause its Affiliates to, pay or cause to be paid, all Taxes with respect to such Tax Returns when due. Purchaser shall, and shall cause its Affiliates to permit Seller to review and comment on any Tax Returns of any of the Conveyed Companies that are filed after the Closing Date pursuant to which Seller is responsible for Taxes pursuant to Section 7.1 of this Agreement, and Purchaser shall, and shall cause its Affiliates to, make such revisions to such Tax Returns as are reasonably requested by Seller and are consistent with past practice; provided, however, Purchaser will only be required to take the position advocated by the Seller if Seller delivers an opinion of a nationally recognized law or accounting firm that Seller’s proposed position is “more likely than not” to prevail if challenged by the IRS or other Governmental Authority. The cost of the “more likely than not” opinion is to be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. Seller shall, and shall cause, as applicable, the Equity Selling Entities and/or the Asset Selling Entities to pay over to Purchaser, no fewer than three (3) Business Days prior to the due date of the applicable Tax Return, an amount of cash sufficient for the payment of any Taxes shown as due on such Tax Return and for which Seller bears responsibility pursuant to Section 7.1 of this Agreement.

(c) Purchaser agrees that, to the extent able to do so under applicable Law and requested to do so by Seller, Purchaser and any of its relevant Affiliates shall, at Seller’s expense, carry back any item of loss, deduction, or credit of the Conveyed Companies or Purchased Assets attributable to any taxable period with respect to which Seller is liable for Taxes pursuant to Section 7.1 hereof; provided, however, that nothing in this Section 7.4(c) or in any other provision of this Agreement shall require Purchaser or any of its relevant Affiliates to carry back any item of loss, deduction, or credit with respect to the Conveyed Companies or Purchased Assets arising from the operation of the Conveyed Companies or the Purchased Assets for periods following the Closing Date.

(d) Purchaser agrees that, with respect to each Conveyed Company and any successor thereto:

(i) except as provided in Section 7.7(c), neither Purchaser nor any of its Affiliates nor any successors thereto will file any claim for refund of Taxes in respect of (a) any Pre-Closing Period, or (b) in the case of a Straddle Period, the portion of such Straddle Period ending on the Closing Date;

(ii) Purchaser, its Affiliates, and any successors thereto must make any elections available to them to waive the right to claim in respect of any Pre-Closing Period any carryback with respect to Taxes arising in (a) any taxable period beginning after the Closing Date, or (b) in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date;

(iii) Purchaser, its Affiliates, and any successors thereto shall not make or permit to be made any affirmative elections to claim (a) in respect of any Pre-Closing Period, or (b) in the case of a Straddle Period, the portion of such Straddle Period ending on the Closing Date, any carryback in respect of a Tax arising in (x) any period beginning after the Closing Date, or (y) in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date; and

(iv) except as required by Law, neither Purchaser nor any of its Affiliates nor any successors thereto will file any amended Tax Return in respect of (A) a Pre-Closing Period, or (B) in the case of a Straddle Period, the portion of such Straddle Period ending on the Closing Date, in each case without the prior written consent of Seller, which consent shall not be unreasonably conditioned, delayed or withheld.

Section 7.5 Tax Contests.

(a) Seller and Purchaser shall provide prompt notice to the other of any pending or threatened Contest of which it or any Affiliate becomes aware related to Taxes for any taxable period for which it is indemnified by the other Party hereunder. Such notice shall contain factual information (to the extent known) describing any asserted Tax Liability in reasonable detail and shall be accompanied by copies of any notice and other material documents it has received from any Taxing Authority in respect of any such matters. If a Party or any Affiliate has knowledge of an asserted Tax Liability with respect to a matter for which such Party is to be indemnified under Section 7.6 hereof and such Party fails to give the indemnifying Party prompt notice of such asserted Tax Liability. The failure to provide such prompt notice or other documents or information shall relieve the indemnifying Party of any Liability that it may have to the indemnified Party only to the extent that the indemnifying Party is actually and materially prejudiced thereby.

(b) Seller or its designee shall have the right to represent a Conveyed Company’s interests in any Contest relating to a Tax matter arising with respect to a Pre-Closing Period to the extent such Contest is in connection with any Taxes for which Seller may be liable pursuant to Section 7.1 hereof, to employ counsel of its choice at its expense and to control the conduct of such Contest, including settlement or other disposition thereof; provided, however, that Purchaser shall have the right, at Purchaser’s own expense, to consult with Seller regarding and to participate fully in all aspects of the prosecution and defense of any such Contest; and provided, further, that any settlement or other disposition of any such Contest that may affect Purchaser or any Affiliate for any taxable period beginning after the Closing Date or any portion of a Straddle Period beginning after the Closing Date may only be made with the prior written consent of Purchaser, which consent will not be unreasonably withheld, delayed or conditioned. In the case of any such Contest, in the event that Purchaser unreasonably withholds, delays or conditions consent in violation of the preceding sentence, Seller shall be relieved of its obligation under Section 7.6(b) to indemnify Purchaser for any Tax with respect to such Contest only to the extent that Seller is actually prejudiced thereby.

(c) Purchaser shall have the right to control the conduct of any Contest relating to a Tax matter of a Conveyed Company arising with respect to a taxable period ending after the Closing Date and of any Contest in respect of which Seller has not elected to represent the interests of a Conveyed Company pursuant to Section 7.5(b); provided, however, that Seller shall have the right, at Seller’s own expense, to consult with Purchaser regarding and to participate fully in all aspects of the prosecution and defense of any such Contest that may affect a Conveyed Company for any Pre-Closing Period or for any portion of a Straddle Period ending on the Closing Date; and provided, further, that any settlement or other disposition of any such Contest that may affect a Conveyed Company for any Pre-Closing Period or any portion of a Straddle Period ending on the Closing Date may only be made with the prior written consent of Seller, which consent will not be unreasonably withheld, delayed or conditioned. In the case of any such Contest, in the event that Seller unreasonably withholds, delays or conditions consent in violation of the preceding sentence, Purchaser shall be relieved of its obligation under Section 7.6(c) to indemnify Seller for any Tax with respect to such Contest only to the extent that the Purchaser is actually prejudiced thereby.

(d) As with all other Tax disputes under this Agreement, it is understood by the Parties that any disputes arising under this Section 7.5, including disputes regarding consent being unreasonably withheld, delayed or conditioned, shall constitute disputes regarding matters in this Article VII that require the agreement of the Parties within the meaning of Section 7.10 of this Agreement and, therefore, shall be resolved in accordance with Section 7.10 of this Agreement.

(e) Seller and Purchaser agree, in each case at no cost to the other Party, to cooperate with the other and the other’s Representatives in a prompt and timely manner in connection with any Contest. Such cooperation shall include, but not be limited to, making available to the other Party, during normal business hours, all books, records, Tax Returns, documents, files, other information (including working papers and schedules), officers or employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with any Contest requiring any such books, records and files.

(f) Where there is a dispute with a Taxing Authority regarding Liability for Tax for a Pre-Closing Period and for which Seller has an indemnification obligation, Purchaser shall, or shall cause the appropriate Conveyed Company to, as the case may be, at the request of the Seller, pay the amount of the disputed Tax to the Taxing Authority; provided that Seller has provided Purchaser or the Conveyed Company with sufficient funds to make such payment of such disputed Tax.

Section 7.6 Indemnification.

(a) The indemnification provisions set forth in this Section 7.6 are the exclusive remedy for obligations of the Parties arising under this Agreement that relate to Taxes and Article VIII of this Agreement shall not apply to such obligations, other than the survival provisions set forth in Section 8.1 and the expressly applicable loss limitation provisions of Sections 8.4 (which, for the avoidance of doubt, excludes the Per-Claim Deductible, the General Basket and the Cap, which shall not limit the indemnification under this Section 7.6) and 8.5.

(b) Seller shall be liable for, and covenants and agrees to indemnify and hold harmless the Purchaser and its Affiliates from and against, any and all Losses incurred by Purchaser or its Affiliates:

(i) by reason of the failure of any of the representations contained in Section 3.16 hereof to be true and correct on the date hereof or as of the Closing Date (determined without giving effect to any “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar impact or effect therein);

(ii) by reason of a breach by Seller of any covenant contained in this Article VII; and

(iii) for Seller’s Taxes for which Seller bears responsibility pursuant to Section 7.1 hereof.

(c) Except to the extent subject to indemnification pursuant to Section 7.6(b), Purchaser shall be liable for, and covenants and agrees to indemnify and hold harmless Seller and its Affiliates from and against, any and all Losses incurred by any of Seller or its Affiliates:

(i) by reason of a breach by Purchaser of any covenant contained in this Article VII; and

(ii) for Purchaser’s Taxes for which Purchaser bears responsibility pursuant to Section 7.2 of this Agreement.

(d) If a Party (the “Tax Indemnified Party”) determines that it or any of its Affiliates is or may be entitled to indemnification by another Party (the “Tax Indemnifying Party”) under Section 7.6(b) or Section 7.6(c) hereof, the Tax Indemnified Party will promptly deliver to the Tax Indemnifying Party a written notice and demand therefor (the “Tax Notice”) specifying the basis for indemnification and, if known, the amount for which the Tax Indemnified Party reasonably believes it or any of its Affiliates is entitled to be indemnified (a “Tax Claim”), together with any material supporting documentation (including, if applicable, any relevant notice from any Taxing Authority). The Tax Notice must be received by the Tax Indemnifying Party no later than thirty (30) days before the expiration of the applicable Tax statute of limitations; provided, however, that if the Tax Indemnified Party does not receive notice from the applicable Taxing Authority (“Taxing Authority Notice”) that an item exists that could give rise to a Tax Claim more than thirty (30) days before the expiration of the applicable Tax statute of limitations, then the Tax Notice must be received by the Tax Indemnifying Party as promptly as practicable after the Tax Indemnified Party receives the Taxing Authority Notice (but in no event more than five (5) Business Days after the Tax Indemnified Party receives the Taxing Authority Notice). Notwithstanding the foregoing or anything to the contrary herein, in no event will the failure to timely provide any Tax Notice or other documents or information relieve the Tax Indemnifying Party of any Liability that it may have to the Tax Indemnified Party, except to the extent that the Tax Indemnifying Party is actually and materially prejudiced thereby. If the Tax Indemnifying Party objects to the Tax Claim in the manner set forth in Section 7.6(e) hereof or if either the Tax Indemnifying Party or the Tax Indemnified Party exercises Contest rights as contemplated by Section 7.5(b), then the Tax Indemnifying Party shall not be liable to make an indemnification payment to the Tax Indemnified Party until there is a determination by the Arbiter or a Final Determination regarding the Tax Claim, as the case may be. In all other cases, the Tax Indemnifying Party will pay the Tax Indemnified Party the amount set forth in the Tax Notice, in cash or other immediately available funds, within thirty (30) days after receipt of the Tax Notice; provided, however, that if the amount for which the Tax Indemnified Party reasonably believes it is entitled to be indemnified is not known at the time of the Tax Notice, the Tax Indemnifying Party shall pay the amount known to be due and the Tax Indemnified Party will deliver to the Tax Indemnifying Party a further Tax Notice specifying the unknown amount as soon as reasonably practicable after such amount is known and payment will then be made as set forth above.

(e) The Tax Indemnifying Party may object to the Tax Claim (or the amount thereof) set forth in any Tax Notice by giving the Tax Indemnified Party, within thirty (30) days following receipt of such Tax Notice, written notice setting forth the Tax Indemnifying Party’s grounds for so objecting (the “Tax Objection Notice”). If the Tax Indemnifying Party does not give the Tax Indemnified Party the Tax Objection Notice within such thirty (30) day period, the Tax Indemnified Party may exercise any and all of its rights under applicable Law and this Agreement to collect such amount.

(f) If the Tax Indemnified Party and the Tax Indemnifying Party are unable to settle any dispute regarding a Tax Claim within thirty (30) days after receipt of the Tax Objection Notice, the Tax Indemnified Party and the Tax Indemnifying Party will, in accordance with Section 7.10, jointly request the Arbiter to resolve the dispute as promptly as possible.

(g) Each of the Parties, on behalf of itself and its Affiliates, agrees not to bring any actions or proceedings, at law, in equity or otherwise, against any other Party or its Affiliates, in respect of any breaches or alleged breaches of any representation, warranty or other provision of this Article VII, except pursuant to and subject to the express provisions of this Section 7.6.

Section 7.7 Refunds.

(a) Purchaser shall, and shall cause its Affiliates to, hold in trust for the benefit of Seller all refunds (including interest paid thereon by a Governmental Authority and any amounts applied against a Tax Liability for other taxable periods, net of any Tax cost arising as a result thereof (including Tax on such interest or refund or other additional Tax payable as a result of such refund) and any cost incurred in preparing any claim for refund to the extent attributable to any refund payable to Seller) of any Taxes for which Purchaser is entitled to indemnification pursuant to this Agreement (“Seller’s Refunds”), and, within five (5) Business Days after receipt by Purchaser or any of its Affiliates of any such Seller’s Refund, Purchaser or its Affiliate, as applicable, shall pay over to Seller the amount of such Seller’s Refund without right of set off or counterclaim. Notwithstanding anything in this Agreement to the contrary, Seller’s Refunds shall include any Transfer Tax, VAT or any other transfer or similar Tax that is the obligation of the Seller pursuant to this Agreement that is actually recovered by Purchaser or its Affiliates by way of a refund, credit, or otherwise, in each case, net of any Tax cost arising as a result thereof (including Tax on such interest or refund, credit or recovery or other additional Tax payable as a result of such refund, credit or recovery) and any cost incurred to obtain such refund, credit or recovery.

(b) Seller shall, and shall cause its Affiliates to, hold in trust for the benefit of Purchaser and its Affiliates all refunds (including interest paid thereon by a Governmental Authority and any amounts applied against a Tax Liability for other taxable periods, net of any Tax cost arising as a result thereof (including Tax on such interest or refund or other additional Tax payable as a result of such refund) and any cost incurred in preparing any claim for refund to the extent attributable to any refund payable to Purchaser) of any Taxes for which Seller is entitled to indemnification pursuant to this Agreement (“Purchaser’s Refunds”) and, within five (5) Business Days of receipt by Seller or any of its Affiliates of any such Purchaser’s Refund, Seller or and its Affiliate, as applicable, shall pay over to Purchaser the amount of Purchaser’s Refund without right of set off or counterclaim.

(c) Upon the reasonable request of Seller, Purchaser will file, or cause a Conveyed Company or other Affiliate of the Purchaser to file, claims for Seller’s Refunds, in such form as Seller may reasonably request; provided, however, that the filing of any such claim will not result in any prejudice to Purchaser or its Affiliates. Seller will have the sole right to prosecute any claims for Seller’s Refunds (by suit or otherwise) at Seller’s expense and with counsel of Seller’s choice. Purchaser will cooperate, and cause the appropriate Conveyed Company or other Affiliate of the Purchaser to cooperate, fully, at Seller’s expense, with Seller and its counsel in connection therewith.

(d) Upon the reasonable request of Purchaser, Seller shall and shall cause its Affiliates to file, claims for Purchaser’s Refunds, in such form as Purchaser may reasonably request; provided, however, that the filing of any such claim will not result in any prejudice to Seller or its Affiliates. Purchaser will have the sole right to prosecute any claims for Purchaser’s Refunds (by suit or otherwise) at Purchaser’s expense and with counsel of Purchaser’s choice. Seller will cooperate, and cause its Affiliates to cooperate, fully, at Purchaser’s expense, with Purchaser and its counsel in connection therewith.

(e) Except as provided in Sections 7.7(a) and 7.7(b) hereof, any refunds of Taxes other than Seller’s Refunds and Purchaser’s Refunds will be the property of the payee of such refunds and no other Party nor any of its Affiliates will have any right to such refunds.

(f) To the extent reasonably requested by Seller, and within (30) days of such request, Purchaser and its Affiliates shall grant to Seller appropriate powers of attorney as may reasonably be necessary to prosecute or defend its rights under this Section 7.7.

(g) Notwithstanding anything to the contrary herein, Seller shall not be entitled to any Tax refunds to the extent such refunds were included in Final Closing Working Capital.

Section 7.8 Assistance and Cooperation. After the Closing Date, Seller and Purchaser, in each case at no cost to the other Party, shall cooperate (and shall cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Conveyed Companies and the Purchased Assets, including (a) the preparation and filing of Tax Returns, (b) determining the Liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (c) examinations of Tax Returns, and (d) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession related to the foregoing available to the other, as provided in Section 7.9 hereof. Seller and Purchaser also shall (and shall cause their respective Affiliates to) make available to the other, as reasonably requested and available, personnel responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes. Any information or documents provided under this Section 7.8 or Section 7.9 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.

Section 7.9 Tax Records. Tax records (“Tax Records”) in possession of Seller and/or its Affiliates relating to the Conveyed Companies (other than those included in the Excluded Assets) shall be transferred to Purchaser. Seller may make and retain copies of such

Tax Records at its sole cost. Seller, Purchaser, and their respective Affiliates shall make available to each other (at no cost to the requesting Party) for inspection and copying during normal business hours upon reasonable notice all Tax Records in their possession relating to the Conveyed Companies and the Purchased Assets to the extent reasonably required by the other Party in connection with Tax planning or the preparation of Tax Returns, the resolution of items under this Article VII, Contests or other audits, disputes or litigation related to Taxes. Seller, Purchaser, and their respective Affiliates shall preserve and keep such Tax Records in their possession until the expiration of any applicable Tax statutes of limitation and as otherwise required by Law, but in any event for a period of not less than ten (10) years after the Closing Date.

Section 7.10 Dispute Resolution. If Seller and Purchaser fail to agree on the resolution of any of the matters in this Article VII, clause (iv) of the first sentence of Section 8.5 or Section 2.10 that require the agreement of the Parties or otherwise disagree about the proper interpretation or operation of any provision of this Article VII, clause (iv) of the first sentence of Section 8.5, Section 5.9 or Section 2.10, then such matter shall be referred to the Arbiter for binding arbitration. Seller and Purchaser shall deliver to the Arbiter copies of any schedules or documentation that may reasonably be required by the Arbiter to make its determination. Each of Purchaser and Seller shall be entitled to submit to the Arbiter a memorandum setting forth its position with respect to such arbitration. The Arbiter shall render a determination within sixty (60) days of the referral of such matter for binding arbitration. Seller or Purchaser, as the case may be, shall pay to the other Party the amount determined by the Arbiter within ten (10) days of the date on which the Arbiter makes its determination. Notwithstanding any provision of this Section 7.10, the Arbiter may, at its sole discretion, amend the procedures contained herein. The determination of the Arbiter shall be final and binding on all Parties. Notwithstanding anything in this Agreement to the contrary, the Arbiter’s fees and expenses incurred with respect to any matters in this Article VII, clause (iv) of the first sentence of Section 8.5, Section 5.9 or Section 2.10 shall be shared equally, fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser.

Section 7.11 Termination of Tax Sharing Agreements. As of the Closing Date, (a) all Tax Sharing Agreements existing between any of the Seller and/or its Affiliates, on the one hand, and any of the Conveyed Companies, on the other hand, shall be terminated; and (b) amounts due under such Tax Sharing Agreements shall be settled prior to the Closing Date. Upon such termination and settlement, no further payments by or to the Conveyed Companies with respect to such Tax Sharing Agreements shall be made, all other rights and obligations resulting from such Tax Sharing Agreements between the Conveyed Companies and others shall cease at such time and no right or liability will be included as an asset or a liability in the calculation of the Final Closing Working Capital with respect to such Tax Sharing Agreements or the termination or settlement thereof.

Section 7.12 Adjustment. The Parties agree that any indemnification payment made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Aggregate Purchase Price, unless otherwise required by applicable Law.

Section 7.13 Transfer Taxes. Subject to Section 5.10 or as otherwise expressly set forth in this Agreement, all Transfer Taxes shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller; provided that, for the avoidance of doubt, any Transfer Taxes that are actually recovered by Purchaser or any of its Affiliates are subject to Section 7.7 of this Agreement and the Purchaser shall use reasonable efforts to obtain any recovery or refund with respect to any such Taxes and to cooperate with the Seller in providing any information or documentation that may be reasonably necessary to obtain such recovery or refund. For the avoidance of doubt, such reasonable efforts shall not include any change to the operations of Purchaser or its Affiliates or require Purchaser or its Affiliates to implement any further Tax planning techniques to obtain any such recovery or refund.

(a) Subject to Purchaser providing Seller with a list of Purchaser’s Affiliates that Purchaser has designated pursuant to Section 2.1 to purchase Purchased Assets or Equity Interests at least sixty (60) calendar days prior to the Closing Date Seller shall deliver to Purchaser at least twenty-five (25) calendar days before the Closing Date a schedule of expected Transfer Taxes with respect to the Closing (which schedule shall include the VAT treatment pursuant to applicable Law of each asset type to be sold (or, where different, of each supply to be made for VAT purposes in connection with the Closing) by Seller, or any Equity Selling Entity or Asset Selling Entity, as reasonably determined by Seller, and reasonably detailed information to support Seller’s view of such VAT treatment). Seller shall cooperate, as reasonably requested by Purchaser, to minimize the amount of Transfer Taxes payable, including by claiming any available exemption or any available refund, credit or other recovery, and by executing and filing any invoices, forms or certificates reasonably required. The parties shall provide each other with any information reasonably requested in order to comply with applicable Transfer Tax Laws, where such information is connected with the Transfer Tax treatment or position in connection with the transactions contemplated by this Agreement. The amount of any refund, credit or other recovery received or utilized by Seller of any Transfer Taxes borne by Purchaser pursuant to Section 7.13 shall be paid by Seller to Purchaser.

(b) Seller and Purchaser shall prepare and timely file all necessary Tax Returns and other documentation required to be filed by each party with respect to all Transfer Taxes, consistently with the amount of Transfer Taxes as determined pursuant to this Section 7.13, and, if required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(c) As between Purchaser and Seller, the determination of the amount of any Transfer Taxes (including whether any exemption from (or reduction in) Transfer Taxes is available) required to be paid with respect to the consummation of the transactions contemplated by this Agreement shall be made by Seller in good faith in its reasonable discretion; provided, however, that if Purchaser reasonably disagrees with Seller’s determination with respect to any Transfer Tax and obtains prior to the applicable due date of the Transfer Tax a reliance opinion (for the avoidance of doubt, addressed to Purchaser or an Affiliate of Purchaser, and not to Seller, but a copy of which is provided to Seller) that Purchaser’s position is “more likely than not” to prevail, Purchaser’s position shall control. The cost of the “more likely than not” opinion is to be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.

(d) VAT.

(i) If the sale of any Purchased Asset under this Agreement is subject to VAT, Purchaser shall pay such VAT to Seller or the relevant Equity Selling Entity or Asset Selling Entity. Purchaser will pay such VAT to Seller not later than thirty (30) calendar days after Purchaser’s receipt of a valid VAT invoice issued by Seller or the relevant Equity Selling Entity or Asset Selling Entity that complies with the relevant conditions under applicable Law and that is addressed to Purchaser or the relevant Affiliate of Purchaser (as appropriate). Seller shall deliver a copy of draft VAT invoices to Purchaser for Purchaser’s review and input of any necessary information about the applicable Purchaser Affiliate. Seller shall provide such draft invoice within a reasonable period of time prior to the due date for Seller (or the relevant Equity Selling Entity or Asset Selling Entity) to issue such invoice (taking into account any applicable extensions), and Seller shall reflect on such VAT invoices the required information provided by Purchaser and any reasonable comments submitted by Purchaser. Subject to Purchaser providing Seller the required information within a reasonable time prior to such due date (taking into account any applicable extensions) for filing such invoice and remitting any VAT, any interest or penalties incurred by Seller, Purchaser, or their respective Affiliates as a result of an invalid VAT invoice issued by Seller or one of its Affiliates shall be borne by Seller. Purchaser and Seller shall use reasonable efforts and cooperate in good faith to determine the appropriate rate of VAT and to exempt the transfer of the Purchased Assets from any VAT to the extent permitted by applicable Law.

(ii) Should any Taxing Authority provide notification that VAT was applied in error, then (A) Seller shall without unreasonable delay provide Purchaser with a valid credit note; and (B) if the VAT applied in error was paid by Purchaser, Seller shall without unreasonable delay repay to Purchaser any such VAT under the condition that Purchaser cooperates in ensuring, where reasonably possible, that Seller will be able to correct this error with its competent tax office and obtain a VAT credit from the tax office for the VAT that was charged in error.

(iii) At the Closing where the Purchased Assets include an interest in real property and the transfer of such Purchased Assets is, or is treated as being, not liable to VAT, Purchaser and Seller will cooperate to the extent permitted by Law, to ensure that the transfer of such real property interest qualifies for such treatment.

Section 7.14 Section 338(h)(10) Election and Section 338(g) Elections. Seller shall join with Purchaser in timely making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or foreign Tax Law) (collectively a “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of the Conveyed Entities listed on Schedule 7.14 of the Seller Disclosure Letter (such entities, the “Section 338 Entities”), and Purchaser and Seller shall cooperate in the completion and timely filing of such elections in accordance with the provisions of Treasury Regulations Section 1.338(h)(10)-1 (or any comparable provisions of state, local or foreign Tax Law) or any successor provision. Purchaser and Seller shall determine the fair market value of the assets of such Section 338 Entities and the allocation of Final Aggregate Purchase Price (as required pursuant to Section 338(h)(10) of the Code and Treasury Regulations promulgated thereunder), together with applicable liabilities, among such assets and shall agree on a schedule setting forth the allocation as soon as practicable after the Closing Date. Purchaser and Seller agree to report the transfers under this Agreement consistent with Section 338(h)(10) Election and shall take no position on any Tax Return or with any Taxing Authority contrary thereto unless required to do so by applicable Tax Law. Seller acknowledges that Purchaser intends to make an election under Section 338(g) of the Code (and any corresponding elections under state, local, or foreign Tax Law) with respect to each Conveyed Company incorporated in a foreign jurisdiction (the “Section 338(g) Elections”) and Seller will reasonably cooperate with Purchaser to the extent Purchaser decides to make any such Section 338(g) Election. This Section 7.14 shall be subject to Section 2.10.

Section 7.15 Chinese Legal Requirements. Seller and its Affiliates shall comply with all applicable Chinese legal requirements for Tax filing and payment purposes, including, but not limited to, requirements with respect to Chinese enterprise income Taxes, PRC Tax Circular 698 and related notices.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties.

(a) The respective representations and warranties (other than the representations and warranties set forth in Section 3.10, Fundamental Representations and those in Section 3.16 with respect to Taxes) of Seller and Purchaser contained in Articles III and IV (and the ability to bring claims for breaches thereof) shall survive the date hereof until the date that is fifteen (15) months from the Closing Date, the representations and warranties set forth in Section 3.10 (and the ability to bring claims for breaches thereof) shall survive the date hereof until the date that is the fifth (5th) anniversary of the Closing Date, Fundamental Representations contained in Articles III and IV (and the ability to bring claims for breaches thereof) shall survive indefinitely and the representations and warranties in Section 3.16 with respect to Taxes (and the ability to bring claims for breaches thereof) shall survive until the date that is thirty (30) days following the expiration of the applicable Tax statute of limitations. The respective covenants of the Parties contained in this Agreement (and the ability to bring claims for breaches thereof) shall survive the Closing indefinitely unless earlier terminated in accordance with their express terms.

(b) Neither Seller nor the Purchaser shall have any liability whatsoever with respect to any representation and warranty unless a claim is made hereunder prior to the expiration of the applicable survival period for such representation and warranty, in which case such claim and such representation and warranty (and Seller’s or Purchaser’s potential liability therefor) shall survive as to such claim until such claim has been finally resolved and satisfied. For the avoidance of doubt, nothing herein shall limit the rights of the Parties to seek indemnification for any breach of any covenant or agreement occurring prior to its applicable survival date.

Section 8.2 Indemnification by Seller. Subject to the limitations set forth in this Article VIII, including Section 8.6 hereof, after the Closing, Seller agrees to defend and indemnify the Purchaser and its Affiliates (including, from and after the Closing, the Conveyed

Companies) and each of their respective officers, directors, employees, Representatives, agents, successors and assigns (the “Purchaser Indemnitees”) and save and hold each of them harmless against any Losses incurred, sustained or suffered by them arising out of or as a result of: (i) any failure of any representation or warranty made by Seller contained in Article III (other than those in Section 3.16 with respect to Taxes, which are addressed by Article VII exclusively) to be true and correct on the date hereof and as of the Closing Date; (ii) any breach of any covenant or agreement by Seller contained in this Agreement (other than (A) the covenants contained in Article VII (which are addressed by Article VII exclusively) and (B) the covenants contained in clause (d) of Section 5.2(a)(i) (which are addressed by Section 8.2(iii)); (iii) any breach of any covenant or agreement by Seller contained in clause (d) of Section 5.2(a)(i) and (iv) any Retained Liability.

Section 8.3 Indemnification by Purchaser. Subject to the limitations set forth in this Article VIII, after the Closing, Purchaser agrees to defend and indemnify Seller and its Affiliates and each of their respective officers and directors (“Seller Indemnitees”) and save and hold each of them harmless against any Losses incurred, sustained or suffered by them arising out of or as a result of: (i) any failure of any representation or warranty made by Purchaser contained in Article IV to be true and correct on the date hereof and as of the Closing Date; (ii) any breach of any covenant or agreement by Purchaser contained in this Agreement (other than covenants contained in Article VII, which are addressed by Article VII exclusively); (iii) except to the extent subject to indemnification under Section 8.2, any Assumed Liability; (iv) except to the extent subject to indemnification under Section 8.2, Third Party Claims relating to events occurring on or after the Closing Date in connection with the Business, the Purchased Assets or the Equity Interests, including the use, ownership, possession, operation, or occupancy of any Leased Real Property or Real Property, the Business Intellectual Property, the Purchased Assets or the Equity Interests from and after the Closing Date; and (v) any Parent Guarantee that remains outstanding after the Closing (to the extent arising out of or as a result of the default by Purchaser or its Affiliates after the Closing).

Section 8.4 Limitation on Indemnification, Mitigation.

(a) Liability. Notwithstanding anything to the contrary contained in this Agreement:

(i) Except with respect to breaches or inaccuracies of Fundamental Representations, neither Seller nor Purchaser shall be liable for any claim for indemnification pursuant to Section 8.2(i), Section 8.2(iii) or Section 8.3(i), as applicable (A) for any individual item (or series of related items) where the Loss relating thereto is less than $200,000 (the “Per-Claim Deductible”), and (B) in respect of each individual item (or series of related items) where the Loss relating thereto is equal to or greater than the Per-Claim Deductible, unless and until the aggregate amount of all such indemnifiable Losses which may be recovered from Purchaser or Seller, as the case may be, equals or exceeds $30.0 million (the “General Basket”), in which case Purchaser or Seller, as the case may be, shall be liable only for the amount of such Losses in excess of such amount.

(ii) Except with respect to breaches or inaccuracies of Fundamental Representations, the maximum aggregate amount of indemnifiable Losses which may be recovered for indemnification pursuant to Section 8.2(i), Section 8.2(iii) or Section 8.3(i), as the case may be, shall be an amount equal to $300.0 million (the “Cap”).

(iii) The maximum aggregate amount of indemnifiable Losses which may be recovered by (i) Purchaser Indemnitees for indemnification pursuant to Section 7.6, Section 8.2(i) or Section 8.2(ii) or (ii) Seller Indemnitees for indemnification under this Agreement shall be an amount equal to the Purchase Price.

(iv) Purchaser shall take and shall cause its Subsidiaries to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss; provided, however, that (i) Purchaser shall not be required to, or cause any Subsidiary to, commence or maintain any Action to mitigate or offset any Losses except as expressly set forth in Section 8.5 and (ii) in no event shall any provision of this Agreement require Purchaser to, or cause any Subsidiary to, seek indemnification against (a) any material customer of any Purchaser Indemnitee (including the Conveyed Companies) unless the amount of otherwise indemnifiable Losses reasonably likely to be recovered from such customer exceeds $10,000,000 or (b) any material supplier or other material business partner of any Purchaser Indemnitee (including the Conveyed Companies) unless the amount of otherwise indemnifiable Losses reasonably likely to be recovered from such supplier or business partner exceeds $1,000,000. Further, the failure to mitigate if required hereby shall not result in the loss of any indemnification rights but the amount of otherwise indemnifiable Losses resulting from such matter will be reduced by the amount thereof that would have been prevented had such mitigation occurred.

(v) With respect to each representation or warranty that is Qualified, no such Qualification (other than the Specified Qualifications) shall be taken into account for the purpose of determining whether an inaccuracy or breach of such representation or warranty has occurred or the amount of any Loss that is the subject of indemnification hereunder.

(b) Mitigation by Seller. Seller shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss; provided, however, (i) Seller shall not be required to, or cause any Affiliate to, commence or maintain any Action to mitigate or offset any Losses except as expressly set forth in Section 8.5 and (ii) in no event shall any provision of this Agreement require Seller to, or cause any Affiliate to, seek indemnification against (a) any material customer of any Seller Indemnitee unless the amount of otherwise indemnifiable Losses reasonably likely to be recovered from such customer exceeds $10,000,000 or (b) any material supplier or other material business partner of any Seller Indemnitee unless the amount of otherwise indemnifiable Losses reasonably likely to be recovered from such supplier or business partner exceeds $1,000,000. Further, the failure to mitigate if required hereby shall not result in the loss of any indemnification rights but the amount of otherwise indemnifiable Losses resulting from such matter will be reduced by the amount thereof that would have been prevented had such mitigation occurred.

Section 8.5 Losses Net of Insurance, Etc. The amount of any Loss for which indemnification is provided under Section 7.6, Section 8.2 or Section 8.3 shall be net of (i) any accruals or reserves included in the Final Closing Working Capital with respect to such matter, (ii) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party, (iii) any insurance proceeds or other cash receipts or sources of reimbursement actually received as an offset against such Loss (in the cases of clauses (ii) or (iii), net of reasonable expenses incurred in procuring such recovery and, with respect to recoveries from insurance, any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party as a result of the insurance claim related to such Loss, and any loss or reduction in coverage under the relevant insurance policy as a result of the insurance claim related to such Loss) (each source of recovery named in clauses (ii) and (iii), a “Collateral Source”) and (iv) an amount equal to the cash Tax benefit, if any, attributable to such Loss that is actually recognized (determined on a “with and without” basis and net of any of reasonable costs of the Indemnified Party and its Affiliates attributable to or incurred to recover such Tax benefit) by the Indemnified Party in the taxable year any indemnity payment is paid to an Indemnified Party under this Agreement or in any of the three (3) subsequent taxable years or the three (3) prior taxable years (provided that, for the avoidance of doubt, with respect to any prior taxable year, any Tax benefit that is, in the case of a Purchaser Indemnitee, attributable to a taxable period or portion thereof of a Conveyed Company that ends on or prior to the Closing Date and is actually recognized by the Seller or its Affiliates (determined on a with and without basis), including any such Tax benefit actually recognized by the Seller or its Affiliates that is attributable to a Seller’s Refund paid by Purchaser or its Affiliates pursuant to this Agreement, shall not be deemed a Tax benefit actually recognized by such Purchaser Indemnitee for purposes of this Section 8.5(iv)). Nothing in this Agreement shall (a) require any Indemnified Party to continue or maintain in effect any insurance policies, (b) claim or utilize any deduction, loss or other Tax benefit unless the Indemnifying Party delivers, from a mutually agreeable independent accounting firm, an opinion that such position is “more likely than not” to prevail under applicable Tax Law (with the cost of the “more likely than not” opinion borne fifty percent (50%) by the Indemnifying Party and fifty percent (50%) by the Indemnified Party) or (c) prevent or delay any Person from obtaining any indemnification hereunder prior to recovery of any amounts from any Collateral Source or receiving any Tax benefit or using any efforts to obtain any such recovery or benefit; however, if the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 7.6, Section 8.2 or Section 8.3 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment, and any excess recovery from a Collateral Source with respect to a given matter shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to Section 7.6, Section 8.2 or Section 8.3 with respect to such matter. The Indemnifying Parties waive all rights of subrogation with respect to any indemnification payments made by them and shall not be entitled to any rights of subrogation with respect to claims indemnified by them.

Section 8.6 Indemnification Procedure.

(a) Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Article VIII (an “Indemnified Party”), including any claim by a third party described in Section 8.7, which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Party from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Claim Certificate”), which Claim Certificate shall:

(i) state that the Indemnified Party has paid or anticipates it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii) to the extent then known, specify in reasonable detail (and have annexed thereto material supporting documentation, including any material, third party correspondence in connection with any Third-Party Claim and paid invoices for claimed Losses, as applicable) each Loss included in the amount so stated, the date such item was paid or accrued, as applicable, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder;

provided, that, the failure to provide any such Claim Certificate, information or documents will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the defense of such action is actually and materially prejudiced thereby.

(b) In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within forty-five (45) days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a notice of objection to such effect, specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the sixty (60) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction as set forth in Section 10.11(b).

(c) Claims for Losses covered by a memorandum of agreement of the nature described in Section 8.6(b) and claims for Losses the validity and amount of which have been the subject of judicial determination as described in Section 8.6(b) or shall have been settled with the consent of the Indemnifying Party, as described in Section 8.7 are hereinafter referred to, collectively, as “Agreed Claims.” Within ten (10) Business Days of the determination of the amount of any of the Agreed Claims, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

Section 8.7 Third-Party Claims.

(a) If a claim by a third party is made against any Indemnified Party with respect to which the Indemnified Party intends to seek indemnification hereunder for any Loss under this Article VIII, the Indemnified Party shall promptly notify the Indemnifying Party of such claim, but the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the defense of such action is actually and materially prejudiced by the Indemnified Party’s failure to give such notice. The Indemnifying Party shall have the right, but not the obligation, to conduct and control, through counsel of its choosing reasonably acceptable to the Indemnified Party, any such third-party claim, action, suit or proceeding (a “Third-Party Claim”), and the Indemnifying Party may compromise or settle the same; provided, however, that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and in no event shall the Indemnifying Party compromise or settle any Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, unless such compromise or settlement (i) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (ii) does not include any admission of wrongdoing or violation of Law on the part of the Indemnified Party or its Affiliates and (iii) includes as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all Liability in respect thereof; provided, further, that, notwithstanding the foregoing, the Indemnifying Party shall only be entitled to direct the defense (A) for so long as the Indemnifying Party conducts the defense in an active and diligent manner, (B) if the Third-Party Claim is not in respect of any matter involving potential criminal liability and does not seek as a remedy the imposition of an equitable remedy that, if granted, would be binding upon the Indemnified Party or any of its Affiliates, (C) if the Third-Party Claim is in respect of an indemnification claim by any Purchaser Indemnitee pursuant to Section 8.2(i) or Section 8.2(iii) or any Seller Indemnitee pursuant to Section 8.3(i) and such Third-Party Claim is reasonably expected to result in Losses less than 50% of which would be in excess of the Cap, (D) if the Indemnified Party does not have available to it one or more defenses or counterclaims which are inconsistent with one or more defenses or counterclaims which may be alleged by the Indemnifying Party and (E) with respect to any matter if the Indemnified Party shall not have been advised by outside counsel that there would be an actual conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such matter.

(b) No Indemnified Party may compromise or settle any Third-Party Claim for which it is seeking indemnification hereunder without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnifying Party is controlling the defense of a Third Party Claim, it shall nevertheless permit the Indemnified Party to participate in, but not control, the defense of any such action or suit through counsel chosen by the Indemnified Party; provided, however, that the fees and expenses of such counsel shall be borne by the Indemnified Party; provided, further, that (without limiting the Indemnified Party’s ability to assume control of the defense of such Third Party Claim at the Indemnifying Party’s expense pursuant to the last sentence of (a)) the Indemnified Party shall have the right to employ counsel to represent it, at the Indemnifying Party’s expense, if either (i) the Indemnified Party has available to it one or more defenses or counterclaims which are inconsistent with one or more defenses or counterclaims which may be alleged by the Indemnifying Party or (ii) there is a conflict of interest between the Indemnifying Party and the Indemnified Party. If the Indemnifying Party elects not to control or conduct the defense or prosecution of a Third-Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense or prosecution of any Third-Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose. An Indemnifying Party will lose any previously acquired right to control the defense of any Proceeding if for any reason the Indemnifying Party ceases (after notice and reasonably opportunity to cure) to actively, competently and diligently conduct the defense or otherwise fails to continue to have the right to control such defense as described in Section 8.7(a).

(c) The Parties shall cooperate in the defense or prosecution of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnifying Party records and information that are reasonably relevant to such Third-Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 8.8 No Contribution by Conveyed Companies. From and after the Closing Date, (a) the Conveyed Companies will not have any Liability to any Purchaser Indemnitee or Seller Indemnitee as a result of any misrepresentation or breach of representation, warranty, covenant or agreement contained in this Agreement and (b) no Seller Indemnitee will have any right of indemnification or contribution against a Conveyed Company (whether under (i) this Agreement, (ii) the organizational documents of the Conveyed Company, (iii) other Contracts with any Conveyed Company, (iv) rights or remedies otherwise granted under state corporation statutes, limited liability company statutes or other applicable Laws or (v) otherwise) on account of an indemnity claim pursuant to Section 8.2.

Section 8.9 Sole Remedy/Waiver. The Parties acknowledge and agree that, in the event that the Closing occurs:

(a) the sole and exclusive remedy of any Purchaser Indemnitee with respect to any and all Losses arising in connection with the representations, warranties and covenants set forth in this Agreement will be pursuant to the indemnification obligations set forth in Section 7.6 and Section 8.2; and

(b) the sole and exclusive remedy of any Seller Indemnitee with respect to any and all Losses arising from this Agreement or the transactions contemplated hereby, including in connection with the representations, warranties and covenants set forth in this Agreement will be pursuant to the indemnification obligations set forth in Section 7.6 and Section 8.3.

In furtherance of the foregoing, the Parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any, and claims for rescission) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Seller or any of its Affiliates or Representatives, any member of the board of directors of any Conveyed Company, or Purchaser or any of its Affiliates or Representatives, as the case may be, arising under or based upon any Law (including any such Law relating to environmental matters or arising under or based upon any securities Law, common law or otherwise) arising from this Agreement or the transactions contemplated hereby, including in connection with any misrepresentation or breach of the warranties or covenants contained in this Agreement except with respect to claims of fraud, willful breach or intentional misrepresentations. Notwithstanding the foregoing or anything to the contrary herein, nothing in this Agreement shall limit or be construed to limit (i) any Person’s rights or remedies in the event of fraud, willful breach or intentional misrepresentation, as to which such Person shall have all remedies available at Law or in equity, (ii) limit any right of any Person to seek and obtain equitable relief (including specific performance or injunctive relief) in accordance with, and subject to, Section 10.17 or (iii) limit any Person’s rights or remedies under the Transaction Documents other than this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Purchaser and Seller;

(b) by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to the date that is the one year anniversary of the date of this Agreement (the “End Date”) (unless the failure to consummate the Closing by such date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement); provided, however, that if all of the conditions to Closing shall have been satisfied or waived at such time (other than (A) the Antitrust Conditions and (B) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but would be satisfied if the Closing Date were the date of such extension), Purchaser may extend the End Date from time to time by written notice to Seller prior to the then-current End Date and Seller may extend the End Date from time to time by written notice to Purchaser prior to the date that is fifteen (15) days prior to the then-current End Date, in each case for thirty (30) days (each, an “Extension”), up to a date not beyond the date that is one (1) year and three (3) months after the date of this Agreement, the latest of any of which dates shall thereafter be deemed to be the End Date; provided, further, that Seller shall be responsible for and pay directly, or reimburse Purchaser or its Affiliates to the extent paid by the Purchaser or its Affiliates for, all ticking fees or similar fees or costs (including in the form of interest on any escrowed amounts) incurred by Purchaser or its Affiliates pursuant to the Financing Commitments (or any debt issued in lieu thereof or pursuant to the definitive documents contemplated thereby) arising in connection with, as a result of or incurred during the period covered by any Extension effected by Seller;

(c) by either Purchaser or Seller if any court of competent jurisdiction or other competent Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this

Agreement and such Order or other action shall have become final and nonappealable (unless such Order or action shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement);

(d) by written notice from Purchaser following a breach of any covenant or agreement of Seller, the Seller Entities or the Conveyed Companies contained in this Agreement, or if any representation or warranty of the Seller contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Section 6.2(a) and Section 6.2(b) is incapable of being satisfied at such time and such breach or inaccuracy is not cured as of the earlier of (i) three (3) Business Days prior to the End Date and (ii) thirty (30) days after written notice of such breach from Purchaser is received by Seller; provided, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to Purchaser if it is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement;

(e) by written notice from Seller following a breach of any covenant or agreement of Purchaser contained in this Agreement, or if any representation or warranty of Purchaser contained in this Agreement shall be or shall have become inaccurate, in either such case such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) is incapable of being satisfied at such time and such breach or inaccuracy is not cured as of the earlier of (i) three (3) Business Days prior to the End Date and (ii) thirty (30) days after written notice of such breach from Seller is received by Purchaser; provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Seller, if Seller, any Seller Entity or any Conveyed Company is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement; or

(f) by written notice from Seller, if all conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied if the Closing Date were the date valid notice of termination of this Agreement is delivered by Seller to Purchaser) and Purchaser shall have failed to complete the Closing as a result of the full proceeds to be provided to Purchaser by the Debt Financing not being available within two Business Days after the date on which the Closing should have occurred pursuant to Section 2.11(a) and Seller, the Seller Entities and the Conveyed Companies stood ready and willing to consummate the transactions contemplated by this Agreement during such period (which shall be evidenced by a written notice delivered by Seller to Purchaser to that effect at least two Business Days prior to the termination pursuant to this Section 9.1(f)); provided that during such period of two (2) Business Days following the date the Closing should have occurred pursuant to Section 2.11(a), no Party shall be entitled to terminate this Agreement pursuant to Section 9.1(b) and Seller cooperates with Purchaser to effect the Closing.

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party or their respective Affiliates, directors, officers, employees, partners, managers, members, stockholders or other Representatives shall have any Liability to the other Party or their respective Affiliates, directors, officers, employees, partners, managers, members, stockholders or other Representatives under or with respect to this Agreement except (A) that this Section 9.2, Section 5.1 (“Information and Documents”), Section 5.17 (“Confidentiality”), Section 10.1 (“Notices”), Section 10.3 (“Amendment; Waiver”), Section 10.4 (“Assignment”), Section 10.5 (“Entire Agreement”), Section 10.6 (“Parties in Interest”), Section 10.7 (“Public Disclosure”), Section 10.8 (“Return of Information”), Section 10.9 (“Expenses”), Section 10.11 (“Governing Law; Jurisdiction; Waiver of Jury Trial; Limitation of Liability”), Section 10.12 (“Counterparts”), Section 10.13 (“Headings”), Section 10.14 (“No Strict Construction”), Section 10.15 (“Severability”), Section 10.16 (“Release”) and Section 10.18 (“No Recourse”) which shall survive the termination of this Agreement and (B) that (i) subject to Sections 1.1(b) and 1.1(c), the Liability of any Party for fraud or willful or intentional breach by such Party of the representations, warranties, covenants or agreements of such Party set forth in this Agreement occurring prior to the termination of this Agreement shall survive the termination of this Agreement and (ii) in the event of any termination of this Agreement and a related action for fraud or breach of contract (including in any action to recover the Purchaser Fee by Seller), the prevailing Party shall be reimbursed by the other Parties to the action for reasonable attorneys’ fees and expenses relating to such action, but in no event shall any Party be liable for punitive damages hereunder or with respect thereto.

(b) Notwithstanding the foregoing, in the event this Agreement is terminated:

(i) by Purchaser or Seller pursuant to Section 9.1(b) or Section 9.1(c) (but for purposes of Section 9.1(c), only if such Order is attributable to an Antitrust Law) and, in each case, at the time of such termination all of the conditions to Closing set forth in Article VI have been satisfied or waived (other than (A) the Antitrust Conditions and (B) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but would be satisfied if the Closing Date were the date of such termination), or

(ii) by Seller pursuant to Section 9.1(e) or Section 9.1(f),

then Purchaser shall as promptly as reasonably practicable and, in any event, within two (2) Business Days of such termination, make a payment in cash to Seller in an amount equal to $210,000,000 (the “Purchaser Fee”). The Parties acknowledge and agree that in the event this Agreement is terminated in the circumstances described in this Section 9.2(b), Purchaser shall not be responsible for paying Seller or its Affiliates any amounts in excess of an amount equal to the Purchaser Fee (and the expenses, if any, contemplated by clause (B)(ii) of Section 9.2(a)).

(c) The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, if Purchaser fails to effect the Closing when required by Section 2.11(a) for any or no reason or otherwise breaches this Agreement in any way (whether willfully, intentionally, unintentionally or otherwise) prior to the Closing or fails to perform hereunder in any way (whether willfully, intentionally, unintentionally or otherwise) prior to the Closing, then, (i) Seller’s, the Seller Entities’, the Conveyed Companies’ and their Affiliates’ sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Purchaser, its Affiliates and any of their respective former, current or future directors, officers, employees, direct or indirect equityholders, controlling persons, partners, general or limited partners, stockholders, incorporators, Affiliates, Financing Sources, attorneys, representatives, agents, successors or assignees or any former, current or future director, officer, employee, direct or indirect equityholder, controlling person, partner, general or limited partner, manager, member, stockholder, incorporator, Affiliate, attorney, representative, agent, successor or assignee of any of the foregoing (collectively, the “Purchaser Related Parties”) for any breach, loss or damage shall be (A) the right to terminate this Agreement and receive payment of the Purchaser Fee (and the expenses, if any, contemplated by clause (B)(ii) of Section 9.2(a)) as and only to the extent provided by Section 9.2(b), or (B) the right of Seller to seek to enforce the obligations of Purchaser by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of the obligations of Purchaser pursuant to this Agreement as and only to the extent expressly permitted by Section 10.17(b) and (ii) except as provided in the immediately foregoing clause (i), none of the Purchaser Related Parties will have any Liability or other obligation (in each case whether absolute, accrued, contingent, fixed or otherwise) to the Seller or any of its Affiliates or Representatives relating to or arising out of this Agreement, or the Financing Commitments or in respect of any other agreement, document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, through Purchaser or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Purchaser or against any other Purchaser Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. The Parties hereto acknowledge and agree that in no event will Purchaser be required to pay the Purchaser Fee on more than one occasion. Upon termination of this Agreement by the Seller and the receipt by Seller of the Purchaser Fee (and the expenses, if any, contemplated by clause (B)(ii) of Section 9.2(a)), none of the Purchaser Related Parties shall have any further Liability or other obligation to the Seller or any of its Affiliates or Representatives relating to or arising out of this Agreement, the Financing Commitments or in respect of any other Transaction Document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Purchaser Related Parties shall have any further Liability or other obligation to the Seller or any of its Affiliates or Representatives relating to or arising out of this Agreement or the transactions contemplated hereby. In no event shall Seller, the Seller Entities or the Conveyed Companies be entitled to seek the remedy of specific performance of this Agreement prior to the Closing other than solely under the specific circumstances set forth in Section 10.17(b). Without limiting the obligations of the Financing Sources under the Financing Agreements, Seller acknowledges and agrees that no Financing Sources shall have any liability or obligation to the Seller or any of its Affiliates or Representatives in connection with this Agreement and the other Transaction Documents if such Financing Source breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Financing Agreements.

(d) Nothing in this Section 9.2 shall limit (i) prior to the termination of this Agreement in accordance with its terms, the right of Seller to seek to enforce the obligations of Purchaser by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the obligations of Purchaser pursuant to this Agreement as and only to the extent expressly permitted by Section 10.17(b), (ii) following the termination of this Agreement in accordance with its terms, the right of Seller to receive the Purchaser Fee to the extent expressly provided by Section 9.2(b) (and the expenses, if any, contemplated by clause (B)(ii) of Section 9.2(a)) or (iii) Seller’s rights under the Confidentiality Agreement or the CT Confidentiality Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. Except as otherwise expressly provided in this Agreement, any notice or other communication required or permitted under this Agreement shall be in writing and deemed to have been duly given (a) five (5) Business Days following deposit in the mails if sent by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile transmission and if receipt thereof is confirmed by machine generated receipt, (c) when delivered, if delivered personally to the intended recipient and (d) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

To Seller:

TE Connectivity Ltd.

Rheinstrasse 20

CH-8200 Schaffhausen

Switzerland

Attn: General Counsel

Facsimile: +41-52-633-6699

and

TE Connectivity

1050 Westlakes Drive

Berwyn, Pennsylvania 19312

Attn: General Counsel

Facsimile: +1 (610) 893-9602

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Alan Klein and Eric Swedenburg

Facsimile: +1 (212) 455-2502

To Holdings and Purchaser:

CommScope Holding Company, Inc.,

CommScope, Inc.

1100 CommScope Place, SE

Hickory, North Carolina 28602

Attn: Frank B. Wyatt, II, Senior Vice President, General Counsel and Secretary

Facsimile: +1 (828) 431-2520

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280

Attn: C. Mark Kelly and William Snyder

Facsimile: +1 (704) 444-1675

Section 10.2 Joinder. At the Closing, the Conveyed Companies set forth on Schedule 10.2(i) and the Permitted Designees shall execute a joinder to this Agreement (to the extent permitted by applicable Law and, if not so permitted but where an amended joinder is legally permissible in relation to the relevant Conveyed Company or Permitted Designee, with such amendments as are necessary to render the joinder permitted by applicable Law in relation to such Conveyed Company or Permitted Designee) pursuant to which they will become a “Party” to this Agreement and assume, and will be obligated (a) with Purchaser on a joint and several basis, to perform and satisfy each of Purchaser’s obligations under this Agreement and (b) each other, severally but not jointly, to perform and satisfy their respective obligations under this Agreement. At the Closing, the Seller Entities set forth on Schedule 10.2(ii) shall execute a joinder to this Agreement pursuant to which they will become a “Party” to this Agreement and assume, and will be obligated with (a) Seller on a joint and several basis, to perform and satisfy each of Seller’s obligations under this Agreement and (b) each other, severally but not jointly, to perform and satisfy the Seller Entities’ obligations under this Agreement.

Section 10.3 Amendment; Waiver. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Seller or, in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that no amendment may be made to Sections 9.2(c), 10.3, 10.6, 10.11 and 10.18 that adversely affects the rights of any Financing Source without prior written consent of such Financing Source. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver that may be given will be applicable except in the specific instance for which it is given and shall not be deemed a continuing waiver of the same provision or a waiver of any other provision.

Section 10.4 Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that Purchaser may assign its rights or obligations hereunder (a) to any Permitted Designee (including (i) the right to acquire all or part of the Purchased Assets or Equity Interests or (ii) assume all or part of the Assumed Liabilities, as the case may be, in which event all references herein to Purchaser will be deemed to refer to such Affiliates, as appropriate), or (b) for collateral security purposes to the Financing Sources, and all extensions, renewals, replacements, refinancings and refundings thereof (or an agent or trustee therefor); provided that, no such assignment will in any event limit or affect the obligations of Purchaser under this Agreement. Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 10.5 Entire Agreement. This Agreement (including all Schedules and Exhibits, the Purchaser Disclosure Letter and the Seller Disclosure Letter) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters except for (a) the Confidentiality Agreement and CT Confidentiality Agreement, each of which will remain in full force and effect for the term provided for therein if this Agreement is terminated in accordance with Section 9.1 and (b) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 10.6 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller or their successors or permitted assigns any rights or remedies under or by reason of this Agreement, except that (a) the Conveyed Company Covered Persons shall be third-party beneficiaries of the obligations of Purchaser set forth in Section 5.12, (b) any Affiliates of Seller that have provided Parent Guarantees shall be third-party beneficiaries of the obligations of Purchaser set forth in Section 5.13, (c) Sections 9.2(c), 10.3, 10.6 and 10.11 shall inure to the benefit of the Financing Sources, who are intended to be third-party beneficiaries thereof, (d) Section 7.6 and Article VIII shall inure to the benefit of the Seller Indemnitees and Purchaser Indemnitees and (e) Sections 9.2(c), 10.6 and 10.18 shall inure to the benefit of the Purchaser Related Parties, who are intended to be third-party beneficiaries thereof.

Section 10.7 Public Disclosure. Notwithstanding anything herein to the contrary, each Party agrees that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party is listed, if any, no press release or similar public announcement or communication shall be made of or concerning the execution or performance of this Agreement or the other Transaction Documents unless the Parties shall have consulted in advance with respect thereto. Notwithstanding anything to contrary herein, (a) upon the request of either Seller or Purchaser, upon the execution of this Agreement and upon the Closing, the Seller and Purchaser shall release a joint press release mutually acceptable to the Seller and Purchaser, (b) the parties may make any press release or other public announcement (including to analysts, investors or those attending industry conferences or analyst or investor conference calls), to the extent that such release or announcement contains information previously publicly disclosed in accordance with this Section 10.7 or is otherwise consistent in all material respects with previous statements made jointly by the Purchaser and Seller and (c) Purchaser and its Affiliates may make customary disclosures as expressly contemplated by the Financing Commitments (including in connection with the syndication of the Debt Financing). In the event any Party determines that a public disclosure of or concerning the execution or performance of this Agreement or the other Transaction Documents is required to comply with the requirements of any applicable Laws or the rules and regulations of any stock exchange upon which the securities of such Party is listed, then, prior to making any such filing, such Party shall provide the other and its counsel with a redacted version of this Agreement (and any other Transaction Document) which it intends to file, and will give due consideration to any comments provided by such other Party or its counsel and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Authority of those sections specified by such other Party or its counsel. The Parties shall use commercially reasonable efforts (a) to develop a joint communications plan and (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Without limiting the foregoing provisions hereof, Seller shall, to the extent reasonably practicable, consult with Purchaser regarding the form and content of any public disclosure of any material developments or matters involving the Business (including the financial condition or results of operations), Purchased Assets, Assumed Liabilities or the Conveyed Companies, including earnings releases, reasonably in advance of publication or release.

Section 10.8 Return of Information. If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, each Party shall promptly return to the other Party all books and records furnished by such other Party or any of its respective Affiliates, agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms, but subject to the exceptions, of the Confidentiality Agreement.

Section 10.9 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses; provided that any expenses of the Conveyed Companies incurred in connection with this Agreement (and the other Transaction Documents and the transactions contemplated hereby and thereby) up to and including the Closing shall be borne by Seller.

Section 10.10 Disclosure; Schedules. Seller shall give prompt written notice to Purchaser of (a) any written notice received by Seller subsequent to the date of this Agreement and prior to the Closing of (or other written communication relating to, or the occurrence of), any material default under any Material Contract and (b) any written notice or other communication from any third party alleging that the consent of such third party is required in connection with the Transactions. The disclosure of any matter in any Schedule of the Seller Disclosure Letter, as may be amended or supplemented prior to the Closing in accordance with the terms of this Agreement, shall expressly not be deemed to constitute an admission by Seller, or to otherwise imply, that any such matter is material for the purposes of this Agreement. Further, no disclosure hereunder or supplement to the Seller Disclosure Letter from and after the execution of this Agreement will be deemed to have cured any inaccuracy of any representation or warranty made in this Agreement for any purposes of this Agreement, including for purposes of the indemnification provided for in Section 7.6 and Article VIII or for purposes of determining whether the conditions set forth in Article VI have been satisfied.

Section 10.11 Governing Law; Jurisdiction; Waiver of Jury Trial; Limitation of Liability.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law principles of such state.

(b) With respect to any Action related to or arising out of this Agreement or the negotiation or performance hereof, each Party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the District of Delaware or any Delaware State court and (ii) waives any objection which it may have at any time to the laying of venue of any Action brought in any such court, waives any claim that such Action has been brought in an inconvenient forum and further waives the right to object, with respect to such Action, that such court does not have any jurisdiction over such Party. The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement. Each of Seller and Purchaser irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 10.11(b). Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Each of the Parties agrees that it will not bring or support any action or proceeding described in this Section 10.11 other than in the courts as described above.

(c) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR DISPUTES RELATING HERETO OR THERETO. EACH PARTY HERETO (I) CONSENTS TO TRIAL WITHOUT A JURY OF ANY SUCH PROCEEDING, (II) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (III) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(c).

(d) The Parties agree that the prevailing party or parties, as the case may be, in any Action shall be entitled to reimbursement of all costs of litigation, including reasonable attorneys’ fees, from the non-prevailing party. For purposes of this Section 10.11(d), each of the “prevailing party” and the “non-prevailing party” in any Action shall be the party designated as such by the court or other appropriate official presiding over such Action, such determination to be made as a part of the judgment rendered thereby.

(e) NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL (OTHER THAN ARISING BY REASON OF OR RESULTING FROM EFFORTS TO MITIGATE LOSSES), INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING, NOTHING HEREIN SHALL LIMIT A PERSON’S ABILITY TO RECOVER ANY LOSSES IN RESPECT OF CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE AND OTHER SPECIAL DAMAGES TO THE EXTENT PAID IN CONNECTION WITH A THIRD-PARTY CLAIM.

Section 10.12 Counterparts. This Agreement may be executed in one or more counterparts and delivered via facsimile, pdf, or other electronic means, each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 10.13 Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.14 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.15 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.16 Release.

(a) Effective as of the Closing Date, except with respect to ordinary course trade payables and accrued royalties existing as of the Closing Date and owed to Purchaser or its Affiliates irrespective of the transactions contemplated by this Agreement, if any, Purchaser, on behalf of itself, Holdings and their Subsidiaries, and each of the Conveyed Companies (the “Purchaser Releasors”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of Seller, the stockholders of Seller and each of their respective past, present or future officers, managers, directors, stockholders, partners, members, Affiliates, employees, counsel and agents (each, a “Seller Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, in law or in equity, which such Purchaser Releasor ever had, now has or may in the future have on or by reason of any matter, cause or thing whatsoever related to the Business, the Purchased Assets, Assumed Liabilities or Conveyed Companies prior to the Closing Date (other than any Assumed Intercompany Payables or Assumed Intercompany Receivables) but only to the extent that such cause, matter or thing does not otherwise constitute fraud. Each Purchaser Releasor covenants and agrees not to, nor shall any Purchaser Releasor cause its respective Subsidiaries to, assert any claim released hereby against any Seller Releasee.

(b) Effective as of the Closing Date, except with respect to ordinary course trade payables and accrued royalties existing as of the Closing Date and owed to Seller or its Affiliates irrespective of the transactions contemplated by this Agreement from Purchaser or its Subsidiaries prior to the Closing (and specifically excluding any such amounts owed from a Conveyed Company, which shall be released hereby unless an Assumed Intercompany Payable), if any, Seller, on behalf of itself and its Affiliates (including the Equity Selling Entities and the Asset Selling Entities but not including the Conveyed Companies) and its and their heirs, legal representatives, successors and assigns (collectively, with Seller, the “Seller Releasors”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of Purchaser, the stockholders and Subsidiaries (including, after the Closing, the Conveyed Companies) of Purchaser and each of their respective past, present or future officers, managers, directors, stockholders, partners, members, employees, counsel and agents (each, a “Purchaser Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, in law or in equity, which such Seller Releasor or its heirs, legal representatives, successors or assigns ever had, now has or may in the future have on or by reason of any matter, cause or thing whatsoever related to the Business, the Purchased Assets, Assumed Liabilities or Conveyed Companies prior to the Closing Date (other than any Assumed Intercompany Payables or Assumed Intercompany Receivables) but only to the extent that such cause, matter or thing does not otherwise constitute fraud. Each Seller Releasor covenants and agrees not to, and agrees to cause its respective Affiliates and Subsidiaries not to, assert any claim released hereby against any Purchaser Releasee.

(c) Notwithstanding anything contained in this Section 10.16 to the contrary, the release set forth in this Section 10.16 shall not affect or release the obligations of the Parties under this Agreement, the Transaction Documents, the Confidentiality Agreement or under any other agreement entered into pursuant to the terms of this Agreement.

Section 10.17 Specific Performance.

(a) Subject to Section 10.17(b), each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a Party, including such Party’s failure to take all actions as are necessary on such Party’s part in accordance with the terms and conditions of this Agreement to consummate the transactions contemplated by this Agreement, could not be adequately compensated by monetary damages alone. Accordingly, subject to Section 10.17(b), in addition to any other right or remedy to which any Party may be entitled under this Agreement, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement (including Purchaser’s obligation to enforce its rights under the Financing Commitments) by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

(b) Notwithstanding Section 10.17(a), it is explicitly agreed that, prior to the Closing, unless this Agreement has been terminated, Seller shall be entitled to seek specific performance of Purchaser’s obligation to cause the Closing to occur (without limiting the right of the Seller to injunctions, specific performance or other equitable remedies for obligations other than with respect to the consummation of the Closing) only in the event that (i) all conditions in Section 6.1 and Section 6.2 were satisfied (or, with respect to conditions that by their terms are to be satisfied by actions taken or certificates delivered at the Closing, are capable of being satisfied) at the time when the Closing would have been required to have occurred pursuant to Section 2.11(a), (ii) the Debt Financing (including any Alternative Financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.19) has been funded or will be funded at the Closing and (iii) the Seller has irrevocably confirmed that if specific performance is granted and the Debt Financing is funded, then the Seller would take such actions required of it by this Agreement to cause the Closing pursuant to Article II to occur.

(c) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief, on the terms and subject to the conditions and limitations set forth herein, on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order.

Section 10.18 No Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement (including claims or causes of action in tort or other non-contractual based theory) may only be brought against the entities that are expressly named as parties hereto or which expressly become a party hereto pursuant to Section 10.2 and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement hereto (or who becomes a party hereto pursuant to Section 10.2), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto shall have any Liability for any obligations or Liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each of the Purchaser Related Parties is a third party beneficiary of this Section 10.18.

Section 10.19 Holdings Guarantee. Holdings unconditionally and irrevocably guarantees to Seller the full and timely performance by the Purchaser of the Purchaser’s obligations pursuant to this Agreement and the other Transaction Documents. This is a guarantee of payment and performance, and not of collection, and Holdings acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of Holdings’ obligations or liabilities, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee, as well as any provision requiring or contemplating performance by Holdings. Holdings hereby waives, for the benefit of Seller, (i) any right to require Seller, as a condition of payment or performance by Holdings, to proceed against Purchaser or pursue any other remedy whatsoever and (ii) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by applicable Law which limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Purchaser. Notwithstanding anything to the contrary contained in this Section 10.19, the Seller hereby agrees that Holdings shall have all defenses to its obligations hereunder that would be available to Purchaser under this Agreement.

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IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

TE Connectivity Ltd.

By:	/s/ Driscoll A. Nina
Name: Driscoll A. Nina
Title: Vice President

CommScope Holding Company, Inc.

By:	/s/ Marvin S. Edwards Jr.
Name: Marvin S. Edwards Jr.
Title: President & CEO

CommScope, Inc.

By:	/s/ Marvin S. Edwards Jr.
Name: Marvin S. Edwards Jr.
Title: President & CEO

[Signature Page to Purchase Agreement]